DANISCO

First you add knowledge...

RECEIVED

2007 NOV 30 A 5:50

Commission File No. 82-3158

Danisco USA Inc.
565 Taxter Road, Suite 590
Elmsford
New York 10523-2300
USA
Tel +1 800 255 6837
Tel +1 913 764 8100
Fax +1 914 592 1407
www.danisco.com

November 28, 2007

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission [redacted]
450 Fifth Street, N.W.
Judiciary Place
Washington, D.C. 20549

07028291

SUPPL

Re: Danisco A/S
Commission File No. 82-3158

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), Danisco A/S hereby submits to the Commission the following information which Danisco has (A) made public pursuant to the laws of Denmark, (B) filed with the Copenhagen Stock Exchange, or (C) distributed to its security holders since its last such submission to the Commission , under cover of a letter dated August 21, 2007.

A schedule of the documents referred to above is attached hereto.

Kindly acknowledge receipt of this submission by stamping the enclosed dated copy of this letter and returning it in the envelope also enclosed.

Very truly yours,

Eileen Gill
General Counsel, Danisco USA

PROCESSED
DEC 04 2007
THOMSON
FINANCIAL

Enclosures

cc: Peter Flagel, Esq.

dlw 11/30

RECEIVED

2007 NOV 29 A 7:52

Commission File No. 82-3158
Danisco A/S Submission
November 28, 2007

Number	Date of Publication	Title of Document	Press Release	Made Public under Danish Law	Filed w/Copenhagen Stock Exchange	Distribution to the Securities Holders
A.		**PRESS RELEASES**				
1	8/13/07	Share buyback in Danisco A/S	X	X	Notice No.18/2007	X
2	8/20/07	Share buyback in Danisco A/S	X	X	Notice No.19/2007	X
3	8/21/07	Pig industry to benefit from embracing enzyme technology	X			X
4	8/27/07	Share buyback in Danisco A/S	X	X	Notice No.20/2007	X
5	8/28/07	Litesse polydextrose receives approval for use in all foods and beverages	X			X
6	8/29/07	Excerpt of the Chairman's report at the Annual General Meeting on 29 August 2007	X	X	Notice No.21/2007	X
7	8/29/07	Annual General Meeting of Danisco A/S held on 29 August 2007	X	X	Notice No.22/2007	X
8	8/31/07	Announcement on the total number of voting rights and total share capital of the company	X	X	Notice No.23/2007	X
9	9/3/07	Share buyback in Danisco A/S	X	X	Notice No.24/2007	X
10	9/4/07	Danisco and TNO sign exclusive licensing agreement on exopolysaccharide-producing probiotic strains for weight management	X			X
11	9/5/07	Monthly ice cream concept: Fair Premium Ice Cream	X			X

Number	Date of Publication	Title of Document	Press Release	Made Public under Danish Law	Filed w/Copenhagen Stock Exchange	Distribution to the Securities Holders
12	9/6/07	Continued strong potential for Danisco's sugar production in 2007	X			X
13	9/10/07	Share buyback in Danisco A/S	X	X	Notice No.25/2007	X
14	9/11/07	Danisco technology makes fantastic tortillas- easily	X			X
15	9/14/07	Danisco collaboration with DONG Energy on second generation bioethanol	X			X
16	9/17/07	Share buyback in Danisco A/S	X	X	Notice No.26/2007	X
1	9/19/07	Announcement of Results for Q1 2007/08(1 May – 31 July 2007)	X	X	Notice No.27/2007	X
18	9/20/07	Niels Christian Nielsen receives Danisco Award 2007	X			X
19	9/20/07	Genencor announces increased saccharification enzyme prices for the US fuel ethanol market	X			X
20	9/21/07	Danisco selected for inclusion in the Dow Jones Sustainability indexes for the sixth consecutive year	X			X
21	9/21/07	GRINDSTED® CRYSTALLIZER nominated for Fi Europe award	X			X
22	9/24/07	Share buyback in Danisco A/S	X	X	Notice No.28/2007	X
23	9/27/07	The EU takes key steps to restore sugar market balance. Operating profit (EBIT) in Danisco Sugar upgraded by DKK 150 million to DKK 450 million	X	X	Notice No.29/2007	X
24	10/1/07	Share buyback in Danisco A/S	X	X	Notice No.30/2007	X
25	10/1/07	Genencor appoints new Executive Vice President – Technical enzymes	X			X
26	10/8/07	Share buyback in Danisco A/S	X	X	Notice No.31/2007	X
27	10/10/07	Additional expertise for Danisco Animal Nutrition	X			X

Number	Date of Publication	Title of Document	Press Release	Made Public under Danish Law	Filed w/Copenhagen Stock Exchange	Distribution to the Securities Holders
28	10/15/07	Share buyback in Danisco A/S	X	X	Notice No.32/2007	X
29	10/15/07	Genencor launches first ever commercial enzyme product for cellulosic ethanol	X			X
30	10/17/07	Danisco ice cream concept: Zephyr Ice Cream	X			X
31	10/17/07	Trends, innovation and the very best of health	X			X
32	10/18/07	New Danisco concepts wrap health in appealing packages	X			X
33	10/19/07	Fast, convenient and made at home	X			X
34	10/22/07	Share buyback in Danisco A/S	X	X	Notice No.33/2007	X
35	10/22/07	Strategic partners in taste and texture	X			X
36	10/22/07	Bringing health to everyday life	X			X
37	10/23/07	Danisco launches Care4U™, the most comprehensive, all-natural range of food protection solutions	X			X
38	10/24/07	Danisco application team move HOWARU™ documented probiotic cultures into new market segments	X			X
39	10/25/07	Meat manufacturers can now easily turn to an all-natural positioning with TEXEL® NatuRed	X			X
40	10/26/07	Danisco cuts the cost of yogurts and dairy drinks	X			X
41	10/29/07	Share buyback in Danisco A/S	X	X	Notice No.34/2007	X
42	10/30/07	Child health experts show interest in probiotic potential	X			X
43	11/1/07	Dulcaden®- A new range of Lactitol based products from Danisco	X			X
44	11/5/07	Share buyback in Danisco A/S	X	X	Notice No.35/2007	X
45	11/8/07	Danisco shows new ways to meet market needs	X			X
46						

Number	Date	Title of Document	Press Release	Made Public under Danish law	Filed w/Copenhagen Sock Exchange	Distribution to the Securities Holders
47	11/12/07	Share buyback in Danisco A/S	X	X	Notice No.36/2007	X
48	11/12/07	Danisco Sugar to consolidate production in Lithuania	X			X
49	11/14/07	Litesse® is now approved by the FDA in the USA for use in yoghurt products	X			X
50	11/19/07	Share buyback in Danisco A/S	X	X	Notice No.37/2007	X
51	11/26/07	Share buyback in Danisco A/S	X	X	Notice No.38/2007	X
B.		**NOTICES TO THE STOCK EXCHANGE**				
1	8/13/07	Share buyback in Danisco A/S	X	X	Notice No.18/2007	X
2	8/20/07	Share buyback in Danisco A/S	X	X	Notice No.19/2007	X
3	8/27/07	Share buyback in Danisco A/S	X	X	Notice No.20/2007	X
4	8/29/07	Excerpt of the Chairman's report at the Annual General Meeting on 29 August 2007	X	X	Notice No.21/2007	X
5	8/29/07	Annual General Meeting of Danisco A/S held on 29 August 2007	X	X	Notice No.22/2007	X
6	8/31/07	Announcement on the total number of voting rights and total share capital of the company	X	X	Notice No.23/2007	X
7	9/3/07	Share buyback in Danisco A/S	X	X	Notice No.24/2007	X

Number	Date	Title of Document	Press Release	Made Public under Danish law	Filed w/Copenhagen Sock Exchange	Distribution to the Securities Holders
8	9/10/07	Share buyback in Danisco A/S	X	X	Notice No.25/2007	X
9	9/17/07	Share buyback in Danisco A/S	X	X	Notice No.26/2007	X
10	9/19/07	Announcement of Results for Q1 2007/08(1 May – 31 July 2007)	X	X	Notice No.27/2007	X
11	9/24/07	Share buyback in Danisco A/S	X	X	Notice No.28/2007	X
12	9/27/07	The EU takes key steps to restore sugar market balance. Operating profit (EBIT) in Danisco Sugar upgraded by DKK 150 million to DKK 450 million	X	X	Notice No.29/2007	X
13	10/1/07	Share buyback in Danisco A/S	X	X	Notice No.30/2007	X
14	15/10/8/07	Share buyback in Danisco A/S	X	X	Notice No.31/2007	X
15	10/15/07	Share buyback in Danisco A/S	X	X	Notice No.32/2007	X
16	10/22/07	Share buyback in Danisco A/S	X	X	Notice No.33/2007	X
17	10/29/07	Share buyback in Danisco A/S	X	X	Notice No.34/2007	X
18	11/5/07	Share buyback in Danisco A/S	X	X	Notice No.35/2007	X
19	11/12/07	Share Buyback in Danisco A/S	X	X	Notice No.36/2007	X

Number	Date	Title of Document	Press Release	Made Public under Danish law	Filed w/Copenhagen Sock Exchange	Distribution to the Securities Holders
20	11/19/07	Share buyback in Danisco A/S	X	X	Notice No.37/2007	X
21	11/26/07	Share buyback in Danisco A/S	X	X	Notice No.38/2007	X
C.		**SHAREHOLDERS INFO**				
1	8/10/07	To the Shareholders of Danisco A/S / Danisco's Annual General Meeting		X		X
2	8/13/07	Share buyback in Danisco A/S	X	X	Notice No.18/2007	X
3	8/20/07	Share buyback in Danisco A/S	X	X	Notice No.19/2007	X
4	8/21/07	Pig industry to benefit from embracing enzyme technology	X			X
5	8/27/07	Share buyback in Danisco A/S	X	X	Notice No.20/2007	X
6	8/28/07	Litesse polydextrose receives approval for use in all foods and beverages!	X			X
7	8/29/07	Excerpt of the Chairman's reports at the Annual General Meeting on August 29, 2007	X	X	Notice No.21/2007	X
8	8/29/07	Annual General Meeting of Danisco A/S held on 29 August 2007	X	X	Notice No.22/2007	X
9	8/31/07	Announcement on the total number of voting rights and total share capital of the company	X	X	Notice No.23/2007	X
10	9/3/07	Share buyback in Danisco A/S	X	X	Notice No.24/2007	X

Number	Date	Title of Document	Press Release	Made Public under Danish law	Filed w/Copenhagen Sock Exchange	Distribution to the Securities Holders
11	9/4/07	Danisco and TNO sign exclusive licensing agreement on exopolysaccharide-producing probiotic strains for weight management	X			X
12	9/5/07	Monthly ice cream concept: Fair Premium Ice Cream	X			X
13	9/6/07	Continued strong potential for Danisco's sugar production in 2007	X			X
14	9/10/07	Share buyback in Danisco A/S	X	X	Notice No.25/2007	X
15	9/11/07	Danisco technology makes fantastic tortillas- easily	X			X
16	9/14/07	Danisco collaboration with DONG Energy on second generation bioethanol	X			X
17	9/17/07	Share buyback in Danisco A/S	X	X	Notice No.26/2007	X
18	9/19/07	Announcement of Results for Q1 2007/08(1 May – 31 July 2007)	X	X	Notice No.27/2007	X
19	9/20/07	Niels Christian Nielsen receives Danisco Award 2007	X			X
20	9/20/07	Genencor announces increased saccharification enzyme prices for the US fuel ethanol market	X			X
21	9/21/07	Danisco selected for inclusion in the Dow Jones Sustainability indexes for the sixth consecutive year	X			X
22	9/21/07	GRINDSTED® CRYSTALLIZER nominated for Fi Europe award	X			X
23	9/24/07	Share buyback in Danisco A/S	X	X	Notice No.28/2007	X
24	9/27/07	The EU takes key steps to restore sugar market balance. Operating profit (EBIT) in Danisco Sugar upgraded by DKK 150 million to DKK 450 million	X	X	Notice No.29/2007	X
25	10/1/07	Share buyback in Danisco A/S	X	X	Notice No.30/2007	X

Number	Date	Title of Document	Press Release	Made Public under Danish law	Filed w/Copenhagen Sock Exchange	Distribution to the Securities Holders
26	10/1/07	Genencor appoints new Executive Vice President – Technical enzymes	X			X
27	10/8/07	Share buyback in Danisco A/S	X	X	Notice No.31/2007	X
28	10/10/07	Additional expertise for Danisco Animal Nutrition	X			X
29	10/15/07	Share buyback in Danisco A/S	X	X	Notice No.32/2007	X
30	10/15/07	Genencor launches first ever commercial enzyme product for cellulosic ethanol	X			X
31	10/17/07	Danisco ice cream concept: Zephyr Ice Cream	X			X
32	10/17/07	Trends, innovation and the very best of health	X			X
33	10/18/07	New Danisco concepts wrap health in appealing packages	X			X
34	10/19/07	Fast, convenient and made at home	X			X
35	10/22/07	Share buyback in Danisco A/S	X	X	Notice No.33/2007	X
36	10/22/07	Strategic partners in taste and texture	X			X
37	10/22/07	Bringing health to everyday life	X			X
38	10/23/07	Danisco launches Care4U™, the most comprehensive, all-natural range of food protection solutions	X			X
39	10/24/07	Danisco application team move HOWARU™ documented probiotic cultures into new market segments	X			X
40	10/25/07	Meat manufacturers can now easily turn to an all-natural positioning with TEXEL® NatuRed	X			X
41	10/26/07	Danisco cuts the cost of yogurts and dairy drinks	X			X
42	10/29/07	Share buyback in Danisco A/S	X	X	Notice No.34/2007	X
43	10/30/07	Child health experts show interest in probiotic potential	X			X
44	11/1/07	Dulcaden®- A new range of Lactitol based products from Danisco	X			X

Number	Date	Title of Document	Press Release	Made Public under Danish law	Filed w/Copenhagen Sock Exchange	Distribution to the Securities Holders
45	11/5/07	Share buyback in Danisco A/S	X	X	Notice No.35/2007	X
46	11/8/07	Danisco shows new ways to meet market needs	X			X
47	11/12/07	Share buyback in Danisco A/S	X	X	Notice No.36/2007	X
48	11/12/07	Danisco Sugar to consolidate production in Lithuania	X			X
49	11/14/07	Litesse® is now approved by the FDA in the USA for use in yoghurt products	X			X
50	11/19/07	Share buyback in Danisco A/S	X	X	Notice No.37/2007	X
51	11/26/07	Share buyback in Danisco A/S	X	X	Notice No.38/2007	X
52	n/a	Jobs				X
53	n/a	Calendar				X
54	n/a	Share information				X
55	n/a	Danisco Division: Genencor				X
56	n/a	Danisco Division: Cultures				X
57	n/a	Danisco Division: Texturants & Sweeteners				X
58	n/a	Danisco Division: Sugar				X
59	n/a	Market Position/ Peer Group				X
60	n/a	Risk Management				X
61	n/a	Market Developments				X
62	n/a	Dividend Policy				X
63	11/28/07	Share Price		X		X

EXECUTIVE BOARD

DANISCO

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

Notice no.: 18/2007

13 August 2007

Share buyback in Danisco A/S

On 20 June 2007 the Board of Directors of Danisco decided to launch a share buyback programme under which Danisco will buy back treasury shares for an amount of up to DKK 500,000,000 in the period from 3 July 2007 to 14 December 2007.

The programme is structured according to the provisions of the EU Commission's regulation no. 2273/2003 of 22 December 2003, also referred to as the 'safe harbour method'.

Since our Notice no. 12/2007 of 9 July 2007, the following transactions have been made under the programme:

	Number of shares	Average purchase price in DKK	Transaction value in DKK
Accumulated at latest Notice	366,000	415.15	151,944,580
6 August 2007	10,000	397.60	3,976,000
7 August 2007	7,000	401.75	2,812,250
8 August 2007	-	-	-
9 August 2007	-	-	-
10 August 2007	25,000	415.36	10,384,000
Accumulated volume under programme	408,000	414.50	169,116,830

With the buyback of shares as stated above, Danisco owns a total of 661,646 treasury shares of a nominal value of DKK 20 each, corresponding to 1.35% of the total number of issued shares of 48,941,495 shares.

An amount of DKK 330,883,170 remains to be used under the programme.

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:
Investor Relations, tel.: +45 3266 2912, investor@danisco.com
Media Relations tel.: +45 3266 2913, e-mail: info@danisco.com

With 9,700 employees in more than 40 countries, Danisco is one of the world's leading suppliers of food ingredients, sugar and industrial bioproducts. Based on our technology platform we use nature's own raw materials and resources to develop and produce ingredients for food and other products used in everyday life. Danisco ingredients are used in about every second ice cream and cheese, every third box of detergent and every fourth loaf of bread produced globally. Danisco ingredients based on food technology and biotechnology are also used in other consumer products - from feed and toothpaste to biofuel and plastics. Throughout the value chain, sustainability is integrated in Danisco's way of doing business.

2

DANISCO

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Text size: A A

20 August 2007 - 07:10

Share buyback in Danisco A/S

On 20 June 2007 the Board of Directors of Danisco decided to launch a share buyback programme under which Danisco will buy back treasury shares for an amount of up to DKK 500,000,000 in the period from 3 July 2007 to 14 December 2007.

Notice no. 19/2007

On 20 June 2007 the Board of Directors of Danisco decided to launch a share buyback programme under which Danisco will buy back treasury shares for an amount of up to DKK 500,000,000 in the period from 3 July 2007 to 14 December 2007.

The programme is structured according to the provisions of the EU Commission's regulation no. 2273/2003 of 22 December 2003, also referred to as the 'safe harbour method'.

Since our Notice no. 12/2007 of 9 July 2007, the following transactions have been made under the programme:

	Number of shares	Average purchase price in DKK	Transaction value in DKK
Accumulated at latest Notice	408,000	414.50	169,116,830
13 August 2007	10,000	412.26	4,122,600
14 August 2007	11,000	409.05	4,499,550
15 August 2007	20,000	402.31	8,046,200
16 August 2007	30,000	393.57	11,807,100
17 August 2007	-	-	-
Accumulated volume under programme	479,000	412.51	197,592,280

Yours faithfully

Tom Knutzen

CEO

For further information, please contact:

Investor Relations, tel.: +45 3266 2912, e-mail: investor@danisco.com
Media Relations tel.: +45 3266 2913, e-mail: info@danisco.com

Read the full release in English in PDF format

Read the full release in Danish in PDF format

Printed Thursday, 08 November 2007 from

http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/en/stock+exchange+news/2007/investor_226_en.htm

3

DANISCO

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Text size: A A

21 August 2007 - 15:35

Pig industry to benefit from embracing enzyme technology

Pig producers will continue to fall short of reaching their target performance and economic potential unless they fully harness the benefits offered by feed enzymes, according to Danisco Animal Nutrition, who pioneered their development and use in pig and poultry feeds.

"The contribution that enzymes can make at all stages of pig production, from weaners through to finishers, has been consistently demonstrated, yet some feed manufacturers and pig producers have still been relatively slow to adopt this proven technology," comments Dr Gary Partridge, the company's Global Technical Director. "However, with cereal prices at new highs, there is great pressure on the industry to utilise ingredients more efficiently and to get more energy out of pig rations. It is therefore becoming increasingly important for feed manufacturers and pig producers to appraise their feed strategy and fully harness the benefits of enzyme technology.

"Diets for young pigs have historically been the primary focus for enzyme use, but their introduction into grower-finisher diets has also been gathering pace in recent years. At a time when it is becoming ever more important to target greater performance and consistency, we believe that enzymes can make a significant contribution by reducing variability, increasing throughput and lowering production costs."

In practical feed formulations the addition of a specific xylanase (Porzyme® Danisco Animal Nutrition) has been proven to increase nutrient availability and reduce variability in the feeding value of key cereal grains. The result is more consistent diet performance, increased daily gain, improved feed efficiency and more uniform pigs. This combination of benefits offers feed manufacturers and pig producers the option of either maintaining the same level of performance but reducing feed costs by adjusting dietary nutrient specifications, or of increasing overall pig performance by adding Porzyme to an existing formulation.

Danisco Animal Nutrition's new Porcheck™ service further supports the proven benefits of Porzyme by quantifying the enhanced nutritional value of diets based on wheat, rye, triticale or barley and, where relevant, grain by-products. The service generates information which enables pig diets to be accurately reformulated, providing the opportunity to reduce feed costs by approximately €2.50/tonne, whilst also minimising variability in performance which can otherwise cost producers around €1.50 per pig in reduced net margin.

Dr Partridge adds: "In the past, some producers have regarded enzyme inclusion for grower/finisher pigs as being expensive relative to the perceived benefits, but with raw material prices increasing, more competitive enzyme pricing and flexible dosing of enzyme products now possible the actual cost of inclusion is very advantageous, generating greater returns on investment. In addition, enzymes can offer significant additional benefits, including drier manure, reduced faecal volume and lower levels of nitrogen excretion, all of which are becoming increasingly important considerations for the pig industry throughout the world."

For further information, please contact:

Andrea Barletta
Global Marketing Director
Danisco Animal Nutrition
Tel: +44 (0) 1672 517777
Email: andrea.barletta@danisco.com

Julian Cooksley
Account Manager
Kendalls Communications
Tel: +44 (0) 1394 610022
Email: julian.cooksley@kendallscom.co.uk

Notes for editors:

Digital images of Dr Gary Partridge are available to illustrate this press release.
Please email: jo.bowron@kendallscom.co.uk

....

Printed Friday, 09 November 2007 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/en/business+updates/2007/businessupdate_223_en.ht

4.

EXECUTIVE BOARD

DANISCO

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

Notice no.: 20/2007

27 August 2007

Share buyback in Danisco A/S

On 20 June 2007 the Board of Directors of Danisco decided to launch a share buyback programme under which Danisco will buy back treasury shares for an amount of up to DKK 500,000,000 in the period from 3 July 2007 to 14 December 2007.

The programme is structured according to the provisions of the EU Commission's regulation no. 2273/2003 of 22 December 2003, also referred to as the 'safe harbour method'.

Since our Notice no. 12/2007 of 9 July 2007, the following transactions have been made under the programme:

	Number of shares	Average purchase price in DKK	Transaction value in DKK
Accumulated at latest Notice	479,000	412.51	197,592,280
20 August 2007	-	-	-
21 August 2007	11,000	400.81	4,408,910
22 August 2007	9,000	405.65	3,650,850
23 August 2007	-	-	-
24 August 2007	23,000	405.48	9,326,040
Accumulated volume under programme	522,000	411.84	214,978,080

With the buyback of shares as stated above, Danisco owns a total of 775,646 treasury shares of a nominal value of DKK 20 each, corresponding to 1.58% of the total number of issued shares of 48,941,495 shares.

An amount of DKK 285,021,920 remains to be used under the programme.

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:
Investor Relations, tel.: +45 3266 2912, e-mail: investor@danisco.com
Media Relations tel.: +45 3266 2913, e-mail: info@danisco.com

With 9,700 employees in more than 40 countries, Danisco is one of the world's leading suppliers of food ingredients, sugar and industrial bioproducts. Based on our technology platform we use nature's own raw materials and resources to develop and produce ingredients for food and other products used in everyday life. Danisco ingredients are used in about every second ice cream and cheese, every third box of detergent and every fourth loaf of bread produced globally. Danisco ingredients based on food technology and biotechnology are also used in other consumer products - from feed and toothpaste to biofuel and plastics. Throughout the value chain, sustainability is integrated in Danisco's way of doing business.

5

DANISCO

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28 August 2007 - 14:00

Litesse polydextrose receives approval for use in all foods and beverages!

As of today, August 21, 2007, the Food and Drug Administration has extended its approval of Litesse® polydextrose for use as a bulking agent, formulation aid, humectant, and texturizer in all foods with the exceptions of meat, poultry, baby foods and infant formula.

The regulation under 21 CFR 172.841 has been amended to permit the use of polydextrose at GMP levels in virtually all food and beverage categories.

Danisco USA spearheaded the effort and has attained this Food Additive Petition (FAP) approval from the FDA for polydextrose for use beyond existing categories.

This approval allows for numerous new possibilities for low calorie, fiber-enriched, reduced sugar, low glycemic foods and beverages made with Danisco's Litesse® polydextrose — yogurt, cereal, cookies, crackers, bread, cake, chocolate, candy, ice cream, soft drinks, juice, smoothies, flavored water, sauces, dressings, cheese, snack chips, and so many more.

As Litesse® polydextrose celebrates 25 years in the marketplace, Danisco is pleased to be able to expand its multiple benefits to such a diverse range of food categories.

Litesse® is a 1 kcal/gram specialty carbohydrate that offers a wide range of physiological and functional benefits:

- Reduces calorie intake
- Replaces sugar and fat while improving flavor, texture and mouthfeel in a wide variety of applications
- Prebiotic for improved gut health
- Widely recognized as a dietary fiber
- Unique clean-taste allows for full perception of flavors
- Satiating effect can assist in weight management
- Low glycemic and suitable for consumers seeking to control their blood sugar levels, including diabetics

Now, Litesse® is approved for use in almost any food or beverage!
For more information, call Donna Brooks, 1-800-255-6387 x2521 or visit http://www.litesse.com/.

Printed Friday, 09 November 2007 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/en/business+updates/2007/businessupdate_224_en.ht

6

EXECUTIVE BOARD
Notice no.: 21/2007

DANISCO

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
1001 Copenhagen K
Denmark
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

29 August 2007

Excerpt of the Chairman's report at the Annual General Meeting on 29 August 2007

In his report at Danisco's Annual General Meeting, Chairman of the Board of Directors, Anders Knutsen, said among other things:

Just a few years ago, Danisco was an entirely different business than today. It was a distillery and some factories producing jam, crispy onions and packaging – apart from sugar and a few ingredients.

Today, the company is a focused ingredients company comprising enzymes, cultures, emulsifiers, pectin and sugar just to mention a few. Our ingredients are eaten around the clock by a multitude of people because they are used in everyday food. Our global ingredients business has factories and sales offices in more than 40 countries as well as comprehensive research and development activities. We are at the forefront of research and are rightly perceived as an advanced biotech company. That is why in my welcome note a moment ago I talked about Danisco as it is today.

The future of Danisco Sugar

Developments in recent years have supported the view that Danisco's shareholders would benefit from separating the company into two independent companies: an ingredients business and a sugar business.

We agree that the proposed model is workable but that the timing is wrong. We need time to gain an overview to ensure the best result.

The Board will therefore continue to work for Danisco Sugar's independence. With two independent companies we will ensure the best future development opportunities while at the same time enabling the shareholders to target their investments at either a global ingredient business and/or a European sugar business. There are several ways of doing this, but the basic aim must be to obtain an independent listing of Danisco Sugar. This does not rule out other solutions offering more perspective and value creation, for instance that the sugar division becomes part of a conglomerate tying growers and sugar production closer together or by taking active part in a consolidation of the European sugar industry.

Danisco and the agricultural sector have always been interconnected so no matter what solution we choose, the good relationship with Sugar's raw material suppliers, the growers, must be the cornerstone of the future Danisco Sugar.

Considerations about the future of Sugar are nothing new. We have prepared for this development by separating Danisco Sugar into an independent company in 2006 to improve our scope of action. The reason why timing is so decisive is that we have to secure the values of the sugar activities and to set up the most favourable framework for the future development of the activities. We are now in the midst of the EU sugar reform and the future structure of the industry has not yet been established. However, we expect this to happen in the course of the next 1-2 years, and that is exactly the time frame we have set for changing the ownership structure of the sugar business. Put differently, there must be no doubt about the objective of the Board. However, a decision so fundamentally important to Danisco cannot be taken until the General Meeting – and hence the shareholders – have given their opinion.

I would like to emphasise, though, that the intention of separating our ingredients and sugar activities has been on the agenda for quite some time. It was not a result of the shareholder proposal for a demerger, but I must

admit that the proposal has accelerated the external communication process, which has been evident to anyone reading a newspaper.

Finally, I would like to recapitulate the Board's two major reasons for rejecting the proposal in question:

1. Since it is not possible to make a definite valuation due to the unclarified nature of the EU sugar reform, the timing of such decision is wrong.
2. Once the valuation becomes more definite, more value-creating solutions than a demerger may turn up.

Danisco – the future
This is not to disparage the Sugar division, but I would like to round off in Ingredients. It has the products, competencies, patents, plants and a market position, which is rather unique, i.e. a no. 1 or 2 position in many central segments. Our job is clear. We need to capitalise on our position and knowledge, also in relation to the demand trends Tom mentioned, in order for us to create value and improve profitability. They are the key focus areas of 'Unfolding the potential'.

A business and organisation must continuously change. By own account or in response to expected or actual changes in the surrounding environment. Therefore we continuously work with our strategy at Danisco. We are currently looking into the possibilities of creating additional growth through acquisitions in our present activity areas, but we are also working actively to broaden our platform in the health and nutrition segment. Finally, we are investigating possibilities within white or industrial biotechnology. Through the Genencor division we currently have key competencies in R&D and production to create competitive solutions for our customers in the food and home care industries and in the energy segment.

The sale of the Flavours division and plans for our sugar activities present new opportunities and require adjustment. We are putting even more focus on our corporate strategy work in the current financial year.

In order to create value we need to be successful in our markets, i.e. with our customers. Once we are successful, we will achieve our financial targets and create value. Or in other words, our share price will start heading in the right direction. We are already on our way. But if we really want to see some positive long-term results, we need to grow continuously and faster. Organically and through acquisitions. And it is this element we are putting on the strategy agenda, even though you can rest assured that we will not lose focus on the present targets.

The Board of Directors proposes to the Annual General Meeting

- That a dividend of DKK 7.50 per share of DKK 20 be paid, which is an increase of DKK 0.75 on last year.
- Election of members to the Board of Directors.
- That in the period up until next year's Annual General Meeting, the Board of Directors be authorised to allow the Company to purchase own shares up to the amount of 10% of the share capital at the market price prevailing at the time of purchase with a deviation of up to 10%.
- That overall guidelines for incentive programmes for the Executive Board be laid down and that a new provision be included in Article 21.3 of the Articles of Association.
- Upon approval of the guidelines, cf. item d), the Board of Directors proposes to the Annual General Meeting that a share option programme be set up comprising up to 600,000 share options.
- Proposal from shareholder: "The Board of Directors should, no later than at next year's Annual General Meeting, propose to the Company's Annual General Meeting that Danisco A/S be demerged into two separate companies".

Composition of the Board of Directors and motivation for re-election
At the Annual General Meeting, the following Board members are up for re-election in accordance with the Articles of Association:
Anders Knutsen, Peter Højland and Matti Vuoria. I would like to present the Board of Directors' motivation for proposing re-election of the above Board members. Apart from their experience from serving on Danisco's Board of Directors, all three Board members have valuable competencies that are considered an asset to the Company.

Establishment of overall guidelines for incentive programmes for the Executive Board
The Danish Companies Act changed as of 1 July 2007 – so very recently – to the effect that the Annual General Meeting now has to approve the overall guidelines for incentive programmes for the Board of Directors and Executive Board. That is the background for this item.

The Board of Directors proposes that the Board of Directors continues to be paid a fixed annual remuneration and that it does not participate in incentive programmes. This is in accordance with the recommendations for good corporate governance.

In the case of the Executive Board we will maintain the principles that have applied so far, and which have been described in the company's Annual Report for some years. Before I go into these principles in more detail, I would like to provide the Annual General Meeting with some general information about the procedures and principles, which the Board of Directors uses in relation to remuneration of the Executive Board.

The Board of Directors discusses the Executive Board's remuneration on a regular basis to ensure a balance that encourages value creation in the long term and maintains focus on the annual value increase and performance of the individual. At the same time, we must offer an overall salary package that is competitive and allows us to attract and retain qualified individuals.

The Chairmanship, which constitutes the remuneration committee for the Executive Board, decides on the compensation and other conditions of employment for the Executive Board. The Board of Directors is provided with the relevant information. Incentive programmes are submitted for approval by the Board of Directors annually.

The Chairmanship prepares the Board of Directors' annual evaluation of the work of the Executive Board.

Specifically, the principle for incentive programmes is that an annual bonus scheme is set up based on one or multiyear targets, which can be up to 50% of the fixed salary at the time of granting. In order to ensure a competitive salary package and focus on long-term value creation, the Executive Board is granted share options as approved by the Annual General Meeting. Options are granted on the basis of a method of calculation (Black-Scholes Model), the target being an option value of up to 50% of the fixed salary at the time of granting.

In consequence of new legislation requiring that the Annual General Meeting should approve incentive programmes for the Executive Board, we have added the following sentence to the guidelines, which you can read on the screen behind me:

If circumstances are deemed quite extraordinary by the Board of Directors, Executive Board members may be granted a bonus of up to 100% of the fixed annual remuneration. In case this happens, the Annual Report will include a description of the remuneration of the individual Executive Board members.

As it appears from the above, any decision to grant a bonus will be at the discretion of the Board of Directors, allowing us to act in case of extraordinary circumstances.

Granting of share option programme of up to 600,000 share options
As I mentioned at last year's Annual General Meeting, the Board of Directors intends to submit share option programmes for approval as a separate item on the agenda, even though this is not required by law.

For some years, we have granted share option programmes to the Executive Board and senior managers. The combined option programmes including the proposed programme account for 4.3% of the total share capital, which in the Board of Directors' opinion should ensure that the Executive Board and senior managers share a common objective with our shareholders, i.e. to create value for the company.

Based on this and the argumentation of the previous item concerning the importance of the group being able to retain and attract qualified staff, the Board of Directors is convinced that share option programmes offer one of many important ways of being an attractive employer. The Board of Directors proposes to the Annual General Meeting that the Board be authorised to grant 600,000 share options at the terms and conditions stated in the material to the Executive Board and senior managers, 150 persons in all. Finally, I can inform you that the

value of this programme at the present share price level is approx. DKK 28 million against approx. DKK 38 million at the time of the release of last year's Annual Report at the end of June.

Proposal from shareholder: Demerger of Danisco A/S into two separate companies
The Chairman repeated the views put forward during his speech and mentioned the two main reasons for the Board's rejection of the specific proposal:

1. Since it is not possible to make a definite valuation due to the unclarified nature of the EU sugar reform, the timing of such decision is wrong.
2. Once the valuation becomes more definite, more value-creating solutions than a demerger may turn up.

The Annual General Meeting will be webcast live on www.danisco.com. After the event, the Chairman's report can be read in its entirety at the same Internet address.

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:
Investor Relations, Danisco A/S, tel. +45 32 66 29 12
Media Relations, Danisco A/S, tel. +45 32 66 29 13

With 9,700 employees in more than 40 countries, Danisco is one of the world's leading producers of food ingredients, sugar and industrial bioproducts. Based on our technology platform we use nature's own raw materials and resources to develop and produce ingredients for food and other products used in everyday life. Danisco ingredients are used in about every second ice cream and cheese, every third box of detergent and every fourth loaf of bread produced globally. Being based on food technology and biotechnology solutions, Danisco's ingredients are also used in other consumer products – from feed and toothpaste to biofuel and plastics. Throughout the value chain, sustainability is integrated in Danisco's way of doing business.

Chairman's report – Annual General Meeting 29 August 2007

Just a few years ago, Danisco was an entirely different business than today. It was a distillery and some factories producing jam, crispy onions and packaging! In addition to sugar and a few ingredients!

Today, the company is a focused ingredients company comprising enzymes, cultures, emulsifiers, pectin and sugar just to mention a few.

Our ingredients are eaten around the clock by a multitude of people because they are used in everyday food.

Our global ingredients business has factories and sales offices in more than 40 countries as well as comprehensive research and development activities. We are at the forefront of research and are rightly perceived as an advanced biotech company. That is why in my welcome note a moment ago I talked about Danisco as it is today. And I am looking forward to going more into detail about that. CEO Tom Knutzen will also be dealing with developments within ingredients in his speech. We are currently putting huge efforts into bringing the new Danisco even closer to the company's many shareholders. We want you to get Danisco under your skin, so to speak, to ensure that as investors you can safely make your investment decisions.

Is there really a need for that, some of the more professional investors may ask.
My answer is clearly YES! And that is based on my dialogue with many shareholders over the past year as well as newspaper reading during that period. Judging by some of the more recent newspaper articles, it is easy to choke on some of the ingredients. I have met many people who believe that Danisco and Novozymes are alike. If that was the case, it would not be nice to see headlines such as 'Novozymes outpaces Danisco!'.

So, is it not possible to compare Danisco and Novozymes? No, it is not. Is it possible to compare part of Danisco with Novozymes? Yes, it is possible, but Danisco is much more than Novozymes. Roughly speaking, Danisco is both Novozymes and Chr. Hansen A/S and in addition a producer of many traditional food ingredients that neither Novozymes nor Chr. Hansen makes.

Novozymes is an enzymes business; the world's biggest in its field. Chr. Hansen manufactures cultures for food and may be a little bit bigger than Danisco in that area. Danisco is both enzymes and cultures, but we also have a leading edge within other food ingredients. In fact, Danisco is the biggest in the world of its kind. However, we do have one feature in common: we are all global businesses based in Denmark.

Novozymes has for some time outpaced us in some enzymes areas. We suffered a defeat in court to Novozymes and that has set us back in one single area. But let us use that acknowledgement to improve in that particular area, too.

If we take a look at the individual food ingredients, we are either the biggest or among the top three in the world. It is our strategy to be among biggest and the best in the areas in

which we operate – and to concentrate our research and financial muscles in the areas where we are in the premier league.

And now, I would like to say a few words about our perhaps most disputed ingredient in 2006/07: SUGAR.

Six years ago, Sugar contributed earnings of DKK 1.2 billion before tax and interest while only DKK 300 million is expected this year. This is a result of the EU sugar reform and is not sweet music in the shareholders' ears.

So we lack DKK 900 million from Sugar, so to speak. However, when allowing for the divestment of Flavours that has hardly had an impact on earnings, which are largely unchanged. We have managed to develop existing business activities and acquire new ones in order to offset the loss of sugar earnings. Our situation today is that thanks to the ingredients business, we have reported very solid results in the view of many people, including myself, while others are calling for stronger bottom line and share price growth without really allowing for the trend in sugar earnings.

Should we have sold Sugar 5-6 years ago? The fact is that during that period, Sugar has generated a robust cash flow of around DKK 8 billion before interest and tax, and that money has been used to gain a leading position in the global ingredients market. So without Sugar, our ingredients would not have gained the strength they have today.

When a company renews itself as markedly as Danisco has, it is reflected in the composition of the Board and its tasks. That is why the Board has recruited new members from the biotech sector.

In order to fully exploit our know-how, experience and qualifications and to provide the Executive Board with the required sparring, the Board has visited some of Danisco's key product areas, from cultures in Dangé, France, over enzymes in Palo Alto, California, to our natural sweetener xylitol in Kantvik, Finland.

Next stop will be China in April where we will be visiting the new research centre in Shanghai and hear about the very special food conditions in China. Danisco is the biggest supplier of ingredients to the Chinese food industry. We have a head start that we want to safeguard.

China is witnessing very strong growth rates and, by the way, Danisco's new enzyme factory in WUXI was built entirely by Chinese workers alone.

I mention these examples from selected Danisco sites across the world to illustrate the development in the ingredients area. It is global while being focused at the same time. It is environmentally conscious and sustainable, and to get the most out of the opportunities, it is important to adopt the right strategy. It may sound trite, but it is vital for executive boards and boards of directors to put much effort into this every year. And we do!

Danisco's production is largely based on natural raw materials from the agricultural sector. Our ingredients are based on nature's own materials and form the basis for the modern

lifestyle chosen by most of us. A lifestyle that implies that less and less time is spent on preparing meals from scratch. In a moment, Tom Knutzen will be dealing with our position relative to major trends in society in his speech.

Sugar

I will now dwell a little on Sugar and the company's share price. Some will claim that these two are interconnected and we will discuss that in connection with the shareholder proposal to demerge the sugar activities. These subjects are very important and have been discussed intensely at board meetings, and it is obvious that both sugar earnings and the share price have moved in the wrong direction.

However, that should not overshadow Danisco's robust results for 2006/07. We attained our targets for the year, and even more. The ingredients business grew its revenue as well as its results. In fact, Ingredients recorded its best results ever in 2006/07.

Danisco Sugar also reported better results than expected at the beginning of the year despite or perhaps due to the EU sugar reform. The EU sugar reform has had a much more negative impact than we had expected and the EU intervention was probably much more radical than anyone had imagined.

This has supported the view that Danisco's shareholders would benefit from separating the company into two independent companies: an ingredients business and a sugar business.

We agree that the proposed model is workable but that the timing is wrong. We need time to gain an overview to ensure the best result.

The Board will therefore continue to work for Danisco Sugar's independence. With two independent companies we will ensure the best future development opportunities while at the same time enabling the shareholders to target their investments at either a global ingredient business and/or a European sugar business. There are several ways of doing this, but the basic aim must be to obtain an independent listing of Danisco Sugar. This does not rule out other solutions offering more perspective and value creation, for instance that the sugar division becomes part of a conglomerate tying growers and sugar production closer together or by taking active part in a consolidation of the European sugar industry.

Danisco and the agricultural sector have always been interconnected so no matter what solution we choose, the good relationship with Sugar's raw material suppliers, the growers, must be the cornerstone of the future Danisco Sugar.

Considerations about the future of Sugar are nothing new. We have prepared for this development by separating Danisco Sugar into an independent company in 2006 to improve our scope of action. The reason why timing is so decisive is that we have to secure the values of the sugar activities and to set up the most favourable framework for the future development of the activities. We are now in the midst of the EU sugar reform and the future structure of the industry has not yet been established. However, we expect this to happen in the course of the next 1-2 years, and that is exactly the time frame we have set for changing the ownership structure of the sugar business. Put differently, there

must be no doubt about the objective of the Board. However, a decision so fundamentally important to Danisco cannot be taken until the General Meeting – and hence the shareholders – have given their opinion.

I would like to emphasise, though, that the intention of separating our ingredients and sugar activities has been on the agenda for quite some time. It was not a result of the shareholder proposal for a demerger, but I must admit that the proposal has accelerated the external communication process, which has been evident to anyone reading a newspaper.

Finally, I would like to recapitulate the Board's two major reasons for rejecting the proposal in question:

1. Since it is not possible to make a definite valuation due to the unclarified nature of the EU sugar reform, the timing of such decision is wrong.
2. Once the valuation becomes more definite, more value-creating solutions than a demerger may turn up.

The reason why we have decided not to discuss the proposal in public prior to the Annual General Meeting is that such a dialogue should take place in this room and not in the press. Those are the rules applying to listed companies.

Developments in the sugar sector have stirred uncertainties in the marked and impacted Danisco's share price. But there are more explanations. Our forecasts for Ingredients for 2007/08 are lower than widely expected. That is the message we received. Our forecasts are based on sharply rising raw material prices and an assessment of how large a share of this rise we can pass on to our customers. Moreover, we have allowed for a short-term transitional effect following the Flavours divestment, just as we have increased investments in the research and development of enzymes for second generation bioethanol.

Short term, our operating margin will be squeezed by higher raw material prices and costs, but that does not change the fact that we expect to attain our financial target of an operating margin in Ingredients in excess of 15%.

Danisco's share price declined by 12% during the financial year compared with a 22% increase in the C20 index; the corresponding figures from the beginning of the financial year until 27 August are a decline of 10% and an increase of 3%. The Board obviously discusses the reasons for Danisco's share price development with the Executive Board and we are committed to creating stable value growth in the company in expectation of a share price effect.

I will now turn to my review which, as mentioned in the introduction, will be very brief.

Group results 2006/07

Group revenue was DKK 20.4 billion, down 3% on last year due to the effect of the EU sugar reform. Operating profit before special items was DKK 2,239 million, up 4% on last

year. Profit for the year was DKK 1,079 million, which is an increase of DKK 457 million due in particular to a drop in special items.

The Group generated a robust free cash flow of DKK 1,160 million. Cash flow from operating activities before change in working capital was DKK 2.1 billion. Investments totalling DKK 1.3 billion for the year, an increase on previous years, were made in capacity expansion for enzymes, cultures and sweeteners and the establishment of production capacity for GRINDSTED® SOFT-N-SAFE and bioethanol production at our sugar factory in Northern Germany. These are key investments designed to boost growth.

The Group's balance sheet was satisfactory with a reduction of net interest-bearing debt. Our target for group gearing – the net interest-bearing debt/EBITDA ratio – is a range of 3.0-4.5. With a reduction in net interest-bearing debt of around DKK 1 billion to DKK 12.2 billion as a result of the free cash flow, gearing ended in the middle of the range at 3.7x.

The divestment of Flavours in the new financial year at a very favourable price reduced debt even further and in keeping with the objective a share buyback programme worth DKK 0.5 billion was initiated.

The individual business areas

Sugar
The sugar division recorded revenue of DKK 7.0 billion and operating profit before special items of DKK 581 million, corresponding to an operating margin of 8.3%, which is ahead of expectations at the beginning of the year. The 11% decline in revenue is a result of the EU sugar reform, which together with the reduced export opportunities for sugar out of the EU has resulted in declining prices. An increase in sales to the soft drinks industry in particular made a positive contribution to sales in the domestic markets, which showed a better performance than expected at the beginning of the year. The rising raw material costs, notably the higher energy prices, have had a negative impact on the results.
In respect of Sugar, I would like to repeat that the Board on an ongoing basis evaluates the best future strategy, including the question of who is the best owner of Sugar. In consequence, the Board decided and announced on 9 February 2006 that the sugar activities would be joined in a separate legal entity. For accounting purposes, this was implemented as of 1 May 2006 while, in terms of tax, the shares are considered to be purchased on the date of establishment, 31 August 2006. This was just an addition to my previous remarks.

Ingredients
Our biggest business area, Ingredients, recorded revenue of DKK 13.6 billion, up 3% on last year. Adjusted for currency fluctuations, organic growth was 5%, which is in line our financial target. Operating profit before special items increased by DKK 152 million to DKK 1,796 million, and the operating margin rose from 12.4% to 13.2% despite rising raw material and energy prices, the reason probably being that we have focused on our market position, research and development and efficiency improvements. In our view, this is a satisfactory performance.

I would like to finish my review of the ingredients activities by commenting on the current debate about the pollution at Kærgård Plantation, including the discovery of mercury. The Board obviously monitors developments closely, but we insist that the authorities' instructions were followed. Naturally, we provide the authorities with the necessary resources, knowledge and information to help clarify the matter. However, it is still our view that we are not legally and, hence, financially responsible, a view that has previously been supported by the attorney to the government.

CEO Tom Knutzen will now deal with two themes: First, he will go into detail about the sugar reform. What will happen, how long time will it take and what are the implications for Danisco? That will be the first theme. The second will be: What can we do to exploit the opportunities for growth and higher earnings in the ingredients business? After Tom's speech, I will return to finish my review.

--o0o--

Corporate governance

I would like to talk a bit about corporate governance at Danisco. We have a policy at Danisco to follow 'best practice' in this field. On our website, which you can see behind me on the screen, and in the Annual Report, we include a detailed description of the remuneration of the Executive Board, directorships and of how to become a member of the Board of Directors or chairman of other companies. The reason I mention this is because a shareholder has proposed that the Annual General Meeting should force the Board of Directors to lead the way in pay restraint at management level through a reduction of the combined salaries and bonuses of the Executive Board of 5% and at the same time abolish share options and 'golden handshakes'.

Another shareholder has proposed that the Annual General Meeting should impose on the Board of Directors to remove the possibility of individual members of the Executive Board taking on external directorships. As a reason for submitting the proposal, the shareholder states that it will ensure that shareholder interests are handled in the best possible way.

The Danish Companies Act does not provide us with the possibility of voting on these matters at the Annual General Meeting. Pay and working conditions are decided by the Board of Directors and not by the Annual General Meeting. For that reason, we have not put them on the agenda as separate items. But one of Danisco's basic values is 'We believe in dialogue', and therefore I would like to explain the attitude of the Board of Directors to these issues and open the floor for a discussion later when the shareholders have the opportunity to comment on my speech.

Members of the Executive Board are not allowed to take on other duties or posts without prior approval of the Board of Directors. The Board of Directors approves of Executive Board members taking on duties or posts outside the company when it is expected to provide these members with valuable knowledge and experience without being too time-consuming. The Board of Directors regularly assesses the workload of executive positions and directorships. Our conclusion is that Danisco, and therefore the shareholders, have an interest in Executive Board members taking on a limited amount of external duties and

positions that are believed to strengthen value creation at Danisco through the sharing of knowledge and experience, which external duties allow for.

The Board of Directors discusses on an ongoing basis the principles for remuneration of the Executive Board in order to ensure a balance between short and long-term value creation and the performance of the individual.

In the light of this, the Board of Directors sees no rationale for reducing the total remuneration package for the individual members of the Executive Board. That would make it difficult to retain the present Executive Board and senior managers, and impossible to attract new, qualified staff. Without a doubt, we believe that it would damage value creation in the business in the long run.

I will return to the subject during my motivation for item 5 d-e: Establishment of overall guidelines for incentive programmes for the Executive Board and approval of a share option programme for the Executive Board and senior managers.

In the current financial year, we expect profit after tax but before share-based payments of over DKK 1.3 billion. Included in this is a gain of DKK 400 million after tax from the sale of the Flavours division. And we expect Sugar and Ingredients to contribute DKK 300 million and DKK 1,650 million, respectively.

Our expectations for Sugar are naturally affected by the sugar reform, and as mentioned our expectations for Ingredients this year are affected by rising raw material prices, increased costs for developing second-generation bioethanol and costs which were previously covered by the Flavours division. Earnings growth in Ingredients is therefore moderate, but in line with our target of a gradual improvement towards an operating margin of over 15%.

Shareholder proposal
My speech has been marked by the situation in Sugar and the plans to create two separate companies. The proposal from Olav W. Hansen A/S submitted by Ole Steffensen, which we will return to under item 5f, has contributed to this, but has not changed the Board of Directors' and the Executive Board's existing plans and initiatives. We had intended to communicate our intensions later in the year in step with gaining more clarity about the sugar reform. This was all moved forward, but the substance and the plan remain the same.

This is not to disparage the Sugar division, but I would like to round off in Ingredients. It has the products, competencies, patents, plants and a market position, which is rather unique, i.e. a no. 1 or 2 position in many central segments. Our job is clear. We need to capitalise on our position and knowledge, also in relation to the demand trends Tom mentioned, in order for us to create value and improve profitability. They are the key focus areas of 'Unfolding the potential'.

A business and organisation must continuously change. By own account or in response to expected or actual changes in the surrounding environment. Therefore we continuously work with our strategy at Danisco. We are currently looking into the possibilities of creating

additional growth through acquisitions in our present activity areas, but we are also working actively to broaden our platform in the health and nutrition segment. Finally, we are investigating possibilities within white or industrial biotechnology. Through the Genencor division we currently have key competencies in R&D and production to create competitive solutions for our customers in the food and home care industries and in the energy segment.

The sale of the Flavours division and plans for our sugar activities present new opportunities and require adjustment. We are putting even more focus on our corporate strategy work in the current financial year.

In order to create value we need to be successful in our markets, i.e. with our customers. Once we are successful, we will achieve our financial targets and create value. Or in other words, our share price will start heading in the right direction. We are already on our way, but if we really want to see some positive long-term results, we need to grow continuously and faster. Organically and through acquisitions. And it is this element we are putting on the strategy agenda, even though you can rest assured that we will not lose focus on the present targets.

We are confident that with this focus, the management agenda and, not least, our many dedicated and skilled employees around the world, we will be able to realise these goals and develop a sustainable and value-creating strategy for Ingredients as well as for Sugar. I would like to thank all our employees for their efforts and commitment in the past year. And thank you to my colleagues on the Board of Directors for their efforts during the year.

Finally, I would like to thank the shareholders for a large turnout and for showing an interest in Danisco again this year.

Proposals to the Annual General Meeting

Item 3: Resolution on the appropriation of profits

The Board of Directors proposes a dividend payout of DKK 7.50 per share, which is an increase of DKK 0.75 compared with last year. This corresponds to a total dividend payout of DKK 361 million, which is an increase of DKK 33 million compared with last year. This increase is due to the company's strong cash flow and financial position as a result of the divestment of the flavour activities.

Item 4: Election of members to the Board of Directors

Anders Knutsen joined the Board of Directors in 1997 and has the following competencies: Board experience from other listed companies, international experience within production, sale, service and branding as CEO of Bang & Olufsen from 1991-2001.

Peter Højland joined the Board of Directors in 1998 and has international experience from the business-to-business segment and heavy industry as CEO from 1994-1999 combined with board experience from e.g. Danske Bank.

Matti Vuoria joined the Board of Directors in 1999 and has board experience from listed companies and international experience from the business-to-business segment and heavy industry. In addition, Matti has organisational and public authority experience as a former government official.

Item 5a: Amendments to the Articles of Association

Item 5b: Emoluments of the Board of Directors

Item 5c: Authorisation to allow the company to purchase treasury shares

Item 5d: Guidelines for incentive programmes

The Danish Companies Act changed as of 1 July 2007 – so very recently – to the effect that the Annual General Meeting now has to approve the overall guidelines for incentive programmes for the Board of Directors and Executive Board. That is the background for this item.

The Board of Directors proposes that the Board of Directors continue to be paid a fixed annual remuneration and that it does not participate in incentive programmes. This is in accordance with the recommendations for good corporate governance.

In the case of the Executive Board we will maintain the principles that have applied so far, and which have been described in the company's Annual Report for some years. Before I go into these principles in more detail, I would like to provide the Annual General Meeting with some general information about the procedures and principles, which the Board of Directors uses in relation to remuneration of the Executive Board.

The Board of Directors discusses the Executive Board's remuneration on a regular basis to ensure a balance that encourages value creation in the long term and maintains focus on the annual value increase and performance of the individual. At the same time, we must offer an overall salary package that is competitive and allows us to attract and retain qualified individuals.

The Chairmanship, which constitutes the remuneration committee for the Executive Board, decides on the compensation and other conditions of employment for the Executive Board. The Board of Directors is provided with the relevant information. Incentive programmes are submitted for approval by the Board of Directors annually.

The Chairmanship prepares the Board of Directors' annual evaluation of the work of the Executive Board.

Specifically, the principle for incentive programmes is that an annual bonus scheme is set up based on one or multiyear targets, which can be up to 50% of the fixed salary at the time of granting. In order to ensure a competitive salary package and focus on long-term value creation, the Executive Board is granted share options as approved by the Annual General Meeting. Options are granted on the basis of a method of calculation (Black-

Scholes Model), the target being an option value of up to 50% of the fixed salary at the time of granting.

In consequence of new legislation requiring that the Annual General Meeting should approve incentive programmes for the Executive Board, we have added the following sentence to the guidelines, which you can read on the screen behind me:

If circumstances are deemed quite extraordinary by the Board of Directors, Executive Board members may be granted a bonus of up to 100% of the fixed annual remuneration. In case this happens, the Annual Report will include a description of the remuneration of the individual Executive Board members.

As it appears from the above, any decision to grant a bonus will be at the discretion of the Board of Directors, allowing us to act in case of extraordinary circumstances.

For further information please refer to the enclosed appendix to the notice convening the Annual General Meeting and to note 30 in our Annual Report on pages 81-84 concerning remuneration of the Executive Board and note 39 on page 90 relating to share options.

I would like to propose to the Annual General Meeting that the submitted guidelines be approved.

Item 5e: Granting of share option programme to the Executive Board and senior managers.

As I mentioned at last year's Annual General Meeting, the Board of Directors intends to submit share option programmes for approval as a separate item on the agenda, even though this is not required by law.

For some years, we have granted share option programmes to the Executive Board and senior managers. The combined option programmes including the proposed programme account for 4.3% of the total share capital, which in the Board of Directors' opinion should ensure that the Executive Board and senior managers share a common objective with our shareholders, i.e. to create value for the company.

Based on this and the argumentation of the previous item concerning the importance of the group being able to retain and attract qualified staff, the Board of Directors is convinced that share option programmes offer one of many important ways of being an attractive employer. The Board of Directors proposes to the Annual General Meeting that the Board be authorised to grant 600,000 share options at the terms and conditions stated in the material to the Executive Board and senior managers, 150 persons in all. Finally, I can inform you that the value of this programme at the present share price level is approx. DKK 28 million against approx. DKK 38 million at the time of the release of last year's Annual Report at the end of June.

Item 5f: Proposal from shareholder

Under this item, I would like to repeat what I previously said in my speech, since the Board of Directors believes that this decision is of vital significance for the entire structure of the group going forward.

We agree that the proposed model is workable but that the timing is wrong. We need time to gain an overview to ensure the best result.

The Board will therefore continue to work for Danisco Sugar's independence. With two independent companies we will ensure the best future development opportunities while at the same time enabling the shareholders to target their investments at either a global ingredient business and/or a European sugar business. There are several ways of doing this, but the basic aim must be to obtain an independent listing of Danisco Sugar. This does not rule out other solutions offering more perspective and value creation, for instance that the sugar division becomes part of a conglomerate tying growers and sugar production closer together or by taking active part in a consolidation of the European sugar industry.

Danisco and the agricultural sector have always been interconnected so no matter what solution we choose, the good relationship with Sugar's raw material suppliers, the growers, must be the cornerstone of the future Danisco Sugar.

Considerations about the future of Sugar are nothing new. We have prepared for this development by separating Danisco Sugar into an independent company in 2006 for tax purposes. The reason why timing is so decisive is that we have to secure the values of the sugar activities and to set up the most favourable framework for the future development of the activities. We are now in the midst of the EU sugar reform and the future structure of the industry has not yet been established. However, we expect this to happen in the course of the next 1-2 years, and that is exactly the time frame we have set for changing the ownership structure of the sugar business. Put differently, there must be no doubt about the objective of the Board. However, a decision so fundamentally important to Danisco cannot be taken until the General Meeting – and hence the shareholders – have given their opinion.

I would like to emphasise, though, that the intention of separating our ingredients and sugar activities has been on the agenda for quite some time. It was not a result of the shareholder proposal for a demerger, but I must admit that the proposal has accelerated the external communication process, which has been evident to anyone reading a newspaper.

Finally, I would like to recapitulate the Board's two major reasons for rejecting the proposal in question:

- Since it is not possible to make a definite valuation due to the unclarified nature of the EU sugar reform, the timing of such decision is wrong.
- Once the valuation becomes more definite, more value-creating solutions than a demerger may turn up.

Concluding remarks

Once again I would like to thank you for taking such a great interest in Danisco this year. Also, I would like to thank the Chairman of the meeting for his effort and the re-elected board members for taking another turn. And now we would like to invite you for refreshments and cake in the summer lobby and down by the aquarium. Have a nice evening and thank you.

7.

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2007 NOV 20 A 1:52

29 August 2007 - 18:40

Annual General Meeting of Danisco A/S held on 29 August 2007

Danisco A/S today held its Annual General Meeting (AGM) at which the Annual Report 2006/07 was approved. The AGM adopted the Board of Directors' proposal to pay dividend of DKK 7.50 per share of DKK 20.

Notice no. 22/2007

Anders Knutsen, Peter Højland and Matti Vuoria were re-elected to the Board of Directors.

The AGM adopted the Board of Directors' proposals to delete a secondary name in Article 1.2 of the Articles of Association, to amend Article 5.3 of the Articles of Association to the effect that VP Investor Services A/S is appointed as keeper of the Company's Register of Shares, and to amend Article 8 of the Articles of Association to the effect that going forward the Company's AGM will be held in the Capital Region of Denmark.

The AGM adopted the Board of Directors' proposal to amend Article 25.1 of the Articles of Association to the effect that the Company's annual report will be drawn up in accordance with the provisions of the Danish Financial Statements Act and the International Financial Reporting Standards (IFRS).

In addition, the AGM adopted the Board of Directors' proposal for overall guidelines for incentive programmes for the Executive Board. Upon approval of the guidelines, the AGM adopted the proposal to set up a share option programme comprising up to 600,000 share options with an exercise price based on the average market price of five consecutive trading days after the AGM (30 August to 5 September 2007 – both days included) with a premium of 10%, however, with a minimum price, calculated at DKK 483, corresponding to the average price of the five trading days before and the five trading days after 20 June 2007 with a premium of 10%. The share options may be exercised between 1 September 2010 and 1 September 2013, with the first options being granted on 1 September 2007 at the earliest. The share options will be granted to the Executive Board and senior managers. The 600,000 share options will be granted to some 150 individuals, with 110,000 being granted to the Executive Board like last year.

The proposal by a shareholder for a demerger of Danisco A/S was not put to the vote, as the shareholder withdrew his proposal.

The Company's auditor, Deloitte Statsautoriseret Revisionsaktieselskab, was re-elected.

In addition, the AGM adopted the emoluments of the Board of Directors for the current financial year, which are unchanged, and renewed the Board of Directors' authorisation to allow the Company in the period up to next year's AGM to purchase own shares up to an amount of 10% of the share capital at the market price prevailing at the time of purchase with a deviation of up to 10%.

The complete wordings of the resolutions appear from the previously published agenda and the resolutions in full for the AGM.

After the AGM, the Board of Directors appointed Anders Knutsen Chairman of the Board of Directors and Jørgen Tandrup Deputy Chairman.

Yours faithfully

Tom Knutzen

CEO

Read the full release in English in PDF format

Read the full release in Danish in PDF format

Printed Monday, 26 November 2007 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/en/stock+exchange+news/2007/investor_231_en.htm

EXECUTIVE BOARD
Notice no.: 23/2007

DANISCO

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Danisco A/S
Langebrogade 1
P.O. Box 17
1001 Copenhagen K
Denmark
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

31 August 2007

Announcement on the total number of voting rights and total share capital of the company

In accordance with s. 6 of Executive Order no. 226 of 15 March 2007, Danisco A/S confirms that on 31 August 2007, its total number of voting rights was 48,941,495 and its total share capital was DKK 978,829,900 million.

Yours faithfully

Tom Knutzen
CEO

For further information:
Investor Relations, tel.: +45 3266 2913, e-mail investor@danisco.com
Media Relations, tel.: +45 3266 2913, e-mail info@danisco.com

With 9,700 employees in more than 40 countries, Danisco is one of the world's leading suppliers of food ingredients, sugar and industrial bioproducts. Based on our technology platform we use nature's own raw materials and resources to develop and produce ingredients for food and other products used in everyday life. Danisco ingredients are used in about every second ice cream and cheese, every third box of detergent and every fourth loaf of bread produced globally. Danisco ingredients based on food technology and biotechnology are also used in other consumer products - from feed and toothpaste to biofuel and plastics. Throughout the value chain, sustainability is integrated in Danisco's way of doing business.

9

EXECUTIVE BOARD

DANISCO

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

Notice no.: 24/2007

3 September 2007

Share buyback in Danisco A/S

On 20 June 2007 the Board of Directors of Danisco decided to launch a share buyback programme under which Danisco will buy back treasury shares for an amount of up to DKK 500,000,000 in the period from 3 July 2007 to 14 December 2007.

The programme is structured according to the provisions of the EU Commission's regulation no. 2273/2003 of 22 December 2003, also referred to as the 'safe harbour method'.

Since our Notice no. 12/2007 of 9 July 2007, the following transactions have been made under the programme:

	Number of shares	Average purchase price in DKK	Transaction value in DKK
Accumulated at latest Notice	522,000	411.84	214,978,080
27 August 2007	12,000	406.00	4,872,000
28 August 2007	15,000	402.67	6,040,050
29 August 2007	9,000	403.51	3,631,590
30 August 2007	9,000	400.53	3,604,770
31 August 2007	9,000	401.08	3,609,720
Accumulated volume under programme	576,000	411.00	236,736,210

With the buyback of shares as stated above, Danisco owns a total of 829,646 treasury shares of a nominal value of DKK 20 each, corresponding to 1.70% of the total number of 48,941,495 issued shares.

An amount of DKK 263,263,790 remains to be used under the programme.

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:
Investor Relations, tel.: +45 3266 2912, e-mail: investor@danisco.com
Media Relations tel.: +45 3266 2913, e-mail: info@danisco.com

With 9,700 employees in more than 40 countries, Danisco is one of the world's leading suppliers of food ingredients, sugar and industrial bioproducts. Based on our technology platform we use nature's own raw materials and resources to develop and produce ingredients for food and other products used in everyday life. Danisco ingredients are used in about every second ice cream and cheese, every third box of detergent and every fourth loaf of bread produced globally. Danisco ingredients based on food technology and biotechnology are also used in other consumer products - from feed and toothpaste to biofuel and plastics. Throughout the value chain, sustainability is integrated in Danisco's way of doing business.

10

DANISCO

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4 September 2007 - 09:00

Danisco and TNO sign exclusive licensing agreement on exopolysaccharide-producing probiotic strains for weight management

Today, 4 September, 2007, the Dutch Research Institute TNO signed an exclusive licensing global agreement with the leading food ingredient manufacturer Danisco for the use of TNO's results and patents on exopolysaccharide-producing probiotic strains for weight management.

Over the past few years, TNO conducted, in collaboration with the Dutch University of Groningen, a multi-yearly R&D program on exopolysaccharides. This program led to the discovery that some exopolysaccharides could be used in weight management applications. These findings were eventually assessed in a Good Clinical Practice (GCP) human study conducted on 65 adults in 2006 at TNO premises in Zeist, Netherlands.

"We are very pleased that our research effort and expertise in health-promoting bioactive ingredients will result in commercial applications creating value for the food industry which is TNO's mission", says Dr. Hans Boumans, Product Manager Food Ingredients at TNO.

"This agreement is the achievement of a long-term relationship between Danisco and TNO and we hope to see many new food applications in the expanding weight management business" states Mark Kats, Business Developer at TNO.

"Danisco Cultures has build a core competency platform on Cultures producing exopolysaccharides as well as HOWARU probiotics for Health. We are now looking forward to opening new perspectives to food and supplement manufacturers with innovative applications in the near future", confirms Didier Carcano, VP Marketing Innovation for Danisco Culture division.

Overweight and obesity are one of the greatest public health challenges of the 21st century. In America more than 60% of the population is obese and in some European countries this percentage is almost similar. Obesity is one of the contributing causes to a large number of diseases: cardiovascular disease, type II diabetes, metabolic syndrome and arthritis. Considering the large numbers of obese people and the risks involved, there is great attention from both governments and the food industry to look for solutions to these problems.

For more information, please contact:

Danisco:
Nathalie Brosse
Tel.: +33 6 77 79 76 33
E-mail: nathalie.brosse@danisco.com

TNO:
Mark Kats
E-mail: mark.kats@tno.nl

Printed Friday, 09 November 2007 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/en/business+updates/2007/businessupdate_226_en.ht

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5 September 2007 - 09:00

Monthly ice cream concept: Fair Premium Ice Cream

Public awareness has never been greater concerning the importance of supporting local farmers while sustaining the environment.

From 13 fair trade food and drink products (excluding fruit and vegetables) launched on European markets in 2003, some 107 were introduced in 2006 - a figure tipped to exceed 130 in 2007.

This premium ice cream is based on fair trade sugar and fair trade vanilla - indeed a FAIR premium ice cream.

FAIRTRADE

To receive the concept handout in PDF format, samples or more information, contact Danisco.

Danisco's Ice Cream & Frozen Desserts innovation department has a vast knowledge of technical and trend related issues. Danisco has more than 50 years experience in solving the challenges that ice cream producers meet. Danisco's monthly ice cream concepts help customers identify the key trends within the frozen desserts market.

Printed Friday, 09 November 2007 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/en/business+updates/2007/businessupdate_225_en.ht

12

DANISCO Press Release

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6 September 2007

Continued strong potential for Danisco's sugar production in 2007

The results of this year's second field samples support the positive harvest forecasts.

Following a good start to the growing season with extremely favourable weather conditions in the spring, a warm and rainy period has ensured continued strong beet growth in the countries in with Danisco has sugar production. Consequently, Danisco continues to expect sugar production to significantly exceed the Group's total EU quota of 929,000 tonnes.

In a comment to the harvest forecast, Executive Vice President Thomas B. Olsen, Agriculture, says:
'We are seeing record-high sugar yields in most countries, which is very positive since it reconfirms, once again, the solid potential for beet sugar production in our region. We are not least pleased with the increasingly competitive yields in Lithuania. The favourable results not only reflect the weather conditions but also significant structural developments in the agricultural sector to the effect that beet growing is now concentrated on the most efficient growers.

Danisco will be kicking off the 2007 campaign during the next few weeks and will be gaining the first experience from the sugar division's new factory structure with production concentrated on fewer units.

The results of the second field samples collected on 3 September 2007 were as follows:

	Tonnes beet per ha		% sugar in beet		Tonnes sugar per ha	
Denmark	68.9	(61.0)	15.7	(15.8)	10.8	(9.7)
Sweden	64.0	(53.1)	16.1	(16.2)	10.3	(8.6)
Germany	74.5	(61.8)	15.7	(16.0)	11.7	(9.9)
Finland	49.5	(38.1)	15.3	(14.7)	7.6	(5.7)
Lithuania	70.5	(45.6)	14.4	(15.1)	10.2	(6.8)

The average results of the past five years are shown in brackets.

The beet sample results do not change the previously announced expectations for the Sugar division's earnings for the current financial year.

Published by Danisco A/S, Communications, Langebrogade 1, PO Box 17, DK-1001 Copenhagen K
Tel.: +45 32 66 20 00 • Fax: +45 32 66 21 75 • info@danisco.com • www.danisco.com

DANISCO

Press Release

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For further information, please contact:
Thomas B. Olsen, Executive Vice President, Danisco Sugar, tel.: +45 3266 2585.
Communications Manager, Dorthe Lindgreen, Danisco Sugar, tel.: +45 3266 2588, mobile: +45 4011 6695.

Published by Danisco A/S, Communications, Langebrogade 1, PO Box 17, DK-1001 Copenhagen K
Tel.: +45 32 66 20 00 • Fax: +45 32 66 21 75 • info@danisco.com • www.danisco.com

DANISCO

Press Release

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APPENDIX

Table 1:
Results of the second field samples collected on 3 September 2007 in Denmark, Sweden, Germany, Finland and Lithuania:

Factory	Tonnes beet per ha	% sugar in beet	Tonnes sugar per ha	Planned start of campaign
Nakskov, DK	70.4	15.9	11.2	25 Sep. 2007
Nykøbing, DK	67.3	15.5	10.4	25 Sep. 2007
Örtofta, SE	64.0	16.1	10.3	12 Sep. 2007
Anklam, DE	74.5	15.7	11.7	21 Sep. 2007
Säkylä, FI	49.5	15.3	7.6	20 Sep. 2007
Kedainiai, LT	67.2	14.2	9.5	18 Sep. 2007
Panevezys, LT	73.5	14.7	10.8	17 Sep. 2007

Table 2:
Danisco's sugar production in the past three years in the five production countries breaks down as follows:

Country	Production 2004 (tonnes sugar)	Production 2005 (tonnes sugar)	Production 2006 (tonnes sugar)*	Sugar quota (tonnes sugar for 2007/08)
Denmark	472,000	475,000	375,000	364,000
Sweden	372,000	406,000	314,000	292,000
Finland	148,000	179,000	130,000	87,000
Germany	147,000	122,000	114,000	115,000
Lithuania	104,000	92,000	77,000	71,000
Total	1,242,000	1,274,000	1,010,000	929,000

*Please note that the production figures are not directly comparable with those of previous years due to an extraordinary quota reduction in 2006 and discontinuation of C sugar production.

13

EXECUTIVE BOARD

DANISCO

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

Notice no.: 25/2007

10 September 2007

Share buyback in Danisco A/S

On 20 June 2007 the Board of Directors of Danisco decided to launch a share buyback programme under which Danisco will buy back treasury shares for an amount of up to DKK 500,000,000 in the period from 3 July 2007 to 14 December 2007.

The programme is structured according to the provisions of the EU Commission's regulation no. 2273/2003 of 22 December 2003, also referred to as the 'safe harbour method'.

Since our Notice no. 12/2007 of 9 July 2007, the following transactions have been made under the programme:

	Number of shares	Average purchase price in DKK	Transaction value in DKK
Accumulated at latest Notice	576,000	411.00	236,736,210
3 September 2007	7,000	400.84	2,805,880
4 September 2007	6,000	398.55	2,391,300
5 September 2007	20,000	396.29	7,925,800
6 September 2007	8,000	392.15	3,137,200
7 September 2007	15,000	388.20	5,823,000
Accumulated volume under programme	632,000	409.52	258,819,390

With the buyback of shares as stated above, Danisco owns a total of 885,646 treasury shares of a nominal value of DKK 20 each, corresponding to 1.81% of the total number of 48,941,495 issued shares.

An amount of DKK 241,180,610 remains to be used under the programme.

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:
Investor Relations, tel.: +45 3266 2912, e-mail: investor@danisco.com
Media Relations tel.: +45 3266 2913, e-mail: info@danisco.com

With 9,700 employees in more than 40 countries, Danisco is one of the world's leading suppliers of food ingredients, sugar and industrial bioproducts. Based on our technology platform we use nature's own raw materials and resources to develop and produce ingredients for food and other products used in everyday life. Danisco ingredients are used in about every second ice cream and cheese, every third box of detergent and every fourth loaf of bread produced globally. Danisco ingredients based on food technology and biotechnology are also used in other consumer products - from feed and toothpaste to biofuel and plastics. Throughout the value chain, sustainability is integrated in Danisco's way of doing business.

14.

DANISCO

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11 September 2007 - 15:00

Danisco technology makes fantastic tortillas – easily

New POWERFlex™ wraps up every need for high quality products and efficient processing

Simply delicious tortillas are simplicity itself using POWERFlex™ technology from Danisco. This top-performing range provides manufacturers worldwide with valuable functionalities that make meeting diverse consumer demands an easy ride.

Whether they have a shelf life of two weeks, three months or even nine months, tortillas need to keep their just-baked freshness, high flexibility and a great taste, texture and appearance. POWERFlex™ accommodates all needs, satisfying the requirements of customer focus markets and improving processing efficiency.

Stay-fresh quality

The range brings together the benefits of Danisco's leading emulsifier, hydrocolloids and enzymes - among them the pioneering G4 amylase that has set a new standard in enduring tortilla freshness.

Long-lasting tortilla softness and flexibility enable manufacturers to create tortillas with great appeal to consumers looking for high quality convenience foods. Penetration of more distant markets is also a possibility as the stay-fresh tortillas can be transported over longer distances.

Less stickiness, more appeal

During processing, manufacturers benefit from a pliable, manageable dough. Reduced stickiness makes the tortillas easy to separate, and the elimination of dry edges further contributes to a good overall consumer impression.

Danisco's deep understanding of how ingredients work and interact has enabled the development of advanced blends with a precisely engineered effect. Advice on optimising tortilla formulations and processing is readily available from Danisco's tortilla application experts.

For more information about the POWERFlex™ range, contact

Jens Holstborg
Development & Marketing Director
Tel.: +45 8943 -5000

15

DANISCO Press Release

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14 September 2007

Danisco in collaboration with DONG Energy on second generation bioethanol

Danisco's enzymes division, Genencor, and energy provider DONG Energy are entering into collaboration on the production of second generation bioethanol. Together with DONG Energy, Statoil and AgBioEnergy, Genencor is applying for public subsidies to establish a demonstration plant.

Genencor will be supplying enzymes to the demonstration plant, which will be located near Kalundborg, Denmark. Danisco thereby participates in one of the leading development centres for second generation bioethanol in Europe.

The plant is scheduled to come on stream by the climate summit in 2009 and will be handling four tonnes of straw an hour, corresponding to a production of 4,500 tonnes of bioethanol annually.

Through our collaboration with DONG Energy and partners we hope to speed up the availability of biofuels in Europe and to be able to contribute to the EU's binding goals for 10% renewable biofuels by 2020.

'We look forward to becoming an enzymes supplier and are pleased to participate in a project that will reinforce Denmark's position as one of the leading countries in the world within alternative energy. We have great expectations for second generation bioethanol and look forward to this collaboration,' says CEO Tom Knutzen.

For further information, please contact:
Michael von Bülow, Vice President Communications, mobile: +45 21 49 23 05
Ana Maria Bravo-Angel, Director Communications and Public Affairs,
mobile: +32 497 499 727
Carl Johan Corneliussen, Media Relations Manager, mobile +45 26 15 21 27

About Danisco
With 9,700 employees in more than 40 countries, Danisco is one of the world's leading suppliers of food ingredients, sugar and industrial bioproducts. Based on our technology platform we use nature's own raw materials and resources to develop and produce ingredients for food and other products used in everyday life. Danisco ingredients are used in about every second ice cream and cheese, every third box of detergent and every fourth loaf of bread produced globally. Danisco ingredients based on food technology and biotechnology are also used in other consumer products - from feed and toothpaste to biofuel and plastics. Throughout the value chain, sustainability is integrated in Danisco's way of doing business.

Published by Danisco A/S, Communications, Langebrogade 1, PO Box 17, DK-1001 Copenhagen K
Tel.: +45 32 66 20 00 • Fax: +45 32 66 21 75 • info@danisco.com • www.danisco.com

16

EXECUTIVE BOARD

DANISCO

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

Notice no.: 26/2007

17 September 2007

Share buyback in Danisco A/S

On 20 June 2007 the Board of Directors of Danisco decided to launch a share buyback programme under which Danisco will buy back treasury shares for an amount of up to DKK 500,000,000 in the period from 3 July 2007 to 14 December 2007.

The programme is structured according to the provisions of the EU Commission's regulation no. 2273/2003 of 22 December 2003, also referred to as the 'safe harbour method'.

Since our Notice no. 12/2007 of 9 July 2007, the following transactions have been made under the programme:

	Number of shares	Average purchase price in DKK	Transaction value in DKK
Accumulated at latest Notice	632,000	409.52	258,819,390
10 September 2007	9,000	380.00	3,420,000
11 September 2007	7,000	383.07	2,681,490
12 September 2007	-	-	-
13 September 2007	17,000	382.33	6,499,610
14 September 2007	7,000	379.35	2,655,450
Accumulated volume under programme	672,000	407.85	274,075,940

With the buyback of shares as stated above, Danisco owns a total of 925,646 treasury shares of a nominal value of DKK 20 each, corresponding to 1.89% of the total number of 48,941,495 issued shares.

An amount of DKK 225,924,060 remains to be used under the programme.

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:
Investor Relations, tel.: +45 3266 2912, e-mail: investor@danisco.com
Media Relations, tel.: +45 3266 2913, e-mail: info@danisco.com

With 9,700 employees in more than 40 countries, Danisco is one of the world's leading suppliers of food ingredients, sugar and industrial bioproducts. Based on our technology platform we use nature's own raw materials and resources to develop and produce ingredients for food and other products used in everyday life. Danisco ingredients are used in about every second ice cream and cheese, every third box of detergent and every fourth loaf of bread produced globally. Danisco ingredients based on food technology and biotechnology are also used in other consumer products - from feed and toothpaste to biofuel and plastics. Throughout the value chain, sustainability is integrated in Danisco's way of doing business.

/17

DANISCO

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19 September 2007

Announcement of Results for Q1 2007/08

(1 May – 31 July 2007)

Contents

With 9,700 employees in more than 40 countries, Danisco is one of the world's leading suppliers of food ingredients, sugar and industrial bioproducts. Based on our technology platform we use nature's own raw materials and resources to develop and produce ingredients for food and other products used in everyday life. Danisco ingredients are used in about every second ice cream and cheese, every third box of detergent and every fourth loaf of bread produced globally. Danisco ingredients based on food technology and biotechnology are also used in other consumer products - from feed and toothpaste to biofuel and plastics. Throughout the value chain, sustainability is integrated in Danisco's way of doing business.

Executive Board
Notice no.: 27/2007

DANISCO

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Danisco A/S
Langebrogade 1
P.O.Box 17
1001 Copenhagen K
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

Announcement of Results for Q1 2007/08
1 May – 31 July 2007
(Unaudited)

19 September 2007

Continued improvement in margins and returns

We continue to improve our key financial ratios in line with the targets we have signalled to the market. For Q1 2007/08, Ingredients posted an EBIT margin of 14.7%, an expansion of 0.4 percentage points year-on-year, while RONOA increased by 1.2 percentage points to 18.4% and organic growth reached 3%. Danisco's Sugar division also got off to a good start as lower costs and a better sales mix partly compensated for the expected decrease in sales.

Tom Knutzen, CEO of Danisco, says: "Thanks to our "Unfolding the potential" strategy we continue to deliver earnings improvements that are bringing us closer to our financial targets – including higher RONOA, higher EBIT margin and organic growth in Ingredients. We are faced with challenging market conditions in some key business areas, but we remain confident that Danisco will maintain its value enhancement momentum in 2007/08. The growth in margins and RONOA in Ingredients reinforces our confidence in the strategy that we announced one year ago today. We reconfirm our operational outlook for the full year".

Highlights

- Group EBIT before share-based payments remains stable year-on-year, at DKK 578 million, despite the anticipated 13% decrease in Sugar sales.
- Our Ingredients margin expansion was driven by advances in both Bio Ingredients and Texturants & Sweeteners thanks to strict cost discipline and our decision to improve our average selling price at the expense of short-term volume. We expect this price and margin momentum to gradually accelerate over the remainder of the current financial year.
- During Q1, our new expanded state-of-the-art xylose plant in Lenzing came on stream, and we opened our new enzymes plant in Wuxi, China. We continue to upgrade our R&D and production platform for cultures and enzymes.
- Following a good start to the year, Sugar is well on track to meet its earnings expectations for 2007/08.
- At our recent AGM, we announced our intention to work towards a demerger of Danisco Sugar.
- The Flavours divestment was successfully closed in July. We have restated all 2006/07 figures for Ingredients to reflect the continuing business.
- Since we commenced our share buyback programme in July, Danisco has repurchased treasury shares at a value of DKK 274 million.
- We are upgrading our 2007/08 outlook for profit for the year before share-based payments to over DKK 1,350 million (previously at over DKK 1,300 million). The upgrade is related to a property gain in Copenhagen and the divestment of Flavours.

Outlook for 2007/08

For full year 2007/08, Danisco maintains its guidance for revenue. EBIT is now expected at the level of DKK 1,800 million (previously slightly under DKK 1,800 million). Profit from discontinued operations is now estimated to be DKK 430 million (previously expected at over DKK 400 million). Profit for the year before share-based payments is subsequently expected at over DKK 1,350 million (previously at over DKK 1,300 million). See page 14 for further details.

Key figures and financial ratios

(DKKm)	Q1 2007/08	Q1 2006/07	YTD 2007/08	YTD 2006/07
Income statement				
Revenue	4,672	4,866	4,672	4,866
EBITDA before special items	849	895	849	895
Operating profit before special items (EBIT)	599	635	599	635
Special items	-	(15)	-	(15)
Operating profit	599	620	599	620
Net financial expenses	(105)	(93)	(105)	(93)
Profit before tax	494	527	494	527
Profit from continuing operations	336	375	336	375
Profit from discontinued operations	457	48	457	48
Consolidated profit	793	423	793	423
Profit attributable to equity holders of the parent	785	414	785	414
Revenue				
Ingredients	3,127	3,085	3,127	3,085
Sugar	1,606	1,847	1,606	1,847
Eliminations	(61)	(66)	(61)	(66)
Total	**4,672**	**4,866**	**4,672**	**4,866**
Operating profit before special items (EBIT)				
Ingredients	461	442	461	442
Sugar	151	175	151	175
Unallocated	(34)	(38)	(34)	(38)
Subtotal	**578**	**579**	**578**	**579**
Share-based payments	21	56	21	56
Total	**599**	**635**	**599**	**635**
Cash flow				
Cash flow from operating activities	1,376	1,436	1,376	1,436
Cash flow from investing activities	(193)	(175)	(193)	(175)
Free cashflow	**1,183**	**1,261**	**1,183**	**1,261**
Balance sheet				
Total assets	28,038	30,799	28,038	30,799
Equity attributable to equity holders of the parent	13,295	12,621	13,295	12,621
Equity	13,601	12,947	13,601	12,947
Net interest-bearing debt	8,077	11,968	8,077	11,968
Net operating assets	13,760	13,849	13,760	13,849
Invested capital	22,877	23,142	22,877	23,142
Return on capital (%)*				
Return on invested capital including goodwill	7.8	7.9	7.8	7.9
Return on equity	11.2	5.7	11.2	5.7
Number of shares				
Diluted average number of shares	48,867	49,017	48,867	49,017
Diluted number of shares at period-end	48,485	48,920	48,485	48,920
Earnings per share (DKK)**				
Diluted earnings per share	15.87	8.44	15.87	8.44
Diluted earnings per share before special items and discontinued operations	6.71	7.69	6.71	7.69
Diluted cash flow per share	28.16	29.30	28.16	29.30
Diluted book value per share	274	258	274	258
Share price				
Market price per share (DKK)	408	432	408	432
Market capitalisation (DKK million)	19,805	21,133	19,805	21,133

*) Calculated on a rolling 12-month basis.

**) The effect of Danisco's programmes for share options and warrants has been included in the diluted values.

Group financials

Danisco well on track to achieve its financial targets

In Q1 2007/08 we took further steps towards reaching our financial goals in Ingredients. In spite of soaring raw material costs, Danisco's Ingredients business delivered EBIT margin expansion, while RONOA improved by 1.2 percentage points year-on-year, and organic growth reached 3%. The Sugar division also got off to a comfortable start and succeeded in expanding its EBITDA margin despite the expected lower sales.

The continued improvement that we have seen within the Ingredients division reconfirms our belief in our "Unfolding the potential" strategy, and we will continue to focus intensely on R&D and cost containment as value drivers.

We continue to optimise our production and R&D set-up

Since closing the financial year 2006/07, we have continued the process of optimising our R&D and production platform. Our R&D activities in cultures and enzymes have been consolidated, our xanthan facility in Nanyang has been transferred to our production facility in Melle, France, as part of our restructuring activities, and our new high-tech xylose plant expansion in Lenzing came on stream during Q1 2007/08. Finally, we opened our new enzymes plant in Wuxi, China, as planned. All these factors are expected to have a positive impact on earnings from H2 2007/08.

Raw material prices remain a challenge but are gradually being passed on – and will increase the demand for creative new applications and solutions

Within the Ingredients segment in particular, soaring raw material costs remain a challenge both for Danisco and for our customers. Our general approach is to seek compensation from our customers for these higher costs, which has a short-term negative effect on volume in some product categories, but which we feel confident will create increasing value for us looking forward. The general time lag in passing on price increases is 6-12 months on average. Meanwhile, the higher input costs that our customers are experiencing are increasing their demand for reformulations and other solutions, which is likely to have a positive impact on Danisco in the medium term.

Flavours deal successfully closed in July – 2006/07 financials restated

In May 2007, Danisco signed an agreement to divest its Flavours division to Firmenich and establish a strategic alliance with the Swiss company. The divestment was closed on 2 July 2007, which means that the continuing Ingredients business now includes the Bio Ingredients and Texturants & Sweeteners divisions only. Going forward, all 2006/07 data for the divested activities have been restated according to IFRS standards in order to reflect the underlying trends of our continuing Ingredients operations. We have included a number of tables showing restated financial data at the end of this report. We are currently in the process of implementing the partnership agreement with Firmenich.

Income statement

During the first quarter of 2007/08, Danisco recorded revenue of DKK 4,672 million against 4,866 million in the same period of 2006/07. This result was driven by 1% growth (3% organic) in Ingredients and the anticipated 13% decrease in Sugar sales due to the EU reform.

Gross margin improvement of 1.2 percentage points year-on-year

Our gross profit came in at DKK 1,625 million for the quarter against DKK 1,635 million in the same period of 2006/07, reflecting growth in Ingredients and the expected decline in Sugar profits. Danisco's gross margin thereby expanded by 1.2 percentage points year-on-year, to 34.8%, driven by higher production efficiency for both Ingredients and Sugar, as well as the above-mentioned improving price trend within Ingredients.

R&D spending down – but will grow in relative terms

During the first quarter, we succeeded in trimming most of our below-the-line cost items, including our administrative expenses. In absolute terms, our R&D spending was down year-on-year, illustrating the cost benefits of our decision to consolidate

our R&D platform. However, we still expect this item to increase in relative terms in future as a result of the aggressive R&D strategy that we set out in our "Unfolding the potential" plan.

EBITDA margin improvements in both Sugar and Ingredients

We thereby achieved EBITDA of DKK 628 million for Ingredients and DKK 232 million for Sugar in the first quarter of the year, with both divisions posting improved EBITDA margins year-on-year. Group depreciation and writedowns came in at DKK 256 million, on par with last year.

0.5 percentage points EBIT margin improvement year-on-year before share-based payments

Despite the above-mentioned decrease in group revenue, we succeeded in sustaining EBIT before share-based payments of DKK 578 million for the quarter, or a 0.5 percentage points margin increase to 12.4%. Currency translations had a negative effect of DKK 4 million on EBIT year-on-year.

Share-based payments contributed DKK 21 million to earnings in first-quarter 2007/08 against DKK 56 million in same-period 2006/07, resulting in EBIT after share-based payments of DKK 599 million against DKK 635 million in the same period in 2006/07.

Underlying decline in net financial expenses of DKK 12 million year-on-year

Meanwhile, net financial expenses came in at DKK 105 million against DKK 93 million last year. In Q1 2006/07, Danisco booked a DKK 43 million gain from share divestments against a gain of DKK 19 million for Q1 2007/08 so the underlying trend is a decline in net financial costs of DKK 12 million year-on-year.

We still expect an effective tax rate of around 32% for the year

We still expect the effective tax rate for full year 2007/08 to be around 32%, reflecting the geographical composition of our earnings as well as consequences of new tax legislation. Tax for the quarter has been booked in accordance with this estimation.

DKK 457 million after tax from discontinued operations

Discontinued operations contributed DKK 457 million after tax. DKK 430 million of this relates to the estimated after-tax gains of the Flavours divestment.

Danisco's profit attributable to equity holders thereby came in at DKK 785 million for Q1 2007/08, an increase of DKK 371 million year-on-year.

Divestment of property in Copenhagen

In Q1 2007/08, we agreed to divest the property adjacent to our Copenhagen headquarters that we have been subletting to the buyers of our former spirits business since 2000. The selling price is approximately DKK 80 million, and we expect a pretax book gain of over DKK 30 million to be recorded in Q3 2007/08.

Cash flow statement

Lower operating cash flow reflecting slightly higher tax payments

Our cash flow from operating activities came in slightly below that of last year, primarily because we made higher tax payments during the quarter. Ingredients inventories increased for certain product areas in anticipation of higher demand.

The divestment of our Flavours division decreased our interest-bearing debt by approximately DKK 3.3 billion. During the first quarter, DKK 170 million was spent on repurchasing treasury shares in accordance with the announced programme.

Balance sheet

NWC increase driven by inventories and receivables

Our net working capital has increased, driven by higher inventories and receivables in Ingredients.

At the end of the quarter, our net interest-bearing debt decreased to DKK 8,077 million compared to DKK 11,968 million at 31 July 2006 primarily as a result of the divestment of Flavours.

Invested capital decreased slightly compared to first quarter 2006/07. For Ingredients, invested capital increased as a result of the higher working capital and investments.

Ingredients

(DKKm)	Q1 2007/08	Q1 2006/07	YTD 2007/08	YTD 2006/07
Revenue				
Bio Ingredients	1,364	1,318	1,364	1,318
Texturants & Sweeteners	1,772	1,773	1,772	1,773
Eliminations	(9)	(6)	(9)	(6)
Total	**3,127**	**3,085**	**3,127**	**3,085**
Growth (%)	1	5	1	5
Organic growth (%)	3	7	3	7
EBITDA	**628**	**609**	**628**	**609**
EBITDA margin (%)	20.1	19.7	20.1	19.7
EBIT				
Bio Ingredients	231	219	231	219
Texturants & Sweeteners	235	231	235	231
Central R&D	(5)	(8)	(5)	(8)
Total	**461**	**442**	**461**	**442**
EBIT margin (%)	14.7	14.3	14.7	14.3
RONOA (%)	**18.4**	**17.2**	**18.4**	**17.2**
Net working capital	3,537	3,262	3,537	3,262
Net non-current assets	5,686	5,308	5,686	5,308
Net operating assets	9,223	8,570	9,223	8,570
Goodwill	7,776	7,949	7,776	7,949
Invested capital	16,999	16,519	16,999	16,519

Results for Q1 2007/08

Organic growth of 3% driven especially by Bio Ingredients

Ingredients generated revenue of DKK 3,127 million for the first quarter of 2007/08. The sales increase of 1% year-on-year was achieved through 3% organic growth, a negative currency effect of 3% and 1% acquired growth from the Chinese cellulose gum producer that we purchased in August 2006. The Bio Ingredients division posted 6% organic growth, driven by advances in both Cultures and Genencor, while the Texturants & Sweeteners division reported a more moderate 1% organic growth for the quarter.

Margin improvement quarter-on-quarter and year-on-year

In line with our ambition to report consistent EBIT margin improvements, Ingredients was able to report a 14.7% EBIT margin before special items against 14.2% in Q4 2006/07 and 14.3% in Q1 2006/07 (including Flavours, our margin in Q1 2006/07 was 14.6%). Both Bio Ingredients and Texturants & Sweeteners contributed to this margin expansion.

Raw material prices are rising

Danisco's improved profitability is the result of the initiatives that we outlined in "Unfolding the potential", including site consolidation and cost containment. During Q1 2007/08, these measures more than compensated for rapidly accelerating raw material costs, in particular relating to agricultural products such as palm oil, glycerine, milk powder and soybean oil, which we can only gradually pass on to our customers. In certain product areas, we experienced some loss of volume as a result of our insistence on sharing the higher input costs with our customers.

Meanwhile, the higher raw material prices are also affecting many of our customers, but we are helping them tackle these challenges through a range of our products and know-how relating to reformulations. We expect to reap increasing rewards from these close relationships over the coming years.

Product areas

Bio Ingredients

(DKKm)	Q1 2007/08	Q1 2006/07	YTD 2007/08	YTD 2006/07
Revenue	**1,364**	**1,318**	**1,364**	**1,318**
Growth (%)	3	7	3	7
Organic growth (%)	6	8	6	8
EBIT	**231**	**219**	**231**	**219**
EBIT margin (%)	16.9	16.6	16.9	16.6

Organic growth of 6% and 0.3 percentage points EBIT margin expansion year-on-year

Bio Ingredients posted sales of DKK 1,364 million for the first quarter of the financial year, an increase of 3% on last year. Organic growth came in at 6% driven by both our Cultures and Genencor businesses, while the EBIT margin for the division increased by 0.3 percentage points year-on-year to 16.9%. Cultures drove the margin increase in Bio Ingredients, while Genencor recorded a slightly lower margin due to a combination of higher raw material prices and a change in our sales mix.

Strong demand and successful innovation driving Cultures

Cultures performed well this quarter as all major product categories experienced solid underlying demand, while customers are taking well to our recent launches, such as our direct-vat inoculation (DVI) culture programme CHOOZIT™. We feel comfortable with our continued strong revenue momentum within Cultures. Cost containment efforts and greater scale economies helped drive margin increases, which more than compensated for increasing raw material costs, such as milk powder.

Food protectants performed particularly well

Food protectant cultures performed particularly well driven both by a favourable market and by improving production yields where we are capitalising on Genencor's fermentation know-how. Two of our most recent launches include GUARDIAN™ Green Tea Extract, a natural antioxidant for shelf life extension in meat and culinary products, and MicroGARD™ 730 that represents the next generation of clean-label, natural antimicrobial protectants for prepared meals and even selected meats.

Key challenges include possible spill-over effects from global milk shortage on production of other dairy categories

Key challenges to this positive momentum for Cultures include further acceleration in raw material costs and a possible negative spill-over effect on the level of e.g. cheese production from the current global milk shortage. However, we are aware of the continued need to press through further price increases in order to compensate from higher input costs also in this segment.

Danisco targeting the growing European obesity problem

Earlier this month, we signed an agreement with the Dutch Research Institute (TNO) to use probiotic strains aimed at the weight management market. The agreement is another clear indicator of the probiotics market's expansion, as food producers have increasingly been looking at using probiotics in different food products.

Genencor growth especially driven by strong animal nutrition sales

Our enzymes business Genencor also posted growth in most of its product areas, including Fabric & Household and Food. Growth in animal nutrition was particularly high. We are very pleased with the underlying market demand for feed enzymes and even more so with the success of our phytase innovation.

New Wuxi plant now on stream

We opened our new enzymes plant in Wuxi, China, in May 2007, and production is being rolled out as planned. The plant will be using advanced fermentation technology to produce a wide range of enzymes for a range of markets including animal feed, grain, food processing, industrial specialties, cleaning and textile.

MaxaLiq™ ONE currently being tested by several of our customers

Genencor's bioproducts area is clearly still recovering from the SPEZYME® ETHYL court ruling that we have described in great detail in previous releases. However, following the loss of a number of customers during 2006/07, demand now appears to have stabilised, and our new enzyme MaxaLiq™ ONE is currently being tested by several of our customers. Meanwhile, we conservatively assume that it will take several quarters yet before growth for this enzyme segment returns to the current high market levels.

Collaboration with DONG Energy on 2GBE demo plant

After the close of Q1 2007/08, Danisco and energy provider DONG Energy have entered into collaboration on the production of second generation bioethanol. Together with DONG Energy, Statoil and AgBioEnergy, Genencor is applying for public subsidies to establish a demonstration plant. Genencor will be supplying enzymes to the demonstration plant, which will be located near Kalundborg, Denmark. Danisco thereby participates in one of the leading development centres for second generation bioethanol in Europe.

Texturants & Sweeteners

(DKKm)	Q1 2007/08	Q1 2006/07	YTD 2007/08	YTD 2006/07
Revenue	**1,772**	**1,773**	**1,772**	**1,773**
Growth (%)	0	4	0	4
Organic growth (%)	1	5	1	5
EBIT	**235**	**231**	**235**	**231**
EBIT margin (%)	13.3	13.0	13.3	13.0

Reported sales unchanged in Texturants & Sweeteners

During the first quarter of 2007/08, sales in Texturants & Sweeteners were unchanged year-on-year, as organic growth of 1% and acquisitive growth of 1% were counterweighted by negative currency translation effects. Despite a tight raw material market, Texturants & Sweeteners has succeeded in improving its EBIT margin year-on-year.

Emulsifiers and pectin seeing good organic growth – summer hurts Gums & Systems area

In terms of organic growth, emulsifiers and pectin both fared well during Q1 2007/08 as price increases started to come through towards the end of the quarter, with likely full effect in H2 2007/08. The Gums & Systems (G&S) area has been challenged by the exceptionally wet and cold summer in much of Europe which has had an adverse effect on the demand for ice cream blends, but G&S nevertheless managed to maintain its topline year-on-year at stable currencies during the first quarter. We remain comfortable with the general outlook for Gums & Systems.

We have launched two Creamline stabiliser systems – GRINDSTED® SOFT-N-SAFE so far progressing as planned

In Q1 2007/08, we launched the GRINDSTED® PF 11 and 12 Creamline Stabiliser Systems that deliver a creamy texture to healthy soya desserts even at low fat levels. Both the Creamline products gain their outstanding functional properties from the natural hydrocolloids carrageenan and guar gum. Meanwhile, GRINDSTED® SOFT-N-SAFE, is currently being tested by an increasing number of our industry customers, while sales have already commenced to a range of new customer segments. For full year 2007/08, we expect to double sales of this product year-on-year, albeit from a relatively small volume base.

Sweeteners: new xylose plant on stream

Last year's turbulent times for Sweeteners now appear to have come to an end. The xylitol market is currently in equilibrium, as customers have been delaying product launches or have found temporary sweetener replacements as a result of last year's supply crisis. During Q1 2007/08 we commenced production at our new state-of-the-art xylose plant expansion in Lenzing, Austria, and we fully intend to revive the demand for xylitol over the course of the coming quarters. Both Litesse® and fructose sales continued to progress well during Q1 2007/08. Generally for Sweeteners, we have seen a good improvement in the average selling prices at lower volume, and we expect this trend to continue despite the roll-out of new capacity at Lenzing. We are currently in the process of rebuilding xylose stock.

Litesse® obtains FDA approval

In the USA, we have obtained approval from the FDA for our Litesse® polydextrose to be used beyond existing categories. The new approval covers virtually all food and beverage applications and opens up to key markets such as dairy, cereals and soft drinks. Thereby we are looking not only to leverage Danisco as the innovative leader in the polydextrose market but also to expand the entire polydextrose market.

Geographic segments

Europe

(DKKm)	Q1 2007/08	Q1 2006/07	YTD 2007/08	YTD 2006/07
Revenue	**1,258**	**1,261**	**1,258**	**1,261**
Growth (%)	0	8	0	8
Organic growth (%)	0	8	0	8

Enzymes, cultures and sweeteners compensated for stalled ice cream sales over the summer

Europe, covering both Eastern and Western Europe, is Danisco's single largest region in terms of ingredients sales. During the first quarter of the year, Europe posted flat sales year-on-year as declining sales to the ice cream industry during the wet summer in Western Europe capped growth for several texturants categories. Furthermore, we faced particularly tough comparisons on the back of the unusually strong first quarter in 2006/07. Our enzymes and cultures businesses both performed well in Europe, and all major product categories continued to experience solid underlying demand in Eastern Europe. Some Sweeteners orders were transferred from Russia to Asia-Pacific but had no overall impact on our group results.

North America

(DKKm)	Q1 2007/08	Q1 2006/07	YTD 2007/08	YTD 2006/07
Revenue	**827**	**867**	**827**	**867**
Growth (%)	(5)	3	(5)	3
Organic growth (%)	2	5	2	5

Growth in all enzyme categories despite US bioethanol court ruling; cultures developing particularly well; some volume pressure in select texturants categories

In North America, we generated 2% organic growth for Q1 2007/08. Despite the ongoing SPEZYME®ETHYL conversion challenge in this important bioethanol market, all enzyme segments reported year-on-year growth in the region. The topline trend was especially strong in the leading cultures product categories, and all major sweetener products grew well, including both xylitol and Litesse. The gradual implementation of higher prices continues to have an adverse effect on volume in some product categories, such as pectin and selective gums, but we are adamant that we must continue to pursue our margin enhancement strategy despite these short-term challenges.

Latin America

(DKKm)	Q1 2007/08	Q1 2006/07	YTD 2007/08	YTD 2006/07
Revenue	**294**	**277**	**294**	**277**
Growth (%)	6	16	6	16
Organic growth (%)	6	18	6	18

Solid and broad-based enzymes demand

In Latin America, Danisco recorded 6% organic growth in Q1 2007/08 on the back of a very strong Q1 2006/07. Our strongest growth drivers included food protection cultures as well as food and feed enzymes, while we saw lower sweeteners sales.

Asia-Pacific

(DKKm)	Q1 2007/08	Q1 2006/07	YTD 2007/08	YTD 2006/07
Revenue	**584**	**555**	**584**	**555**
Growth (%)	5	1	5	1
Organic growth (%)	7	4	7	4

7% organic growth, capped by capacity constraints

Sales in the Asia-Pacific region grew by 5%, with fairly broad-based organic growth of 7%. All major Cultures categories experienced double-digit organic growth across this region. Genencor's feed enzymes sales were capped by capacity constraints for the animal nutrition product betaine. Most texturants categories delivered on our expectations. We succeeded in growing our xylitol sales, while Litesse® sales were hit by lower sales to the beverage segment.

Sugar

(DKKm)	Q1 2007/08	Q1 2006/07	YTD 2007/08	YTD 2006/07
Revenue	**1,606**	**1,847**	**1,606**	**1,847**
Growth (%)	(13)	(1)	(13)	(1)
EBITDA	**232**	**265**	**232**	**265**
EBITDA margin (%)	14.4	14.3	14.4	14.3
EBIT	**151**	**175**	**151**	**175**
EBIT margin (%)	9.4	9.5	9.4	9.5
RONOA (%)	**11.3**	**14.5**	**11.3**	**14.5**
Net working capital	1,515	1,431	1,515	1,431
Net non-current assets	2,956	3,674	2,956	3,674
Net operating assets	4,471	5,105	4,471	5,105
Goodwill	1,341	1,344	1,341	1,344
Invested capital	5,812	6,449	5,812	6,449

EBITDA margin improvement thanks to cost reductions and a favourable sales mix

Danisco's sugar activities are well on track to deliver on our outlook for full year 2007/08. Despite the substantial pressure on Sugar's topline, we saw a slight year-on-year increase in our EBITDA margin for the division, to 14.4%, as sales of C sugar were prohibited by the EU sugar reform, while lower exports of quota sugar and higher discounts on export licenses were broadly compensated by higher sales on home markets and lower costs.

On the cost side, Sugar has benefited from plant closures which has helped compensate for rising energy costs at existing production facilities. During Q1 2007/08, we have closed our Swedish headquarters at Arlöv and we are in the process of divesting this property. Investments in our German bioethanol plant adjacent to our Anklam sugar site are proceeding as planned.

We anticipate record-breaking sugar harvest

The growing season for sugar beet got off to a good start, and we expect a record harvest. Owing to unusually warm and sunny weather in the spring, sugar beet was sown earlier than usual. A good start for the growing period combined with this summer's heavy rainfall means that the sugar volume per hectare is at a record high. Danisco's harvest forecasts indicate total sugar production significantly exceeding the Group's total EU quota of 929,000 tonnes.

Crucial time for the European sugar industry

The EU sugar industry is still facing considerable uncertainties. At the end of September 2007, the Council of Ministers will discuss possible amendments to the current reform, and a key issue will be the incentive schemes for sugar producers and/or farmers to sell back quotas. Over the next six months, this will be a crucial factor in the EU's efforts to restore equilibrium in the European sugar market, and thereby restore a stable pricing environment. We remain confident that we will see a stabilisation of the sugar market, and that Danisco will remain competitive also within this new market environment.

Plans concerning Sugar's future confirmed at the AGM

Sugar demerger

At our AGM on 29 August 2007, Danisco's Chairman announced that the Board will continue working towards independence for Danisco Sugar. With two independent companies we will ensure the best future development opportunities while at the same time enabling our shareholders to target a global ingredients business and/or a European sugar business.

We have several possible models to choose from

There are several possible models to choose from, but our basic aim is to obtain an independent listing of Danisco Sugar. However, this does not rule out other solutions that could offer more perspective and value creation. For instance, the sugar division could become part of a structure tying growers and sugar production closer together or take active part in a consolidation of the European sugar industry.

Sugar became a separate legal entity in 2006

In order to expand our range of possibilities, Danisco Sugar became a separate legal entity in 2006 (see our Notice of 9 February 2006). In terms of tax, the shares in Danisco Sugar A/S are considered to be purchased on the date that this entity was established, 31 August 2006.

Timing remains key

Timing is vital, as we have to safeguard the values of our sugar activities and ensure the best possible framework for the continued development of the sugar business. The future structures of the industry and the EU sugar reform have not yet been established. This will probably happen in the next year or two, by which time we also expect the ownership structure of the sugar business to change. Finally, a decision so fundamentally important to Danisco A/S will not be taken until the General Meeting has approved it.

Outlook for 2007/08

Assumptions underlying the outlook for 2007/08

We maintain our overall outlook for operations for the financial year 2007/08 based on the current energy and raw material prices. Our currency and interest rate assumptions are specified below.

Revenue

Revenue is expected at around DKK 19.0 billion (DKK 18,800 million).

- Ingredients: At around DKK 12.25 billion (DKK 12,074 million), corresponding to around 4% organic growth
- Sugar: At around DKK 6.75 billion (DKK 6,995 million)

EBIT before special items and share-based payments

EBIT is expected at the level of DKK 1,800 million (DKK 2,014 million).

- Ingredients: At around DKK 1,650 million (DKK 1,592 million). Compared to 2006/07, the outlook is impacted by a DKK 30 million negative currency effect, primarily due to the weak USD
- Sugar: At around DKK 300 million (DKK 581 million)

Special items

Special items are expected to amount to a net expense of around DKK 25 million.

Tax

In view of changed Danish tax legislation, a tax rate of 32% (30%) is expected.

Profit expectations

Profit from continuing operations before share-based payments is expected to exceed DKK 900 million. Profit from discontinued operations is estimated to be DKK 430 million after tax related to the divestment of the Flavours activities. Profit for the year before share-based payments is subsequently expected at over DKK 1,350 million (DKK 1,062 million).

Investments

Investments are expected to total around DKK 1.2 billion, about 10% above the expected level of depreciation.

Currency and interest assumptions

USD assumptions

The outlook for 2007/08 is based on a USD rate of DKK 5.43 on 31 July 2007, with an average exchange rate in 2006/07 of DKK 5.77. On 18 September 2007, the USD rate was DKK 5.37

Exchange rate sensitivity

The calculation of sensitivity to changes in the USD rate includes currencies that correlate with the USD. A change in the USD rate of DKK 1.00 and the same relative change in USD-related currencies will cause a change in full-year revenue of around DKK 630 million and in EBIT of around DKK 110 million.

Interest rate sensitivity

At the end of July 2007, the Group's average interest rate duration was 4.1 years and 62% of the Group's loans were based on fixed interest rates. A change in interest rates of 1% on an annual basis would – viewed in isolation – impact the Group's interest expenses by around DKK 33 million.

Risk factors

The forward-looking statements contained in this announcement, including expected revenue and earnings performance, inherently involve risks and uncertainties that could be materially affected by factors such as global economic matters, including interest rate and currency movements, fluctuations in raw material prices, production-related problems, breach or unexpected termination of contracts, price reductions resulting from market-driven price reductions, market acceptance of new products and launches of rivalling products. Danisco is only obliged to update and adjust the stated expectations in so far as this is required by law, including the Danish Securities Trading Act.

Other information

Accounting policies etc.
The accounting policies are unchanged from 2006/07.

In case of discrepancies between the Danish and English versions of the Announcement of Results, the Danish version prevails.

Share-based payments
As resolved at the Annual General Meeting on 29 August 2007, up to 600,000 share options will be issued to the Executive Board and senior managers, totalling some 150 persons, at a share price of DKK 483. Subsequently, the option programme will comprise 2,115,819 shares equivalent to 4.32% of the Company's share capital. The cost of these programmes is in line with IFRS expensed in the income statement on an ongoing basis.

Sustainability
Danisco has again been selected for inclusion in the Dow Jones Sustainability indexes. The Dow Jones Sustainability World Index (DJSI World) comprises more than 300 companies that represent the top 10% of the leading sustainability companies out of the biggest 2,500 companies in the Dow Jones World Index. Companies are selected on their financial, social and environmental performance. Only four Danish companies from various sectors were selected for the DJSI World this year. Danisco was also included in the DJSI STOXX index, and has been listed on both indexes since 2002.

Information meeting
This Announcement of Results is also available at www.danisco.com. The meeting for institutional investors, equity analysts and the press to be held today at 15.00 pm will be webcast at the above address.

Financial calendar

Date		Reporting period
19 November	2007	IR quiet period starts for Q2
17 December	2007	Q2 results
29 February	2008	IR quiet period starts for Q3
26 March	2008	Q3 results
26 May	2008	IR quiet period starts for Q4
23 June	2008	Q4 results
17 August	2008	IR quiet period starts for Q1
20 August	2008	Annual General Meeting 2008
18 September	2008	Q1 results
17 November	2008	IR quiet period starts for Q2
16 December	2008	Q2 results

For further information, please contact:
Investor Relations, tel.: +45 3266 2912, investor@danisco.com
Media Relations, tel.: +45 3266 2913, info@danisco.com

Management's statement

The Board of Directors and the Executive Board have considered and approved the interim report for the period 1 May – 31 July 2007 of Danisco A/S.

The interim report, which is unaudited, has been prepared in accordance with the International Financial Reporting Standards (IFRS) as adopted by the EU and Danish disclosure requirements governing interim financial reporting for listed companies. In our opinion, the interim report gives a true and fair view of the Group's assets, liabilities, financial position, cash flows and results of operations.

19 September 2007

Board of Directors

Anders Knutsen, Chairman

Jørgen Tandrup, Deputy Chairman

Håkan Björklund

Kirsten Drejer

Lis Glibstrup

Peter Højland

Flemming Kristensen

Bent Willy Larsen

Matti Vuoria

Executive Board

Tom Knutzen, CEO

Søren Bjerre-Nielsen

Mogens Granborg

Income statement 1 May 2007 - 31 July 2007

(DKKm)	Q1 2007/08	Q1 2006/07	YTD 2007/08	YTD 2006/07
Revenue	**4,672**	**4,866**	**4,672**	**4,866**
Cost of sales	(3,047)	(3,231)	(3,047)	(3,231)
Gross profit	**1,625**	**1,635**	**1,625**	**1,635**
Research and development expenses	(171)	(180)	(171)	(180)
Distribution and sales expenses	(632)	(603)	(632)	(603)
Administrative expenses	(266)	(289)	(266)	(289)
Other operating income	28	16	28	16
Other operating expenses	(6)	0	(6)	0
Share-based payments	21	56	21	56
Operating profit before special items	**599**	**635**	**599**	**635**
Special items	0	(15)	0	(15)
Operating profit	**599**	**620**	**599**	**620**
Net financial expenses	(105)	(93)	(105)	(93)
Profit before tax	**494**	**527**	**494**	**527**
Income tax expense	(158)	(152)	(158)	(152)
Profit for the period from continuing operations	**336**	**375**	**336**	**375**
Profit for the period from discontinued operations	457	48	457	48
Profit for the period	**793**	**423**	**793**	**423**
Distribution of profit for the period				
Equity holders of the parent	785	414	785	414
Minority interests	8	9	8	9
Total	**793**	**423**	**793**	**423**
Earnings per share in DKK				
EPS	15.94	8.50	15.94	8.50
DEPS	15.87	8.44	15.87	8.44
EPS from continuing operations	6.73	7.51	6.73	7.51
DEPS from continuing operations and before special items	6.71	7.69	6.71	7.69

Cash flow statement 1 May 2007 - 31 July 2007

(DKKm)	Q1 2007/08	Q1 2006/07	2007/08	2006/07
Cash flow from operating activities				
Operating profit before special items from continuing operations	599	635	599	635
Depreciation and writedowns	256	260	256	260
Adjustments	(6)	(7)	(6)	(7)
Share-based payments paid	(14)	(18)	(14)	(18)
Special items paid	-	(15)	-	(15)
Change in working capital	776	732	776	732
Interest received	114	147	114	147
Interest paid	(205)	(240)	(205)	(240)
Corporation tax paid	(144)	(58)	(144)	(58)
Cash flow from operating activities	**1,376**	**1,436**	**1,376**	**1,436**
Cash flow from investing activities				
Purchase of property, plant and equipment	(219)	(244)	(219)	(244)
Sale of property, plant and equipment	12	28	12	28
Purchase of intangible assets	-	-	-	-
Sale of intangible assets	(16)	(25)	(16)	(25)
Sale of financial assets	30	66	30	66
Cash flow from investing activities	**(193)**	**(175)**	**(193)**	**(175)**
Free cash flow	**1,183**	**1,261**	**1,183**	**1,261**
Cash flow from financing activities				
Change in financial liabilities	(4,188)	(1,182)	(4,188)	(1,182)
Acquisition of treasury shares	(170)	(90)	(170)	(90)
Sale of treasury shares	5	-	5	-
Change in minority interests	(1)	-	(1)	-
Cash flow from financing activities	**(4,354)**	**(1,272)**	**(4,354)**	**(1,272)**
Cash flow from discontinued operations	**3,328**	**25**	**3,328**	**25**
Decrease/increase in cash and cash equivalents	**157**	**14**	**157**	**14**
Cash and cash equivalents at start of period	372	411	372	411
Exchange adjustment of cash and cash equivalents	3	(5)	3	(5)
Cash and cash equivalents at end of period	**532**	**420**	**532**	**420**

Net interest bearing debt

(DKKm)	Q1 2007/08	Q1 2006/07	2007/08	2006/07
Specification of net interest bearing debt				
Non-current mortgage and credit institutions debt	4,330	5,411	4,330	5,411
Current mortgage and credit institutions debt	4,294	6,962	4,294	6,962
Interest bearing debt	**8,624**	**12,373**	**8,624**	**12,373**
Other interest bearing receivables or debt	(15)	15	(15)	15
Cash and cash equivalents	(532)	(420)	(532)	(420)
Net interest bearing debt	**8,077**	**11,968**	**8,077**	**11,968**
Change in net interest bearing debt				
Net interest bearing debt beginning of period	**12,222**	**13,224**	**12,222**	**13,224**
Exchange adjustment of opening value etc.	(23)	(59)	(23)	(59)
Net financial liabilities divested	296	-	296	-
Change in financial liabilities	(4,188)	(1,182)	(4,188)	(1,182)
Decrease/increase in cash and cash equivalents	(157)	(14)	(157)	(14)
Non-interest bearing financial liabilities, reversed	(109)	(9)	(109)	(9)
Other movements	36	8	36	8
Net interest bearing debt end of period	**8,077**	**11,968**	**8,077**	**11,968**

Statement of recognised income and expense

(DKKm)	31 July 2007	31 July 2006	30 April 2007
Consolidated profit including discontinued business	**793**	**423**	**1,079**
Foreign exchange rate adjustment of subsidiaries and associates	(8)	(98)	(418)
Hedging of future transactions for the period	65	(2)	(97)
Tax on items recognised directly in equity	(12)	(1)	8
Other movements in equity	(20)	(11)	34
Net income recognised directly in equity	**25**	**(112)**	**(473)**
Total recognised income and expense	**818**	**311**	**606**

Balance sheet 31 July 2007

(DKKm)	31 July 2007	31 July 2006	30 April 2007
Assets			
Goodwill	9,117	10,603	10,399
Other intangible assets	1,151	1,257	1,213
Property, plant and equipment	8,228	8,635	8,693
Investments	429	582	791
Total non-current assets	**18,925**	**21,077**	**21,096**
Inventories	4,214	4,492	5,371
Receivables	4,367	4,810	4,546
Cash and cash equivalents	532	420	372
Total current assets	**9,113**	**9,722**	**10,289**
Total assets	**28,038**	**30,799**	**31,385**
Equity and liabilities			
Share capital	979	979	979
Other reserves	12,316	11,642	11,665
Equity attributable to equity holders of the parent	**13,295**	**12,621**	**12,644**
Minority interests	306	326	305
Total equity	**13,601**	**12,947**	**12,949**
Non-current liabilities	6,487	7,725	8,456
Current liabilities	7,950	10,127	9,980
Total liabilities	**14,437**	**17,852**	**18,436**
Total equity and liabilities	**28,038**	**30,799**	**31,385**
Changes in equity			
Equity at beginning of period	**12,949**	**12,726**	**12,726**
Total recognised income and expense	**818**	**311**	**606**
Dividends paid to shareholders	-	-	(328)
Dividends paid to minority interests	(1)	-	(32)
Capital increase	1	-	1
Sale of activity	(5)	-	-
Share-based payments	4	-	12
Buyback of shares	(170)	(99)	(123)
Sale of treasury shares	5	9	87
Total change in equity	**652**	**221**	**223**
Equity at end of period	**13,601**	**12,947**	**12,949**
Other balance sheet data			
Net interest-bearing debt	8,077	11,968	12,222
Net operating assets	13,760	15,111	15,444
Invested capital	22,877	25,714	25,843

Top line growth in Ingredients

(%)	Total	Currency	Acquisitions	Organic	Sales distribution
Sales growth by division					
Q1 2007/08 vs. Q1 2006/07					
Bio Ingredients	3	(3)	0	6	43
Texturants & Sweeteners	0	(2)	1	1	57
Total	**1**	**(3)**	**1**	**3**	**100**
2007/08 vs. 2006/07					
Bio Ingredients	3	(3)	0	6	43
Texturants & Sweeteners	0	(2)	1	1	57
Total	**1**	**(3)**	**1**	**3**	**100**
Sales growth by geography					
Q1 2007/08 vs. Q1 2006/07					
Europe	0	0	0	0	40
North America	(5)	(7)	0	2	26
Latin America	6	0	0	6	9
Asia-Pacific	5	(5)	3	7	19
Rest of the world	33	(2)	1	34	6
Total	**1**	**(3)**	**1**	**3**	**100**
2007/08 vs. 2006/07					
Europe	0	0	0	0	40
North America	(5)	(7)	0	2	26
Latin America	6	0	0	6	9
Asia-Pacific	5	(5)	3	7	19
Rest of the world	33	(2)	1	34	6
Total	**1**	**(3)**	**1**	**3**	**100**

Holding of treasury shares

	Nominal value (DKK '000)	Number	% of share capital
Holding at 1 May 2007	3,303	165,146	0.34
Purchase	8,160	408,000	0.83
Sale, exercise of share options	(230)	(11,500)	(0.02)
Holding at 31 July 2007	**11,233**	**561,646**	**1.15**
Purchase since end of Quarter	7,280	364,000	0.74

Quarterly key figures based on proforma balance

(DKKm)	2006/07					2007/08				
	Q1	Q2	Q3	Q4	YTD	Q1	Q2	Q3	Q4	YTD
Income statement										
Revenue	4,866	4,750	4,443	4,743	18,802	4,672	-	-	-	4,672
EBITDA before special items	895	721	627	835	3,078	849	-	-	-	849
Share-based payments	58	(38)	(6)	9	21	21	-	-	-	21
Operating profit before special items	635	464	367	568	2,034	599	-	-	-	599
Special items	(15)	(70)	(18)	(76)	(179)	(0)	-	-	-	(0)
Operating profit	620	393	349	493	1,855	599	-	-	-	599
Net financial expenses	(93)	(134)	(150)	(129)	(506)	(105)	-	-	-	(105)
Profit before tax	527	259	199	364	1,349	494	-	-	-	494
Profit for the period from continuing operations	375	184	141	240	940	338	-	-	-	338
Profit for the period from discontinued operations	48	36	22	33	139	457	-	-	-	457
Profit attributable to equity holders of the parent	414	215	153	276	1,058	785	-	-	-	785
Cash flow from operating activities	1,436	1,248	(581)	82	2,203	1,376	-	-	-	1,376
Net investments in property, plant and equipment	(216)	(261)	(307)	(360)	(1,144)	(207)	-	-	-	(207)
Net investments in intangible assets	(25)	(27)	(37)	(41)	(130)	(16)	-	-	-	(16)
Purchase and sale of enterprises and activities	-	(61)	0	1	(60)	0	-	-	-	0
Purchase and sale of financial assets	66	(6)	(9)	(15)	36	30	-	-	-	30
Free cashflow	1,261	891	(914)	(333)	905	1,183	-	-	-	1,183
Balance sheet										
Assets	30,799	31,028	32,249	31,385	31,385	28,038	-	-	-	28,038
Equity attributable to equity holders of the parent	12,621	12,544	12,668	12,644	12,644	13,295	-	-	-	13,295
Equity	12,947	12,845	12,977	12,950	12,950	13,601	-	-	-	13,601
Net interest-bearing debt	11,968	11,324	12,063	12,222	12,222	8,077	-	-	-	8,077
Invested capital	23,143	22,441	23,259	23,463	23,463	22,876	-	-	-	22,876
Return on capital (%)										
ROIC	7.9	7.6	7.6	7.9	7.9	7.8	-	-	-	7.8
ROE	5.7	5.2	5.1	8.4	8.4	11.2	-	-	-	11.2
RONOA (%)*										
Ingredients	17.2	17.3	17.8	18.5	18.5	18.4	-	-	-	18.4
Sugar	14.5	14.1	12.3	11.4	11.4	11.3	-	-	-	11.3
Total	15.0	14.8	14.4	14.5	14.5	14.5	-	-	-	14.5
Net working capital										
Ingredients	3,262	3,128	3,193	3,184	3,184	3,537	-	-	-	3,537
Sugar	1,431	672	1,614	2,320	2,320	1,515	-	-	-	1,515
Unallocated	(16)	(17)	(24)	(22)	(21)	(20)	-	-	-	(20)
Total	4,677	3,782	4,783	5,482	5,482	5,033	-	-	-	5,033
Non-current assets										
Ingredients	5,308	5,440	5,476	5,599	5,599	5,686	-	-	-	5,686
Sugar	3,674	3,651	3,514	3,046	3,046	2,956	-	-	-	2,956
Unallocated	191	212	207	215	215	84	-	-	-	84
Total	9,173	9,303	9,197	8,860	8,860	8,726	-	-	-	8,726
Net operating assets										
Ingredients	8,570	8,567	8,669	8,782	8,782	9,223	-	-	-	9,223
Sugar	5,105	4,323	5,128	5,366	5,366	4,471	-	-	-	4,471
Unallocated	175	195	183	194	194	64	-	-	-	64
Total	13,850	13,085	13,980	14,342	14,342	13,759	-	-	-	13,759
Goodwill										
Ingredients	7,949	8,013	7,933	7,777	7,777	7,776	-	-	-	7,776
Sugar	1,344	1,343	1,346	1,343	1,343	1,341	-	-	-	1,341
Unallocated	-	-	-	-	-	-	-	-	-	-
Total	9,293	9,356	9,279	9,120	9,120	9,117	-	-	-	9,117
Invested capital										
Ingredients	16,519	16,580	16,602	16,559	16,559	16,999	-	-	-	16,999
Sugar	6,449	5,666	6,474	6,709	6,709	5,812	-	-	-	5,812
Unallocated	175	195	183	194	194	65	-	-	-	65
Total	23,143	22,441	23,259	23,462	23,462	22,876	-	-	-	22,876

*) Calculated on a rolling 12-month basis.

Quarterly key figures based on proforma balance

(DKKm)	2006/07					2007/08				
	Q1	Q2	Q3	Q4	YTD	Q1	Q2	Q3	Q4	YTD
Revenue per division										
Bio Ingredients	1,318	1,340	1,282	1,269	5,209	1,364	-	-	-	1,364
Texturants & Sweeteners	1,773	1,701	1,648	1,769	6,891	1,772	-	-	-	1,772
Eliminations	(6)	(2)	(9)	(9)	(26)	(9)	-	-	-	(9)
Ingredients	**3,085**	**3,039**	**2,921**	**3,029**	**12,074**	**3,127**	-	-	-	**3,127**
Sugar	1,847	1,776	1,587	1,785	6,995	1,606	-	-	-	1,606
Eliminations	(66)	(65)	(65)	(71)	(267)	(61)	-	-	-	(61)
Total	**4,866**	**4,750**	**4,443**	**4,743**	**18,802**	**4,672**	-	-	-	**4,672**
Organic growth per division (%)										
Bio Ingredients	8	6	4	4	6	6	-	-	-	6
Texturants & Sweeteners	5	6	4	6	6	1	-	-	-	1
Total	**7**	**7**	**4**	**5**	**6**	**3**	-	-	-	**3**
Revenue per region										
Europe	1,261	1,165	1,142	1,190	4,758	1,258	-	-	-	1,258
North America	867	852	798	819	3,336	827	-	-	-	827
Latin America	277	298	291	283	1,149	294	-	-	-	294
Asia-Pacific	555	575	550	569	2,249	584	-	-	-	584
Rest of the world	125	149	140	168	582	164	-	-	-	164
Total	**3,085**	**3,039**	**2,921**	**3,029**	**12,074**	**3,127**	-	-	-	**3,127**
Organic growth per region (%)										
Europe	8	8	1	0	4	0	-	-	-	0
North America	5	3	0	4	3	2	-	-	-	2
Latin America	16	3	5	20	11	6	-	-	-	6
Asia-Pacific	4	11	11	6	8	7	-	-	-	7
Rest of the world	-3	15	16	34	15	34	-	-	-	34
Total	**7**	**7**	**4**	**5**	**6**	**3**	-	-	-	**3**
EBITDA before special items										
Ingredients	609	552	502	600	2,263	628	-	-	-	628
Sugar	265	245	171	267	948	232	-	-	-	232
Unallocated	(35)	(38)	(40)	(41)	(154)	(32)	-	-	-	(32)
Subtotal	**839**	**759**	**633**	**826**	**3,057**	**828**	-	-	-	**828**
Share-based payments	56	(38)	(6)	9	21	21	-	-	-	21
Total	**895**	**721**	**627**	**835**	**3,078**	**849**	-	-	-	**849**
EBITDA margin (%)										
Ingredients	19.7	18.2	17.2	19.8	18.7	20.1	-	-	-	20.1
Sugar	14.3	13.8	10.8	15.0	13.6	14.4	-	-	-	14.4
Total	**18.4**	**15.2**	**14.1**	**17.6**	**16.4**	**18.2**	-	-	-	**18.2**
Operating profit before special items										
Bio Ingredients	219	196	144	180	739	231	-	-	-	231
Texturants & Sweeteners	231	198	201	260	890	235	-	-	-	235
Central R&D	(8)	(9)	(11)	(9)	(37)	(5)	-	-	-	(5)
Ingredients	**442**	**385**	**334**	**431**	**1,592**	**461**	-	-	-	**461**
Sugar	175	155	80	171	581	151	-	-	-	151
Unallocated	(38)	(38)	(41)	(43)	(160)	(34)	-	-	-	(34)
Subtotal	**579**	**502**	**373**	**559**	**2,013**	**578**	-	-	-	**578**
Share-based payments	56	(38)	(6)	9	21	21	-	-	-	21
Total	**635**	**464**	**367**	**568**	**2,034**	**599**	-	-	-	**599**
EBIT margin (%)										
Bio Ingredients	16.6	14.6	11.3	14.2	14.2	16.9	-	-	-	16.9
Texturants & Sweeteners	13.0	11.6	12.2	14.7	12.9	13.3	-	-	-	13.3
Ingredients	**14.3**	**12.7**	**11.4**	**14.2**	**13.2**	**14.7**	-	-	-	**14.7**
Sugar	9.5	8.7	5.0	9.6	8.3	9.4	-	-	-	9.4
Total	**13.1**	**9.7**	**8.3**	**12.0**	**10.8**	**12.8**	-	-	-	**12.8**
Special items										
Ingredients	(15)	(66)	(8)	(82)	(171)	-	-	-	-	-
Sugar	-	-	(10)	(2)	(12)	-	-	-	-	-
Unallocated	-	(4)	-	8	4	-	-	-	-	-
Total	(15)	(70)	(18)	(76)	(179)	-	-	-	-	-

Result of discontinuing operations

(DKKm)	Q1 2007/08	Q1 2006/07	YTD 2007/08	YTD 2006/07
Revenue	292	418	292	418
Cost of sales	(170)	(244)	(170)	(244)
Gross profit	122	174	122	174
Costs	(82)	(106)	(82)	(106)
Operating profit before special items	40	68	40	68
Special items	830	(1)	830	(1)
Operating profit	870	67	870	67
Net Financials	-	-	-	-
Profit before tax	870	67	870	67
Income tax expense	(413)	(19)	(413)	(19)
Profit for the period from discontinued operations	457	48	457	48
Cash Flow from discontinuing operations				
Cash flow from operating activities	(38)	29	(38)	29
Cash flow from investing activities	3,348	(6)	3,348	(6)
Cash flow from financing activities	18	2	18	2
Total	3,328	25	3,328	25

Proforma Balance sheet

(DKKm)	31 July 2007	31 July 2006	30 April 2007
Assets			
Goodwill	9,117	9,293	9,121
Other intangible assets	1,151	1,203	1,172
Property, plant and equipment	8,228	8,117	8,238
Investments	429	555	528
Total non-current assets	**18,925**	**19,168**	**19,059**
Inventories	4,214	4,018	4,937
Receivables	4,367	4,475	4,467
Assets held for sale	-	2,718	2,550
Cash and cash equivalents	532	420	372
Total current assets	**9,113**	**11,631**	**12,326**
Total	**28,038**	**30,799**	**31,385**
Equity and liabilities			
Share capital	979	979	979
Other reserves	12,316	11,642	11,665
Equity attributable to equity holders of the parent	**13,295**	**12,621**	**12,644**
Minority interests	306	326	305
Total equity	**13,601**	**12,947**	**12,949**
Non-current liabilities	6,487	7,711	8,551
Current liabilities	7,950	10,021	9,742
Liabilities held for sale	-	120	143
Total liabilities	**14,437**	**17,852**	**18,436**
Total	28,038	30,799	31,385

Assets and liabilities held for sale

(DKKm)	31 July 2007	31 July 2006	30 April 2007
Goodwill	-	1,310	1,279
Non-current assets	-	559	485
Net working capital	-	702	616
Invested capital	-	**2,571**	**2,380**
Investments	-	27	27
Total	-	**2,598**	**2,407**
Assets held for sale	-	2,718	2,550
Liabilities held for sale	-	(120)	(143)
Total	-	**2,598**	**2,407**

Stock exchange notices

Notices issued in the past 12 months

Date		No.	Title
19 September	2006	13	Announcement of Results for Q1 2006/07
2 November	2006	14	Warrant programme: Issue of new shares
3 November	2006	Without no.	Updated Articles of Association with appendix 1
9 November	2006	15	New reporting structure in connection with 'Unfolding the potential'
27 November	2006	16	Election of employee representatives to the Board of Directors of Danisco A/S
4 December	2006	17	Election of employee representatives to the Board of Directors of Danisco A/S
14 December	2006	18	Announcement of Results for H1 2006/07
26 January	2007	01	Warrant programme: Issue of new shares
26 January	2007	Without no.	Updated Articles of Association with appendix 1
1 February	2007	Without no.	Updated Articles of Association with appendix 1 (New version)
19 February	2007	02	Ruling in enzyme patent infringement case
23 February	2007	03	The European Commission announces quota reduction
20 March	2007	04	Announcement of Results for Q3 2006/07
17 April	2007	05	Patent dispute over SPEZYME® ETHYL settled as expected
2 May	2007	06	Warrant programme: Issue of new shares
2 May	2007	Without no.	Updated Articles of Association with appendix 1
2 May	2007	07	Market rumours regarding sale of Flavour Division
3 May	2007	08	Danisco signs agreement on the divestment of Flavours and enters strategic partnership with Firmenich
1 June	2007	09	Announcement on the total number of voting rights and total share capital of the company
20 June	2007	10	Announcement of Results for 2006/07
20 June	2007	Without no.	Danisco Annual Report 2006/07
21 June	2007	Without no.	Insider trading
22 June	2007	Without no.	Insider trading (3 notices)
25 June	2007	Without no.	Insider trading (2 notices)
28 June	2007	Without no.	Insider trading
2 July	2007	11	Share buyback initiated – divestment of Flavours implemented
9 July	2007	12	Share buyback
16 July	2007	13	Share buyback
23 July	2007	14	Share buyback
30 July	2007	15	Share buyback

Post balance-sheet notices

Date		No.	Title
2 August	2007	16	Warrant programme: Issue of new shares
2 August	2007	Without no.	Updated Articles of Association with appendix 1
6 August	2007	17	Share buyback
9 August	2007	Without no.	Notice convening AGM 2007
13 August	2007	18	Share buyback
20 August	2007	19	Share buyback
27 August	2007	20	Share buyback
29 August	2007	21	Excerpt of the Chairman's report at the Annual General Meeting on 29 August 2007
29 August	2007	22	Annual General Meeting 29 August 2007
30 August	2007	Without no.	Updated Articles of Association with appendix 1
31 August	2007	23	Announcement on the total number of voting rights and total share capital of the company
3 September	2007	24	Share buyback
10 September	2007	25	Share buyback
17 September	2007	26	Share buyback

For further information:
Danisco A/S
CVR no. 11350356
Langebrogade 1
P.O.Box 17
1001 Copenhagen K
Denmark
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

Investor Relations, tel. +45 3266 2912, investor@danisco.com
Media Relations, tel. +45 3266 2913, info@danisco.com

/8.

DANISCO

First you add knowledge...

Press Release

Copenhagen, 20 September 2007

Niels Christian Nielsen receives Danisco Award 2007

The Danisco Award 2007 goes to Professor Niels Christian Nielsen of the University of Aarhus. He receives the Award along with DKK 250,000 for his strong international research profile, particularly in food-related issues and his huge efforts to establish the NanoFood consortium.

Some may wonder why Niels Christian Nielsen was chosen as this year's award winner, since his research has focused on areas other than food. His research covers nuclear magnetic resonance spectroscopy, and as Director of the Danish National Research Foundation's Center for Insoluble Protein Structures he develops methods for structural and functional analysis of membrane proteins, fibrils and protein aggregates. The centre is closely integrated with the nanoscience centre iNANO and the NanoFood consortium, where he worked hard to establish a research platform for the food area. The award is an acknowledgement of his introduction of advanced, scientific and entirely new methods of characterisation and measuring of food components as well as food intake in living organisms.

Niels Christian Nielsen's work is proof that research institutions and the corporate sector can mutually benefit from each other. Through a partnership on nanotechnology with Danisco's scientists at Brabrand, Denmark, a bridge has been built between universities and industry with a grant from the Danish National Advanced Technology Foundation. This is important work to the mutual benefit of both parties, which will eventually be of value to society as a whole.

The Award was presented at the annual congress of the Centre for Advanced Food Studies on 20 September at Bella Center.

For further information, please contact:
Tom Knutzen, CEO, Danisco A/S
Tel.: +45 32 66 20 00
Carl Johan Corneliussen, Media Relations Manager, Danisco A/S
Tel.: + 45 32 66 29 26, mobile: +45 26 15 21 27

About Danisco
With 9,700 employees in more than 40 countries, Danisco is one of the world's leading producers of food ingredients, sugar and industrial bioproducts. Based on our technology platform we use nature's own raw materials and resources to develop and produce ingredients for food and other products used in everyday life. Danisco ingredients are used in about every second ice cream and cheese, every third box of detergent and every fourth loaf of bread produced globally. Being based on food technology and biotechnology solutions, Danisco's ingredients are also used in other consumer products – from feed and toothpaste to biofuel and plastics. Throughout the value chain, sustainability is integrated in Danisco's way of doing business.

Published by Danisco A/S, Communications, Langebrogade 1, PO Box 17, DK-1001 Copenhagen K
Tel.: +45 32 66 20 00 • Fax: +45 32 66 21 75 • info@danisco.com • www.danisco.com

19.

NEWS FOR IMMEDIATE RELEASE

GENENCOR®
A Danisco Division

Danisco US Inc.
200 Meridian Centre Boulevard
Rochester, New York 14618
USA
Tel +1 585 256 5200
Fax +1 585 256 6952
www.genencor.com

GENENCOR ANNOUNCES INCREASED SACCHARIFICATION ENZYME PRICES FOR THE US FUEL ETHANOL MARKET

ROCHESTER, NY, USA – September 20, 2007-- Genencor, a division of Danisco A/S, today announced that as a result of sharply increased raw material and energy prices, it is increasing its prices for its saccharification product line by 10-15% effective October 15th, 2007 and as current contracts expire.

Over the past two years prices of dextrose and energy have increased at double digit rates. While we have mitigated some of the impact through our continuous improvement efforts, we cannot offset the entire effect.

Brian Carter, vice president for grain processing, stated: "we cannot preclude the possibility of further increases in the first half of 2008."

For more information contact:
Your Genencor sales representative

About Genencor

Genencor, a division of Danisco A/S, is a leader in the industrial biotechnology sector. In more than 40 countries, Genencor's 1,500 employees develop and market innovative enzymes and biobased solutions to improve the performance and reduce the environmental impact of a wide variety of industries, from laundry detergents to transportation fuels. Genencor also develops and produces enzymes for the food, beverage and animal nutrition industries, which are sold under the Danisco brand. In partnership with our customers, technology leaders and other stakeholders, Genencor's cutting-edge biotech platform provides competitive and sustainable solutions to the world, positioning Genencor as one of the leaders in the emerging biobased economy.

###

20

DANISCO

First you add knowledge...

Text size: A A

21 September 2007 - 09:30

Danisco selected for inclusion in the Dow Jones Sustainability indexes for the sixth consecutive year

The Dow Jones Sustainability World Index (DJSI World) comprises more than 300 companies that represent the top 10% of the leading sustainability companies out of the biggest 2500 companies in the Dow Jones World Index.

Companies are selected on their financial, social and environmental performance.

Out of the 59 companies listed in the Dow Jones World food and beverage sector only 7 companies are selected, with Danisco being the only food ingredients supplier.

Danisco was also included in the DJSI STOXX index, a benchmark for European sustainability investments.

Dow Jones Sustainability Indexes
Member 2007/08

For further information, please contact:

Daniel King, Corporate Sustainability Communications Manager,
Tel. + 45 3266 2900, E-mail: daniel.king@danisco.com

Printed Friday, 09 November 2007 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/en/press+releases/pressrelease_395_en.htm

21

DANISCO

First you add knowledge...

Text size: A A

21 September 2007 - 17:14

GRINDSTED® CRYSTALLIZER nominated for Fi Europe award

GRINDSTED® CRYSTALLIZER Emulsifier Blends have been nominated for the Fi Europe 2007 Best Innovation in Food Ingredients award.



Coming to the aid of the bakery, margarine, spreads and filling fat sectors, the solutions improve the crystallisation speed and performance of trans-free and non-hydrogenated fats, optimising production capacity in the process.

Manufacturers benefit from reduced production costs and a new opportunity to meet consumer and retail demands for healthy fat sources with no compromise on process or performance.

In developing the GRINDSTED® CRYSTALLIZER range, Danisco has considered the interrelationship between melting point, crystallisation effect and the number of fatty acids esterified onto glycerol. Successful application of the range is based on Danisco's extensive knowledge of interactions with different fat blends.

Contact us for more information - click here

Printed Friday, 09 November 2007 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/en/business+updates/2007/businessupdate_228_en.ht

EXECUTIVE BOARD

DANISCO

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

Notice no.: 28/2007

24 September 2007

Share buyback in Danisco A/S

On 20 June 2007 the Board of Directors of Danisco decided to launch a share buyback programme under which Danisco will buy back treasury shares for an amount of up to DKK 500,000,000 in the period from 3 July 2007 to 14 December 2007.

The programme is structured according to the provisions of the EU Commission's regulation no. 2273/2003 of 22 December 2003, also referred to as the 'safe harbour method'.

Since our Notice no. 12/2007 of 9 July 2007, the following transactions have been made under the programme:

	Number of shares	Average purchase price in DKK	Transaction value in DKK
Accumulated at latest Notice	672,000	407.85	274,075,940
17 September 2007	7,000	381.81	2,672,670
18 September 2007	8,000	385.29	3,082,320
19 September 2007	8,000	398.47	3,187,760
20 September 2007	30,000	398.14	11,944,200
21 September 2007	10,000	398.49	3,984,900
Accumulated volume under programme	735,000	406.73	298,947,790

With the buyback of shares as stated above, Danisco owns a total of 988,646 treasury shares of a nominal value of DKK 20 each, corresponding to 2.02% of the total number of 48,941,495 issued shares.

An amount of DKK 201,052,210 remains to be used under the programme.

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:
Investor Relations, tel.: +45 3266 2912, e-mail: investor@danisco.com
Media Relations, tel.: +45 3266 2913, e-mail: info@danisco.com

EXECUTIVE BOARD
Notice no.: 29/2007

DANISCO 23

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
1001 Copenhagen K
Denmark
Tel +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

27 September 2007

The EU takes key steps to restore sugar market balance. Operating profit (EBIT) in Danisco Sugar upgraded by DKK 150 million to DKK 450 million

Following the newly adopted amendment of the EU sugar reform, Danisco plans to sell part of its quota and buy additional quota in Denmark and Sweden with a view to maintaining production efficiency.

Yesterday, as expected, the EU agriculture ministers adopted a number of changes to the sugar regime introduced in 2006. The objective is to further encourage voluntary quota renunciation and thereby ensure the required reduction of European sugar production.

As a new incentive, beet growers will be allowed to sell 10% of the quota. Moreover, sugar producers who sell a quota share corresponding to no less than the EU Commission's temporary quota withdrawal for 2007/08 will receive a refund of the restructuring levy charged on the quota withdrawn.

Executive Vice President, Mogens Granborg, Danisco A/S, says in a comment:
'We are very satisfied with the steps taken. This amendment comprises a range of positive elements in that it provides clarity and rectifies some of the inexpedient aspects of the 2006 reform. We expect the new incentives to accelerate the reduction of sugar production in Europe, bringing us back on track to restoring the market balance.'

Voluntary quota reduction
Expecting that beet growers will take advantage of the possibility to sell quota, Danisco will enter into negotiations with growers and employees for a quota sale of up to 13.5% in all its production countries, corresponding to a total of around 135,000 tonnes of sugar. Per country, this is on a par with the temporary quota withdrawal adopted by the EU Commission in the spring of 2007. The quota reduction will be in force as from 2008/09.

The financial aspect of beet growing varies widely from country to country, and not until it has been clarified to which extent beet growers will sell quota, will it be possible to decide on the distribution of the final quota sale.

Quota purchases in Denmark and Sweden
In order to minimise the effect of this quota reduction in Denmark and Sweden, Danisco Sugar has moreover decided to exploit the possibility offered by the 2006 sugar reform of buying quota. We therefore set out to buy around 32,000 tonnes of quota in Denmark and around 18,000 tonnes of quota in Sweden with effect from 2007/08. This is to ensure the optimum production volume at Danisco Sugar's most efficient sugar factories, which use beet from the best cultivation areas in the respective countries. According to harvest forecasts, sugar yields in Denmark and Sweden are on a par with the Central European level, which underpins the future prospects of sugar beet as a commercially attractive crop for the agricultural sector.

Planned quota purchases and sales will mean a net reduction in Danisco's overall sugar quota of around 85,000 tonnes to around 967,000 tonnes.

Outlook for 2007/08
Quota purchases in Denmark and Sweden will represent a total investment of approx. DKK 220 million to be depreciated over eight years. Danish Sugar Beet Growers and Betodlarna in Sweden will contribute to the investment.

As a result of quota sales, Danisco Sugar will avoid a restructuring levy of approx. DKK 150 million in 2007/08. Against this background, Danisco A/S is upgrading the operating profit (EBIT) estimate for the year in Sugar from around DKK 300 million to around DKK 450 million.

Quota sales are estimated to contribute earnings of approx. DKK 180 million to be recognised under special items. The detailed effect of net quota sales and other items pertaining to the restructuring, including write-down of fixed assets, is expected to be known at the announcement of the Q2 results in December 2007. These items will also be recognised under special items.

The expected profit for the year after share-based payments is increased from more than DKK 1,350 million to more than DKK 1,450 million.

Long-term outlook for Danisco Sugar A/S
We believe that the changes to the reform will lead to significant sales of quota in the EU in the next six months, which will create a better balance between demand and supply in the European sugar market. This forms a key basis for the further development of Danisco's sugar division under a new ownership structure that will now become a reality, just as it supports the announced time frame for establishment of a new ownership structure within the next 1 to 2 years.

The long-term target of reverting to an EBIT margin of at least 10% is supported by the amended sugar reform. Quota sales and, consequently, lower production mean that we expect long-term revenue in the interval between DKK 5.0 and 5.5 billion.

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:
Mogens Granborg, Executive Vice President, tel.: +45 3266 2000
Dorthe Lindgreen, Communications Manager, Danisco Sugar, tel.: +45 3266 2588
Investor Relations, tel.: +45 3266 2912, investor@danisco.com
Media Relations, tel.: +45 3266 2913, info@danisco.com

EXECUTIVE BOARD

DANISCO
First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

Notice no.: 30/2007

1 October 2007

Share buyback in Danisco A/S

On 20 June 2007 the Board of Directors of Danisco decided to launch a share buyback programme under which Danisco will buy back treasury shares for an amount of up to DKK 500,000,000 in the period from 3 July 2007 to 14 December 2007.

The programme is structured according to the provisions of the EU Commission's regulation no. 2273/2003 of 22 December 2003, also referred to as the 'safe harbour method'.

Since our Notice no. 12/2007 of 9 July 2007, the following transactions have been made under the programme:

	Number of shares	Average purchase price in DKK	Transaction value in DKK
Accumulated at latest Notice	735,000	406.73	298,947,790
24 September 2007	6,000	395.97	2,375,820
25 September 2007	12,000	392.47	4,709,640
26 September 2007	5,000	394.75	1,973,750
27 September 2007	6,000	409.89	2,459,340
28 September 2007	25,000	408.77	10,219,250
Accumulated volume under programme	789,000	406.45	320,685,590

In the period from 24 September to 28 September, share options corresponding to 62,069 shares have been exercised under the existing option programmes. In consequence, Danisco now owns a total of 980,577 treasury shares of a nominal value of DKK 20 each, corresponding to 2.00% of the total number of 48,941,495 issued shares. An amount of DKK 179,314,410 remains to be used under the programme.

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:
Investor Relations, tel.: +45 3266 2912, e-mail: investor@danisco.com
Media Relations, tel.: +45 3266 2913, e-mail: info@danisco.com

NEWS FOR IMMEDIATE RELEASE

GENENCOR® A Danisco Division 25

For more information contact:
Genencor Media: Ana Maria Bravo-Angel, +31 71 5686168

Danisco US Inc.
200 Meridian Centre Boulevard
Rochester, New York 14618
USA
Tel +1 585 256 5200
Fax +1 585 256 6952
www.genencor.com

GENENCOR APPOINTS NEW EXECUTIVE VICE PRESIDENT – TECHNICAL ENZYMES

Glenn E. Nedwin, Ph.D., MBA to join Genencor's Senior Management Team

ROCHESTER, NY. October 1, 2007. Genencor, a division of Danisco A/S, today announced that Dr. Glenn E. Nedwin will join the Division as Executive Vice President – Technical Enzymes, effective Oct. 1, 2007. As a member of the Genencor Senior Management Team, Dr. Nedwin will head the division's activities in Grain Processing (which includes current fuel ethanol business), Textiles, Specialties & Market Development. He will report directly to Genencor's CEO Tjerk de Ruiter.

Dr. Nedwin comes to Genencor from being Interim President and Chief Science Officer at Dyadic International, Inc., a biotech company active in the bioenergy and industrial enzymes fields. Prior to joining Dyadic, Dr. Nedwin was President of Novozymes, Inc., where he established the company's US R&D headquarters for Novozymes A/S, as well being active in business development. In addition to his 14+ years with Novozymes, his career has included key positions with XOMA Corporation, Ideon Corporation, Molecular Therapeutics, Inc., and Genentech, Inc.

Dr. Nedwin's appointment continues to enhance Genencor's world-class,organization and Management Team. "He brings both established leadership and international business experience with him to the division," said Tjerk de Ruiter, CEO of Genencor. "Our goal is to be the growth engine of Industrial Biotechnology and Dr. Nedwin's experience and vision will certainly help us get there."

In addition to de Ruiter and Nedwin, the GenencorSenior Management Team includes James Laughton, Executive Vice President – Food & Feed; Philippe Lavielle, Executive Vice President – Business Development; Michael Arbige, PhD., Executive Vice

President – Technology; Carole Cobb, Senior Vice President – Global Supply; Jim Sjoerdsma, Senior Vice President – Human Resources; and Andrew Ashworth, Vice President – Finance.

About Genencor

Genencor, a division of Danisco A/S, is a leader in the industrial biotechnology sector. In more than 40 countries, Genencor's 1,500 employees develop and market innovative enzymes and biobased solutions to improve the performance and reduce the environmental impact of a wide variety of industries, from laundry detergents to transportation fuels. Genencor also develops and produces enzymes for the food, beverage and animal nutrition industries, which are sold under the Danisco brand. In partnership with our customers, technology leaders and other stakeholders, Genencor's cutting-edge biotech platform provides competitive and sustainable solutions to the world, positioning Genencor as one of the leaders in the emerging biobased economy.

###

26

DANISCO

First you add knowledge...

EXECUTIVE BOARD

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

Notice no.: 31/2007

8 October 2007

Share buyback in Danisco A/S

On 20 June 2007 the Board of Directors of Danisco decided to launch a share buyback programme under which Danisco will buy back treasury shares for an amount of up to DKK 500,000,000 in the period from 3 July 2007 to 14 December 2007.

The programme is structured according to the provisions of the EU Commission's regulation no. 2273/2003 of 22 December 2003, also referred to as the 'safe harbour method'.

Since our Notice no. 12/2007 of 9 July 2007, the following transactions have been made under the programme:

	Number of shares	Average purchase price in DKK	Transaction value in DKK
Accumulated at latest Notice	789,000	406.45	320,685,590
1 October 2007	10,000	402.01	4,020,100
2 October 2007	5,000	402.68	2,013,400
3 October 2007	-	0.00	0
4 October 2007	10,000	406.04	4,060,400
5 October 2007	7,500	405.60	3,042,000
Accumulated volume under programme	821,500	406.36	333,821,490

With the buyback of shares as stated above, Danisco owns a total of 1,013,077 treasury shares of a nominal value of DKK 20 each, corresponding to 2.07% of the total number of 48,941,495 issued shares. An amount of DKK 166,178,510 remains to be used under the programme.

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:
Investor Relations, tel.: +45 3266 2912, e-mail: investor@danisco.com
Media Relations, tel.: +45 3266 2913, e-mail: info@danisco.com

27

DANISCO

First you add knowledge...

Text size: A A

10 October 2007 - 11:42

Additional expertise for Danisco Animal Nutrition

Danisco Animal Nutrition has announced two new appointments to its business and technical teams, Andrew Riley as Business Manager for the UK and Ireland, and Mauricio Soares Cunha as Technical and Sales Manager for Brazil, Paraguay, Uruguay, Argentina and Chile.

Andrew Riley, BA (Honours), is a former Nuffield Scholar with extensive experience of the poultry sector, having worked for poultry breeding companies Hubbard ISA and Euribrid where his responsibilities included providing a range of nutrition based technical support. With pig and poultry producers desperate for nutritional solutions to help offset rising feed costs, Andrew is excited by the opportunity to highlight the savings to be made by harnessing the latest developments in enzyme and betaine technology. Based in the East Anglia region of England, Andrew reports to Niels Otto Damholt, Danisco Animal Nutrition's Regional Director.

Mauricio Soares Cunha, DipApplSc in Farm Management Science, was previously Regional Manager for Feed Management Systems providing supply chain optimisation consultancy to pig and poultry integrators and feed manufacturers throughout South America. Combining Mauricio's feed formulation expertise with Danisco's advanced enzyme and betaine technology means that pig and poultry producers in Latin America can maximise value from enzymes and betaine. He is based in Campinas SP, Brazil and reports to Enrique Betancourt, Business Manager for Latin America.

For further information, please contact:

Andrea Barletta
Global Marketing Director
Danisco Animal Nutrition
Tel: +44 (0) 1672 517777
Email: andrea.barletta@danisco.com

Julian Cooksley
Account Manager
Kendalls Communications
Tel: +44 (0) 1394 610022
Email: julian.cooksley@kendallscom.co.uk

EXECUTIVE BOARD

DANISCO 28

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

Notice no.: 32/2007

15 October 2007

Share buyback in Danisco A/S

On 20 June 2007 the Board of Directors of Danisco decided to launch a share buyback programme under which Danisco will buy back treasury shares for an amount of up to DKK 500,000,000 in the period from 3 July 2007 to 14 December 2007.

The programme is structured according to the provisions of the EU Commission's regulation no. 2273/2003 of 22 December 2003, also referred to as the 'safe harbour method'.

Since our Notice no. 12/2007 of 9 July 2007, the following transactions have been made under the programme:

	Number of shares	Average purchase price in DKK	Transaction value in DKK
Accumulated at latest Notice	821,500	406.36	333,821,490
8 October 2007	5,000	405.85	2,029,250
9 October 2007	-	-	-
10 October 2007	12,000	414.75	4,977,000
11 October 2007	10,000	419.39	4,193,900
12 October 2007	7,000	413.18	2,892,260
Accumulated volume under programme	855,500	406.68	347,913,900

With the buyback of shares as stated above, Danisco owns a total of 1,047,077 treasury shares of a nominal value of DKK 20 each, corresponding to 2.14% of the total number of 48,941,495 issued shares.

An amount of DKK 152,086,100 remains to be used under the programme.

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:
Investor Relations, tel.: +45 3266 2912, e-mail: investor@danisco.com
Media Relations, tel.: +45 3266 2913, e-mail: info@danisco.com

29.

NEWS FOR IMMEDIATE RELEASE

GENENCOR®
A Danisco Division

For more information contact:

EU: Ana Maria Bravo-Angel +31 71 5686168

USA: Mary Mannix +1 585 256 5200

Danisco US Inc.
200 Meridian Centre Boulevard
Rochester, New York 14618
USA
Tel +1 585 256 5200
Fax +1 585 256 6952
www.genencor.com

GENENCOR LAUNCHES FIRST EVER COMMERCIAL ENZYME PRODUCT FOR CELLULOSIC ETHANOL

Accellerase™ 1000 is launched at the Cellulosic Ethanol Summit in Washington, DC

ROCHESTER, NY. October 15, 2007. Genencor, a division of Danisco A/S, today announced a new product, Accellerase™ 1000, the first ever commercially available biomass enzyme developed specifically for second generation biorefineries. Accellerase™ 1000 contains a potent complex of enzymes that reduces complex lignocellulosic biomass into fermentable sugars -- an indispensable step for the production of cellulosic ethanol.

Genencor has been developing its biomass enzymes for well over 10 years. The effort was partially supported by contracts with the US Department of Energy's (DOE) National Renewable Energy Laboratory (NREL). Commercial interest in second generation biorefineries, driven in part by government policies to reduce the emission of greenhouse gases and increase energy independence, has accelerated over the past two years in the USA and around the world. Accellerase™ 1000 will fill a large unmet need for reliable biomass enzyme supply to pilot and demonstration plant developers who are actively working on process development, scale up and integration. Accellerase™ 1000 is the first in what the company expects to be a family of products tailored to different biomass feedstocks and system conditions. The key features that are expected to be important at commercial scale are already built into this first product.

"The biofuels industry is at an inflection point with the development of cellulosic ethanol plants at the pilot and demonstration scale," said Jack Huttner, vice president of biorefinery business development. "Every biorefinery developer needs to know how enzymes will work in their system. This product aims to address that need and to start a dialogue with potential partners about customized solutions and supply at the industrial scale."

-- more --

GENENCOR
A Danisco Division

"Enzymes, such as those developed by Genencor, will serve as catalysts to the commercial-scale viability of cellulosic ethanol, a clean source of energy to help meet President Bush's goal of reducing our reliance on oil," DOE Assistant Secretary Andy Karsner said. "Ethanol from new feed stocks will not only give America more efficient fuel options to help transform our transportation sector, but increasing its use will help reduce greenhouse gas emissions."

Product information and technical applications information is available on the website **www.genencor.com/cellulosicethanol**. Accellerase™ 1000 will be available for sample and sale immediately. Call the customer relations numbers below or email customer_relations@genencor.com to place your order.

Europe/Africa /Middle East: +31 71 5686 168
United States and Canada: +1 800 847 5311
Asia/Pacific: +1 65 6511 5600
Latin America: +54 11 5199 9550

HIGHLIGHTS OF ACCELLERASE BENEFITS

- Enhanced saccharification performance on a variety of feedstocks.
- Ability to operate in simultaneous saccharification and fermentation (SSF) processes, two step sequential hydrolysis and fermentation (SHF) processes or hybrids of the two.
- High beta-glucosidase activity to minimize residual cellobiose, which may lead to a higher saccharification and ultimately to a faster ethanol fermentation. Yields may also be improved.
- Unclarified product. The remaining nutrients from enzyme production are available to the yeast in addition to the fermentable sugars produced by saccharification.
- Minimal formulation to ensure that enzyme formulation chemicals do not interfere with saccharification carbohydrate profile analysis or subsequent yeast fermentation.

About Genencor

Genencor, a division of Danisco A/S, is a leader in the industrial biotechnology sector. In more than 40 countries, Genencor's 1,500 employees develop and market innovative enzymes and biobased solutions to improve the performance and reduce the environmental impact of a wide variety of industries, from laundry detergents to transportation fuels. Genencor also develops and produces enzymes for the food, beverage and animal nutrition industries, which are sold under the Danisco brand. In partnership with our customers, technology leaders and other stakeholders, Genencor's cutting-edge biotech platform provides competitive and sustainable solutions to the world, positioning Genencor as one of the leaders in the emerging biobased economy.

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17 October 2007 - 10:14

Danisco ice cream concept: Zephyr Ice Cream

This month Danisco's ice cream concept is derived from Greek mythology.

The word Zephyr is derived from the Greek word Zephyrus, the god of the west wind. But zephyr is also a well-known and favorite aerated confectionery in Russia and Eastern Europe. A very aerated ice cream with a rich chocolate taste is combined with pieces of zephyr. This gives a fantastic sensation when consumed.



CREMODAN® Hi-Whip makes it possible to achieve high overrun with good shelf life properties. GRINDSTED® Pectin CF 120 and GRINDSTED® Pectin MRS 351 add the right properties to the zephyr which are flavoured with apple or mandarin/yoghurt flavourings.

To receive the concept handout in PDF format, samples or more information, contact Danisco.

Danisco's Ice Cream & Frozen Desserts innovation department has a vast knowledge of technical and trend related issues. Danisco has more than 50 years experience in solving the challenges that ice cream producers meet. Danisco's monthly ice cream concepts help customers identify the key trends within the frozen desserts market.

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17 October 2007 - 12:14

Trends, innovation and the very best of health

Danisco solutions show new ways to satisfy diverse consumer demands.



Follow the trends and find new ideas for innovative, appealing and healthy food products from Danisco. At Fi Europe 2007, we will present solutions and concepts that demonstrate the very latest opportunities to respond to today's food market needs.

Meeting the growing consumer demand for easily prepared foods with a homemade feel, Danisco has developed concepts that target several food sectors. "Bake as you like" and "Cook as you like" are for consumers looking to add a personal touch to convenience meals. As part of our homemade offering, Danisco will also present its new VITALTAB™ Culture Tablets for delicious homemade plain, creamy or probiotic yoghurts as well as refreshing kefir drinks.

Products that keep their just-made freshness over an extended shelf life for up to nine months are another highlight. For soft and flexible tortillas, Danisco will present the POWERFlex™ range, including groundbreaking G4 enzyme technology. For multi-layered products, let GRINDSTED® BARRIER SYSTEM, a water barrier, ensure a good crunch and a great product appearance to last far beyond normal shelf life period.

Consumers are also increasingly requiring all-natural products. At FIE, Danisco will introduce a new umbrella brand, Care4U™, comprising its portfolio of natural protective solutions, ranging from plant extracts to protective cultures, fermentates or antimicrobials. A cooked ham made with Texel® Natured and GUARDIAN™ Green Tea Extract, will showcase this.

To satisfy manufacturers' continuing interest in high quality at low cost, an additional ingredient solution eliminates the need for expensive egg in mayonnaise. GRINDSTED® EggXit Stabiliser Systems secure all the texture, stability and mouth feel of traditional mayonnaise products.

Bringing health to everyday life

With a series of concepts directed at the health and wellness sector, Danisco will show its strong response to widespread consumer awareness of lifestyle-related health problems.

HOWARU™ Premium Probiotics bring the benefit of immune modulation to a tropical 100% fruit smoothie with HOWARU™ Bifido and to a low fat, reduced sugar cereal breakfast yoghurt snack with HOWARU™ Protect, a new patented formulation of probiotic cultures to reduce cold-associated symptoms, and FIBREX® Dietary Fibre. For enhanced digestive health, a mango lassi and fortified snack bar gain key nutritional benefits from Fructofin® Fructose, FIBREX® Dietary Fibre and Litesse® polydextrose. Litesse® will also feature along with Xylitol in a confectionery concept that targets oral health.

Within weight management, the latest capabilities will come to the fore in Danisco's low-fat salami and low-fat croissant concepts. Food products, containing trans or hydrogenated fat, are for instance no longer accepted among consumers. With GRINDSTED® CRYSTALLIZER there is no reason to

compromise on reduced production capacity when taking out trans and hydrogenated fat. GRINDSTED® CRYSTALLIZER improves the emulsification process and speeds up the crystallization process all in one go.

Firmenich Flavours Inside

As part of a new Strategic Alliance to deliver innovative taste and texture solutions, many of the Danisco concepts to be shown at FIE include Firmenich Flavours Inside. From Natural Fruit Flavors and Fair Trade Vanilla to the whole flavor palette of one of the major flavor houses in the world, the benefits to our mutual customers will be clearly highlighted.

Visit Danisco at the Food Ingredients Europe exhibition in London from 30 October to 1 November, stand no. D61 in the North Hall – and catch up with the innovative possibilities Danisco's ingredient technology can provide.

Visit Danisco's virtual stand

For product enquiries, please contact

Sarah-Jane Carrick, Sweeteners
Email: sarah.jane.carrick@danisco.com

Nathalie Brosse, Cultures
Email: nathalie.brosse@danisco.com

Susanne Sigtryggsson, Food & Beverage Enzymes
Email: susanne.sigtryggsson@danisco.com

Jannik Oljeas, Sugar
Email: Jannik.oljeas@danisco.com

Lars-Erik Hansson, FIBREX®
Email: lars_erik.hansson@danisco.com

Anne Kirsten Andersen, Emulsifiers
Email: anne_kirsten.andersen@danisco.com

Glenn Stanley, Firmenich Flavors
Email: glenn.stanley@firmenich.com

....

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18 October 2007 - 10:14

New Danisco concepts wrap health in appealing packages

Danisco has the technology and creative expertise to put health into a convenient, tasty format just right for a busy lifestyle.

At Fi Europe 2007, the leading ingredient company will demonstrate a series of new opportunities on a stand characterised by innovative concepts that target the growing market for health and wellness foods.



The concepts and ingredient solutions reflect Danisco's strong response to widespread consumer awareness of lifestyle-related health problems – and the growing pressure on food manufacturers to take their share of the responsibility for consumer health.

Diverse approach

With diet in focus as a means of relieving many of today's most pressing lifestyle conditions, the Danisco approach stands out for its diversity, including concepts that tackle immune system, digestive and oral health and weight management.

HOWARU™ Premium Probiotics are the mainstay of Danisco's ingredient range for improved immune modulation. A 100% tropical fruit smoothie, containing HOWARU™ Bifido as well as a low fat, reduced sugar fibre-enriched cereal breakfast yoghurt snack with HOWARU™ Protect, a new patented formulation of probiotic cultures to reduce cold-associated symptoms, will be among the samples at Fi Europe.

For enhanced digestive health, Danisco will present a mango lassi and a fortified snack bar. HOWARU™ Premium Probiotics, Fructofin® Fructose, FIBREX® Dietary Fibre and Litesse® polydextrose provide the key nutritional benefits. Litesse® will also feature along with Xylitol in Ice Candies, a confectionery concept that targets oral health.

Low-fat salami, low-fat croissants and a snack bar concept will demonstrate the latest capabilities within weight management. Also, check out how GRINDSTED® CRYSTALLIZER can help you improve the production capacity on formulations free of trans and hydrogenated fat.

Meet us at stand no. D61 in the North Hall

Visit Danisco at the Food Ingredients Europe exhibition in London from 30 October to 1 November, stand no. D61 in the North Hall – and catch up with the healthy possibilities Danisco's ingredient technology can provide. If you want a sneak preview of the stand and read more about what we present visit our virtual stand.

For product enquiries, please contact

Sarah-Jane Carrick, Sweeteners
Email: sarah.jane.carrick@danisco.com

Nathalie Brosse, Cultures
Email: nathalie.brosse@danisco.com

Lars-Erik Hansson, FIBREX®
Email: lars_erik.hansson@danisco.com

Anne Kirsten Andersen, Emulsifiers
Email: anne_kirsten.andersen@danisco.com

....

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19 October 2007 - 09:14

Fast, convenient and made at home

Danisco concepts respond to revelations of a largely unmet consumer need



Convenient foods with a homemade feel are an attractive proposition for time-strapped consumers struggling to live up to their personal ideals. Danisco has obliged by developing a series of innovative concepts. "Bake as you like" and "Cook as you like" are both designed to put consumers back in mealtime control.

The concepts are based on a unique study of consumer behaviour, where Danisco observed consumers from three European countries in their own homes to find out what drives them to buy certain food products. One of the study's primary findings was that consumers seek foods with a more homemade image. The study also revealed that consumers have adopted a revised view of what homemade food actually is.

As part of this homemade offering, Danisco will also present its new VITALTAB™ Culture Tablets for delicious homemade plain, creamy or probiotic yoghurts as well as refreshing kefir drinks.

For many, "homemade" no longer means "made from scratch". Today food may be perceived as homemade if it meets one or more criteria related to appearance, the consumer's active involvement in the final stages of preparation, opportunities to personalise, and knowledge of the ingredients contained.

The personal touch

Danisco has brought these criteria and its vast ingredient knowledge together to create its new concepts - all aimed at meeting a largely unmet need for quick and easy homemade foods.

"Bake as you like" brings consumers the opportunity to add their personal touch to bread, whether in the form of a favourite herb or spice, by varying dough proofing times or in shaping the dough. Similarly, using an all-round base, "Cook as you like" allows consumers to whip up their own sauce, soup, dressing or dip.

Each concept goes easily hand-in-hand with a convenient format - providing consumers with new, sought-after opportunities to match their meals with their ideals.

Experience the potential

Samples of the concepts will be presented at the Danisco stand at the Food Ingredients Europe exhibition in London from 30 October to 1 November. What better place to gain an insight into the possibilities the latest food ingredient technology has to offer.

If you want to get a sneak preview of our stand and read more about the concepts we present go to our virtual stand.

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EXECUTIVE BOARD

DANISCO

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

Notice no.: 33/2007

22 October 2007

Share buyback in Danisco A/S

On 20 June 2007 the Board of Directors of Danisco decided to launch a share buyback programme under which Danisco will buy back treasury shares for an amount of up to DKK 500,000,000 in the period from 3 July 2007 to 14 December 2007.

The programme is structured according to the provisions of the EU Commission's regulation no. 2273/2003 of 22 December 2003, also referred to as the 'safe harbour method'.

Since our Notice no. 12/2007 of 9 July 2007, the following transactions have been made under the programme:

	Number of shares	Average purchase price in DKK	Transaction value in DKK
Accumulated at latest Notice	855,500	406.68	347,913,900
15 October 2007	12,000	413.80	4,965,600
16 October 2007	5,000	412.80	2,064,000
17 October 2007	14,000	412.52	5,775,280
18 October 2007	-	-	-
19 October 2007	20,000	406.85	8,137,000
Accumulated volume under programme	906,500	406.90	368,855,780

With the buyback of shares as stated above, Danisco owns a total of 1,098,077 treasury shares of a nominal value of DKK 20 each, corresponding to 2.24% of the total number of 48,941,495 issued shares.

An amount of DKK 131,144,220 remains to be used under the programme.

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:
Investor Relations, tel.: +45 3266 2912, e-mail: investor@danisco.com
Media Relations, tel.: +45 3266 2913, e-mail: info@danisco.com

With 9,700 employees in more than 40 countries, Danisco is one of the world's leading suppliers of food ingredients, sugar and industrial bioproducts. Based on our technology platform we use nature's own raw materials and resources to develop and produce ingredients for food and other products used in everyday life. Danisco ingredients are used in about every second ice cream and cheese, every third box of detergent and every fourth loaf of bread produced globally. Danisco ingredients based on food technology and biotechnology are also used in other consumer products - from feed and toothpaste to biofuel and plastics. Throughout the value chain, sustainability is integrated in Danisco's way of doing business.

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22 October 2007 - 10:14

Strategic partners in taste and texture

Food manufacturers worldwide stand to gain from the new innovative spirit behind pooled know-how

Danisco and Firmenich have entered a global strategic partnership that promises the food industry the combined benefits of their leading taste and texture expertise, including proactive innovation development.

The partnership agreement was launched when Danisco divested its flavour division to the Switzerland-based fragrance and flavour company, Firmenich, earlier this year. Since then, the two companies have been working on the detailed plans for operating the partnership in practice from 1 January 2008.

Chief sales and application officer at Danisco, Ole Søgaard Andersen and Don Hartman, Corporate Vice-President of Firmenich's Flavours Division , are highly satisfied with the progress made so far.

Win-win situation

"This first and unique partnership between the innovation leaders in food ingredients and flavours is a "win-win" situation for our customers. It gives us every opportunity to provide complete food solutions while maintaining flexibility for our customers," Ole Søgaard says.

"At the same time it is important to emphasise that our customers are free to choose the supplier or solution they want. But our strategic partnership is naturally expected to give our customers a range of benefits through enriched product knowledge and optimised solutions."

The partnership includes a framework for joint development work, both on a proactive basis to bring innovations faster to the market and on specific customer requests. Danisco will also act as agent for Firmenich flavours in respect of selected markets and some flavour customers that previously had no relationship with Firmenich.

Groundbreaking development

Don Hartman believes that the innovation of high quality solutions will generally speed up our client's development cycle.

"I expect the partnership to be a groundbreaking development for the industry and one that will set a pioneering direction. We have an excellent partner in Danisco and, together, we hope to build a new and improved model for the future" he states.

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22 October 2007 - 11:04

Bringing health to everyday life

The digestive system is a prime target for Danisco's nutritional concepts, promoting general good health and wellbeing



Never before have there been so many opportunities to enhance digestive health with the aid of convenient food products. The newest wave of application concepts from Danisco reconfirms the value of probiotic and prebiotic ingredients in strengthening what industrialised nations today broadly recognise as the only real defence against lifestyle-related health conditions - the diet.

With widespread consumer awareness a key driver of the growing health and wellness food sector, food manufacturers are being increasingly called upon to take their share of the responsibility for consumer health.

Although digestive health is one of many health-related issues influenced by the diet, the impact of our gastrointestinal tract on everyday wellbeing is not to be underestimated. Some eight metres long and with a surface area equivalent to the size of a football field, it is responsible for the digestion and absorption of nutrients and contributes to the excretion of waste products. It is also the body's largest immune organ, accounting for 80% of the body's production of antibodies.

Maintaining the balance

Danisco has an extensive knowledge of the digestive system and its content of probiotic bacteria that reduces the symptoms associated with certain health conditions and contributes to some natural functions. The company's premium probiotic culture range - HOWARU™ - brings a documented response to the need to maintain and restore the gut balance, which may be disrupted by stress, antibiotics, inadequate nutrition, travel, surgery, disease or ageing. Complementing HOWARU™ Premium Probiotics, Danisco also produces the dietary fibres FIBREX® and Litesse® polydextrose, the latter a documented prebiotic proven to provide probiotic bacteria with vital nourishment.

This expertise and these ingredients have resulted in the development of new concepts that will form part of Danisco's health and nutrition showcase at this year's Food Ingredients Europe exhibition in London. Delicious and nutritious, the concepts are designed to demonstrate just how easy it is to put health into a convenient and tasty format just right for a busy lifestyle.

A low-fat, reduced-sugar fruit yoghurt breakfast snack shows how HOWARU™ Protect, a new patented formulation of probiotic cultures to reduce cold-associated symptoms, can be combined with pectin, sweeteners and flavours in the fruit-prep to secure the mild, creamy texture.and well-rounded flavour to a healthy daily dose product. FIBREX® features in the yoghurt's cereal topping. Another possibility is a refreshing fruit smoothie enriched with HOWARU™ Bifido, known to abound in the intestines where they support the immune system. More inspiration in the form of a mango lassi and fortified snack bar, both containing Litesse® *Ultra*™, reinforces the diversity of the opportunities to benefit health through the diet.

Experience the potential

Ingredient technology for the health and nutrition food sector has reached an

exciting stage. As a leading ingredients supplier, Danisco is an ongoing contributor to this process. Food Ingredients Europe in London from 30 October to 1 November promises to be the place for catching up with the healthy possibilities the latest food ingredient technology has to offer.

If you want to get a sneak preview of Danisco's stand at Fi Europe 2007 and read more about the concepts we present go to our virtual stand.

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23 October 2007 - 13:44

Danisco launches Care4U™, the most comprehensive, all-natural range of food protection solutions

At FIE 2007, Danisco introduces a new label - Care4U™ - embracing its extensive range of natural food protectants.



Stéphane Constant, vice-president of food protection at Danisco, describes the label as a dedicated approach to helping the food industry enhance its safety image while addressing the end consumer trend towards natural labelling.

"Care4U™ comprises products that enable our customers to achieve more consumer-friendly labelling in line with local regulations. Backed by our knowledge, technology and services, we believe it represents a series of values central to the food protection area - trust, sustainability, innovation and partnership," he says.

The label targets the fresh dairy, cheese, meat, soup, sauces, dressings, oils & fats, baking and beverage sectors in particular. For those customers who enter a strategic partnership with Danisco, access will be given to the complete Care4U™ package - including a dedicated website containing scientific documentation of the protectants' functionalities and benefits. Expert assistance with applications and local food regulations will also be available, along with analytical support to measure the efficacy of the Care4U™ range in the specific customer products.

Today's trends suggest that natural food protection technologies are now well on the way to replacing synthetic preservatives, some of which have been linked with allergy, increased disease risk and the development of antibiotic resistance. Natural solutions currently account for 25% of the global one billion Euro market for food protectants as a whole and have an annual growth rate of 6-8% - around twice that of the food protection sector in total. At Danisco, food protection has long been high on the agenda - accounting for the company's current ranking as the number one global supplier of natural food protection solutions.

Stéphane Constant will make a speech on "Nature & Science = Food protection" within the Natural Ingredients conferences on October 30th at 12.10 am, South Hall.

If you want to get a sneak preview of Danisco's stand at Fi Europe 2007 and read more about the concepts we present go to our virtual stand.

For more information, please contact

Nathalie Brosse
Tel.: +33 6 77 79 76 33
E-mail: nathalie.brosse@danisco.com

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24 October 2007 - 10:34

Danisco application teams move HOWARU™ documented probiotic cultures into new market segments

Leading probiotic cultures from Danisco are opening up fresh opportunities for food manufacturers to consolidate the link between diet, lifestyle and good health.



Thanks to the recent work of Danisco's application development teams, juice, cheese, chocolate and other food products are now joining traditional fresh dairy applications as an efficient vehicle for health-promoting probiotics.

Numerous studies today confirm the beneficial properties of the Danisco probiotic cultures range, HOWARU™ Premium Probiotics. Gastrointestinal health, wellbeing and immune system modulation are the most well-established areas where probiotics have a beneficial effect. More recent evidence has demonstrated the ability of HOWARU™ to reduce cold and flu symptoms with HOWARU™ Protect or restore a well-balanced gut microflora after antibiotic treatment with HOWARU™ Restore.



Using a culture from the HOWARU™ range, manufacturers can create trendy new fruit juice beverages with probiotic advantages for consumers who are lactose-intolerant or do not like the taste of milk. Probiotic cultures are a great way to give fruit juice additional health benefits, while maintaining an all-natural image. At FIE 2007, Danisco will present a banana, mango and peach smoothie including HOWARU™ Bifido.

Cheese is also entering the functional food category due to its ability to maintain a high probiotic cell count right through shelf life. In various studies, Danisco probiotic cultures have shown an excellent survival rate. A probiotic semi-hard cheese daily dose will be showcased at FIE: targeted at children, this healthy cheese snack contains HOWARU™ Protect, a new patented formulation of probiotic cultures reducing cold and flu-associated symptoms.



The emergence of a new healthy side to cocoa-rich chocolate, with its high content of natural antioxidants, has set the scene for adding further nutritional benefits via probiotics. Here again HOWARU™ cultures has proven ideal for the purpose, contributing robust probiotics to chocolate applications.

"Danisco continues to apply its broad expertise in probiotic cultures and food manufacturing processes to the development of new application possibilities", states Fabienne Saadane-Oaks, president of Danisco Cultures Division "With health and nutrition today a key focus area, Danisco is committed to helping food manufacturers meet the growing demand for convenient food products that enhance general consumer wellbeing."

For more information, please contact

Nathalie Brosse
Tel.: +33 6 77 79 76 33
E-mail: nathalie.brosse@danisco.com

If you want to get a sneak preview of Danisco's stand at Fi Europe 2007 and read more about the concepts we present go to our virtual stand.

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25 October 2007 - 09:34

Meat manufacturers can now easily turn to an all-natural positioning with TEXEL® NatuRed

TEXEL® NatuRed is a range of Danisco cultures designed for packaged cooked and emulsified meats

During FIE 2007 and as part of its Care4U™ range of natural food protectants, Danisco will present TEXEL® NatuRed LT and HT, two cultures enabling the curing of cooked meats for an all-natural labelling.



Traditionally, cooked meat products and fine paste sausages are cured with nitrite salts, an additive which labelling is now negatively perceived by consumers. With the TEXEL® NatuRed range, Danisco provides the typical colour, flavour and shelf life of cooked products cured with nitrite salts, with the added advantage of an all-natural positioning.

"TEXEL® NatuRed LT is efficient from 4°C, states Caroline de Lamarlière, Danisco European Food Protection Meat Industry Manager, " Therefore, meat manufacturers do not have to invest into new utilities nor change their processing conditions to produce cooked meats with an appealing and stable colour."

Indeed, laboratory tests showed that cooked hams using TEXEL® NatuRed combined with a nitrate source coming from vegetables developed a similar colour intensity than control hams produced with equivalent quantities of nitrite salt and sodium ascorbate. In addition, the catalase activity and oxygen consumption of TEXEL® NatuRed contribute to colour stability throughout shelf life.

Packaged chilled meat, such as ham, bacon or frankfurters, represented 80 billion euros in 2006* and is today the largest market for refrigerated foods worldwide. Within this market, the number of meat and poultry new product launches with an all-natural claim more than doubled since 2005**.

In addition to TEXEL® NatuRed, Danisco's offer for natural cooked meat includes natural antioxidants, such as GUARDIAN™ Green Tea Extract and GUARDIAN™ Rosemary Extract.

Stéphane Constant, Danisco Food Protection BU Global Director, will make a speech on "Nature & Science = Food protection" at Natural Ingredients conferences on October 30th at 12.10 am, South Hall.

For more information, please contact

Nathalie Brosse
Tel.: +33 6 77 79 76 33
E-mail: nathalie.brosse@danisco.com

If you want to get a sneak preview of Danisco's stand at Fi Europe 2007 and read more about the concepts we present go to our virtual stand.

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26 October 2007 - 09:34

Danisco cuts the cost of yogurts and dairy drinks

New YO-MIX™ yogurt cultures provide body and mouthfeel and saves costs on solid addition



At FIE 2007, Danisco will present innovative freeze-dried and frozen texturising cultures in a low-fat mild breakfast yogurt and a creamy mango lassi. Reducing by up to 1% the addition of solids while providing rich mouthfeel, YO-MIX™ Quick 883 LYO and the YO-MIX™ 860 and 850 FRO series rise to the challenges of today's yogurt manufacture.

In each of the new YO-MIX™ cultures, unique patented strains with an outstanding capacity to produce ExoPolySaccharides (EPS) during fermentation secure a particularly high level of creaminess and viscosity compared to other yogurt cultures on the market.

It is this property that allows food manufacturers to reduce the content of costly milk solids non fat in set, stirred and drinking yogurt formulations – without compromising on the creamy mouthfeel and mild taste preferred by many of today's consumers. Fermented milk drinks such as lassi, dahi, laben, bebida lactea and ayran are also ideal applications.

With their high acidification speed, freeze-dried YO-MIX™ Quick 883 and the frozen YO-MIX™ 860 and 850 series also increase processing capacity and flexibility. Limited post-acidification ensures yogurts maintain their mild flavour throughout shelf life.

The fact that these YO-MIX™ cultures are optimised for direct vat inoculation contributes further to consistent final product quality and a reduced risk of phage contamination during processing. With the freeze-dried YO-MIX™ Quick 883, manufacturers can enjoy the extra advantage of easier handling, space-saving storage and a stable 18-month shelf life at 4°C.

For more information, please contact

Nathalie Brosse
Tel.: +33 6 77 79 76 33
E-mail: nathalie.brosse@danisco.com

If you want to get a sneak preview of Danisco's stand at Fi Europe 2007 and read more about the concepts we present go to our virtual stand.

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DANISCO

First you add knowledge...

EXECUTIVE BOARD

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

Notice no.: 34/2007

29 October 2007

Share buyback in Danisco A/S

On 20 June 2007 the Board of Directors of Danisco decided to launch a share buyback programme under which Danisco will buy back treasury shares for an amount of up to DKK 500,000,000 in the period from 3 July 2007 to 14 December 2007.

The programme is structured according to the provisions of the EU Commission's regulation no. 2273/2003 of 22 December 2003, also referred to as the 'safe harbour method'.

Since our Notice no. 12/2007 of 9 July 2007, the following transactions have been made under the programme:

	Number of shares	Average purchase price in DKK	Transaction value in DKK
Accumulated at latest Notice	906,500	406.90	368,855,780
22 October 2007	10,000	397.15	3,971,500
23 October 2007	7,000	401.18	2,808,260
24 October 2007	-	-	-
25 October 2007	-	-	-
26 October 2007	7,000	399.40	2,795,800
Accumulated volume under programme	930,500	406.70	378,431,340

With the buyback of shares as stated above, Danisco owns a total of 1,122,077 treasury shares of a nominal value of DKK 20 each, corresponding to 2.29% of the total number of 48,941,495 issued shares.

An amount of DKK 121,568,660 remains to be used under the programme.

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:
Investor Relations, tel.: +45 3266 2912, e-mail: investor@danisco.com
Media Relations, tel.: +45 3266 2913, e-mail: info@danisco.com

With 9,700 employees in more than 40 countries, Danisco is one of the world's leading suppliers of food ingredients, sugar and industrial bioproducts. Based on our technology platform we use nature's own raw materials and resources to develop and produce ingredients for food and other products used in everyday life. Danisco ingredients are used in about every second ice cream and cheese, every third box of detergent and every fourth loaf of bread produced globally. Danisco ingredients based on food technology and biotechnology are also used in other consumer products - from feed and toothpaste to biofuel and plastics. Throughout the value chain, sustainability is integrated in Danisco's way of doing business.

42

DANISCO

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30 October 2007 - 18:34

Child health experts show interest in probiotic potential

Results of Danisco clinical study on respirating tract infections suggest positive perspectives



A Danisco probiotic formulation linked to reduced cold and flu symptoms in children was presented at the 4th European Paediatric GI Motility Meeting held early October in London.

Dr Arthur Ouwehand from Danisco's Health & Nutrition innovation centre in Kantvik, Finland, presented the results from a recent clinical study of the effect of HOWARU™ Protect on respiratory tract infections in children under five. The study shows that HOWARU™ Protect reduces antibiotic prescriptions and the incidence and duration of respiratory tract infection symptoms.

Sick days halved

Some 248 children, all from day care centres in Shanghai, China, were involved in the clinical study, which followed the guidelines of the World Health Organization. Performed during the winter months when children are most prone to respiratory infections, the study showed that a daily dose of HOWARU™ Protect significantly reduced cold-associated symptoms, such as a runny nose, fever and cough. The number of sick days was almost halved, and antibiotic prescriptions fell by 80%.

"These results confirm the potential of specific probiotic formulations for enhancing natural defences of children immunity," said Dr Ouwehand. "HOWARU™ Protect can be used as an active ingredient in dairy, beverages and food products."

Promoting child health

Hosted by the Institute of Child Health in London, the European Paediatric GI Motility Meeting presented an international line-up of expert speakers on the subject of child gastrointestinal health. The aim of the meeting, held every other year, is to advance the integration of key basic science into clinical practice.

Member of the meeting's organising committee, Dr Nikhil Thapar stated that probiotics may represent an important step forward in promoting child health.

"There is a need, however, for continued, focussed, high quality scientific research into the mechanisms for the purported effects of probiotics, especially in the long-term, before widespread applicability for child health," he said.

For more information, please contact

Nathalie Brosse
Tel.: +33 6 77 79 76 33
E-mail: nathalie.brosse@danisco.com

Printed Friday, 09 November 2007 from
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1 November 2007 - 16:22

Dulcaden™ - A new range of Lactitol based products from Danisco

Danisco is launching DulcadenTM in Brazil, a new range of unique sweeteners blends designed to replace sugar in bakery applications without compromising on quality or taste.

Developing healthier, reduced or no added sugar, reduced calorie and fibre enriched baked goods is complicated because of the need to use a number of complex sugar reducing ingredients.

Now sugar can simply be substituted by one of Danisco's DulcadenTM products, through a very easy and fast reformulation, thus saving the costs and time usually associated with any new development. It is planned to roll out DulcadenTM into other countries worldwide.

DulcadenTM Biscuit, a blend of lactitol, Litesse® (polydextrose) and intense sweeteners, is the first product to be launched in the range and is tailored for biscuit applications.

Dulcaden ™ is part of Danisco's continuing product development with lactitol. Danisco continues to be committed to the manufacturing and marketing of lactitol.

Lactitol is especially suited for ice cream, chocolate and bakery applications due to its pleasant creamy flavour. Lactitol is used in sugar free, no added sugar, reduced sugar and low calorie products.

Danisco is one of the leading suppliers of a broad range of functional ingredients for sugar free, reduced sugar and no added sugar bakery products, including Litesse® (polydextrose), Lactitol, Fructofin® (fructose) and Xylitol.

For more information, please contact

Sarah Jane Jumppanen
Tel: + 44 1 737 859 208
E-mail: swgbsca@danisco.com

Printed Friday, 09 November 2007 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/en/business+updates/2007/businessupdate_240_en.ht

EXECUTIVE BOARD

DANISCO 44

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

Notice no.: 35/2007

5 November 2007

Share buyback in Danisco A/S

On 20 June 2007 the Board of Directors of Danisco decided to launch a share buyback programme under which Danisco will buy back treasury shares for an amount of up to DKK 500,000,000 in the period from 3 July 2007 to 14 December 2007.

The programme is structured according to the provisions of the EU Commission's regulation no. 2273/2003 of 22 December 2003, also referred to as the 'safe harbour method'.

Since our Notice no. 12/2007 of 9 July 2007, the following transactions have been made under the programme:

	Number of shares	Average purchase price in DKK	Transaction value in DKK
Accumulated at latest Notice	930,500	406.70	378,431,340
29 October 2007	28,000	399.78	11,193,840
30 October 2007	15,000	398.22	5,973,300
31 October 2007	9,000	396.31	3,566,790
1 November 2007	15,000	393.40	5,901,000
2 November 2007	-	-	-
Accumulated volume under programme	997,500	406.08	405,066,270

With the buyback of shares as stated above, Danisco owns a total of 1,189,077 treasury shares of a nominal value of DKK 20 each, corresponding to 2.43% of the total number of 48,941,495 issued shares.

An amount of DKK 94,933,730 remains to be used under the programme.

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:
Investor Relations, tel.: +45 3266 2912, e-mail: investor@danisco.com
Media Relations, tel.: +45 3266 2913, e-mail: info@danisco.com

With 9,700 employees in more than 40 countries, Danisco is one of the world's leading suppliers of food ingredients, sugar and industrial bioproducts. Based on our technology platform we use nature's own raw materials and resources to develop and produce ingredients for food and other products used in everyday life. Danisco ingredients are used in about every second ice cream and cheese, every third box of detergent and every fourth loaf of bread produced globally. Danisco ingredients based on food technology and biotechnology are also used in other consumer products - from feed and toothpaste to biofuel and plastics. Throughout the value chain, sustainability is integrated in Danisco's way of doing business.

45

DANISCO

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8 November 2007 - 14:35

Danisco shows new ways to meet market needs

Innovative emulsifiers for trans-free fats were among the crowd-pullers at Fi Europe.


DANISCO

Healthier fats caught the interest of food manufacturers from around the world at Fi Europe 2007 in London a week ago – and they only had to visit the Danisco stand to find out more.

The trans-free, non-hydrogenated GRINDSTED® CRYSTALLIZER Emulsifier Blends drew considerable attention as one of the eight nominees for the Fi Europe Best Innovation in Ingredients awards.

During a 20-minute presentation, Danisco senior application specialist Paul Wassell demonstrated the ability of GRINDSTED® CRYSTALLIZER to promote crystallisation in trans-free fats with a healthier image than traditional trans-containing, partially hydrogenated fats.

Samples of a 12% very low fat spread with and without the emulsifier blend revealed clear textural differences.
The presentation brought an invitation from one of the award judges to present the range at the Royal Society of Chemistry in the UK.

"Interest in the range was close to overwhelming, with many customers visiting our stand to discuss the application possibilities," Paul Wassell states.

"What was even more surprising, and unusual in this forum, was that a number of customers who had been testing GRINDSTED® CRYSTALLIZER were so excited by their positive test results that they brought them along to Fi Europe in order to share them with us."

An impressive array of product innovations and application samples made Danisco one of the most-visited exhibitors.

Solutions for countering rising milk costs in ice cream production, strengthening the immune and digestive system with probiotic foods, and producing excellent long-life tortillas were among the opportunities visitors could explore.

The meeting rooms on the 273m2 stand were busy throughout the three-day event. Danisco sales director for the UK and Ireland, Donal O'Sullivan, was highly satisfied with the many valuable talks with customers and the several hundred sales leads.

"We were very happy with the quantity and quality of visitors to the Danisco exhibit, with key decision-makers from market leaders and heads of innovation visiting to discuss our ingredient solutions. We are delighted with the amount of follow-up resulting from the show," he says.

For more information, contact us

Printed Friday, 09 November 2007 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/en/business+updates/2007/business_update_241_en.h

EXECUTIVE BOARD

4b

DANISCO

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

Notice no.: 36/2007

12 November 2007

Share buyback in Danisco A/S

On 20 June 2007 the Board of Directors of Danisco decided to launch a share buyback programme under which Danisco will buy back treasury shares for an amount of up to DKK 500,000,000 in the period from 3 July 2007 to 14 December 2007.

The programme is structured according to the provisions of the EU Commission's regulation no. 2273/2003 of 22 December 2003, also referred to as the 'safe harbour method'.

Since our Notice no. 12/2007 of 9 July 2007, the following transactions have been made under the programme:

	Number of shares	Average purchase price in DKK	Transaction value in DKK
Accumulated at latest Notice	997,500	406.08	405,066,270
5 November 2007	12,000	389.04	4,668,480
6 November 2007	10,000	388.80	3,888,000
7 November 2007	-	-	-
8 November 2007	8,000	389.00	3,112,000
9 November 2007	10,000	385.02	3,850,200
Accumulated volume under programme	1,037,500	405.38	420,584,950

With the buyback of shares as stated above, Danisco owns a total of 1,229,077 treasury shares of a nominal value of DKK 20 each, corresponding to 2.51% of the total number of 48,941,495 issued shares.

An amount of DKK 79,415,050 remains to be used under the programme.

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:
Investor Relations, tel.: +45 3266 2912, e-mail: investor@danisco.com
Media Relations, tel.: +45 3266 2913, e-mail: info@danisco.com

DANISCO Press Release

First you add knowledge...

12 November 2007

Danisco Sugar to consolidate production in Lithuania

In order to improve competitiveness, Danisco Sugar is planning to consolidate sugar production in Lithuania at one factory.

Today, Danisco Sugar produces sugar at two factories in Lithuania – in Kedainiai and Panevezys. With a view to optimising the platform further, concentrating production in Kedainiai will be the most expedient solution. Only moderate investments will be required to obtain the capacity needed to produce the expected future quota volume at that factory.

The consolidation also reflects Danisco Sugar's plans to sell part of its EU quota as announced in September following the latest amendment of the EU sugar reform. Danisco Sugar will now start consultations with employees and beet growers on a renunciation of 13.5% of Danisco Sugar's Lithuanian sugar quota and discontinuation of the factory in Panevezys after the 2007 campaign.

Around 200 employees will be affected by the planned factory closure. As in the case of previous factory closures, Danisco Sugar will be working closely with employee representatives to offer a wide range of support measures for the affected employees.

For further information, please contact:
Mogens Granborg, Executive Vice President, Danisco A/S, tel.: +45 3266 2000
Dorthe Lindgreen, Communications Manager, Danisco Sugar A/S, tel.: +45 3266 2588, mobile: +45 4011 6695

About Danisco
With 9.700 employees in more than 40 countries, Danisco is one of the world's leading suppliers of food ingredients, sugar and industrial bioproducts. Based on our technology platform we use nature's own raw materials and resources to develop and produce ingredients for food and other products used in everyday life. Danisco ingredients are used in about every second ice cream and cheese, every third box of detergent and every fourth loaf of bread produced by industries worldwide. Danisco ingredients based on food technology and biotechnology are also used in other consumer products - from feed and toothpaste to plastics and biofuel. Throughout the value chain, sustainability is integrated in Danisco's way of doing business.

Published by Danisco A/S, Communications, Langebrogade 1, PO Box 17, DK-1001 Copenhagen K
Tel.: +45 32 66 20 00 • Fax: +45 32 66 21 75 • info@danisco.com • www.danisco.com

48

DANISCO

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14 November 2007 - 14:10

Litesse® is now approved by the FDA in the USA for use in yoghurt products

Litesse® polydextrose from Danisco can now be used to create reduced calorie, prebiotic, fibre-enriched, reduced sugar yoghurt products and yoghurt beverages.*

Litesse® is easy to use in most dairy and yoghurt applications. It can be added to yoghurt before or after fermentation, or as part of the fruit preparation of fruit yoghurt where it can replace the bulk of sugar.

Available in both liquid and powder forms, Litesse® remains stable during the processing and shelf life of dairy products.

Litesse® is a speciality carbohydrate that is low calorie (1 kcal/gram), sugar free, prebiotic and high in fibre. Litesse® can be used with high intensity sweeteners to replace sugar and reduce calories. It also improves the mouthfeel and texture of low fat, reduced sugar yogurt.

As a prebiotic, Litesse® offers digestive health benefits.

Research findings indicate that Litesse® is not digested by human enzymes and passes intact to the colon where it selectively stimulates the growth of bifidobacteria and lactobacilli and promotes the generation of beneficial short chain fatty acids while also reducing colonic pH. Litesse® is well-tolerated up to 90 grams per day with no adverse gastrointestinal effects.

Litesse® polydextrose has also been shown to have a satiating effect. Clinical studies indicate that the consumption of foods containing Litesse® can substantially reduce subsequent caloric intake.

* When used as a stabilizer in accordance with the yogurt standards of identity. (See 21 CFR 131.200, 203 and 206.)

For further information, please contact your local sales representative.

Printed Wednesday, 21 November 2007 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2007/november/businessupdate_242_en.htm

49

EXECUTIVE BOARD

DANISCO

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

Notice no.: 37/2007

19 November 2007

Share buyback in Danisco A/S

On 20 June 2007 the Board of Directors of Danisco decided to launch a share buyback programme under which Danisco will buy back treasury shares for an amount of up to DKK 500,000,000 in the period from 3 July 2007 to 14 December 2007.

The programme is structured according to the provisions of the EU Commission's regulation no. 2273/2003 of 22 December 2003, also referred to as the 'safe harbour method'.

Since our Notice no. 12/2007 of 9 July 2007, the following transactions have been made under the programme:

	Number of shares	Average purchase price in DKK	Transaction value in DKK
Accumulated at latest Notice	1,037,500	405.38	420,584,950
12 November 2007	15,000	382.95	5,744,250
13 November 2007	-	-	-
14 November 2007	-	-	-
15 November 2007	27,000	385.35	10,404,450
16 November 2007	8,000	387.52	3,100,160
Accumulated volume under programme	1,087,500	404.44	439,833,810

With the buyback of shares as stated above, Danisco owns a total of 1,279,077 treasury shares of a nominal value of DKK 20 each, corresponding to 2.61% of the total number of 48,941,495 issued shares.

An amount of DKK 60,166,190 remains to be used under the programme.

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:
Investor Relations, tel.: +45 3266 2912, e-mail: investor@danisco.com
Media Relations, tel.: +45 3266 2913, e-mail: info@danisco.com

50

EXECUTIVE BOARD

DANISCO

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

Notice no.: 38/2007

26 November 2007

Share buyback in Danisco A/S

On 20 June 2007 the Board of Directors of Danisco decided to launch a share buyback programme under which Danisco will buy back treasury shares for an amount of up to DKK 500,000,000 in the period from 3 July 2007 to 14 December 2007.

The programme is structured according to the provisions of the EU Commission's regulation no. 2273/2003 of 22 December 2003, also referred to as the 'safe harbour method'.

Since our Notice no. 12/2007 of 9 July 2007, the following transactions have been made under the programme:

	Number of shares	Average purchase price in DKK	Transaction value in DKK
Accumulated at latest Notice	1,087,500	404.44	439,833,810
19 November 2007	26,000	378.51	9,841,260
20 November 2007	17,000	371.16	6,309,720
21 November 2007	15,000	363.91	5,458,605
22 November 2007	15,000	358.86	5,382,900
23 November 2007	-	-	-
Accumulated volume under programme	1,160,500	402.26	466,826,295

With the buyback of shares as stated above, Danisco owns a total of 1,352,077 treasury shares of a nominal value of DKK 20 each, corresponding to 2.76% of the total number of 48,941,495 issued shares.

An amount of DKK 33,175,705 remains to be used under the programme.

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:
Investor Relations, tel.: +45 3266 2912, e-mail: investor@danisco.com
Media Relations, tel.: +45 3266 2913, e-mail: info@danisco.com

With 9,700 employees in more than 40 countries, Danisco is one of the world's leading suppliers of food ingredients, sugar and industrial bioproducts. Based on our technology platform we use nature's own raw materials and resources to develop and produce ingredients for food and other products used in everyday life. Danisco ingredients are used in about every second ice cream and cheese, every third box of detergent and every fourth loaf of bread produced globally. Danisco ingredients based on food technology and biotechnology are also used in other consumer products - from feed and toothpaste to biofuel and plastics. Throughout the value chain, sustainability is integrated in Danisco's way of doing business.

EXECUTIVE BOARD

DANISCO

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

Notice no.: 18/2007

13 August 2007

Share buyback in Danisco A/S

On 20 June 2007 the Board of Directors of Danisco decided to launch a share buyback programme under which Danisco will buy back treasury shares for an amount of up to DKK 500,000,000 in the period from 3 July 2007 to 14 December 2007.

The programme is structured according to the provisions of the EU Commission's regulation no. 2273/2003 of 22 December 2003, also referred to as the 'safe harbour method'.

Since our Notice no. 12/2007 of 9 July 2007, the following transactions have been made under the programme:

	Number of shares	Average purchase price in DKK	Transaction value in DKK
Accumulated at latest Notice	366,000	415.15	151,944,580
6 August 2007	10,000	397.60	3,976,000
7 August 2007	7,000	401.75	2,812,250
8 August 2007	-	-	-
9 August 2007	-	-	-
10 August 2007	25,000	415.36	10,384,000
Accumulated volume under programme	408,000	414.50	169,116,830

With the buyback of shares as stated above, Danisco owns a total of 661,646 treasury shares of a nominal value of DKK 20 each, corresponding to 1.35% of the total number of issued shares of 48,941,495 shares.

An amount of DKK 330,883,170 remains to be used under the programme.

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:
Investor Relations, tel.: +45 3266 2912, investor@danisco.com
Media Relations tel.: +45 3266 2913, e-mail: info@danisco.com

With 9,700 employees in more than 40 countries, Danisco is one of the world's leading suppliers of food ingredients, sugar and industrial bioproducts. Based on our technology platform we use nature's own raw materials and resources to develop and produce ingredients for food and other products used in everyday life. Danisco ingredients are used in about every second ice cream and cheese, every third box of detergent and every fourth loaf of bread produced globally. Danisco ingredients based on food technology and biotechnology are also used in other consumer products - from feed and toothpaste to biofuel and plastics. Throughout the value chain, sustainability is integrated in Danisco's way of doing business.

2

DANISCO

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20 August 2007 - 07:10

Share buyback in Danisco A/S

On 20 June 2007 the Board of Directors of Danisco decided to launch a share buyback programme under which Danisco will buy back treasury shares for an amount of up to DKK 500,000,000 in the period from 3 July 2007 to 14 December 2007.

Notice no. 19/2007

On 20 June 2007 the Board of Directors of Danisco decided to launch a share buyback programme under which Danisco will buy back treasury shares for an amount of up to DKK 500,000,000 in the period from 3 July 2007 to 14 December 2007.

The programme is structured according to the provisions of the EU Commission's regulation no. 2273/2003 of 22 December 2003, also referred to as the 'safe harbour method'.

Since our Notice no. 12/2007 of 9 July 2007, the following transactions have been made under the programme:

	Number of shares	Average purchase price in DKK	Transaction value in DKK
Accumulated at latest Notice	408,000	414.50	169,116,830
13 August 2007	10,000	412.26	4,122,600
14 August 2007	11,000	409.05	4,499,550
15 August 2007	20,000	402.31	8,046,200
16 August 2007	30,000	393.57	11,807,100
17 August 2007	-	-	-
Accumulated volume under programme	479,000	412.51	197,592,280

Yours faithfully

Tom Knutzen

CEO

For further information, please contact:

Investor Relations, tel.: +45 3266 2912, e-mail: investor@danisco.com
Media Relations tel.: +45 3266 2913, e-mail: info@danisco.com

Read the full release in English in PDF format

Read the full release in Danish in PDF format

Printed Thursday, 08 November 2007 from

http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/en/stock+exchange+news/2007/investor_226_en.htm

EXECUTIVE BOARD

DANISCO

First you add knowledge...

3

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

Notice no.: 20/2007

27 August 2007

Share buyback in Danisco A/S

On 20 June 2007 the Board of Directors of Danisco decided to launch a share buyback programme under which Danisco will buy back treasury shares for an amount of up to DKK 500,000,000 in the period from 3 July 2007 to 14 December 2007.

The programme is structured according to the provisions of the EU Commission's regulation no. 2273/2003 of 22 December 2003, also referred to as the 'safe harbour method'.

Since our Notice no. 12/2007 of 9 July 2007, the following transactions have been made under the programme:

	Number of shares	Average purchase price in DKK	Transaction value in DKK
Accumulated at latest Notice	479,000	412.51	197,592,280
20 August 2007	-	-	-
21 August 2007	11,000	400.81	4,408,910
22 August 2007	9,000	405.65	3,650,850
23 August 2007	-	-	-
24 August 2007	23,000	405.48	9,326,040
Accumulated volume under programme	522,000	411.84	214,978,080

With the buyback of shares as stated above, Danisco owns a total of 775,646 treasury shares of a nominal value of DKK 20 each, corresponding to 1.58% of the total number of issued shares of 48,941,495 shares.

An amount of DKK 285,021,920 remains to be used under the programme.

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:
Investor Relations, tel.: +45 3266 2912, e-mail: investor@danisco.com
Media Relations tel.: +45 3266 2913, e-mail: info@danisco.com

With 9,700 employees in more than 40 countries, Danisco is one of the world's leading suppliers of food ingredients, sugar and industrial bioproducts. Based on our technology platform we use nature's own raw materials and resources to develop and produce ingredients for food and other products used in everyday life. Danisco ingredients are used in about every second ice cream and cheese, every third box of detergent and every fourth loaf of bread produced globally. Danisco ingredients based on food technology and biotechnology are also used in other consumer products - from feed and toothpaste to biofuel and plastics. Throughout the value chain, sustainability is integrated in Danisco's way of doing business.

EXECUTIVE BOARD
Notice no.: 21/2007

DANISCO 4

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
1001 Copenhagen K
Denmark
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

29 August 2007

Excerpt of the Chairman's report at the Annual General Meeting on 29 August 2007

In his report at Danisco's Annual General Meeting, Chairman of the Board of Directors, Anders Knutsen, said among other things:

Just a few years ago, Danisco was an entirely different business than today. It was a distillery and some factories producing jam, crispy onions and packaging – apart from sugar and a few ingredients.

Today, the company is a focused ingredients company comprising enzymes, cultures, emulsifiers, pectin and sugar just to mention a few. Our ingredients are eaten around the clock by a multitude of people because they are used in everyday food. Our global ingredients business has factories and sales offices in more than 40 countries as well as comprehensive research and development activities. We are at the forefront of research and are rightly perceived as an advanced biotech company. That is why in my welcome note a moment ago I talked about Danisco as it is today.

The future of Danisco Sugar
Developments in recent years have supported the view that Danisco's shareholders would benefit from separating the company into two independent companies: an ingredients business and a sugar business.

We agree that the proposed model is workable but that the timing is wrong. We need time to gain an overview to ensure the best result.

The Board will therefore continue to work for Danisco Sugar's independence. With two independent companies we will ensure the best future development opportunities while at the same time enabling the shareholders to target their investments at either a global ingredient business and/or a European sugar business. There are several ways of doing this, but the basic aim must be to obtain an independent listing of Danisco Sugar. This does not rule out other solutions offering more perspective and value creation, for instance that the sugar division becomes part of a conglomerate tying growers and sugar production closer together or by taking active part in a consolidation of the European sugar industry.

Danisco and the agricultural sector have always been interconnected so no matter what solution we choose, the good relationship with Sugar's raw material suppliers, the growers, must be the cornerstone of the future Danisco Sugar.

Considerations about the future of Sugar are nothing new. We have prepared for this development by separating Danisco Sugar into an independent company in 2006 to improve our scope of action. The reason why timing is so decisive is that we have to secure the values of the sugar activities and to set up the most favourable framework for the future development of the activities. We are now in the midst of the EU sugar reform and the future structure of the industry has not yet been established. However, we expect this to happen in the course of the next 1-2 years, and that is exactly the time frame we have set for changing the ownership structure of the sugar business. Put differently, there must be no doubt about the objective of the Board. However, a decision so fundamentally important to Danisco cannot be taken until the General Meeting – and hence the shareholders – have given their opinion.

I would like to emphasise, though, that the intention of separating our ingredients and sugar activities has been on the agenda for quite some time. It was not a result of the shareholder proposal for a demerger, but I must

admit that the proposal has accelerated the external communication process, which has been evident to anyone reading a newspaper.

Finally, I would like to recapitulate the Board's two major reasons for rejecting the proposal in question:

1. Since it is not possible to make a definite valuation due to the unclarified nature of the EU sugar reform, the timing of such decision is wrong.
2. Once the valuation becomes more definite, more value-creating solutions than a demerger may turn up.

Danisco – the future
This is not to disparage the Sugar division, but I would like to round off in Ingredients. It has the products, competencies, patents, plants and a market position, which is rather unique, i.e. a no. 1 or 2 position in many central segments. Our job is clear. We need to capitalise on our position and knowledge, also in relation to the demand trends Tom mentioned, in order for us to create value and improve profitability. They are the key focus areas of 'Unfolding the potential'.

A business and organisation must continuously change. By own account or in response to expected or actual changes in the surrounding environment. Therefore we continuously work with our strategy at Danisco. We are currently looking into the possibilities of creating additional growth through acquisitions in our present activity areas, but we are also working actively to broaden our platform in the health and nutrition segment. Finally, we are investigating possibilities within white or industrial biotechnology. Through the Genencor division we currently have key competencies in R&D and production to create competitive solutions for our customers in the food and home care industries and in the energy segment.

The sale of the Flavours division and plans for our sugar activities present new opportunities and require adjustment. We are putting even more focus on our corporate strategy work in the current financial year.

In order to create value we need to be successful in our markets, i.e. with our customers. Once we are successful, we will achieve our financial targets and create value. Or in other words, our share price will start heading in the right direction. We are already on our way. But if we really want to see some positive long-term results, we need to grow continuously and faster. Organically and through acquisitions. And it is this element we are putting on the strategy agenda, even though you can rest assured that we will not lose focus on the present targets.

The Board of Directors proposes to the Annual General Meeting

- That a dividend of DKK 7.50 per share of DKK 20 be paid, which is an increase of DKK 0.75 on last year.
- Election of members to the Board of Directors.
- That in the period up until next year's Annual General Meeting, the Board of Directors be authorised to allow the Company to purchase own shares up to the amount of 10% of the share capital at the market price prevailing at the time of purchase with a deviation of up to 10%.
- That overall guidelines for incentive programmes for the Executive Board be laid down and that a new provision be included in Article 21.3 of the Articles of Association.
- Upon approval of the guidelines, cf. item d), the Board of Directors proposes to the Annual General Meeting that a share option programme be set up comprising up to 600,000 share options.
- Proposal from shareholder: "The Board of Directors should, no later than at next year's Annual General Meeting, propose to the Company's Annual General Meeting that Danisco A/S be demerged into two separate companies".

Composition of the Board of Directors and motivation for re-election
At the Annual General Meeting, the following Board members are up for re-election in accordance with the Articles of Association:
Anders Knutsen, Peter Højland and Matti Vuoria. I would like to present the Board of Directors' motivation for proposing re-election of the above Board members. Apart from their experience from serving on Danisco's Board of Directors, all three Board members have valuable competencies that are considered an asset to the Company.

Establishment of overall guidelines for incentive programmes for the Executive Board
The Danish Companies Act changed as of 1 July 2007 – so very recently – to the effect that the Annual General Meeting now has to approve the overall guidelines for incentive programmes for the Board of Directors and Executive Board. That is the background for this item.

The Board of Directors proposes that the Board of Directors continues to be paid a fixed annual remuneration and that it does not participate in incentive programmes. This is in accordance with the recommendations for good corporate governance.

In the case of the Executive Board we will maintain the principles that have applied so far, and which have been described in the company's Annual Report for some years. Before I go into these principles in more detail, I would like to provide the Annual General Meeting with some general information about the procedures and principles, which the Board of Directors uses in relation to remuneration of the Executive Board.

The Board of Directors discusses the Executive Board's remuneration on a regular basis to ensure a balance that encourages value creation in the long term and maintains focus on the annual value increase and performance of the individual. At the same time, we must offer an overall salary package that is competitive and allows us to attract and retain qualified individuals.

The Chairmanship, which constitutes the remuneration committee for the Executive Board, decides on the compensation and other conditions of employment for the Executive Board. The Board of Directors is provided with the relevant information. Incentive programmes are submitted for approval by the Board of Directors annually.

The Chairmanship prepares the Board of Directors' annual evaluation of the work of the Executive Board.

Specifically, the principle for incentive programmes is that an annual bonus scheme is set up based on one or multiyear targets, which can be up to 50% of the fixed salary at the time of granting. In order to ensure a competitive salary package and focus on long-term value creation, the Executive Board is granted share options as approved by the Annual General Meeting. Options are granted on the basis of a method of calculation (Black-Scholes Model), the target being an option value of up to 50% of the fixed salary at the time of granting.

In consequence of new legislation requiring that the Annual General Meeting should approve incentive programmes for the Executive Board, we have added the following sentence to the guidelines, which you can read on the screen behind me:

If circumstances are deemed quite extraordinary by the Board of Directors, Executive Board members may be granted a bonus of up to 100% of the fixed annual remuneration. In case this happens, the Annual Report will include a description of the remuneration of the individual Executive Board members.

As it appears from the above, any decision to grant a bonus will be at the discretion of the Board of Directors, allowing us to act in case of extraordinary circumstances.

Granting of share option programme of up to 600,000 share options
As I mentioned at last year's Annual General Meeting, the Board of Directors intends to submit share option programmes for approval as a separate item on the agenda, even though this is not required by law.

For some years, we have granted share option programmes to the Executive Board and senior managers. The combined option programmes including the proposed programme account for 4.3% of the total share capital, which in the Board of Directors' opinion should ensure that the Executive Board and senior managers share a common objective with our shareholders, i.e. to create value for the company.

Based on this and the argumentation of the previous item concerning the importance of the group being able to retain and attract qualified staff, the Board of Directors is convinced that share option programmes offer one of many important ways of being an attractive employer. The Board of Directors proposes to the Annual General Meeting that the Board be authorised to grant 600,000 share options at the terms and conditions stated in the material to the Executive Board and senior managers, 150 persons in all. Finally, I can inform you that the

value of this programme at the present share price level is approx. DKK 28 million against approx. DKK 38 million at the time of the release of last year's Annual Report at the end of June.

Proposal from shareholder: Demerger of Danisco A/S into two separate companies
The Chairman repeated the views put forward during his speech and mentioned the two main reasons for the Board's rejection of the specific proposal:

1. Since it is not possible to make a definite valuation due to the unclarified nature of the EU sugar reform, the timing of such decision is wrong.
2. Once the valuation becomes more definite, more value-creating solutions than a demerger may turn up.

The Annual General Meeting will be webcast live on www.danisco.com. After the event, the Chairman's report can be read in its entirety at the same Internet address.

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:
Investor Relations, Danisco A/S, tel. +45 32 66 29 12
Media Relations, Danisco A/S, tel. +45 32 66 29 13

Chairman's report – Annual General Meeting 29 August 2007

Just a few years ago, Danisco was an entirely different business than today. It was a distillery and some factories producing jam, crispy onions and packaging! In addition to sugar and a few ingredients!

Today, the company is a focused ingredients company comprising enzymes, cultures, emulsifiers, pectin and sugar just to mention a few.

Our ingredients are eaten around the clock by a multitude of people because they are used in everyday food.

Our global ingredients business has factories and sales offices in more than 40 countries as well as comprehensive research and development activities. We are at the forefront of research and are rightly perceived as an advanced biotech company. That is why in my welcome note a moment ago I talked about Danisco as it is today. And I am looking forward to going more into detail about that. CEO Tom Knutzen will also be dealing with developments within ingredients in his speech. We are currently putting huge efforts into bringing the new Danisco even closer to the company's many shareholders. We want you to get Danisco under your skin, so to speak, to ensure that as investors you can safely make your investment decisions.

Is there really a need for that, some of the more professional investors may ask.
My answer is clearly YES! And that is based on my dialogue with many shareholders over the past year as well as newspaper reading during that period. Judging by some of the more recent newspaper articles, it is easy to choke on some of the ingredients. I have met many people who believe that Danisco and Novozymes are alike. If that was the case, it would not be nice to see headlines such as 'Novozymes outpaces Danisco!'.

So, is it not possible to compare Danisco and Novozymes? No, it is not. Is it possible to compare part of Danisco with Novozymes? Yes, it is possible, but Danisco is much more than Novozymes. Roughly speaking, Danisco is both Novozymes and Chr. Hansen A/S and in addition a producer of many traditional food ingredients that neither Novozymes nor Chr. Hansen makes.

Novozymes is an enzymes business; the world's biggest in its field. Chr. Hansen manufactures cultures for food and may be a little bit bigger than Danisco in that area. Danisco is both enzymes and cultures, but we also have a leading edge within other food ingredients. In fact, Danisco is the biggest in the world of its kind. However, we do have one feature in common: we are all global businesses based in Denmark.

Novozymes has for some time outpaced us in some enzymes areas. We suffered a defeat in court to Novozymes and that has set us back in one single area. But let us use that acknowledgement to improve in that particular area, too.

If we take a look at the individual food ingredients, we are either the biggest or among the top three in the world. It is our strategy to be among biggest and the best in the areas in

which we operate – and to concentrate our research and financial muscles in the areas where we are in the premier league.

And now, I would like to say a few words about our perhaps most disputed ingredient in 2006/07: SUGAR.

Six years ago, Sugar contributed earnings of DKK 1.2 billion before tax and interest while only DKK 300 million is expected this year. This is a result of the EU sugar reform and is not sweet music in the shareholders' ears.

So we lack DKK 900 million from Sugar, so to speak. However, when allowing for the divestment of Flavours that has hardly had an impact on earnings, which are largely unchanged. We have managed to develop existing business activities and acquire new ones in order to offset the loss of sugar earnings. Our situation today is that thanks to the ingredients business, we have reported very solid results in the view of many people, including myself, while others are calling for stronger bottom line and share price growth without really allowing for the trend in sugar earnings.

Should we have sold Sugar 5-6 years ago? The fact is that during that period, Sugar has generated a robust cash flow of around DKK 8 billion before interest and tax, and that money has been used to gain a leading position in the global ingredients market. So without Sugar, our ingredients would not have gained the strength they have today.

When a company renews itself as markedly as Danisco has, it is reflected in the composition of the Board and its tasks. That is why the Board has recruited new members from the biotech sector.

In order to fully exploit our know-how, experience and qualifications and to provide the Executive Board with the required sparring, the Board has visited some of Danisco's key product areas, from cultures in Dangé, France, over enzymes in Palo Alto, California, to our natural sweetener xylitol in Kantvik, Finland.

Next stop will be China in April where we will be visiting the new research centre in Shanghai and hear about the very special food conditions in China. Danisco is the biggest supplier of ingredients to the Chinese food industry. We have a head start that we want to safeguard.

China is witnessing very strong growth rates and, by the way, Danisco's new enzyme factory in WUXI was built entirely by Chinese workers alone.

I mention these examples from selected Danisco sites across the world to illustrate the development in the ingredients area. It is global while being focused at the same time. It is environmentally conscious and sustainable, and to get the most out of the opportunities, it is important to adopt the right strategy. It may sound trite, but it is vital for executive boards and boards of directors to put much effort into this every year. And we do!

Danisco's production is largely based on natural raw materials from the agricultural sector. Our ingredients are based on nature's own materials and form the basis for the modern

lifestyle chosen by most of us. A lifestyle that implies that less and less time is spent on preparing meals from scratch. In a moment, Tom Knutzen will be dealing with our position relative to major trends in society in his speech.

Sugar

I will now dwell a little on Sugar and the company's share price. Some will claim that these two are interconnected and we will discuss that in connection with the shareholder proposal to demerge the sugar activities. These subjects are very important and have been discussed intensely at board meetings, and it is obvious that both sugar earnings and the share price have moved in the wrong direction.

However, that should not overshadow Danisco's robust results for 2006/07. We attained our targets for the year, and even more. The ingredients business grew its revenue as well as its results. In fact, Ingredients recorded its best results ever in 2006/07.

Danisco Sugar also reported better results than expected at the beginning of the year despite or perhaps due to the EU sugar reform. The EU sugar reform has had a much more negative impact than we had expected and the EU intervention was probably much more radical than anyone had imagined.

This has supported the view that Danisco's shareholders would benefit from separating the company into two independent companies: an ingredients business and a sugar business.

We agree that the proposed model is workable but that the timing is wrong. We need time to gain an overview to ensure the best result.

The Board will therefore continue to work for Danisco Sugar's independence. With two independent companies we will ensure the best future development opportunities while at the same time enabling the shareholders to target their investments at either a global ingredient business and/or a European sugar business. There are several ways of doing this, but the basic aim must be to obtain an independent listing of Danisco Sugar. This does not rule out other solutions offering more perspective and value creation, for instance that the sugar division becomes part of a conglomerate tying growers and sugar production closer together or by taking active part in a consolidation of the European sugar industry.

Danisco and the agricultural sector have always been interconnected so no matter what solution we choose, the good relationship with Sugar's raw material suppliers, the growers, must be the cornerstone of the future Danisco Sugar.

Considerations about the future of Sugar are nothing new. We have prepared for this development by separating Danisco Sugar into an independent company in 2006 to improve our scope of action. The reason why timing is so decisive is that we have to secure the values of the sugar activities and to set up the most favourable framework for the future development of the activities. We are now in the midst of the EU sugar reform and the future structure of the industry has not yet been established. However, we expect this to happen in the course of the next 1-2 years, and that is exactly the time frame we have set for changing the ownership structure of the sugar business. Put differently, there

must be no doubt about the objective of the Board. However, a decision so fundamentally important to Danisco cannot be taken until the General Meeting – and hence the shareholders – have given their opinion.

I would like to emphasise, though, that the intention of separating our ingredients and sugar activities has been on the agenda for quite some time. It was not a result of the shareholder proposal for a demerger, but I must admit that the proposal has accelerated the external communication process, which has been evident to anyone reading a newspaper.

Finally, I would like to recapitulate the Board's two major reasons for rejecting the proposal in question:

1. Since it is not possible to make a definite valuation due to the unclarified nature of the EU sugar reform, the timing of such decision is wrong.
2. Once the valuation becomes more definite, more value-creating solutions than a demerger may turn up.

The reason why we have decided not to discuss the proposal in public prior to the Annual General Meeting is that such a dialogue should take place in this room and not in the press. Those are the rules applying to listed companies.

Developments in the sugar sector have stirred uncertainties in the marked and impacted Danisco's share price. But there are more explanations. Our forecasts for Ingredients for 2007/08 are lower than widely expected. That is the message we received. Our forecasts are based on sharply rising raw material prices and an assessment of how large a share of this rise we can pass on to our customers. Moreover, we have allowed for a short-term transitional effect following the Flavours divestment, just as we have increased investments in the research and development of enzymes for second generation bioethanol.

Short term, our operating margin will be squeezed by higher raw material prices and costs, but that does not change the fact that we expect to attain our financial target of an operating margin in Ingredients in excess of 15%.

Danisco's share price declined by 12% during the financial year compared with a 22% increase in the C20 index; the corresponding figures from the beginning of the financial year until 27 August are a decline of 10% and an increase of 3%. The Board obviously discusses the reasons for Danisco's share price development with the Executive Board and we are committed to creating stable value growth in the company in expectation of a share price effect.

I will now turn to my review which, as mentioned in the introduction, will be very brief.

Group results 2006/07

Group revenue was DKK 20.4 billion, down 3% on last year due to the effect of the EU sugar reform. Operating profit before special items was DKK 2,239 million, up 4% on last

year. Profit for the year was DKK 1,079 million, which is an increase of DKK 457 million due in particular to a drop in special items.

The Group generated a robust free cash flow of DKK 1,160 million. Cash flow from operating activities before change in working capital was DKK 2.1 billion. Investments totalling DKK 1.3 billion for the year, an increase on previous years, were made in capacity expansion for enzymes, cultures and sweeteners and the establishment of production capacity for GRINDSTED® SOFT-N-SAFE and bioethanol production at our sugar factory in Northern Germany. These are key investments designed to boost growth.

The Group's balance sheet was satisfactory with a reduction of net interest-bearing debt. Our target for group gearing – the net interest-bearing debt/EBITDA ratio – is a range of 3.0-4.5. With a reduction in net interest-bearing debt of around DKK 1 billion to DKK 12.2 billion as a result of the free cash flow, gearing ended in the middle of the range at 3.7x.

The divestment of Flavours in the new financial year at a very favourable price reduced debt even further and in keeping with the objective a share buyback programme worth DKK 0.5 billion was initiated.

The individual business areas

Sugar

The sugar division recorded revenue of DKK 7.0 billion and operating profit before special items of DKK 581 million, corresponding to an operating margin of 8.3%, which is ahead of expectations at the beginning of the year. The 11% decline in revenue is a result of the EU sugar reform, which together with the reduced export opportunities for sugar out of the EU has resulted in declining prices. An increase in sales to the soft drinks industry in particular made a positive contribution to sales in the domestic markets, which showed a better performance than expected at the beginning of the year. The rising raw material costs, notably the higher energy prices, have had a negative impact on the results.

In respect of Sugar, I would like to repeat that the Board on an ongoing basis evaluates the best future strategy, including the question of who is the best owner of Sugar. In consequence, the Board decided and announced on 9 February 2006 that the sugar activities would be joined in a separate legal entity. For accounting purposes, this was implemented as of 1 May 2006 while, in terms of tax, the shares are considered to be purchased on the date of establishment, 31 August 2006. This was just an addition to my previous remarks.

Ingredients

Our biggest business area, Ingredients, recorded revenue of DKK 13.6 billion, up 3% on last year. Adjusted for currency fluctuations, organic growth was 5%, which is in line our financial target. Operating profit before special items increased by DKK 152 million to DKK 1,796 million, and the operating margin rose from 12.4% to 13.2% despite rising raw material and energy prices, the reason probably being that we have focused on our market position, research and development and efficiency improvements. In our view, this is a satisfactory performance.

I would like to finish my review of the ingredients activities by commenting on the current debate about the pollution at Kærgård Plantation, including the discovery of mercury. The Board obviously monitors developments closely, but we insist that the authorities' instructions were followed. Naturally, we provide the authorities with the necessary resources, knowledge and information to help clarify the matter. However, it is still our view that we are not legally and, hence, financially responsible, a view that has previously been supported by the attorney to the government.

CEO Tom Knutzen will now deal with two themes: First, he will go into detail about the sugar reform. What will happen, how long time will it take and what are the implications for Danisco? That will be the first theme. The second will be: What can we do to exploit the opportunities for growth and higher earnings in the ingredients business? After Tom's speech, I will return to finish my review.

--oOo--

Corporate governance
I would like to talk a bit about corporate governance at Danisco. We have a policy at Danisco to follow 'best practice' in this field. On our website, which you can see behind me on the screen, and in the Annual Report, we include a detailed description of the remuneration of the Executive Board, directorships and of how to become a member of the Board of Directors or chairman of other companies. The reason I mention this is because a shareholder has proposed that the Annual General Meeting should force the Board of Directors to lead the way in pay restraint at management level through a reduction of the combined salaries and bonuses of the Executive Board of 5% and at the same time abolish share options and 'golden handshakes'.

Another shareholder has proposed that the Annual General Meeting should impose on the Board of Directors to remove the possibility of individual members of the Executive Board taking on external directorships. As a reason for submitting the proposal, the shareholder states that it will ensure that shareholder interests are handled in the best possible way.

The Danish Companies Act does not provide us with the possibility of voting on these matters at the Annual General Meeting. Pay and working conditions are decided by the Board of Directors and not by the Annual General Meeting. For that reason, we have not put them on the agenda as separate items. But one of Danisco's basic values is 'We believe in dialogue', and therefore I would like to explain the attitude of the Board of Directors to these issues and open the floor for a discussion later when the shareholders have the opportunity to comment on my speech.

Members of the Executive Board are not allowed to take on other duties or posts without prior approval of the Board of Directors. The Board of Directors approves of Executive Board members taking on duties or posts outside the company when it is expected to provide these members with valuable knowledge and experience without being too time-consuming. The Board of Directors regularly assesses the workload of executive positions and directorships. Our conclusion is that Danisco, and therefore the shareholders, have an interest in Executive Board members taking on a limited amount of external duties and

positions that are believed to strengthen value creation at Danisco through the sharing of knowledge and experience, which external duties allow for.

The Board of Directors discusses on an ongoing basis the principles for remuneration of the Executive Board in order to ensure a balance between short and long-term value creation and the performance of the individual.

In the light of this, the Board of Directors sees no rationale for reducing the total remuneration package for the individual members of the Executive Board. That would make it difficult to retain the present Executive Board and senior managers, and impossible to attract new, qualified staff. Without a doubt, we believe that it would damage value creation in the business in the long run.

I will return to the subject during my motivation for item 5 d-e: Establishment of overall guidelines for incentive programmes for the Executive Board and approval of a share option programme for the Executive Board and senior managers.

In the current financial year, we expect profit after tax but before share-based payments of over DKK 1.3 billion. Included in this is a gain of DKK 400 million after tax from the sale of the Flavours division. And we expect Sugar and Ingredients to contribute DKK 300 million and DKK 1,650 million, respectively.

Our expectations for Sugar are naturally affected by the sugar reform, and as mentioned our expectations for Ingredients this year are affected by rising raw material prices, increased costs for developing second-generation bioethanol and costs which were previously covered by the Flavours division. Earnings growth in Ingredients is therefore moderate, but in line with our target of a gradual improvement towards an operating margin of over 15%.

Shareholder proposal
My speech has been marked by the situation in Sugar and the plans to create two separate companies. The proposal from Olav W. Hansen A/S submitted by Ole Steffensen, which we will return to under item 5f, has contributed to this, but has not changed the Board of Directors' and the Executive Board's existing plans and initiatives. We had intended to communicate our intensions later in the year in step with gaining more clarity about the sugar reform. This was all moved forward, but the substance and the plan remain the same.

This is not to disparage the Sugar division, but I would like to round off in Ingredients. It has the products, competencies, patents, plants and a market position, which is rather unique, i.e. a no. 1 or 2 position in many central segments. Our job is clear. We need to capitalise on our position and knowledge, also in relation to the demand trends Tom mentioned, in order for us to create value and improve profitability. They are the key focus areas of 'Unfolding the potential'.

A business and organisation must continuously change. By own account or in response to expected or actual changes in the surrounding environment. Therefore we continuously work with our strategy at Danisco. We are currently looking into the possibilities of creating

additional growth through acquisitions in our present activity areas, but we are also working actively to broaden our platform in the health and nutrition segment. Finally, we are investigating possibilities within white or industrial biotechnology. Through the Genencor division we currently have key competencies in R&D and production to create competitive solutions for our customers in the food and home care industries and in the energy segment.

The sale of the Flavours division and plans for our sugar activities present new opportunities and require adjustment. We are putting even more focus on our corporate strategy work in the current financial year.

In order to create value we need to be successful in our markets, i.e. with our customers. Once we are successful, we will achieve our financial targets and create value. Or in other words, our share price will start heading in the right direction. We are already on our way, but if we really want to see some positive long-term results, we need to grow continuously and faster. Organically and through acquisitions. And it is this element we are putting on the strategy agenda, even though you can rest assured that we will not lose focus on the present targets.

We are confident that with this focus, the management agenda and, not least, our many dedicated and skilled employees around the world, we will be able to realise these goals and develop a sustainable and value-creating strategy for Ingredients as well as for Sugar. I would like to thank all our employees for their efforts and commitment in the past year. And thank you to my colleagues on the Board of Directors for their efforts during the year.

Finally, I would like to thank the shareholders for a large turnout and for showing an interest in Danisco again this year.

Proposals to the Annual General Meeting

Item 3: Resolution on the appropriation of profits

The Board of Directors proposes a dividend payout of DKK 7.50 per share, which is an increase of DKK 0.75 compared with last year. This corresponds to a total dividend payout of DKK 361 million, which is an increase of DKK 33 million compared with last year. This increase is due to the company's strong cash flow and financial position as a result of the divestment of the flavour activities.

Item 4: Election of members to the Board of Directors

Anders Knutsen joined the Board of Directors in 1997 and has the following competencies: Board experience from other listed companies, international experience within production, sale, service and branding as CEO of Bang & Olufsen from 1991-2001.

Peter Højland joined the Board of Directors in 1998 and has international experience from the business-to-business segment and heavy industry as CEO from 1994-1999 combined with board experience from e.g. Danske Bank.

Matti Vuoria joined the Board of Directors in 1999 and has board experience from listed companies and international experience from the business-to-business segment and heavy industry. In addition, Matti has organisational and public authority experience as a former government official.

Item 5a: Amendments to the Articles of Association

Item 5b: Emoluments of the Board of Directors

Item 5c: Authorisation to allow the company to purchase treasury shares

Item 5d: Guidelines for incentive programmes

The Danish Companies Act changed as of 1 July 2007 – so very recently – to the effect that the Annual General Meeting now has to approve the overall guidelines for incentive programmes for the Board of Directors and Executive Board. That is the background for this item.

The Board of Directors proposes that the Board of Directors continue to be paid a fixed annual remuneration and that it does not participate in incentive programmes. This is in accordance with the recommendations for good corporate governance.

In the case of the Executive Board we will maintain the principles that have applied so far, and which have been described in the company's Annual Report for some years. Before I go into these principles in more detail, I would like to provide the Annual General Meeting with some general information about the procedures and principles, which the Board of Directors uses in relation to remuneration of the Executive Board.

The Board of Directors discusses the Executive Board's remuneration on a regular basis to ensure a balance that encourages value creation in the long term and maintains focus on the annual value increase and performance of the individual. At the same time, we must offer an overall salary package that is competitive and allows us to attract and retain qualified individuals.

The Chairmanship, which constitutes the remuneration committee for the Executive Board, decides on the compensation and other conditions of employment for the Executive Board. The Board of Directors is provided with the relevant information. Incentive programmes are submitted for approval by the Board of Directors annually.

The Chairmanship prepares the Board of Directors' annual evaluation of the work of the Executive Board.

Specifically, the principle for incentive programmes is that an annual bonus scheme is set up based on one or multiyear targets, which can be up to 50% of the fixed salary at the time of granting. In order to ensure a competitive salary package and focus on long-term value creation, the Executive Board is granted share options as approved by the Annual General Meeting. Options are granted on the basis of a method of calculation (Black-

Scholes Model), the target being an option value of up to 50% of the fixed salary at the time of granting.

In consequence of new legislation requiring that the Annual General Meeting should approve incentive programmes for the Executive Board, we have added the following sentence to the guidelines, which you can read on the screen behind me:

If circumstances are deemed quite extraordinary by the Board of Directors, Executive Board members may be granted a bonus of up to 100% of the fixed annual remuneration. In case this happens, the Annual Report will include a description of the remuneration of the individual Executive Board members.

As it appears from the above, any decision to grant a bonus will be at the discretion of the Board of Directors, allowing us to act in case of extraordinary circumstances.

For further information please refer to the enclosed appendix to the notice convening the Annual General Meeting and to note 30 in our Annual Report on pages 81-84 concerning remuneration of the Executive Board and note 39 on page 90 relating to share options.

I would like to propose to the Annual General Meeting that the submitted guidelines be approved.

Item 5e: Granting of share option programme to the Executive Board and senior managers.

As I mentioned at last year's Annual General Meeting, the Board of Directors intends to submit share option programmes for approval as a separate item on the agenda, even though this is not required by law.

For some years, we have granted share option programmes to the Executive Board and senior managers. The combined option programmes including the proposed programme account for 4.3% of the total share capital, which in the Board of Directors' opinion should ensure that the Executive Board and senior managers share a common objective with our shareholders, i.e. to create value for the company.

Based on this and the argumentation of the previous item concerning the importance of the group being able to retain and attract qualified staff, the Board of Directors is convinced that share option programmes offer one of many important ways of being an attractive employer. The Board of Directors proposes to the Annual General Meeting that the Board be authorised to grant 600,000 share options at the terms and conditions stated in the material to the Executive Board and senior managers, 150 persons in all. Finally, I can inform you that the value of this programme at the present share price level is approx. DKK 28 million against approx. DKK 38 million at the time of the release of last year's Annual Report at the end of June.

Item 5f: Proposal from shareholder

Under this item, I would like to repeat what I previously said in my speech, since the Board of Directors believes that this decision is of vital significance for the entire structure of the group going forward.

We agree that the proposed model is workable but that the timing is wrong. We need time to gain an overview to ensure the best result.

The Board will therefore continue to work for Danisco Sugar's independence. With two independent companies we will ensure the best future development opportunities while at the same time enabling the shareholders to target their investments at either a global ingredient business and/or a European sugar business. There are several ways of doing this, but the basic aim must be to obtain an independent listing of Danisco Sugar. This does not rule out other solutions offering more perspective and value creation, for instance that the sugar division becomes part of a conglomerate tying growers and sugar production closer together or by taking active part in a consolidation of the European sugar industry.

Danisco and the agricultural sector have always been interconnected so no matter what solution we choose, the good relationship with Sugar's raw material suppliers, the growers, must be the cornerstone of the future Danisco Sugar.

Considerations about the future of Sugar are nothing new. We have prepared for this development by separating Danisco Sugar into an independent company in 2006 for tax purposes. The reason why timing is so decisive is that we have to secure the values of the sugar activities and to set up the most favourable framework for the future development of the activities. We are now in the midst of the EU sugar reform and the future structure of the industry has not yet been established. However, we expect this to happen in the course of the next 1-2 years, and that is exactly the time frame we have set for changing the ownership structure of the sugar business. Put differently, there must be no doubt about the objective of the Board. However, a decision so fundamentally important to Danisco cannot be taken until the General Meeting – and hence the shareholders – have given their opinion.

I would like to emphasise, though, that the intention of separating our ingredients and sugar activities has been on the agenda for quite some time. It was not a result of the shareholder proposal for a demerger, but I must admit that the proposal has accelerated the external communication process, which has been evident to anyone reading a newspaper.

Finally, I would like to recapitulate the Board's two major reasons for rejecting the proposal in question:

- Since it is not possible to make a definite valuation due to the unclarified nature of the EU sugar reform, the timing of such decision is wrong.
- Once the valuation becomes more definite, more value-creating solutions than a demerger may turn up.

Concluding remarks

Once again I would like to thank you for taking such a great interest in Danisco this year. Also, I would like to thank the Chairman of the meeting for his effort and the re-elected board members for taking another turn. And now we would like to invite you for refreshments and cake in the summer lobby and down by the aquarium. Have a nice evening and thank you.

5.

DANISCO

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Text size: A A

29 August 2007 - 18:40

Annual General Meeting of Danisco A/S held on 29 August 2007

Danisco A/S today held its Annual General Meeting (AGM) at which the Annual Report 2006/07 was approved. The AGM adopted the Board of Directors' proposal to pay dividend of DKK 7.50 per share of DKK 20.

Notice no. 22/2007

Anders Knutsen, Peter Højland and Matti Vuoria were re-elected to the Board of Directors.

The AGM adopted the Board of Directors' proposals to delete a secondary name in Article 1.2 of the Articles of Association, to amend Article 5.3 of the Articles of Association to the effect that VP Investor Services A/S is appointed as keeper of the Company's Register of Shares, and to amend Article 8 of the Articles of Association to the effect that going forward the Company's AGM will be held in the Capital Region of Denmark.

The AGM adopted the Board of Directors' proposal to amend Article 25.1 of the Articles of Association to the effect that the Company's annual report will be drawn up in accordance with the provisions of the Danish Financial Statements Act and the International Financial Reporting Standards (IFRS).

In addition, the AGM adopted the Board of Directors' proposal for overall guidelines for incentive programmes for the Executive Board. Upon approval of the guidelines, the AGM adopted the proposal to set up a share option programme comprising up to 600,000 share options with an exercise price based on the average market price of five consecutive trading days after the AGM (30 August to 5 September 2007 – both days included) with a premium of 10%, however, with a minimum price, calculated at DKK 483, corresponding to the average price of the five trading days before and the five trading days after 20 June 2007 with a premium of 10%. The share options may be exercised between 1 September 2010 and 1 September 2013, with the first options being granted on 1 September 2007 at the earliest. The share options will be granted to the Executive Board and senior managers. The 600,000 share options will be granted to some 150 individuals, with 110,000 being granted to the Executive Board like last year.

The proposal by a shareholder for a demerger of Danisco A/S was not put to the vote, as the shareholder withdrew his proposal.

The Company's auditor, Deloitte Statsautoriseret Revisionsaktieselskab, was re-elected.

In addition, the AGM adopted the emoluments of the Board of Directors for the current financial year, which are unchanged, and renewed the Board of Directors' authorisation to allow the Company in the period up to next year's AGM to purchase own shares up to an amount of 10% of the share capital at the market price prevailing at the time of purchase with a deviation of up to 10%.

The complete wordings of the resolutions appear from the previously published agenda and the resolutions in full for the AGM.

After the AGM, the Board of Directors appointed Anders Knutsen Chairman of the Board of Directors and Jørgen Tandrup Deputy Chairman.

Yours faithfully

Tom Knutzen

CEO

Read the full release in English in PDF format

Read the full release in Danish in PDF format

Printed Monday, 26 November 2007 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/en/stock+exchange+news/2007/investor_231_en.htm

6.

EXECUTIVE BOARD
Notice no.: 23/2007

DANISCO

First you add knowledge...

RECEIVED

2007 NOV 30 A 5:53

Danisco A/S
Langebrogade 1
P.O. Box 17
1001 Copenhagen K
Denmark
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

31 August 2007

Announcement on the total number of voting rights and total share capital of the company

In accordance with s. 6 of Executive Order no. 226 of 15 March 2007, Danisco A/S confirms that on 31 August 2007, its total number of voting rights was 48,941,495 and its total share capital was DKK 978,829,900 million.

Yours faithfully

Tom Knutzen
CEO

For further information:
Investor Relations, tel.: +45 3266 2913, e-mail investor@danisco.com
Media Relations, tel.: +45 3266 2913, e-mail info@danisco.com

With 9,700 employees in more than 40 countries, Danisco is one of the world's leading suppliers of food ingredients, sugar and industrial bioproducts. Based on our technology platform we use nature's own raw materials and resources to develop and produce ingredients for food and other products used in everyday life. Danisco ingredients are used in about every second ice cream and cheese, every third box of detergent and every fourth loaf of bread produced globally. Danisco ingredients based on food technology and biotechnology are also used in other consumer products - from feed and toothpaste to biofuel and plastics. Throughout the value chain, sustainability is integrated in Danisco's way of doing business.

EXECUTIVE BOARD

DANISCO

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

Notice no.: 24/2007

3 September 2007

Share buyback in Danisco A/S

On 20 June 2007 the Board of Directors of Danisco decided to launch a share buyback programme under which Danisco will buy back treasury shares for an amount of up to DKK 500,000,000 in the period from 3 July 2007 to 14 December 2007.

The programme is structured according to the provisions of the EU Commission's regulation no. 2273/2003 of 22 December 2003, also referred to as the 'safe harbour method'.

Since our Notice no. 12/2007 of 9 July 2007, the following transactions have been made under the programme:

	Number of shares	Average purchase price in DKK	Transaction value in DKK
Accumulated at latest Notice	522,000	411.84	214,978,080
27 August 2007	12,000	406.00	4,872,000
28 August 2007	15,000	402.67	6,040,050
29 August 2007	9,000	403.51	3,631,590
30 August 2007	9,000	400.53	3,604,770
31 August 2007	9,000	401.08	3,609,720
Accumulated volume under programme	576,000	411.00	236,736,210

With the buyback of shares as stated above, Danisco owns a total of 829,646 treasury shares of a nominal value of DKK 20 each, corresponding to 1.70% of the total number of 48,941,495 issued shares.

An amount of DKK 263,263,790 remains to be used under the programme.

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:
Investor Relations, tel.: +45 3266 2912, e-mail: investor@danisco.com
Media Relations tel.: +45 3266 2913, e-mail: info@danisco.com

EXECUTIVE BOARD

DANISCO

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

Notice no.: 25/2007

10 September 2007

Share buyback in Danisco A/S

On 20 June 2007 the Board of Directors of Danisco decided to launch a share buyback programme under which Danisco will buy back treasury shares for an amount of up to DKK 500,000,000 in the period from 3 July 2007 to 14 December 2007.

The programme is structured according to the provisions of the EU Commission's regulation no. 2273/2003 of 22 December 2003, also referred to as the 'safe harbour method'.

Since our Notice no. 12/2007 of 9 July 2007, the following transactions have been made under the programme:

	Number of shares	Average purchase price in DKK	Transaction value in DKK
Accumulated at latest Notice	576,000	411.00	236,736,210
3 September 2007	7,000	400.84	2,805,880
4 September 2007	6,000	398.55	2,391,300
5 September 2007	20,000	396.29	7,925,800
6 September 2007	8,000	392.15	3,137,200
7 September 2007	15,000	388.20	5,823,000
Accumulated volume under programme	632,000	409.52	258,819,390

With the buyback of shares as stated above, Danisco owns a total of 885,646 treasury shares of a nominal value of DKK 20 each, corresponding to 1.81% of the total number of 48,941,495 issued shares.

An amount of DKK 241,180,610 remains to be used under the programme.

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:
Investor Relations, tel.: +45 3266 2912, e-mail: investor@danisco.com
Media Relations tel.: +45 3266 2913, e-mail: info@danisco.com

With 9,700 employees in more than 40 countries, Danisco is one of the world's leading suppliers of food ingredients, sugar and industrial bioproducts. Based on our technology platform we use nature's own raw materials and resources to develop and produce ingredients for food and other products used in everyday life. Danisco ingredients are used in about every second ice cream and cheese, every third box of detergent and every fourth loaf of bread produced globally. Danisco ingredients based on food technology and biotechnology are also used in other consumer products - from feed and toothpaste to biofuel and plastics. Throughout the value chain, sustainability is integrated in Danisco's way of doing business.

EXECUTIVE BOARD

DANISCO

First you add knowledge...

RECEIVED

2007 NOV 20 A 5:53

Notice no.: 26/2007

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

17 September 2007

Share buyback in Danisco A/S

On 20 June 2007 the Board of Directors of Danisco decided to launch a share buyback programme under which Danisco will buy back treasury shares for an amount of up to DKK 500,000,000 in the period from 3 July 2007 to 14 December 2007.

The programme is structured according to the provisions of the EU Commission's regulation no. 2273/2003 of 22 December 2003, also referred to as the 'safe harbour method'.

Since our Notice no. 12/2007 of 9 July 2007, the following transactions have been made under the programme:

	Number of shares	Average purchase price in DKK	Transaction value in DKK
Accumulated at latest Notice	632,000	409.52	258,819,390
10 September 2007	9,000	380.00	3,420,000
11 September 2007	7,000	383.07	2,681,490
12 September 2007	-	-	-
13 September 2007	17,000	382.33	6,499,610
14 September 2007	7,000	379.35	2,655,450
Accumulated volume under programme	672,000	407.85	274,075,940

With the buyback of shares as stated above, Danisco owns a total of 925,646 treasury shares of a nominal value of DKK 20 each, corresponding to 1.89% of the total number of 48,941,495 issued shares.

An amount of DKK 225,924,060 remains to be used under the programme.

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:
Investor Relations, tel.: +45 3266 2912, e-mail: investor@danisco.com
Media Relations, tel.: +45 3266 2913, e-mail: info@danisco.com

With 9,700 employees in more than 40 countries, Danisco is one of the world's leading suppliers of food ingredients, sugar and industrial bioproducts. Based on our technology platform we use nature's own raw materials and resources to develop and produce ingredients for food and other products used in everyday life. Danisco ingredients are used in about every second ice cream and cheese, every third box of detergent and every fourth loaf of bread produced globally. Danisco ingredients based on food technology and biotechnology are also used in other consumer products - from feed and toothpaste to biofuel and plastics. Throughout the value chain, sustainability is integrated in Danisco's way of doing business.

10.

DANISCO

First you add knowledge...



19 September 2007
Announcement of Results for Q1 2007/08
(1 May – 31 July 2007)

Contents

With 9,700 employees in more than 40 countries, Danisco is one of the world's leading suppliers of food ingredients, sugar and industrial bioproducts. Based on our technology platform we use nature's own raw materials and resources to develop and produce ingredients for food and other products used in everyday life. Danisco ingredients are used in about every second ice cream and cheese, every third box of detergent and every fourth loaf of bread produced globally. Danisco ingredients based on food technology and biotechnology are also used in other consumer products - from feed and toothpaste to biofuel and plastics. Throughout the value chain, sustainability is integrated in Danisco's way of doing business.

DANISCO

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O.Box 17
1001 Copenhagen K
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

Announcement of Results for Q1 2007/08
1 May – 31 July 2007
(Unaudited)

19 September 2007

Continued improvement in margins and returns

We continue to improve our key financial ratios in line with the targets we have signalled to the market. For Q1 2007/08, Ingredients posted an EBIT margin of 14.7%, an expansion of 0.4 percentage points year-on-year, while RONOA increased by 1.2 percentage points to 18.4% and organic growth reached 3%. Danisco's Sugar division also got off to a good start as lower costs and a better sales mix partly compensated for the expected decrease in sales.

Tom Knutzen, CEO of Danisco, says: "Thanks to our "Unfolding the potential" strategy we continue to deliver earnings improvements that are bringing us closer to our financial targets – including higher RONOA, higher EBIT margin and organic growth in Ingredients. We are faced with challenging market conditions in some key business areas, but we remain confident that Danisco will maintain its value enhancement momentum in 2007/08. The growth in margins and RONOA in Ingredients reinforces our confidence in the strategy that we announced one year ago today. We reconfirm our operational outlook for the full year".

Highlights

- Group EBIT before share-based payments remains stable year-on-year, at DKK 578 million, despite the anticipated 13% decrease in Sugar sales.
- Our Ingredients margin expansion was driven by advances in both Bio Ingredients and Texturants & Sweeteners thanks to strict cost discipline and our decision to improve our average selling price at the expense of short-term volume. We expect this price and margin momentum to gradually accelerate over the remainder of the current financial year.
- During Q1, our new expanded state-of-the-art xylose plant in Lenzing came on stream, and we opened our new enzymes plant in Wuxi, China. We continue to upgrade our R&D and production platform for cultures and enzymes.
- Following a good start to the year, Sugar is well on track to meet its earnings expectations for 2007/08.
- At our recent AGM, we announced our intention to work towards a demerger of Danisco Sugar.
- The Flavours divestment was successfully closed in July. We have restated all 2006/07 figures for Ingredients to reflect the continuing business.
- Since we commenced our share buyback programme in July, Danisco has repurchased treasury shares at a value of DKK 274 million.
- We are upgrading our 2007/08 outlook for profit for the year before share-based payments to over DKK 1,350 million (previously at over DKK 1,300 million). The upgrade is related to a property gain in Copenhagen and the divestment of Flavours.

Outlook for 2007/08

For full year 2007/08, Danisco maintains its guidance for revenue. EBIT is now expected at the level of DKK 1,800 million (previously slightly under DKK 1,800 million). Profit from discontinued operations is now estimated to be DKK 430 million (previously expected at over DKK 400 million). Profit for the year before share-based payments is subsequently expected at over DKK 1,350 million (previously at over DKK 1,300 million). See page 14 for further details.

Key figures and financial ratios

(DKKm)	Q1 2007/08	Q1 2006/07	YTD 2007/08	YTD 2006/07
Income statement				
Revenue	4,672	4,866	4,672	4,866
EBITDA before special items	849	895	849	895
Operating profit before special items (EBIT)	599	635	599	635
Special items	-	(15)	-	(15)
Operating profit	599	620	599	620
Net financial expenses	(105)	(93)	(105)	(93)
Profit before tax	494	527	494	527
Profit from continuing operations	336	375	336	375
Profit from discontinued operations	457	48	457	48
Consolidated profit	793	423	793	423
Profit attributable to equity holders of the parent	785	414	785	414
Revenue				
Ingredients	3,127	3,085	3,127	3,085
Sugar	1,606	1,847	1,606	1,847
Eliminations	(61)	(66)	(61)	(66)
Total	**4,672**	**4,866**	**4,672**	**4,866**
Operating profit before special items (EBIT)				
Ingredients	461	442	461	442
Sugar	151	175	151	175
Unallocated	(34)	(38)	(34)	(38)
Subtotal	**578**	**579**	**578**	**579**
Share-based payments	21	56	21	56
Total	**599**	**635**	**599**	**635**
Cash flow				
Cash flow from operating activities	1,376	1,436	1,376	1,436
Cash flow from investing activities	(193)	(175)	(193)	(175)
Free cashflow	**1,183**	**1,261**	**1,183**	**1,261**
Balance sheet				
Total assets	28,038	30,799	28,038	30,799
Equity attributable to equity holders of the parent	13,295	12,621	13,295	12,621
Equity	13,601	12,947	13,601	12,947
Net interest-bearing debt	8,077	11,968	8,077	11,968
Net operating assets	13,760	13,849	13,760	13,849
Invested capital	22,877	23,142	22,877	23,142
Return on capital (%)*				
Return on invested capital including goodwill	7.8	7.9	7.8	7.9
Return on equity	11.2	5.7	11.2	5.7
Number of shares				
Diluted average number of shares	48,867	49,017	48,867	49,017
Diluted number of shares at period-end	48,485	48,920	48,485	48,920
Earnings per share (DKK)**				
Diluted earnings per share	15.87	8.44	15.87	8.44
Diluted earnings per share before special items and discontinued operations	6.71	7.69	6.71	7.69
Diluted cash flow per share	28.16	29.30	28.16	29.30
Diluted book value per share	274	258	274	258
Share price				
Market price per share (DKK)	408	432	408	432
Market capitalisation (DKK million)	19,805	21,133	19,805	21,133

*) Calculated on a rolling 12-month basis.

**) The effect of Danisco's programmes for share options and warrants has been included in the diluted values.

Group financials

Danisco well on track to achieve its financial targets

In Q1 2007/08 we took further steps towards reaching our financial goals in Ingredients. In spite of soaring raw material costs, Danisco's Ingredients business delivered EBIT margin expansion, while RONOA improved by 1.2 percentage points year-on-year, and organic growth reached 3%. The Sugar division also got off to a comfortable start and succeeded in expanding its EBITDA margin despite the expected lower sales.

The continued improvement that we have seen within the Ingredients division reconfirms our belief in our "Unfolding the potential" strategy, and we will continue to focus intensely on R&D and cost containment as value drivers.

We continue to optimise our production and R&D set-up

Since closing the financial year 2006/07, we have continued the process of optimising our R&D and production platform. Our R&D activities in cultures and enzymes have been consolidated, our xanthan facility in Nanyang has been transferred to our production facility in Melle, France, as part of our restructuring activities, and our new high-tech xylose plant expansion in Lenzing came on stream during Q1 2007/08. Finally, we opened our new enzymes plant in Wuxi, China, as planned. All these factors are expected to have a positive impact on earnings from H2 2007/08.

Raw material prices remain a challenge but are gradually being passed on – and will increase the demand for creative new applications and solutions

Within the Ingredients segment in particular, soaring raw material costs remain a challenge both for Danisco and for our customers. Our general approach is to seek compensation from our customers for these higher costs, which has a short-term negative effect on volume in some product categories, but which we feel confident will create increasing value for us looking forward. The general time lag in passing on price increases is 6-12 months on average. Meanwhile, the higher input costs that our customers are experiencing are increasing their demand for reformulations and other solutions, which is likely to have a positive impact on Danisco in the medium term.

Flavours deal successfully closed in July – 2006/07 financials restated

In May 2007, Danisco signed an agreement to divest its Flavours division to Firmenich and establish a strategic alliance with the Swiss company. The divestment was closed on 2 July 2007, which means that the continuing Ingredients business now includes the Bio Ingredients and Texturants & Sweeteners divisions only. Going forward, all 2006/07 data for the divested activities have been restated according to IFRS standards in order to reflect the underlying trends of our continuing Ingredients operations. We have included a number of tables showing restated financial data at the end of this report. We are currently in the process of implementing the partnership agreement with Firmenich.

Income statement

During the first quarter of 2007/08, Danisco recorded revenue of DKK 4,672 million against 4,866 million in the same period of 2006/07. This result was driven by 1% growth (3% organic) in Ingredients and the anticipated 13% decrease in Sugar sales due to the EU reform.

Gross margin improvement of 1.2 percentage points year-on-year

Our gross profit came in at DKK 1,625 million for the quarter against DKK 1,635 million in the same period of 2006/07, reflecting growth in Ingredients and the expected decline in Sugar profits. Danisco's gross margin thereby expanded by 1.2 percentage points year-on-year, to 34.8%, driven by higher production efficiency for both Ingredients and Sugar, as well as the above-mentioned improving price trend within Ingredients.

R&D spending down – but will grow in relative terms

During the first quarter, we succeeded in trimming most of our below-the-line cost items, including our administrative expenses. In absolute terms, our R&D spending was down year-on-year, illustrating the cost benefits of our decision to consolidate

our R&D platform. However, we still expect this item to increase in relative terms in future as a result of the aggressive R&D strategy that we set out in our "Unfolding the potential" plan.

EBITDA margin improvements in both Sugar and Ingredients

We thereby achieved EBITDA of DKK 628 million for Ingredients and DKK 232 million for Sugar in the first quarter of the year, with both divisions posting improved EBITDA margins year-on-year. Group depreciation and writedowns came in at DKK 256 million, on par with last year.

0.5 percentage points EBIT margin improvement year-on-year before share-based payments

Despite the above-mentioned decrease in group revenue, we succeeded in sustaining EBIT before share-based payments of DKK 578 million for the quarter, or a 0.5 percentage points margin increase to 12.4%. Currency translations had a negative effect of DKK 4 million on EBIT year-on-year.

Share-based payments contributed DKK 21 million to earnings in first-quarter 2007/08 against DKK 56 million in same-period 2006/07, resulting in EBIT after share-based payments of DKK 599 million against DKK 635 million in the same period in 2006/07.

Underlying decline in net financial expenses of DKK 12 million year-on-year

Meanwhile, net financial expenses came in at DKK 105 million against DKK 93 million last year. In Q1 2006/07, Danisco booked a DKK 43 million gain from share divestments against a gain of DKK 19 million for Q1 2007/08 so the underlying trend is a decline in net financial costs of DKK 12 million year-on-year.

We still expect an effective tax rate of around 32% for the year

We still expect the effective tax rate for full year 2007/08 to be around 32%, reflecting the geographical composition of our earnings as well as consequences of new tax legislation. Tax for the quarter has been booked in accordance with this estimation.

DKK 457 million after tax from discontinued operations

Discontinued operations contributed DKK 457 million after tax. DKK 430 million of this relates to the estimated after-tax gains of the Flavours divestment.

Danisco's profit attributable to equity holders thereby came in at DKK 785 million for Q1 2007/08, an increase of DKK 371 million year-on-year.

Divestment of property in Copenhagen

In Q1 2007/08, we agreed to divest the property adjacent to our Copenhagen headquarters that we have been subletting to the buyers of our former spirits business since 2000. The selling price is approximately DKK 80 million, and we expect a pretax book gain of over DKK 30 million to be recorded in Q3 2007/08.

Cash flow statement

Lower operating cash flow reflecting slightly higher tax payments

Our cash flow from operating activities came in slightly below that of last year, primarily because we made higher tax payments during the quarter. Ingredients inventories increased for certain product areas in anticipation of higher demand.

The divestment of our Flavours division decreased our interest-bearing debt by approximately DKK 3.3 billion. During the first quarter, DKK 170 million was spent on repurchasing treasury shares in accordance with the announced programme.

Balance sheet

NWC increase driven by inventories and receivables

Our net working capital has increased, driven by higher inventories and receivables in Ingredients.

At the end of the quarter, our net interest-bearing debt decreased to DKK 8,077 million compared to DKK 11,968 million at 31 July 2006 primarily as a result of the divestment of Flavours.

Invested capital decreased slightly compared to first quarter 2006/07. For Ingredients, invested capital increased as a result of the higher working capital and investments.

Ingredients

(DKKm)	Q1 2007/08	Q1 2006/07	YTD 2007/08	YTD 2006/07
Revenue				
Bio Ingredients	1,364	1,318	1,364	1,318
Texturants & Sweeteners	1,772	1,773	1,772	1,773
Eliminations	(9)	(6)	(9)	(6)
Total	**3,127**	**3,085**	**3,127**	**3,085**
Growth (%)	1	5	1	5
Organic growth (%)	3	7	3	7
EBITDA	**628**	**609**	**628**	**609**
EBITDA margin (%)	20.1	19.7	20.1	19.7
EBIT				
Bio Ingredients	231	219	231	219
Texturants & Sweeteners	235	231	235	231
Central R&D	(5)	(8)	(5)	(8)
Total	**461**	**442**	**461**	**442**
EBIT margin (%)	14.7	14.3	14.7	14.3
RONOA (%)	**18.4**	**17.2**	**18.4**	**17.2**
Net working capital	3,537	3,262	3,537	3,262
Net non-current assets	5,686	5,308	5,686	5,308
Net operating assets	9,223	8,570	9,223	8,570
Goodwill	7,776	7,949	7,776	7,949
Invested capital	16,999	16,519	16,999	16,519

Results for Q1 2007/08

Organic growth of 3% driven especially by Bio Ingredients

Ingredients generated revenue of DKK 3,127 million for the first quarter of 2007/08. The sales increase of 1% year-on-year was achieved through 3% organic growth, a negative currency effect of 3% and 1% acquired growth from the Chinese cellulose gum producer that we purchased in August 2006. The Bio Ingredients division posted 6% organic growth, driven by advances in both Cultures and Genencor, while the Texturants & Sweeteners division reported a more moderate 1% organic growth for the quarter.

Margin improvement quarter-on-quarter and year-on-year

In line with our ambition to report consistent EBIT margin improvements, Ingredients was able to report a 14.7% EBIT margin before special items against 14.2% in Q4 2006/07 and 14.3% in Q1 2006/07 (including Flavours, our margin in Q1 2006/07 was 14.6%). Both Bio Ingredients and Texturants & Sweeteners contributed to this margin expansion.

Raw material prices are rising

Danisco's improved profitability is the result of the initiatives that we outlined in "Unfolding the potential", including site consolidation and cost containment. During Q1 2007/08, these measures more than compensated for rapidly accelerating raw material costs, in particular relating to agricultural products such as palm oil, glycerine, milk powder and soybean oil, which we can only gradually pass on to our customers. In certain product areas, we experienced some loss of volume as a result of our insistence on sharing the higher input costs with our customers.

Meanwhile, the higher raw material prices are also affecting many of our customers, but we are helping them tackle these challenges through a range of our products and know-how relating to reformulations..We expect to reap increasing rewards from these close relationships over the coming years.

Product areas

Bio Ingredients

(DKKm)	Q1 2007/08	Q1 2006/07	YTD 2007/08	YTD 2006/07
Revenue	**1,364**	**1,318**	**1,364**	**1,318**
Growth (%)	3	7	3	7
Organic growth (%)	6	8	6	8
EBIT	**231**	**219**	**231**	**219**
EBIT margin (%)	16.9	16.6	16.9	16.6

Organic growth of 6% and 0.3 percentage points EBIT margin expansion year-on-year

Bio Ingredients posted sales of DKK 1,364 million for the first quarter of the financial year, an increase of 3% on last year. Organic growth came in at 6% driven by both our Cultures and Genencor businesses, while the EBIT margin for the division increased by 0.3 percentage points year-on-year to 16.9%. Cultures drove the margin increase in Bio Ingredients, while Genencor recorded a slightly lower margin due to a combination of higher raw material prices and a change in our sales mix.

Strong demand and successful innovation driving Cultures

Cultures performed well this quarter as all major product categories experienced solid underlying demand, while customers are taking well to our recent launches, such as our direct-vat inoculation (DVI) culture programme CHOOZIT™. We feel comfortable with our continued strong revenue momentum within Cultures. Cost containment efforts and greater scale economies helped drive margin increases, which more than compensated for increasing raw material costs, such as milk powder.

Food protectants performed particularly well

Food protectant cultures performed particularly well driven both by a favourable market and by improving production yields where we are capitalising on Genencor's fermentation know-how. Two of our most recent launches include GUARDIAN™ Green Tea Extract, a natural antioxidant for shelf life extension in meat and culinary products, and MicroGARD™ 730 that represents the next generation of clean-label, natural antimicrobial protectants for prepared meals and even selected meats.

Key challenges include possible spill-over effects from global milk shortage on production of other dairy categories

Key challenges to this positive momentum for Cultures include further acceleration in raw material costs and a possible negative spill-over effect on the level of e.g. cheese production from the current global milk shortage. However, we are aware of the continued need to press through further price increases in order to compensate from higher input costs also in this segment.

Danisco targeting the growing European obesity problem

Earlier this month, we signed an agreement with the Dutch Research Institute (TNO) to use probiotic strains aimed at the weight management market. The agreement is another clear indicator of the probiotics market's expansion, as food producers have increasingly been looking at using probiotics in different food products.

Genencor growth especially driven by strong animal nutrition sales

Our enzymes business Genencor also posted growth in most of its product areas, including Fabric & Household and Food. Growth in animal nutrition was particularly high. We are very pleased with the underlying market demand for feed enzymes and even more so with the success of our phytase innovation.

New Wuxi plant now on stream

We opened our new enzymes plant in Wuxi, China, in May 2007, and production is being rolled out as planned. The plant will be using advanced fermentation technology to produce a wide range of enzymes for a range of markets including animal feed, grain, food processing, industrial specialties, cleaning and textile.

MaxaLiq™ ONE currently being tested by several of our customers

Genencor's bioproducts area is clearly still recovering from the SPEZYME®ETHYL court ruling that we have described in great detail in previous releases. However, following the loss of a number of customers during 2006/07, demand now appears to have stabilised, and our new enzyme MaxaLiq™ ONE is currently being tested by several of our customers. Meanwhile, we conservatively assume that it will take several quarters yet before growth for this enzyme segment returns to the current high market levels.

Collaboration with DONG Energy on 2GBE demo plant

After the close of Q1 2007/08, Danisco and energy provider DONG Energy have entered into collaboration on the production of second generation bioethanol. Together with DONG Energy, Statoil and AgBioEnergy, Genencor is applying for public subsidies to establish a demonstration plant. Genencor will be supplying enzymes to the demonstration plant, which will be located near Kalundborg, Denmark. Danisco thereby participates in one of the leading development centres for second generation bioethanol in Europe.

Texturants & Sweeteners

(DKKm)	Q1 2007/08	Q1 2006/07	YTD 2007/08	YTD 2006/07
Revenue	**1,772**	**1,773**	**1,772**	**1,773**
Growth (%)	0	4	0	4
Organic growth (%)	1	5	1	5
EBIT	**235**	**231**	**235**	**231**
EBIT margin (%)	13.3	13.0	13.3	13.0

Reported sales unchanged in Texturants & Sweeteners

During the first quarter of 2007/08, sales in Texturants & Sweeteners were unchanged year-on-year, as organic growth of 1% and acquisitive growth of 1% were counterweighted by negative currency translation effects. Despite a tight raw material market, Texturants & Sweeteners has succeeded in improving its EBIT margin year-on-year.

Emulsifiers and pectin seeing good organic growth – summer hurts Gums & Systems area

In terms of organic growth, emulsifiers and pectin both fared well during Q1 2007/08 as price increases started to come through towards the end of the quarter, with likely full effect in H2 2007/08. The Gums & Systems (G&S) area has been challenged by the exceptionally wet and cold summer in much of Europe which has had an adverse effect on the demand for ice cream blends, but G&S nevertheless managed to maintain its topline year-on-year at stable currencies during the first quarter. We remain comfortable with the general outlook for Gums & Systems.

We have launched two Creamline stabiliser systems – GRINDSTED®SOFT-N-SAFE so far progressing as planned

In Q1 2007/08, we launched the GRINDSTED® PF 11 and 12 Creamline Stabiliser Systems that deliver a creamy texture to healthy soya desserts even at low fat levels. Both the Creamline products gain their outstanding functional properties from the natural hydrocolloids carrageenan and guar gum. Meanwhile, GRINDSTED® SOFT-N-SAFE, is currently being tested by an increasing number of our industry customers, while sales have already commenced to a range of new customer segments, For full year 2007/08, we expect to double sales of this product year-on-year, albeit from a relatively small volume base.

Sweeteners: new xylose plant on stream

Last year's turbulent times for Sweeteners now appear to have come to an end. The xylitol market is currently in equilibrium, as customers have been delaying product launches or have found temporary sweetener replacements as a result of last year's supply crisis. During Q1 2007/08 we commenced production at our new state-of-the-art xylose plant expansion in Lenzing, Austria, and we fully intend to revive the demand for xylitol over the course of the coming quarters. Both Litesse® and fructose sales continued to progress well during Q1 2007/08. Generally for Sweeteners, we have seen a good improvement in the average selling prices at lower volume, and we expect this trend to continue despite the roll-out of new capacity at Lenzing. We are currently in the process of rebuilding xylose stock.

Litesse® obtains FDA approval

In the USA, we have obtained approval from the FDA for our Litesse® polydextrose to be used beyond existing categories. The new approval covers virtually all food and beverage applications and opens up to key markets such as dairy, cereals and soft drinks. Thereby we are looking not only to leverage Danisco as the innovative leader in the polydextrose market but also to expand the entire polydextrose market.

Geographic segments

Europe

(DKKm)	Q1 2007/08	Q1 2006/07	YTD 2007/08	YTD 2006/07
Revenue	**1,258**	**1,261**	**1,258**	**1,261**
Growth (%)	0	8	0	8
Organic growth (%)	0	8	0	8

Enzymes, cultures and sweeteners compensated for stalled ice cream sales over the summer

Europe, covering both Eastern and Western Europe, is Danisco's single largest region in terms of ingredients sales. During the first quarter of the year, Europe posted flat sales year-on-year as declining sales to the ice cream industry during the wet summer in Western Europe capped growth for several texturants categories. Furthermore, we faced particularly tough comparisons on the back of the unusually strong first quarter in 2006/07. Our enzymes and cultures businesses both performed well in Europe, and all major product categories continued to experience solid underlying demand in Eastern Europe. Some Sweeteners orders were transferred from Russia to Asia-Pacific but had no overall impact on our group results.

North America

(DKKm)	Q1 2007/08	Q1 2006/07	YTD 2007/08	YTD 2006/07
Revenue	**827**	**867**	**827**	**867**
Growth (%)	(5)	3	(5)	3
Organic growth (%)	2	5	2	5

Growth in all enzyme categories despite US bioethanol court ruling; cultures developing particularly well; some volume pressure in select texturants categories

In North America, we generated 2% organic growth for Q1 2007/08. Despite the ongoing SPEZYME®ETHYL conversion challenge in this important bioethanol market, all enzyme segments reported year-on-year growth in the region. The topline trend was especially strong in the leading cultures product categories, and all major sweetener products grew well, including both xylitol and Litesse. The gradual implementation of higher prices continues to have an adverse effect on volume in some product categories, such as pectin and selective gums, but we are adamant that we must continue to pursue our margin enhancement strategy despite these short-term challenges.

Latin America

(DKKm)	Q1 2007/08	Q1 2006/07	YTD 2007/08	YTD 2006/07
Revenue	**294**	**277**	**294**	**277**
Growth (%)	6	16	6	16
Organic growth (%)	6	18	6	18

Solid and broad-based enzymes demand

In Latin America, Danisco recorded 6% organic growth in Q1 2007/08 on the back of a very strong Q1 2006/07. Our strongest growth drivers included food protection cultures as well as food and feed enzymes, while we saw lower sweeteners sales.

Asia-Pacific

(DKKm)	Q1 2007/08	Q1 2006/07	YTD 2007/08	YTD 2006/07
Revenue	**584**	**555**	**584**	**555**
Growth (%)	5	1	5	1
Organic growth (%)	7	4	7	4

7% organic growth, capped by capacity constraints

Sales in the Asia-Pacific region grew by 5%, with fairly broad-based organic growth of 7%. All major Cultures categories experienced double-digit organic growth across this region. Genencor's feed enzymes sales were capped by capacity constraints for the animal nutrition product betaine. Most texturants categories delivered on our expectations. We succeeded in growing our xylitol sales, while Litesse® sales were hit by lower sales to the beverage segment.

Sugar

(DKKm)	Q1 2007/08	Q1 2006/07	YTD 2007/08	YTD 2006/07
Revenue	**1,606**	**1,847**	**1,606**	**1,847**
Growth (%)	(13)	(1)	(13)	(1)
EBITDA	**232**	**265**	**232**	**265**
EBITDA margin (%)	14.4	14.3	14.4	14.3
EBIT	**151**	**175**	**151**	**175**
EBIT margin (%)	9.4	9.5	9.4	9.5
RONOA (%)	**11.3**	**14.5**	**11.3**	**14.5**
Net working capital	1,515	1,431	1,515	1,431
Net non-current assets	2,956	3,674	2,956	3,674
Net operating assets	4,471	5,105	4,471	5,105
Goodwill	1,341	1,344	1,341	1,344
Invested capital	5,812	6,449	5,812	6,449

EBITDA margin improvement thanks to cost reductions and a favourable sales mix

Danisco's sugar activities are well on track to deliver on our outlook for full year 2007/08. Despite the substantial pressure on Sugar's topline, we saw a slight year-on-year increase in our EBITDA margin for the division, to 14.4%, as sales of C sugar were prohibited by the EU sugar reform, while lower exports of quota sugar and higher discounts on export licenses were broadly compensated by higher sales on home markets and lower costs.

On the cost side, Sugar has benefited from plant closures which has helped compensate for rising energy costs at existing production facilities. During Q1 2007/08, we have closed our Swedish headquarters at Arlöv and we are in the process of divesting this property. Investments in our German bioethanol plant adjacent to our Anklam sugar site are proceeding as planned.

We anticipate record-breaking sugar harvest

The growing season for sugar beet got off to a good start, and we expect a record harvest. Owing to unusually warm and sunny weather in the spring, sugar beet was sown earlier than usual. A good start for the growing period combined with this summer's heavy rainfall means that the sugar volume per hectare is at a record high. Danisco's harvest forecasts indicate total sugar production significantly exceeding the Group's total EU quota of 929,000 tonnes.

Crucial time for the European sugar industry

The EU sugar industry is still facing considerable uncertainties. At the end of September 2007, the Council of Ministers will discuss possible amendments to the current reform, and a key issue will be the incentive schemes for sugar producers and/or farmers to sell back quotas. Over the next six months, this will be a crucial factor in the EU's efforts to restore equilibrium in the European sugar market, and thereby restore a stable pricing environment. We remain confident that we will see a stabilisation of the sugar market, and that Danisco will remain competitive also within this new market environment.

Plans concerning Sugar's future confirmed at the AGM

Sugar demerger

At our AGM on 29 August 2007, Danisco's Chairman announced that the Board will continue working towards independence for Danisco Sugar. With two independent companies we will ensure the best future development opportunities while at the same time enabling our shareholders to target a global ingredients business and/or a European sugar business.

We have several possible models to choose from

There are several possible models to choose from, but our basic aim is to obtain an independent listing of Danisco Sugar. However, this does not rule out other solutions that could offer more perspective and value creation. For instance, the sugar division could become part of a structure tying growers and sugar production closer together or take active part in a consolidation of the European sugar industry.

Sugar became a separate legal entity in 2006

In order to expand our range of possibilities, Danisco Sugar became a separate legal entity in 2006 (see our Notice of 9 February 2006). In terms of tax, the shares in Danisco Sugar A/S are considered to be purchased on the date that this entity was established, 31 August 2006.

Timing remains key

Timing is vital, as we have to safeguard the values of our sugar activities and ensure the best possible framework for the continued development of the sugar business. The future structures of the industry and the EU sugar reform have not yet been established. This will probably happen in the next year or two, by which time we also expect the ownership structure of the sugar business to change. Finally, a decision so fundamentally important to Danisco A/S will not be taken until the General Meeting has approved it.

Outlook for 2007/08

Assumptions underlying the outlook for 2007/08

We maintain our overall outlook for operations for the financial year 2007/08 based on the current energy and raw material prices. Our currency and interest rate assumptions are specified below.

Revenue

Revenue is expected at around DKK 19.0 billion (DKK 18,800 million).

- Ingredients: At around DKK 12.25 billion (DKK 12,074 million), corresponding to around 4% organic growth
- Sugar: At around DKK 6.75 billion (DKK 6,995 million)

EBIT before special items and share-based payments

EBIT is expected at the level of DKK 1,800 million (DKK 2,014 million).

- Ingredients: At around DKK 1,650 million (DKK 1,592 million). Compared to 2006/07, the outlook is impacted by a DKK 30 million negative currency effect, primarily due to the weak USD
- Sugar: At around DKK 300 million (DKK 581 million)

Special items

Special items are expected to amount to a net expense of around DKK 25 million.

Tax

In view of changed Danish tax legislation, a tax rate of 32% (30%) is expected.

Profit expectations

Profit from continuing operations before share-based payments is expected to exceed DKK 900 million. Profit from discontinued operations is estimated to be DKK 430 million after tax related to the divestment of the Flavours activities. Profit for the year before share-based payments is subsequently expected at over DKK 1,350 million (DKK 1,062 million).

Investments

Investments are expected to total around DKK 1.2 billion, about 10% above the expected level of depreciation.

Currency and interest assumptions

USD assumptions

The outlook for 2007/08 is based on a USD rate of DKK 5.43 on 31 July 2007, with an average exchange rate in 2006/07 of DKK 5.77. On 18 September 2007, the USD rate was DKK 5.37

Exchange rate sensitivity

The calculation of sensitivity to changes in the USD rate includes currencies that correlate with the USD. A change in the USD rate of DKK 1.00 and the same relative change in USD-related currencies will cause a change in full-year revenue of around DKK 630 million and in EBIT of around DKK 110 million.

Interest rate sensitivity

At the end of July 2007, the Group's average interest rate duration was 4.1 years and 62% of the Group's loans were based on fixed interest rates. A change in interest rates of 1% on an annual basis would – viewed in isolation – impact the Group's interest expenses by around DKK 33 million.

Risk factors

The forward-looking statements contained in this announcement, including expected revenue and earnings performance, inherently involve risks and uncertainties that could be materially affected by factors such as global economic matters, including interest rate and currency movements, fluctuations in raw material prices, production-related problems, breach or unexpected termination of contracts, price reductions resulting from market-driven price reductions, market acceptance of new products and launches of rivalling products. Danisco is only obliged to update and adjust the stated expectations in so far as this is required by law, including the Danish Securities Trading Act.

Other information

Accounting policies etc.
The accounting policies are unchanged from 2006/07.

In case of discrepancies between the Danish and English versions of the Announcement of Results, the Danish version prevails.

Share-based payments
As resolved at the Annual General Meeting on 29 August 2007, up to 600,000 share options will be issued to the Executive Board and senior managers, totalling some 150 persons, at a share price of DKK 483. Subsequently, the option programme will comprise 2,115,819 shares equivalent to 4.32% of the Company's share capital. The cost of these programmes is in line with IFRS expensed in the income statement on an ongoing basis.

Sustainability
Danisco has again been selected for inclusion in the Dow Jones Sustainability indexes. The Dow Jones Sustainability World Index (DJSI World) comprises more than 300 companies that represent the top 10% of the leading sustainability companies out of the biggest 2,500 companies in the Dow Jones World Index. Companies are selected on their financial, social and environmental performance. Only four Danish companies from various sectors were selected for the DJSI World this year. Danisco was also included in the DJSI STOXX index, and has been listed on both indexes since 2002.

Information meeting
This Announcement of Results is also available at www.danisco.com. The meeting for institutional investors, equity analysts and the press to be held today at 15.00 pm will be webcast at the above address.

Financial calendar

Date		Reporting period
19 November	2007	IR quiet period starts for Q2
17 December	2007	Q2 results
29 February	2008	IR quiet period starts for Q3
26 March	2008	Q3 results
26 May	2008	IR quiet period starts for Q4
23 June	2008	Q4 results
17 August	2008	IR quiet period starts for Q1
20 August	2008	Annual General Meeting 2008
18 September	2008	Q1 results
17 November	2008	IR quiet period starts for Q2
16 December	2008	Q2 results

For further information, please contact:
Investor Relations, tel.: +45 3266 2912, investor@danisco.com
Media Relations, tel.: +45 3266 2913, info@danisco.com

Management's statement

The Board of Directors and the Executive Board have considered and approved the interim report for the period 1 May – 31 July 2007 of Danisco A/S.

The interim report, which is unaudited, has been prepared in accordance with the International Financial Reporting Standards (IFRS) as adopted by the EU and Danish disclosure requirements governing interim financial reporting for listed companies. In our opinion, the interim report gives a true and fair view of the Group's assets, liabilities, financial position, cash flows and results of operations.

19 September 2007

Board of Directors

Anders Knutsen, Chairman

Jørgen Tandrup, Deputy Chairman

Håkan Björklund

Kirsten Drejer

Lis Glibstrup

Peter Højland

Flemming Kristensen

Bent Willy Larsen

Matti Vuoria

Executive Board

Tom Knutzen, CEO

Søren Bjerre-Nielsen

Mogens Granborg

Income statement 1 May 2007 - 31 July 2007

(DKKm)	Q1 2007/08	Q1 2006/07	YTD 2007/08	YTD 2006/07
Revenue	**4,672**	**4,866**	**4,672**	**4,866**
Cost of sales	(3,047)	(3,231)	(3,047)	(3,231)
Gross profit	**1,625**	**1,635**	**1,625**	**1,635**
Research and development expenses	(171)	(180)	(171)	(180)
Distribution and sales expenses	(632)	(603)	(632)	(603)
Administrative expenses	(266)	(289)	(266)	(289)
Other operating income	28	16	28	16
Other operating expenses	(6)	0	(6)	0
Share-based payments	21	56	21	56
Operating profit before special items	**599**	**635**	**599**	**635**
Special items	0	(15)	0	(15)
Operating profit	**599**	**620**	**599**	**620**
Net financial expenses	(105)	(93)	(105)	(93)
Profit before tax	**494**	**527**	**494**	**527**
Income tax expense	(158)	(152)	(158)	(152)
Profit for the period from continuing operations	**336**	**375**	**336**	**375**
Profit for the period from discontinued operations	457	48	457	48
Profit for the period	**793**	**423**	**793**	**423**
Distribution of profit for the period				
Equity holders of the parent	785	414	785	414
Minority interests	8	9	8	9
Total	**793**	**423**	**793**	**423**
Earnings per share in DKK				
EPS	15.94	8.50	15.94	8.50
DEPS	15.87	8.44	15.87	8.44
EPS from continuing operations	6.73	7.51	6.73	7.51
DEPS from continuing operations and before special items	6.71	7.69	6.71	7.69

Cash flow statement 1 May 2007 - 31 July 2007

(DKKm)	Q1 2007/08	Q1 2006/07	2007/08	2006/07
Cash flow from operating activities				
Operating profit before special items from continuing operations	599	635	599	635
Depreciation and writedowns	256	260	256	260
Adjustments	(6)	(7)	(6)	(7)
Share-based payments paid	(14)	(18)	(14)	(18)
Special items paid	-	(15)	-	(15)
Change in working capital	776	732	776	732
Interest received	114	147	114	147
Interest paid	(205)	(240)	(205)	(240)
Corporation tax paid	(144)	(58)	(144)	(58)
Cash flow from operating activities	**1,376**	**1,436**	**1,376**	**1,436**
Cash flow from investing activities				
Purchase of property, plant and equipment	(219)	(244)	(219)	(244)
Sale of property, plant and equipment	12	28	12	28
Purchase of intangible assets	-	-	-	-
Sale of intangible assets	(16)	(25)	(16)	(25)
Sale of financial assets	30	66	30	66
Cash flow from investing activities	**(193)**	**(175)**	**(193)**	**(175)**
Free cash flow	**1,183**	**1,261**	**1,183**	**1,261**
Cash flow from financing activities				
Change in financial liabilities	(4,188)	(1,182)	(4,188)	(1,182)
Acquisition of treasury shares	(170)	(90)	(170)	(90)
Sale of treasury shares	5	-	5	-
Change in minority interests	(1)	-	(1)	-
Cash flow from financing activities	**(4,354)**	**(1,272)**	**(4,354)**	**(1,272)**
Cash flow from discontinued operations	**3,328**	**25**	**3,328**	**25**
Decrease/increase in cash and cash equivalents	**157**	**14**	**157**	**14**
Cash and cash equivalents at start of period	372	411	372	411
Exchange adjustment of cash and cash equivalents	3	(5)	3	(5)
Cash and cash equivalents at end of period	**532**	**420**	**532**	**420**

Net interest bearing debt

(DKKm)	Q1 2007/08	Q1 2006/07	2007/08	2006/07
Specification of net interest bearing debt				
Non-current mortgage and credit institutions debt	4,330	5,411	4,330	5,411
Current mortgage and credit institutions debt	4,294	6,962	4,294	6,962
Interest bearing debt	**8,624**	**12,373**	**8,624**	**12,373**
Other interest bearing receivables or debt	(15)	15	(15)	15
Cash and cash equivalents	(532)	(420)	(532)	(420)
Net interest bearing debt	**8,077**	**11,968**	**8,077**	**11,968**
Change in net interest bearing debt				
Net interest bearing debt beginning of period	**12,222**	**13,224**	**12,222**	**13,224**
Exchange adjustment of opening value etc.	(23)	(59)	(23)	(59)
Net financial liabilities divested	296	-	296	-
Change in financial liabilities	(4,188)	(1,182)	(4,188)	(1,182)
Decrease/increase in cash and cash equivalents	(157)	(14)	(157)	(14)
Non-interest bearing financial liabilities, reversed	(109)	(9)	(109)	(9)
Other movements	36	8	36	8
Net interest bearing debt end of period	**8,077**	**11,968**	**8,077**	**11,968**

Statement of recognised income and expense

(DKKm)	31 July 2007	31 July 2006	30 April 2007
Consolidated profit including discontinued business	**793**	**423**	**1,079**
Foreign exchange rate adjustment of subsidiaries and associates	(8)	(98)	(418)
Hedging of future transactions for the period	65	(2)	(97)
Tax on items recognised directly in equity	(12)	(1)	8
Other movements in equity	(20)	(11)	34
Net income recognised directly in equity	**25**	**(112)**	**(473)**
Total recognised income and expense	**818**	**311**	**606**

Balance sheet 31 July 2007

(DKKm)	31 July 2007	31 July 2006	30 April 2007
Assets			
Goodwill	9,117	10,603	10,399
Other intangible assets	1,151	1,257	1,213
Property, plant and equipment	8,228	8,635	8,693
Investments	429	582	791
Total non-current assets	**18,925**	**21,077**	**21,096**
Inventories	4,214	4,492	5,371
Receivables	4,367	4,810	4,546
Cash and cash equivalents	532	420	372
Total current assets	**9,113**	**9,722**	**10,289**
Total assets	**28,038**	**30,799**	**31,385**
Equity and liabilities			
Share capital	979	979	979
Other reserves	12,316	11,642	11,665
Equity attributable to equity holders of the parent	**13,295**	**12,621**	**12,644**
Minority interests	306	326	305
Total equity	**13,601**	**12,947**	**12,949**
Non-current liabilities	6,487	7,725	8,456
Current liabilities	7,950	10,127	9,980
Total liabilities	**14,437**	**17,852**	**18,436**
Total equity and liabilities	**28,038**	**30,799**	**31,385**
Changes in equity			
Equity at beginning of period	**12,949**	**12,726**	**12,726**
Total recognised income and expense	**818**	**311**	**606**
Dividends paid to shareholders	-	-	(328)
Dividends paid to minority interests	(1)	-	(32)
Capital increase	1	-	1
Sale of activity	(5)	-	-
Share-based payments	4	-	12
Buyback of shares	(170)	(99)	(123)
Sale of treasury shares	5	9	87
Total change in equity	**652**	**221**	**223**
Equity at end of period	**13,601**	**12,947**	**12,949**
Other balance sheet data			
Net interest-bearing debt	8,077	11,968	12,222
Net operating assets	13,760	15,111	15,444
Invested capital	22,877	25,714	25,843

Top line growth in Ingredients

(%)	Total	Currency	Acquisitions	Organic	Sales distribution
Sales growth by division					
Q1 2007/08 vs. Q1 2006/07					
Bio Ingredients	3	(3)	0	6	43
Texturants & Sweeteners	0	(2)	1	1	57
Total	**1**	**(3)**	**1**	**3**	**100**
2007/08 vs. 2006/07					
Bio Ingredients	3	(3)	0	6	43
Texturants & Sweeteners	0	(2)	1	1	57
Total	**1**	**(3)**	**1**	**3**	**100**
Sales growth by geography					
Q1 2007/08 vs. Q1 2006/07					
Europe	0	0	0	0	40
North America	(5)	(7)	0	2	26
Latin America	6	0	0	6	9
Asia-Pacific	5	(5)	3	7	19
Rest of the world	33	(2)	1	34	6
Total	1	**(3)**	**1**	**3**	**100**
2007/08 vs. 2006/07					
Europe	0	0	0	0	40
North America	(5)	(7)	0	2	26
Latin America	6	0	0	6	9
Asia-Pacific	5	(5)	3	7	19
Rest of the world	33	(2)	1	34	6
Total	1	**(3)**	**1**	3	**100**

Holding of treasury shares

	Nominal value (DKK '000)	Number	% of share capital
Holding at 1 May 2007	3,303	165,146	0.34
Purchase	8,160	408,000	0.83
Sale, exercise of share options	(230)	(11,500)	(0.02)
Holding at 31 July 2007	**11,233**	**561,646**	**1.15**
Purchase since end of Quarter	7,280	364,000	0.74

Quarterly key figures based on proforma balance

(DKKm)	2006/07 Q1	2006/07 Q2	2006/07 Q3	2006/07 Q4	2006/07 YTD	2007/08 Q1	2007/08 Q2	2007/08 Q3	2007/08 Q4	2007/08 YTD
Income statement										
Revenue	4,866	4,750	4,443	4,743	18,802	4,672	-	-	-	4,672
EBITDA before special items	895	721	627	835	3,078	849	-	-	-	849
Share-based payments	56	(38)	(6)	9	21	21	-	-	-	21
Operating profit before special items	635	464	367	568	2,034	599	-	-	-	599
Special items	(15)	(70)	(16)	(76)	(179)	(0)	-	-	-	(0)
Operating profit	620	393	349	493	1,855	599	-	-	-	599
Net financial expenses	(93)	(134)	(150)	(129)	(506)	(105)	-	-	-	(105)
Profit before tax	527	259	199	364	1,349	494	-	-	-	494
Profit for the period from continuing operations	375	184	141	240	940	336	-	-	-	336
Profit for the period from discontinued operations	48	36	22	33	139	457	-	-	-	457
Profit attributable to equity holders of the parent	414	215	153	276	1,058	785	-	-	-	785
Cash flow from operating activities	1,436	1,246	(561)	82	2,203	1,376	-	-	-	1,376
Net investments in property, plant and equipment	(216)	(261)	(307)	(360)	(1,144)	(207)	-	-	-	(207)
Net investments in intangible assets	(25)	(27)	(37)	(41)	(130)	(16)	-	-	-	(16)
Purchase and sale of enterprises and activities	-	(61)	0	1	(60)	0	-	-	-	0
Purchase and sale of financial assets	66	(6)	(9)	(15)	36	30	-	-	-	30
Free cashflow	1,261	891	(914)	(333)	905	1,183	-	-	-	1,183
Balance sheet										
Assets	30,799	31,028	32,249	31,385	31,385	28,038	-	-	-	28,038
Equity attributable to equity holders of the parent	12,621	12,544	12,668	12,644	12,644	13,295	-	-	-	13,295
Equity	12,947	12,845	12,977	12,950	12,950	13,601	-	-	-	13,601
Net interest-bearing debt	11,968	11,324	12,063	12,222	12,222	8,077	-	-	-	8,077
Invested capital	23,143	22,441	23,259	23,463	23,463	22,876	-	-	-	22,876
Return on capital (%)										
ROIC	7.9	7.6	7.6	7.9	7.9	7.8	-	-	-	7.8
ROE	5.7	5.2	5.1	8.4	8.4	11.2	-	-	-	11.2
RONOA (%)*										
Ingredients	17.2	17.3	17.8	18.5	18.5	18.4	-	-	-	18.4
Sugar	14.5	14.1	12.3	11.4	11.4	11.3	-	-	-	11.3
Total	15.0	14.8	14.4	14.5	14.5	14.5	-	-	-	14.5
Net working capital										
Ingredients	3,262	3,128	3,193	3,184	3,184	3,537	-	-	-	3,537
Sugar	1,431	672	1,614	2,320	2,320	1,515	-	-	-	1,515
Unallocated	(16)	(17)	(24)	(22)	(21)	(20)	-	-	-	(20)
Total	4,677	3,782	4,783	5,482	5,482	5,033	-	-	-	5,033
Non-current assets										
Ingredients	5,308	5,440	5,476	5,599	5,599	5,686	-	-	-	5,686
Sugar	3,674	3,651	3,514	3,046	3,048	2,956	-	-	-	2,956
Unallocated	191	212	207	215	215	84	-	-	-	84
Total	9,173	9,303	9,197	8,860	8,860	8,728	-	-	-	8,726
Net operating assets										
Ingredients	8,570	8,567	8,669	8,782	8,782	9,223	-	-	-	9,223
Sugar	5,105	4,323	5,128	5,366	5,366	4,471	-	-	-	4,471
Unallocated	175	195	183	194	194	64	-	-	-	64
Total	13,850	13,085	13,980	14,342	14,342	13,759	-	-	-	13,759
Goodwill										
Ingredients	7,949	8,013	7,933	7,777	7,777	7,776	-	-	-	7,776
Sugar	1,344	1,343	1,346	1,343	1,343	1,341	-	-	-	1,341
Unallocated	-	-	-	-	-	-	-	-	-	-
Total	9,293	9,356	9,279	9,120	9,120	9,117	-	-	-	9,117
Invested capital										
Ingredients	16,519	16,580	16,602	16,559	16,559	16,999	-	-	-	16,999
Sugar	6,449	5,666	6,474	6,709	6,709	5,812	-	-	-	5,812
Unallocated	175	195	183	194	194	65	-	-	-	65
Total	23,143	22,441	23,259	23,462	23,462	22,876	-	-	-	22,876

*) Calculated on a rolling 12-month basis.

Quarterly key figures based on proforma balance

(DKKm)	2006/07 Q1	2006/07 Q2	2006/07 Q3	2006/07 Q4	2006/07 YTD	2007/08 Q1	2007/08 Q2	2007/08 Q3	2007/08 Q4	2007/08 YTD
Revenue per division										
Bio Ingredients	1,318	1,340	1,282	1,269	5,209	1,364	-	-	-	1,364
Texturants & Sweeteners	1,773	1,701	1,648	1,769	6,891	1,772	-	-	-	1,772
Eliminations	(6)	(2)	(9)	(9)	(26)	(9)	-	-	-	(9)
Ingredients	3,085	3,039	2,921	3,029	12,074	3,127	-	-	-	3,127
Sugar	1,847	1,776	1,587	1,785	6,995	1,606	-	-	-	1,606
Eliminations	(66)	(65)	(65)	(71)	(267)	(61)	-	-	-	(61)
Total	4,866	4,750	4,443	4,743	18,802	4,672	-	-	-	4,672
Organic growth per division (%)										
Bio Ingredients	8	6	4	4	6	6	-	-	-	6
Texturants & Sweeteners	5	6	4	6	6	1	-	-	-	1
Total	7	7	4	5	6	3	-	-	-	3
Revenue per region										
Europe	1,281	1,165	1,142	1,190	4,758	1,258	-	-	-	1,258
North America	867	852	798	819	3,333	827	-	-	-	827
Latin America	277	298	291	283	1,149	294	-	-	-	294
Asia-Pacific	555	575	550	569	2,249	584	-	-	-	584
Rest of the world	125	149	140	168	582	164	-	-	-	164
Total	3,085	3,039	2,921	3,029	12,074	3,127	-	-	-	3,127
Organic growth per region (%)										
Europe	8	8	1	0	4	0	-	-	-	0
North America	5	3	0	4	3	2	-	-	-	2
Latin America	16	3	5	20	11	6	-	-	-	6
Asia-Pacific	4	11	11	6	8	7	-	-	-	7
Rest of the world	-3	15	16	34	16	34	-	-	-	34
Total	7	7	4	5	6	3	-	-	-	3
EBITDA before special items										
Ingredients	609	552	502	600	2,263	628	-	-	-	628
Sugar	265	245	171	267	948	232	-	-	-	232
Unallocated	(35)	(38)	(40)	(41)	(154)	(32)	-	-	-	(32)
Subtotal	839	759	633	826	3,057	828	-	-	-	828
Share-based payments	56	(38)	(6)	9	21	21	-	-	-	21
Total	895	721	627	835	3,078	849	-	-	-	849
EBITDA margin (%)										
Ingredients	19.7	18.2	17.2	19.8	18.7	20.1	-	-	-	20.1
Sugar	14.3	13.8	10.8	15.0	13.6	14.4	-	-	-	14.4
Total	18.4	15.2	14.1	17.6	16.4	18.2	-	-	-	18.2
Operating profit before special items										
Bio Ingredients	219	196	144	180	739	231	-	-	-	231
Texturants & Sweeteners	231	198	201	260	890	235	-	-	-	235
Central R&D	(8)	(9)	(11)	(9)	(37)	(5)	-	-	-	(5)
Ingredients	442	385	334	431	1,592	461	-	-	-	461
Sugar	175	155	80	171	581	151	-	-	-	151
Unallocated	(38)	(38)	(41)	(43)	(160)	(34)	-	-	-	(34)
Subtotal	579	502	373	559	2,013	578	-	-	-	578
Share-based payments	56	(38)	(6)	9	21	21	-	-	-	21
Total	635	464	367	568	2,034	599	-	-	-	599
EBIT margin (%)										
Bio Ingredients	16.6	14.6	11.3	14.2	14.2	16.9	-	-	-	16.9
Texturants & Sweeteners	13.0	11.6	12.2	14.7	12.9	13.3	-	-	-	13.3
Ingredients	14.3	12.7	11.4	14.2	13.2	14.7	-	-	-	14.7
Sugar	9.5	8.7	5.0	9.6	8.3	9.4	-	-	-	9.4
Total	13.1	9.7	8.3	12.0	10.8	12.8	-	-	-	12.8
Special items										
Ingredients	(15)	(66)	(8)	(82)	(171)	-	-	-	-	-
Sugar	-	-	(10)	(2)	(12)	-	-	-	-	-
Unallocated	-	(4)	-	8	4	-	-	-	-	-
Total	(15)	(70)	(18)	(76)	(179)	-	-	-	-	-

Result of discontinuing operations

(DKKm)	Q1 2007/08	Q1 2006/07	YTD 2007/08	YTD 2006/07
Revenue	**292**	**418**	**292**	**418**
Cost of sales	(170)	(244)	(170)	(244)
Gross profit	**122**	**174**	**122**	**174**
Costs	**(82)**	**(106)**	**(82)**	**(106)**
Operating profit before special items	**40**	**68**	**40**	**68**
Special items	830	(1)	830	(1)
Operating profit	**870**	**67**	**870**	**67**
Net Financials	-	-	-	-
Profit before tax	**870**	**67**	**870**	**67**
Income tax expense	(413)	(19)	(413)	(19)
Profit for the period from discontinued operations	**457**	**48**	**457**	**48**
Cash Flow from discontinuing operations				
Cash flow from operating activities	(38)	29	(38)	29
Cash flow from investing activities	3,348	(6)	3,348	(6)
Cash flow from financing activities	18	2	18	2
Total	**3,328**	**25**	**3,328**	**25**

Proforma Balance sheet

(DKKm)	31 July 2007	31 July 2006	30 April 2007
Assets			
Goodwill	9,117	9,293	9,121
Other intangible assets	1,151	1,203	1,172
Property, plant and equipment	8,228	8,117	8,238
Investments	429	555	528
Total non-current assets	**18,925**	**19,168**	**19,059**
Inventories	4,214	4,018	4,937
Receivables	4,367	4,475	4,467
Assets held for sale	-	2,718	2,550
Cash and cash equivalents	532	420	372
Total current assets	**9,113**	**11,631**	**12,326**
Total	**28,038**	**30,799**	**31,385**
Equity and liabilities			
Share capital	979	979	979
Other reserves	12,316	11,642	11,665
Equity attributable to equity holders of the parent	**13,295**	**12,621**	**12,644**
Minority interests	306	326	305
Total equity	**13,601**	**12,947**	**12,949**
Non-current liabilities	6,487	7,711	8,551
Current liabilities	7,950	10,021	9,742
Liabilities held for sale	-	120	143
Total liabilities	**14,437**	**17,852**	**18,436**
Total	**28,038**	**30,799**	**31,385**

Assets and liabilities held for sale

(DKKm)	31 July 2007	31 July 2006	30 April 2007
Goodwill	-	1,310	1,279
Non-current assets	-	559	485
Net working capital	-	702	616
Invested capital	-	**2,571**	**2,380**
Investments	-	27	27
Total	-	**2,598**	**2,407**
Assets held for sale	-	2,718	2,550
Liabilities held for sale	-	(120)	(143)
Total	-	**2,598**	**2,407**

Stock exchange notices

Notices issued in the past 12 months

Date		No.	Title
19 September	2006	13	Announcement of Results for Q1 2006/07
2 November	2006	14	Warrant programme: Issue of new shares
3 November	2006	Without no.	Updated Articles of Association with appendix 1
9 November	2006	15	New reporting structure in connection with 'Unfolding the potential'
27 November	2006	16	Election of employee representatives to the Board of Directors of Danisco A/S
4 December	2006	17	Election of employee representatives to the Board of Directors of Danisco A/S
14 December	2006	18	Announcement of Results for H1 2006/07
26 January	2007	01	Warrant programme: Issue of new shares
26 January	2007	Without no.	Updated Articles of Association with appendix 1
1 February	2007	Without no.	Updated Articles of Association with appendix 1 (New version)
19 February	2007	02	Ruling in enzyme patent infringement case
23 February	2007	03	The European Commission announces quota reduction
20 March	2007	04	Announcement of Results for Q3 2006/07
17 April	2007	05	Patent dispute over SPEZYME® ETHYL settled as expected
2 May	2007	06	Warrant programme: Issue of new shares
2 May	2007	Without no.	Updated Articles of Association with appendix 1
2 May	2007	07	Market rumours regarding sale of Flavour Division
3 May	2007	08	Danisco signs agreement on the divestment of Flavours and enters strategic partnership with Firmenich
1 June	2007	09	Announcement on the total number of voting rights and total share capital of the company
20 June	2007	10	Announcement of Results for 2006/07
20 June	2007	Without no.	Danisco Annual Report 2006/07
21 June	2007	Without no.	Insider trading
22 June	2007	Without no.	Insider trading (3 notices)
25 June	2007	Without no.	Insider trading (2 notices)
28 June	2007	Without no.	Insider trading
2 July	2007	11	Share buyback initiated – divestment of Flavours implemented
9 July	2007	12	Share buyback
16 July	2007	13	Share buyback
23 July	2007	14	Share buyback
30 July	2007	15	Share buyback

Post balance-sheet notices

Date		No.	Title
2 August	2007	16	Warrant programme: Issue of new shares
2 August	2007	Without no.	Updated Articles of Association with appendix 1
6 August	2007	17	Share buyback
9 August	2007	Without no.	Notice convening AGM 2007
13 August	2007	18	Share buyback
20 August	2007	19	Share buyback
27 August	2007	20	Share buyback
29 August	2007	21	Excerpt of the Chairman's report at the Annual General Meeting on 29 August 2007
29 August	2007	22	Annual General Meeting 29 August 2007
30 August	2007	Without no.	Updated Articles of Association with appendix 1
31 August	2007	23	Announcement on the total number of voting rights and total share capital of the company
3 September	2007	24	Share buyback
10 September	2007	25	Share buyback
17 September	2007	26	Share buyback

For further information:
Danisco A/S
CVR no. 11350356
Langebrogade 1
P.O.Box 17
1001 Copenhagen K
Denmark
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

Investor Relations, tel. +45 3266 2912, investor@danisco.com
Media Relations, tel. +45 3266 2913, info@danisco.com

EXECUTIVE BOARD

DANISCO

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

Notice no.: 28/2007

24 September 2007

Share buyback in Danisco A/S

On 20 June 2007 the Board of Directors of Danisco decided to launch a share buyback programme under which Danisco will buy back treasury shares for an amount of up to DKK 500,000,000 in the period from 3 July 2007 to 14 December 2007.

The programme is structured according to the provisions of the EU Commission's regulation no. 2273/2003 of 22 December 2003, also referred to as the 'safe harbour method'.

Since our Notice no. 12/2007 of 9 July 2007, the following transactions have been made under the programme:

	Number of shares	Average purchase price in DKK	Transaction value in DKK
Accumulated at latest Notice	672,000	407.85	274,075,940
17 September 2007	7,000	381.81	2,672,670
18 September 2007	8,000	385.29	3,082,320
19 September 2007	8,000	398.47	3,187,760
20 September 2007	30,000	398.14	11,944,200
21 September 2007	10,000	398.49	3,984,900
Accumulated volume under programme	735,000	406.73	298,947,790

With the buyback of shares as stated above, Danisco owns a total of 988,646 treasury shares of a nominal value of DKK 20 each, corresponding to 2.02% of the total number of 48,941,495 issued shares.

An amount of DKK 201,052,210 remains to be used under the programme.

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:
Investor Relations, tel.: +45 3266 2912, e-mail: investor@danisco.com
Media Relations, tel.: +45 3266 2913, e-mail: info@danisco.com

12.

DANISCO

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
1001 Copenhagen K
Denmark
Tel +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

27 September 2007

The EU takes key steps to restore sugar market balance. Operating profit (EBIT) in Danisco Sugar upgraded by DKK 150 million to DKK 450 million

Following the newly adopted amendment of the EU sugar reform, Danisco plans to sell part of its quota and buy additional quota in Denmark and Sweden with a view to maintaining production efficiency.

Yesterday, as expected, the EU agriculture ministers adopted a number of changes to the sugar regime introduced in 2006. The objective is to further encourage voluntary quota renunciation and thereby ensure the required reduction of European sugar production.

As a new incentive, beet growers will be allowed to sell 10% of the quota. Moreover, sugar producers who sell a quota share corresponding to no less than the EU Commission's temporary quota withdrawal for 2007/08 will receive a refund of the restructuring levy charged on the quota withdrawn.

Executive Vice President, Mogens Granborg, Danisco A/S, says in a comment:
'We are very satisfied with the steps taken. This amendment comprises a range of positive elements in that it provides clarity and rectifies some of the inexpedient aspects of the 2006 reform. We expect the new incentives to accelerate the reduction of sugar production in Europe, bringing us back on track to restoring the market balance.'

Voluntary quota reduction
Expecting that beet growers will take advantage of the possibility to sell quota, Danisco will enter into negotiations with growers and employees for a quota sale of up to 13.5% in all its production countries, corresponding to a total of around 135,000 tonnes of sugar. Per country, this is on a par with the temporary quota withdrawal adopted by the EU Commission in the spring of 2007. The quota reduction will be in force as from 2008/09.

The financial aspect of beet growing varies widely from country to country, and not until it has been clarified to which extent beet growers will sell quota, will it be possible to decide on the distribution of the final quota sale.

Quota purchases in Denmark and Sweden

In order to minimise the effect of this quota reduction in Denmark and Sweden, Danisco Sugar has moreover decided to exploit the possibility offered by the 2006 sugar reform of buying quota. We therefore set out to buy around 32,000 tonnes of quota in Denmark and around 18,000 tonnes of quota in Sweden with effect from 2007/08. This is to ensure the optimum production volume at Danisco Sugar's most efficient sugar factories, which use beet from the best cultivation areas in the respective countries. According to harvest forecasts, sugar yields in Denmark and Sweden are on a par with the Central European level, which underpins the future prospects of sugar beet as a commercially attractive crop for the agricultural sector.

Planned quota purchases and sales will mean a net reduction in Danisco's overall sugar quota of around 85,000 tonnes to around 967,000 tonnes.

Outlook for 2007/08
Quota purchases in Denmark and Sweden will represent a total investment of approx. DKK 220 million to be depreciated over eight years. Danish Sugar Beet Growers and Betodlarna in Sweden will contribute to the investment.

As a result of quota sales, Danisco Sugar will avoid a restructuring levy of approx. DKK 150 million in 2007/08. Against this background, Danisco A/S is upgrading the operating profit (EBIT) estimate for the year in Sugar from around DKK 300 million to around DKK 450 million.

Quota sales are estimated to contribute earnings of approx. DKK 180 million to be recognised under special items. The detailed effect of net quota sales and other items pertaining to the restructuring, including write-down of fixed assets, is expected to be known at the announcement of the Q2 results in December 2007. These items will also be recognised under special items.

The expected profit for the year after share-based payments is increased from more than DKK 1,350 million to more than DKK 1,450 million.

Long-term outlook for Danisco Sugar A/S
We believe that the changes to the reform will lead to significant sales of quota in the EU in the next six months, which will create a better balance between demand and supply in the European sugar market. This forms a key basis for the further development of Danisco's sugar division under a new ownership structure that will now become a reality, just as it supports the announced time frame for establishment of a new ownership structure within the next 1 to 2 years.

The long-term target of reverting to an EBIT margin of at least 10% is supported by the amended sugar reform. Quota sales and, consequently, lower production mean that we expect long-term revenue in the interval between DKK 5.0 and 5.5 billion.

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:
Mogens Granborg, Executive Vice President, tel.: +45 3266 2000
Dorthe Lindgreen, Communications Manager, Danisco Sugar, tel.: +45 3266 2588
Investor Relations, tel.: +45 3266 2912, investor@danisco.com
Media Relations, tel.: +45 3266 2913, info@danisco.com

EXECUTIVE BOARD

DANISCO 13.

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

Notice no.: 30/2007

1 October 2007

Share buyback in Danisco A/S

On 20 June 2007 the Board of Directors of Danisco decided to launch a share buyback programme under which Danisco will buy back treasury shares for an amount of up to DKK 500,000,000 in the period from 3 July 2007 to 14 December 2007.

The programme is structured according to the provisions of the EU Commission's regulation no. 2273/2003 of 22 December 2003, also referred to as the 'safe harbour method'.

Since our Notice no. 12/2007 of 9 July 2007, the following transactions have been made under the programme:

	Number of shares	Average purchase price in DKK	Transaction value in DKK
Accumulated at latest Notice	735,000	406.73	298,947,790
24 September 2007	6,000	395.97	2,375,820
25 September 2007	12,000	392.47	4,709,640
26 September 2007	5,000	394.75	1,973,750
27 September 2007	6,000	409.89	2,459,340
28 September 2007	25,000	408.77	10,219,250
Accumulated volume under programme	789,000	406.45	320,685,590

In the period from 24 September to 28 September, share options corresponding to 62,069 shares have been exercised under the existing option programmes. In consequence, Danisco now owns a total of 980,577 treasury shares of a nominal value of DKK 20 each, corresponding to 2.00% of the total number of 48,941,495 issued shares. An amount of DKK 179,314,410 remains to be used under the programme.

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:
Investor Relations, tel.: +45 3266 2912, e-mail: investor@danisco.com
Media Relations, tel.: +45 3266 2913, e-mail: info@danisco.com

With 9,700 employees in more than 40 countries, Danisco is one of the world's leading suppliers of food ingredients, sugar and industrial bioproducts. Based on our technology platform we use nature's own raw materials and resources to develop and produce ingredients for food and other products used in everyday life. Danisco ingredients are used in about every second ice cream and cheese, every third box of detergent and every fourth loaf of bread produced globally. Danisco ingredients based on food technology and biotechnology are also used in other consumer products - from feed and toothpaste to biofuel and plastics. Throughout the value chain, sustainability is integrated in Danisco's way of doing business.

14

EXECUTIVE BOARD

DANISCO

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

Notice no.: 31/2007

8 October 2007

Share buyback in Danisco A/S

On 20 June 2007 the Board of Directors of Danisco decided to launch a share buyback programme under which Danisco will buy back treasury shares for an amount of up to DKK 500,000,000 in the period from 3 July 2007 to 14 December 2007.

The programme is structured according to the provisions of the EU Commission's regulation no. 2273/2003 of 22 December 2003, also referred to as the 'safe harbour method'.

Since our Notice no. 12/2007 of 9 July 2007, the following transactions have been made under the programme:

	Number of shares	Average purchase price in DKK	Transaction value in DKK
Accumulated at latest Notice	789,000	406.45	320,685,590
1 October 2007	10,000	402.01	4,020,100
2 October 2007	5,000	402.68	2,013,400
3 October 2007	-	0.00	0
4 October 2007	10,000	406.04	4,060,400
5 October 2007	7,500	405.60	3,042,000
Accumulated volume under programme	821,500	406.36	333,821,490

With the buyback of shares as stated above, Danisco owns a total of 1,013,077 treasury shares of a nominal value of DKK 20 each, corresponding to 2.07% of the total number of 48,941,495 issued shares. An amount of DKK 166,178,510 remains to be used under the programme.

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:
Investor Relations, tel.: +45 3266 2912, e-mail: investor@danisco.com
Media Relations, tel.: +45 3266 2913, e-mail: info@danisco.com

With 9,700 employees in more than 40 countries, Danisco is one of the world's leading suppliers of food ingredients, sugar and industrial bioproducts. Based on our technology platform we use nature's own raw materials and resources to develop and produce ingredients for food and other products used in everyday life. Danisco ingredients are used in about every second ice cream and cheese, every third box of detergent and every fourth loaf of bread produced globally. Danisco ingredients based on food technology and biotechnology are also used in other consumer products - from feed and toothpaste to biofuel and plastics. Throughout the value chain, sustainability is integrated in Danisco's way of doing business.

EXECUTIVE BOARD

DANISCO 15

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

Notice no.: 32/2007

15 October 2007

Share buyback in Danisco A/S

On 20 June 2007 the Board of Directors of Danisco decided to launch a share buyback programme under which Danisco will buy back treasury shares for an amount of up to DKK 500,000,000 in the period from 3 July 2007 to 14 December 2007.

The programme is structured according to the provisions of the EU Commission's regulation no. 2273/2003 of 22 December 2003, also referred to as the 'safe harbour method'.

Since our Notice no. 12/2007 of 9 July 2007, the following transactions have been made under the programme:

	Number of shares	Average purchase price in DKK	Transaction value in DKK
Accumulated at latest Notice	821,500	406.36	333,821,490
8 October 2007	5,000	405.85	2,029,250
9 October 2007	-	-	-
10 October 2007	12,000	414.75	4,977,000
11 October 2007	10,000	419.39	4,193,900
12 October 2007	7,000	413.18	2,892,260
Accumulated volume under programme	855,500	406.68	347,913,900

With the buyback of shares as stated above, Danisco owns a total of 1,047,077 treasury shares of a nominal value of DKK 20 each, corresponding to 2.14% of the total number of 48,941,495 issued shares.

An amount of DKK 152,086,100 remains to be used under the programme.

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:
Investor Relations, tel.: +45 3266 2912, e-mail: investor@danisco.com
Media Relations, tel.: +45 3266 2913, e-mail: info@danisco.com

With 9,700 employees in more than 40 countries, Danisco is one of the world's leading suppliers of food ingredients, sugar and industrial bioproducts. Based on our technology platform we use nature's own raw materials and resources to develop and produce ingredients for food and other products used in everyday life. Danisco ingredients are used in about every second ice cream and cheese, every third box of detergent and every fourth loaf of bread produced globally. Danisco ingredients based on food technology and biotechnology are also used in other consumer products - from feed and toothpaste to biofuel and plastics. Throughout the value chain, sustainability is integrated in Danisco's way of doing business.

16

EXECUTIVE BOARD

DANISCO

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

Notice no.: 33/2007

22 October 2007

Share buyback in Danisco A/S

On 20 June 2007 the Board of Directors of Danisco decided to launch a share buyback programme under which Danisco will buy back treasury shares for an amount of up to DKK 500,000,000 in the period from 3 July 2007 to 14 December 2007.

The programme is structured according to the provisions of the EU Commission's regulation no. 2273/2003 of 22 December 2003, also referred to as the 'safe harbour method'.

Since our Notice no. 12/2007 of 9 July 2007, the following transactions have been made under the programme:

	Number of shares	Average purchase price in DKK	Transaction value in DKK
Accumulated at latest Notice	855,500	406.68	347,913,900
15 October 2007	12,000	413.80	4,965,600
16 October 2007	5,000	412.80	2,064,000
17 October 2007	14,000	412.52	5,775,280
18 October 2007	-	-	-
19 October 2007	20,000	406.85	8,137,000
Accumulated volume under programme	906,500	406.90	368,855,780

With the buyback of shares as stated above, Danisco owns a total of 1,098,077 treasury shares of a nominal value of DKK 20 each, corresponding to 2.24% of the total number of 48,941,495 issued shares.

An amount of DKK 131,144,220 remains to be used under the programme.

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:
Investor Relations, tel.: +45 3266 2912, e-mail: investor@danisco.com
Media Relations, tel.: +45 3266 2913, e-mail: info@danisco.com

EXECUTIVE BOARD

DANISCO

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

Notice no.: 34/2007

29 October 2007

Share buyback in Danisco A/S

On 20 June 2007 the Board of Directors of Danisco decided to launch a share buyback programme under which Danisco will buy back treasury shares for an amount of up to DKK 500,000,000 in the period from 3 July 2007 to 14 December 2007.

The programme is structured according to the provisions of the EU Commission's regulation no. 2273/2003 of 22 December 2003, also referred to as the 'safe harbour method'.

Since our Notice no. 12/2007 of 9 July 2007, the following transactions have been made under the programme:

	Number of shares	Average purchase price in DKK	Transaction value in DKK
Accumulated at latest Notice	906,500	406.90	368,855,780
22 October 2007	10,000	397.15	3,971,500
23 October 2007	7,000	401.18	2,808,260
24 October 2007	-	-	-
25 October 2007	-	-	-
26 October 2007	7,000	399.40	2,795,800
Accumulated volume under programme	930,500	406.70	378,431,340

With the buyback of shares as stated above, Danisco owns a total of 1,122,077 treasury shares of a nominal value of DKK 20 each, corresponding to 2.29% of the total number of 48,941,495 issued shares.

An amount of DKK 121,568,660 remains to be used under the programme.

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:
Investor Relations, tel.: +45 3266 2912, e-mail: investor@danisco.com
Media Relations, tel.: +45 3266 2913, e-mail: info@danisco.com

EXECUTIVE BOARD

DANISCO

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

Notice no.: 35/2007

5 November 2007

Share buyback in Danisco A/S

On 20 June 2007 the Board of Directors of Danisco decided to launch a share buyback programme under which Danisco will buy back treasury shares for an amount of up to DKK 500,000,000 in the period from 3 July 2007 to 14 December 2007.

The programme is structured according to the provisions of the EU Commission's regulation no. 2273/2003 of 22 December 2003, also referred to as the 'safe harbour method'.

Since our Notice no. 12/2007 of 9 July 2007, the following transactions have been made under the programme:

	Number of shares	Average purchase price in DKK	Transaction value in DKK
Accumulated at latest Notice	930,500	406.70	378,431,340
29 October 2007	28,000	399.78	11,193,840
30 October 2007	15,000	398.22	5,973,300
31 October 2007	9,000	396.31	3,566,790
1 November 2007	15,000	393.40	5,901,000
2 November 2007	-	-	-
Accumulated volume under programme	997,500	406.08	405,066,270

With the buyback of shares as stated above, Danisco owns a total of 1,189,077 treasury shares of a nominal value of DKK 20 each, corresponding to 2.43% of the total number of 48,941,495 issued shares.

An amount of DKK 94,933,730 remains to be used under the programme.

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:
Investor Relations, tel.: +45 3266 2912, e-mail: investor@danisco.com
Media Relations, tel.: +45 3266 2913, e-mail: info@danisco.com

With 9,700 employees in more than 40 countries, Danisco is one of the world's leading suppliers of food ingredients, sugar and industrial bioproducts. Based on our technology platform we use nature's own raw materials and resources to develop and produce ingredients for food and other products used in everyday life. Danisco ingredients are used in about every second ice cream and cheese, every third box of detergent and every fourth loaf of bread produced globally. Danisco ingredients based on food technology and biotechnology are also used in other consumer products - from feed and toothpaste to biofuel and plastics. Throughout the value chain, sustainability is integrated in Danisco's way of doing business.

EXECUTIVE BOARD

DANISCO

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

Notice no.: 36/2007

12 November 2007

Share buyback in Danisco A/S

On 20 June 2007 the Board of Directors of Danisco decided to launch a share buyback programme under which Danisco will buy back treasury shares for an amount of up to DKK 500,000,000 in the period from 3 July 2007 to 14 December 2007.

The programme is structured according to the provisions of the EU Commission's regulation no. 2273/2003 of 22 December 2003, also referred to as the 'safe harbour method'.

Since our Notice no. 12/2007 of 9 July 2007, the following transactions have been made under the programme:

	Number of shares	Average purchase price in DKK	Transaction value in DKK
Accumulated at latest Notice	997,500	406.08	405,066,270
5 November 2007	12,000	389.04	4,668,480
6 November 2007	10,000	388.80	3,888,000
7 November 2007	-	-	-
8 November 2007	8,000	389.00	3,112,000
9 November 2007	10,000	385.02	3,850,200
Accumulated volume under programme	1,037,500	405.38	420,584,950

With the buyback of shares as stated above, Danisco owns a total of 1,229,077 treasury shares of a nominal value of DKK 20 each, corresponding to 2.51% of the total number of 48,941,495 issued shares.

An amount of DKK 79,415,050 remains to be used under the programme.

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:
Investor Relations, tel.: +45 3266 2912, e-mail: investor@danisco.com
Media Relations, tel.: +45 3266 2913, e-mail: info@danisco.com

With 9,700 employees in more than 40 countries, Danisco is one of the world's leading suppliers of food ingredients, sugar and industrial bioproducts. Based on our technology platform we use nature's own raw materials and resources to develop and produce ingredients for food and other products used in everyday life. Danisco ingredients are used in about every second ice cream and cheese, every third box of detergent and every fourth loaf of bread produced globally. Danisco ingredients based on food technology and biotechnology are also used in other consumer products - from feed and toothpaste to biofuel and plastics. Throughout the value chain, sustainability is integrated in Danisco's way of doing business.

20

EXECUTIVE BOARD

DANISCO

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

Notice no.: 37/2007

19 November 2007

Share buyback in Danisco A/S

On 20 June 2007 the Board of Directors of Danisco decided to launch a share buyback programme under which Danisco will buy back treasury shares for an amount of up to DKK 500,000,000 in the period from 3 July 2007 to 14 December 2007.

The programme is structured according to the provisions of the EU Commission's regulation no. 2273/2003 of 22 December 2003, also referred to as the 'safe harbour method'.

Since our Notice no. 12/2007 of 9 July 2007, the following transactions have been made under the programme:

	Number of shares	Average purchase price in DKK	Transaction value in DKK
Accumulated at latest Notice	1,037,500	405.38	420,584,950
12 November 2007	15,000	382.95	5,744,250
13 November 2007	-	-	-
14 November 2007	-	-	-
15 November 2007	27,000	385.35	10,404,450
16 November 2007	8,000	387.52	3,100,160
Accumulated volume under programme	1,087,500	404.44	439,833,810

With the buyback of shares as stated above, Danisco owns a total of 1,279,077 treasury shares of a nominal value of DKK 20 each, corresponding to 2.61% of the total number of 48,941,495 issued shares.

An amount of DKK 60,166,190 remains to be used under the programme.

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:
Investor Relations, tel.: +45 3266 2912, e-mail: investor@danisco.com
Media Relations, tel.: +45 3266 2913, e-mail: info@danisco.com

With 9,700 employees in more than 40 countries, Danisco is one of the world's leading suppliers of food ingredients, sugar and industrial bioproducts. Based on our technology platform we use nature's own raw materials and resources to develop and produce ingredients for food and other products used in everyday life. Danisco ingredients are used in about every second ice cream and cheese, every third box of detergent and every fourth loaf of bread produced globally. Danisco ingredients based on food technology and biotechnology are also used in other consumer products - from feed and toothpaste to biofuel and plastics. Throughout the value chain, sustainability is integrated in Danisco's way of doing business.

21

EXECUTIVE BOARD

DANISCO

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

Notice no.: 38/2007

26 November 2007

Share buyback in Danisco A/S

On 20 June 2007 the Board of Directors of Danisco decided to launch a share buyback programme under which Danisco will buy back treasury shares for an amount of up to DKK 500,000,000 in the period from 3 July 2007 to 14 December 2007.

The programme is structured according to the provisions of the EU Commission's regulation no. 2273/2003 of 22 December 2003, also referred to as the 'safe harbour method'.

Since our Notice no. 12/2007 of 9 July 2007, the following transactions have been made under the programme:

	Number of shares	Average purchase price in DKK	Transaction value in DKK
Accumulated at latest Notice	1,087,500	404.44	439,833,810
19 November 2007	26,000	378.51	9,841,260
20 November 2007	17,000	371.16	6,309,720
21 November 2007	15,000	363.91	5,458,605
22 November 2007	15,000	358.86	5,382,900
23 November 2007	-	-	-
Accumulated volume under programme	1,160,500	402.26	466,826,295

With the buyback of shares as stated above, Danisco owns a total of 1,352,077 treasury shares of a nominal value of DKK 20 each, corresponding to 2.76% of the total number of 48,941,495 issued shares.

An amount of DKK 33,175,705 remains to be used under the programme.

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:
Investor Relations, tel.: +45 3266 2912, e-mail: investor@danisco.com
Media Relations, tel.: +45 3266 2913, e-mail: info@danisco.com

With 9,700 employees in more than 40 countries, Danisco is one of the world's leading suppliers of food ingredients, sugar and industrial bioproducts. Based on our technology platform we use nature's own raw materials and resources to develop and produce ingredients for food and other products used in everyday life. Danisco ingredients are used in about every second ice cream and cheese, every third box of detergent and every fourth loaf of bread produced globally. Danisco ingredients based on food technology and biotechnology are also used in other consumer products - from feed and toothpaste to biofuel and plastics. Throughout the value chain, sustainability is integrated in Danisco's way of doing business.

DANISCO

First you add knowledge...

Text size: A A

Annual General Meeting 2008

Conference and webcast

Date: 20 August 2008
Location: Copenhagen, Denmark
The Danisco management will give an overview of performance, sustainability and progress for Danisco for the financial year 2007/08.

- 15:00 CET, Wednesday 20 August 2008.

The webcast will be accessible via this website. The webcast will also be available on demand after 20 August.

Venue address:

To be confirmed.

Printed Friday, 09 November 2007 from
http://www.danisco.com/cms/connect/corporate/investor+relations/calendar/en/annual+general+meeting/event_29_August_2008_en.htm

DANISCO

First you add knowledge...

To the shareholders of Danisco A/S

Danisco A/S
Langebrogade 1
P.O Box 17
1001 Copenhagen K
Denmark
Tlf. + 45 3266 2000
Fax + 45 3266 2175
www.danisco.com
info@danisco.com

10 August 2007

Danisco's Annual General Meeting

Please find enclosed notification of the Company's Annual General Meeting.

Again this year the Annual General Meeting will be held in Tivoli Concert Hall. Admission cards also serve as admission to Tivoli Gardens. After the Annual General Meeting light refreshments will be served. The Annual General Meeting will be held on:

Wednesday 29 August 2007 at 3.00 pm.
Tivoli Concert Hall
Tivoli
Vesterbrogade 3
1620 Copenhagen V

Please note that the Annual General Meeting has been rescheduled to start at 3.00 pm.

You can order an admission card via **www.danisco.com** or **www.uk.vp.dk/agm**, or at VP Investor Services A/S on phone +45 4358 8866 or fax +45 4358 8867 by returning the completed form in the enclosed envelope or contacting the company's office. Preordered admission cards and ballot papers will be sent by mail.

In case you are not able to attend the Annual General Meeting, the Board of Directors of Danisco is willing to accept proxy voting for the relevant number of votes attached to your shares. If you wish to vote by proxy, you can go to our homepage, **www.danisco.com**, or to **www.uk.vp.dk/agm** and fill in an electronic form authorising the Board of Directors to vote in accordance with the recommendations of the Board of Directors, or you can tick the relevant boxes in the electronic proxy form. Alternatively, you can fill in the enclosed proxy form and return it with your signature to VP Investor Services A/S, Helgeshøj Allé 61, P.O. Box 20, 2630 Taastrup, Denmark, to be received no later than 27 August 2007.

Yours faithfully

Danisco A/S
Board of Directors

Encl.

To the shareholders of Danisco A/S

Danisco's Annual General Meeting will be held on Wednesday 29 August 2007 at 3.00 pm in Tivoli Concert Hall, Vesterbrogade 3, 1620 Copenhagen V, Denmark.

Agenda

1. The Board of Directors' report on the Company for the year ended
2. Submission of the audited annual report and resolution on the approval of the annual report
3. Resolution on the appropriation of profits or covering of losses in respect of the approved Annual Report
4. Election of members to the Board of Directors.
5. Resolutions proposed by the Board of Directors and shareholders
6. Election of one state-authorised public accountant to serve as auditor
7. Any other business

Re item 2

The Board of Directors proposes that the Annual Report for 1 May 2006 – 30 April 2007 be approved.

Re item 3

The Board of Directors proposes that a dividend of DKK 7.50 be paid per share of DKK 20 of the profit available for distribution according to the Annual Report. The remainder is transferred to the Company's reserves.

Re item 4

Anders Knutsen, Peter Højland and Matti Vuoria retire as directors in accordance with Article 17.2 of the Articles of Association and are proposed for re-election.

A detailed description of the three candidates is enclosed in the notice convening the Annual General Meeting, which was sent to all shareholders registered in Danisco's Register of Shares on 9 August 2007. The description is also available on Danisco's website, **www.danisco.com**, and may be obtained from Danisco's Shareholders' Secretariat.

Re item 5

The Board of Directors proposes the following resolutions:

a) Amendments to the Articles of Association

That the following secondary name be deleted from Article 1.2 of the Articles of Association: Danisco Flavours A/S (Danisco A/S).
Due to the divestment of Danisco's Flavours Division, it is proposed that the secondary name be deleted.

That Article 5.3 of the Articles of Association be amended to the following:
"The Register of Shares is kept by VP Investor Services A/S, Helgeshøj Allé 61, P.O. Box 20, 2630 Taastrup, Denmark."

The name and address of the keeper of the Company's Register of Shares as appointed by the Company must be included in the Articles of Association, cf. Section 25.1 of the Danish Companies Act.

That Article 8 of the Articles of Association be amended to the following:

"General Meetings shall be held in the Capital Region of Denmark".

Owing to the reform of the Danish municipal sector, the expression Capital Region of Denmark can be used. The current expression "Greater Copenhagen" is deleted.

That Article 25.1 of the Articles of Association be amended to the following:
"The annual report shall be drawn up in accordance with the provisions of the Danish Financial Statements Act and the International Financial Reporting Standards (IFRS)."
The proposal is motivated by new requirements for the preparation of annual reports.

b) That the Board members' emoluments continue to be DKK 300,000 with a premium of 150% and 50% to the Chairman and Deputy Chairman, respectively.

c) The Board of Directors proposes that in accordance with Section 48 of the Danish Companies Act, the Annual General Meeting authorise the Board of Directors in the period up to next year's Annual General Meeting to allow the Company to purchase own shares up to an amount of 10% of the share capital at the market price prevailing at the time of purchase with a deviation of up to 10%.

d) That overall guidelines for incentive programmes for the Executive Board be laid down and that a new provision be included in Article 21.3 of the Articles of Association.

With effect from 1 July 2007, Section 69 b of the Danish Companies Act stipulates that the board of directors of a listed company must lay down overall guidelines (see appendix) for incentive programmes granted to their board of directors and executive board before concluding any specific agreements to this effect. These guidelines must

be considered and approved by the company's annual general meeting.

For a number of years, Danisco A/S has granted share options to the Executive Board and a number of senior managers. The new rules solely include guidelines aimed at the Board of Directors and the Executive Board. Incentive programmes granted to other senior managers and key staff are usually kept within the above guidelines. However, in view of the need to grant competitive incentive programmes in accordance with local practice deviations may occur. The Board of Directors of Danisco is not granted incentive programmes. The Board of Directors has proposed guidelines for incentive programmes to be granted to the Executive Board. The guidelines are included in the resolutions in full to be sent to the registered shareholders who have so requested.

If the Annual General Meeting approves the guidelines, the following provision will be included in the Company's Articles of Association:

"Guidelines for incentive programmes to the Executive Board have been adopted, cf. Section 69 b (2) of the Danish Companies Act. The guidelines are available on Danisco's homepage."

e) Upon approval of the guidelines , cf. item d), the Board of Directors proposes to the Annual General Meeting that a share option programme be set up comprising up to 600,000 share options with an exercise price based on the average market price of five consecutive trading days after the Annual General Meeting (30 August to 5 September 2007 – both days included) with a premium of 10%, however, with a minimum price, calculated at DKK 483, corresponding to the average price of the five trading days before and the five trading days after 20 June 2007 with a premium of 10%. The share options may be exercised between 1 September 2010 and 1 September 2013, with the first options being granted on 1 September 2007 at the earliest. The share options will be granted to the Executive Board and senior managers.

For several years Danisco has granted share options to the Executive Board and senior managers to motivate and retain them and encourage common goals with the shareholders. Previously, the decision to grant share options was made by the Board of Directors. In consequence of changed legislation and Danisco's policy to follow best practice in corporate governance, any proposal to grant share option programmes to the Executive Board and senior managers will in future be submitted for approval by the Annual General Meeting. 600,000 share options will be granted to some 150 individuals, 110,000 of which will be granted to the Executive Board like last year.

A shareholder has submitted the following proposal:

f) "The Board of Directors should, no later than at next year's Annual General Meeting, propose to the Company's Annual General Meeting that Danisco A/S be demerged into two separate companies to the effect that (a) all activities related to sugar and (b) all activities related to ingredients and sweeteners be placed in separate companies, both of which should be listed on the OMX Copenhagen Stock Exchange. The terms and conditions of the proposed demerger are to be decided by the Board of Directors upon considering the proposal.

Ahead of submitting the proposal for consideration by the Annual General Meeting, the Board of Directors should prepare and submit the documents necessary for the demerger, including a demerger plan and review with appendices in accordance with the provisions of Part 15 of the Danish Companies Act."

The shareholder's motivation for the proposal is that Danisco A/S has produced an unsatisfactory yield for the shareholders. In fact, there has hardly been any yield for 10 years.

Comment: The Board of Directors cannot approve the proposal. However, the Board will consider the proposal and work to produce value-creating initiatives, which will be announced to our shareholders as soon as possible.

g) That the Chairman of the Annual General Meeting be authorised to make such amendments to the resolutions of the Annual General Meeting under item 5 in accordance with the conditions of the Danish Commerce and Companies Agency for registration of the General Meeting's resolutions.

Re item 6

It is proposed to re-appoint the Company's current auditor, Deloitte Statsautoriseret Revisionsaktieselskab.

---oooOOOooo---

In accordance with the Company's Articles of Association and the Danish Companies Act, the adoption of the resolutions mentioned under item 5 a requires that two-thirds of the votes cast and shareholders representing two-thirds of the voting rights at the Annual General Meeting vote in favour of the resolution.

As from Monday 20 August 2007, the agenda and the resolutions in full as well as the audited Annual Report will be available for inspection by the shareholders at the Company's

registered office. On the same day, the documents will be sent to those shareholders who have so requested, and the agenda and the resolutions in full will be available on Danisco's homepage at **www.danisco.com**.

Admission cards may be ordered via **www.uk.vp.dk/agm** or **www.danisco.com**, or alternatively at VP Investor Services A/S on phone +45 4558 8866 or fax +45 4358 8867 by returning the completed form in the enclosed envelope or by contacting the Company between 10.00 am and 3.00 pm, every day except Saturdays and Sundays. Pre-ordered admission cards and ballot papers will be sent by mail. The deadline for ordering admission cards and ballot papers for the Annual General Meeting is 27 August 2007. After this period, admission cards will be issued without ballot paper. Admission cards also serve as admission to Tivoli Gardens.

In case you are not able to attend the Annual General Meeting, the Board of Directors of Danisco is willing to accept proxy voting for the relevant number of votes attached to your shares. If you wish to vote by proxy, you can go to our homepage, **www.danisco.com**, or **www.uk.vp.dk/agm** and fill in an electronic form authorising the Board of Directors to vote in accordance with the recommendations of the Board of Directors, or you can tick the relevant boxes in the electronic proxy form. Alternatively, you can fill in the enclosed proxy form and return it with your signature to VP Investor Services A/S, Helgeshøj Allé 61, P.O. Box 20, 2630 Taastrup, Denmark, to be received no later than 27 August 2007. In the proxy form you may authorise the Board of Directors to vote in accordance with the recommendations of the Board of Directors or tick the relevant boxes in the proxy form.

Share capital, voting rights and custodian bank

The Company's share capital is DKK 978,829,900 consisting of shares with a nominal value of DKK 20.

The following voting rights in the Company are stipulated in the Articles of Association:

14.1 Each DKK 20 share shall give the shareholder one vote. However, no one shall be entitled to exercise the voting rights – either by proxy or in his own right – for a share amount of more than 7.5% of the Company's issued share capital. This restriction shall not apply to the Board of Directors voting as proxy of any shareholder, provided that the said proxy does not confer voting rights amounting to more than 7.5% of the Company's share capital.

14.2 For the purposes of Article 14.1, shares which according to the entry in the Register of Shares are owned by different individuals shall be deemed to be owned by one shareholder if the owners constitute an interest group, either expressly or tacitly, or if the individual shareholders are not free to exercise their voting rights due to any special relationship.

14.3 Voting rights can only be exercised by shareholders or their proxies if an admission card has been obtained in due time, cf. Article 14.4, and if the share conferring the voting right is registered in the name of the shareholder in the Register of Shares. Shareholders who have acquired shares by transfer may only exercise the voting right for the shares in question at the General Meeting if the shares are registered in the name of such shareholders at the time of the convening of the General Meeting or if the shareholders before that time have applied for registration and filed proof of the acquisition.

14.4 Every shareholder shall be entitled to attend the General Meeting, provided that he has requested and obtained an admission card at the Company's offices at least two weekdays before the Meeting. Proof that he is a shareholder shall have been conclusively provided on the presentation of an extract copy from the Danish Securities Centre, which shall not be more than one month old.

The Company has appointed Nordea as custodian bank. The Company's shareholders may exercise their financial rights through this bank.

We intend to transmit the Annual General Meeting via Danisco's homepage, **www.danisco.com**, with simultaneous interpretation into English.

Danisco A/S
Board of Directors

Directors recommended for re-election at the Annual General Meeting 2007:



Anders Knutsen, born 1947

- MSc Economics
- Chairman of the Board of Directors since 2002
- Deputy Chairman 1999-2002
- Joined the Board of Directors in 1997
- Chairman of the Boards of Solum A/S, Copenhagen Business School
- Deputy Chairman of the Boards of Fritz Hansen A/S, Hersild & Heggov A/S and Topdanmark A/S
- Director of Augustinus Fabrikker A/S and Katholm Invest A/S

Competencies:

Board experience from other listed companies, e.g. Topdanmark A/S.
International experience from the business-to-consumer segment, production, sale, branding and service as CEO of Bang & Olufsen in 1991-2001 and now as Deputy Chairman of Fritz Hansen A/S.
Business political competencies as member of the Danish Globalisation Council.



Peter Højland, born 1950

- BSc in Economics and Business Administration
- Board member
- Joined the Board of Directors in 1998
- Managing Director of Transmedica Holding A/S
- Chairman of the Boards of Amrop-Hever A/S, Bikuben Fondene, the Danish Centre for Management, Siemens A/S and Transmedica A/S
- Deputy Chairman of the Boards of BPT Arista A/S and Nordicom A/S
- Director of Danske Bank A/S, Knud Wexøe A/S and Rambøll Gruppen A/S

Competencies:

Board experience from listed companies, e.g. Danske Bank A/S and Nordicom A/S.
International experience from the business-to-business segment and heavy industry as former CEO of Superfos A/S in 1994-1999.



Matti Vuoria, born 1951

- Master of Law
- Board member
- Deputy Chairman 2002-2005
- Joined the Board of Directors in 1999
- CEO of Varma Mutual Pension Insurance Company
- Chairman of the Board of Winwind Oy
- Director of Sampo Plc, Stora Enso Oyj and Wärtsilä Corporation

Competencies:

Board experience from listed companies.
International experience from the business-to-business segment and heavy industry, organisational and public authority experience as former government official dealing with the EU, Russia and Eastern Europe.

Appendix

General guidelines in accordance with section 69 b of the Danish Companies Act concerning incentive programmes for the Executive Board of Danisco A/S

1. Preambel

In accordance with Section 69 b of the Danish Companies Act, before the Board of Directors of a listed company enters into a specific incentive agreement with a member of the company's Board of Directors or Executive Board, it must specify general guidelines for incentive programmes for the company's Board of Directors and Executive Board. These guidelines must be considered and approved by the company's annual general meeting.

For a number of years, Danisco A/S has had incentive programmes for the company's Executive Board, but not for the Board of Directors. Hence, these guidelines are general guidelines for the incentive programmes covering the Executive Board of Danisco A/S. "The Executive Board" means the executives registered as executives of the company in the Danish Commerce and Companies Agency.

2. General principles

In order to encourage common goals for the Board of Directors and shareholders of Danisco and to meet the short as well as long-term goals, Danisco considers it appropriate that incentive programmes are set up for the Executive Board of Danisco. Such incentive programmes may comprise any form of variable remuneration, including share-based instruments such as share options, warrants and phantom shares and non-share-based bonus agreements – both ongoing, single-based and event-based. Where Danisco wants to enter into a specific incentive agreement with members of the Executive Board, such specific agreement will be subject to these guidelines.

Any decision to include a particular member of the Executive Board in an incentive programme – and which agreement(s) to specifically conclude – will depend on whether the Board of Directors considers it expedient in order to encourage common goals for the Executive Board and shareholders of Danisco as well as the short and long-term goals. In addition, the Executive Board's historic and expected performance, motivation and loyalty concerns and the general situation and development of the company will also be taken into consideration.

3. Share-based instruments

The value of the share-based instruments granted in a given financial year may be up to 50% of the fixed annual remuneration of the individual member of the Executive Board.

The estimated present value of the share-based incentive programmes that are subject to these guidelines is calculated in accordance with the International Financial Reporting Standards (IFRS).

The exercise price of the share-based instrument cannot be less than the share price of the company's stock at the time of the allotment. The executive will not pay for the share-based instrument unless the Board of Directors specifically decides otherwise.

The executive's capital gain is subject to a tax rate lower than normal on the condition that the company is not granted any tax deduction for the expenses related to the allotment.

The Board may decide that the allotted share-based instrument is gradually earned over a three year period from the time of the allotment. The share-based instruments may be exercised no earlier than three years after the time of the allotment and no later than six years after the time of the allotment.

Where, as part of a share-based incentive programme, Danisco has to obtain shares in order to meet its obligations under the incentive programme, such shares may be obtained through a buyback of own shares and through Danisco's holding of own shares.

4. Non-share-based instruments

A non-share-based instrument, most often in the form of a bonus scheme or a performance contract, typically has a term of one or several years and/or may be subject to a specific event occurring in relation to Danisco, including, for example, divestments or acquisitions of key business areas or the like. Non-share-based instruments also include retention bonus, loyalty bonus or the like. Bonus payments are conditional upon compliance in full or in part with the terms and targets defined in the agreement. These may comprise personal targets linked to the performance of the executive in question, Danisco's results, the results of one or more business units under Danisco or the occurrence of a relevant event.

Ongoing bonus schemes for the Executive Board allow members to receive a bonus per financial year of up to 50% of the member's fixed annual remuneration.

Where circumstances are deemed to be quite extraordinary by the Board of Directors, Executive Board members may receive a bonus of up to 100% of the fixed annual remuneration. In such case, it will be accounted for in the Annual Report's description of the individual member's remuneration.

6. Amendments to and discontinuation of incentive programmes

The Board of Directors is entitled to amend or discontinue one or more incentive programmes introduced in accordance with these guidelines. Assessment to this effect must include the criteria forming the basis of the establishment of the

programme. Such amendments may only be effected within the scope of these guidelines. More extensive amendments are subject to approval by the Annual General Meeting.

6. Publicity and commencement of specific incentive agreements

In accordance with Section 69 b (2) of the Danish Companies Act, a provision is included in the Company's Articles of Association, stipulating that the Annual General Meeting has adopted guidelines for incentive pay for the Executive Board.

Following approval at Danisco's Annual General Meeting on 29 August 2007, the guidelines will without undue delay be published on Danisco's website (**www.danisco.com**) with indication of the date of approval of the guidelines by the Annual General Meeting. Where the Annual General Meeting adopts amendments to the guidelines at a later point in time, the revised guidelines will without undue delay be published on Danisco A/S' website (**www.danisco.com**) with indication of the date of amendment of the guidelines by the Annual General Meeting.

Specific incentive agreements must be concluded no earlier than on the day after publication of the approved guidelines on Danisco's website (**www.danisco.com**).

---ooOoo---

2

EXECUTIVE BOARD

DANISCO

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

RECEIVED

Notice no.: 18/2007

13 August 2007

Share buyback in Danisco A/S

On 20 June 2007 the Board of Directors of Danisco decided to launch a share buyback programme under which Danisco will buy back treasury shares for an amount of up to DKK 500,000,000 in the period from 3 July 2007 to 14 December 2007.

The programme is structured according to the provisions of the EU Commission's regulation no. 2273/2003 of 22 December 2003, also referred to as the 'safe harbour method'.

Since our Notice no. 12/2007 of 9 July 2007, the following transactions have been made under the programme:

	Number of shares	Average purchase price in DKK	Transaction value in DKK
Accumulated at latest Notice	366,000	415.15	151,944,580
6 August 2007	10,000	397.60	3,976,000
7 August 2007	7,000	401.75	2,812,250
8 August 2007	-	-	-
9 August 2007	-	-	-
10 August 2007	25,000	415.36	10,384,000
Accumulated volume under programme	408,000	414.50	169,116,830

With the buyback of shares as stated above, Danisco owns a total of 661,646 treasury shares of a nominal value of DKK 20 each, corresponding to 1.35% of the total number of issued shares of 48,941,495 shares.

An amount of DKK 330,883,170 remains to be used under the programme.

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:
Investor Relations, tel.: +45 3266 2912, investor@danisco.com
Media Relations tel.: +45 3266 2913, e-mail: info@danisco.com

With 9,700 employees in more than 40 countries, Danisco is one of the world's leading suppliers of food ingredients, sugar and industrial bioproducts. Based on our technology platform we use nature's own raw materials and resources to develop and produce ingredients for food and other products used in everyday life. Danisco ingredients are used in about every second ice cream and cheese, every third box of detergent and every fourth loaf of bread produced globally. Danisco ingredients based on food technology and biotechnology are also used in other consumer products - from feed and toothpaste to biofuel and plastics. Throughout the value chain, sustainability is integrated in Danisco's way of doing business.

3,

DANISCO

First you add knowledge...

Text size: A A

20 August 2007 - 07:10

Share buyback in Danisco A/S

On 20 June 2007 the Board of Directors of Danisco decided to launch a share buyback programme under which Danisco will buy back treasury shares for an amount of up to DKK 500,000,000 in the period from 3 July 2007 to 14 December 2007.

Notice no. 19/2007

On 20 June 2007 the Board of Directors of Danisco decided to launch a share buyback programme under which Danisco will buy back treasury shares for an amount of up to DKK 500,000,000 in the period from 3 July 2007 to 14 December 2007.

The programme is structured according to the provisions of the EU Commission's regulation no. 2273/2003 of 22 December 2003, also referred to as the 'safe harbour method'.

Since our Notice no. 12/2007 of 9 July 2007, the following transactions have been made under the programme:

	Number of shares	Average purchase price in DKK	Transaction value in DKK
Accumulated at latest Notice	408,000	414.50	169,116,830
13 August 2007	10,000	412.26	4,122,600
14 August 2007	11,000	409.05	4,499,550
15 August 2007	20,000	402.31	8,046,200
16 August 2007	30,000	393.57	11,807,100
17 August 2007	-	-	-
Accumulated volume under programme	479,000	412.51	197,592,280

Yours faithfully

Tom Knutzen

CEO

For further information, please contact:

Investor Relations, tel.: +45 3266 2912, e-mail: investor@danisco.com
Media Relations tel.: +45 3266 2913, e-mail: info@danisco.com

Read the full release in English in PDF format

Read the full release in Danish in PDF format

Printed Thursday, 08 November 2007 from

http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/en/stock+exchange+news/2007/investor_226_en.htm

4

DANISCO

First you add knowledge...

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21 August 2007 - 15:35

Pig industry to benefit from embracing enzyme technology

Pig producers will continue to fall short of reaching their target performance and economic potential unless they fully harness the benefits offered by feed enzymes, according to Danisco Animal Nutrition, who pioneered their development and use in pig and poultry feeds.

"The contribution that enzymes can make at all stages of pig production, from weaners through to finishers, has been consistently demonstrated, yet some feed manufacturers and pig producers have still been relatively slow to adopt this proven technology," comments Dr Gary Partridge, the company's Global Technical Director. "However, with cereal prices at new highs, there is great pressure on the industry to utilise ingredients more efficiently and to get more energy out of pig rations. It is therefore becoming increasingly important for feed manufacturers and pig producers to appraise their feed strategy and fully harness the benefits of enzyme technology.

"Diets for young pigs have historically been the primary focus for enzyme use, but their introduction into grower-finisher diets has also been gathering pace in recent years. At a time when it is becoming ever more important to target greater performance and consistency, we believe that enzymes can make a significant contribution by reducing variability, increasing throughput and lowering production costs."

In practical feed formulations the addition of a specific xylanase (Porzyme® Danisco Animal Nutrition) has been proven to increase nutrient availability and reduce variability in the feeding value of key cereal grains. The result is more consistent diet performance, increased daily gain, improved feed efficiency and more uniform pigs. This combination of benefits offers feed manufacturers and pig producers the option of either maintaining the same level of performance but reducing feed costs by adjusting dietary nutrient specifications, or of increasing overall pig performance by adding Porzyme to an existing formulation.

Danisco Animal Nutrition's new Porcheck™ service further supports the proven benefits of Porzyme by quantifying the enhanced nutritional value of diets based on wheat, rye, triticale or barley and, where relevant, grain by-products. The service generates information which enables pig diets to be accurately reformulated, providing the opportunity to reduce feed costs by approximately €2.50/tonne, whilst also minimising variability in performance which can otherwise cost producers around €1.50 per pig in reduced net margin.

Dr Partridge adds: "In the past, some producers have regarded enzyme inclusion for grower/finisher pigs as being expensive relative to the perceived benefits, but with raw material prices increasing, more competitive enzyme pricing and flexible dosing of enzyme products now possible the actual cost of inclusion is very advantageous, generating greater returns on investment. In addition, enzymes can offer significant additional benefits, including drier manure, reduced faecal volume and lower levels of nitrogen excretion, all of which are becoming increasingly important considerations for the pig industry throughout the world."

For further information, please contact:

Andrea Barletta
Global Marketing Director
Danisco Animal Nutrition
Tel: +44 (0) 1672 517777
Email: andrea.barletta@danisco.com

Julian Cooksley
Account Manager
Kendalls Communications
Tel: +44 (0) 1394 610022
Email: julian.cooksley@kendallscom.co.uk

Notes for editors:

Digital images of Dr Gary Partridge are available to illustrate this press release.
Please email: jo.bowron@kendallscom.co.uk

5

EXECUTIVE BOARD

DANISCO

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

Notice no.: 20/2007

27 August 2007

Share buyback in Danisco A/S

On 20 June 2007 the Board of Directors of Danisco decided to launch a share buyback programme under which Danisco will buy back treasury shares for an amount of up to DKK 500,000,000 in the period from 3 July 2007 to 14 December 2007.

The programme is structured according to the provisions of the EU Commission's regulation no. 2273/2003 of 22 December 2003, also referred to as the 'safe harbour method'.

Since our Notice no. 12/2007 of 9 July 2007, the following transactions have been made under the programme:

	Number of shares	Average purchase price in DKK	Transaction value in DKK
Accumulated at latest Notice	479,000	412.51	197,592,280
20 August 2007	-	-	-
21 August 2007	11,000	400.81	4,408,910
22 August 2007	9,000	405.65	3,650,850
23 August 2007	-	-	-
24 August 2007	23,000	405.48	9,326,040
Accumulated volume under programme	522,000	411.84	214,978,080

With the buyback of shares as stated above, Danisco owns a total of 775,646 treasury shares of a nominal value of DKK 20 each, corresponding to 1.58% of the total number of issued shares of 48,941,495 shares.

An amount of DKK 285,021,920 remains to be used under the programme.

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:
Investor Relations, tel.: +45 3266 2912, e-mail: investor@danisco.com
Media Relations tel.: +45 3266 2913, e-mail: info@danisco.com

With 9,700 employees in more than 40 countries, Danisco is one of the world's leading suppliers of food ingredients, sugar and industrial bioproducts. Based on our technology platform we use nature's own raw materials and resources to develop and produce ingredients for food and other products used in everyday life. Danisco ingredients are used in about every second ice cream and cheese, every third box of detergent and every fourth loaf of bread produced globally. Danisco ingredients based on food technology and biotechnology are also used in other consumer products - from feed and toothpaste to biofuel and plastics. Throughout the value chain, sustainability is integrated in Danisco's way of doing business.

DANISCO

First you add knowledge...

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28 August 2007 - 14:00

Litesse polydextrose receives approval for use in all foods and beverages!

As of today, August 21, 2007, the Food and Drug Administration has extended its approval of Litesse® polydextrose for use as a bulking agent, formulation aid, humectant, and texturizer in all foods with the exceptions of meat, poultry, baby foods and infant formula.

The regulation under 21 CFR 172.841 has been amended to permit the use of polydextrose at GMP levels in virtually all food and beverage categories.

Danisco USA spearheaded the effort and has attained this Food Additive Petition (FAP) approval from the FDA for polydextrose for use beyond existing categories.

This approval allows for numerous new possibilities for low calorie, fiber-enriched, reduced sugar, low glycemic foods and beverages made with Danisco's Litesse® polydextrose — yogurt, cereal, cookies, crackers, bread, cake, chocolate, candy, ice cream, soft drinks, juice, smoothies, flavored water, sauces, dressings, cheese, snack chips, and so many more.

As Litesse® polydextrose celebrates 25 years in the marketplace, Danisco is pleased to be able to expand its multiple benefits to such a diverse range of food categories.

Litesse® is a 1 kcal/gram specialty carbohydrate that offers a wide range of physiological and functional benefits:

- Reduces calorie intake
- Replaces sugar and fat while improving flavor, texture and mouthfeel in a wide variety of applications
- Prebiotic for improved gut health
- Widely recognized as a dietary fiber
- Unique clean-taste allows for full perception of flavors
- Satiating effect can assist in weight management
- Low glycemic and suitable for consumers seeking to control their blood sugar levels, including diabetics

Now, Litesse® is approved for use in almost any food or beverage!
For more information, call Donna Brooks, 1-800-255-6387 x2521 or visit http://www.litesse.com/.

Printed Friday, 09 November 2007 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/en/business+updates/2007/businessupdate_224_en.ht

EXECUTIVE BOARD
Notice no.: 21/2007

DANISCO

First you add knowledge...

RECEIVED

2007 NOV 20 A 5:51

Danisco A/S
Langebrogade 1
P.O. Box 17
1001 Copenhagen K
Denmark
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

29 August 2007

Excerpt of the Chairman's report at the Annual General Meeting on 29 August 2007

In his report at Danisco's Annual General Meeting, Chairman of the Board of Directors, Anders Knutsen, said among other things:

Just a few years ago, Danisco was an entirely different business than today. It was a distillery and some factories producing jam, crispy onions and packaging – apart from sugar and a few ingredients.

Today, the company is a focused ingredients company comprising enzymes, cultures, emulsifiers, pectin and sugar just to mention a few. Our ingredients are eaten around the clock by a multitude of people because they are used in everyday food. Our global ingredients business has factories and sales offices in more than 40 countries as well as comprehensive research and development activities. We are at the forefront of research and are rightly perceived as an advanced biotech company. That is why in my welcome note a moment ago I talked about Danisco as it is today.

The future of Danisco Sugar

Developments in recent years have supported the view that Danisco's shareholders would benefit from separating the company into two independent companies: an ingredients business and a sugar business.

We agree that the proposed model is workable but that the timing is wrong. We need time to gain an overview to ensure the best result.

The Board will therefore continue to work for Danisco Sugar's independence. With two independent companies we will ensure the best future development opportunities while at the same time enabling the shareholders to target their investments at either a global ingredient business and/or a European sugar business. There are several ways of doing this, but the basic aim must be to obtain an independent listing of Danisco Sugar. This does not rule out other solutions offering more perspective and value creation, for instance that the sugar division becomes part of a conglomerate tying growers and sugar production closer together or by taking active part in a consolidation of the European sugar industry.

Danisco and the agricultural sector have always been interconnected so no matter what solution we choose, the good relationship with Sugar's raw material suppliers, the growers, must be the cornerstone of the future Danisco Sugar.

Considerations about the future of Sugar are nothing new. We have prepared for this development by separating Danisco Sugar into an independent company in 2006 to improve our scope of action. The reason why timing is so decisive is that we have to secure the values of the sugar activities and to set up the most favourable framework for the future development of the activities. We are now in the midst of the EU-sugar reform and the future structure of the industry has not yet been established. However, we expect this to happen in the course of the next 1-2 years, and that is exactly the time frame we have set for changing the ownership structure of the sugar business. Put differently, there must be no doubt about the objective of the Board. However, a decision so fundamentally important to Danisco cannot be taken until the General Meeting – and hence the shareholders – have given their opinion.

I would like to emphasise, though, that the intention of separating our ingredients and sugar activities has been on the agenda for quite some time. It was not a result of the shareholder proposal for a demerger, but I must

admit that the proposal has accelerated the external communication process, which has been evident to anyone reading a newspaper.

Finally, I would like to recapitulate the Board's two major reasons for rejecting the proposal in question:

1. Since it is not possible to make a definite valuation due to the unclarified nature of the EU sugar reform, the timing of such decision is wrong.
2. Once the valuation becomes more definite, more value-creating solutions than a demerger may turn up.

Danisco – the future
This is not to disparage the Sugar division, but I would like to round off in Ingredients. It has the products, competencies, patents, plants and a market position, which is rather unique, i.e. a no. 1 or 2 position in many central segments. Our job is clear. We need to capitalise on our position and knowledge, also in relation to the demand trends Tom mentioned, in order for us to create value and improve profitability. They are the key focus areas of 'Unfolding the potential'.

A business and organisation must continuously change. By own account or in response to expected or actual changes in the surrounding environment. Therefore we continuously work with our strategy at Danisco. We are currently looking into the possibilities of creating additional growth through acquisitions in our present activity areas, but we are also working actively to broaden our platform in the health and nutrition segment. Finally, we are investigating possibilities within white or industrial biotechnology. Through the Genencor division we currently have key competencies in R&D and production to create competitive solutions for our customers in the food and home care industries and in the energy segment.

The sale of the Flavours division and plans for our sugar activities present new opportunities and require adjustment. We are putting even more focus on our corporate strategy work in the current financial year.

In order to create value we need to be successful in our markets, i.e. with our customers. Once we are successful, we will achieve our financial targets and create value. Or in other words, our share price will start heading in the right direction. We are already on our way. But if we really want to see some positive long-term results, we need to grow continuously and faster. Organically and through acquisitions. And it is this element we are putting on the strategy agenda, even though you can rest assured that we will not lose focus on the present targets.

The Board of Directors proposes to the Annual General Meeting

- That a dividend of DKK 7.50 per share of DKK 20 be paid, which is an increase of DKK 0.75 on last year.
- Election of members to the Board of Directors.
- That in the period up until next year's Annual General Meeting, the Board of Directors be authorised to allow the Company to purchase own shares up to the amount of 10% of the share capital at the market price prevailing at the time of purchase with a deviation of up to 10%.
- That overall guidelines for incentive programmes for the Executive Board be laid down and that a new provision be included in Article 21.3 of the Articles of Association.
- Upon approval of the guidelines, cf. item d), the Board of Directors proposes to the Annual General Meeting that a share option programme be set up comprising up to 600,000 share options.
- Proposal from shareholder: "The Board of Directors should, no later than at next year's Annual General Meeting, propose to the Company's Annual General Meeting that Danisco A/S be demerged into two separate companies".

Composition of the Board of Directors and motivation for re-election
At the Annual General Meeting, the following Board members are up for re-election in accordance with the Articles of Association:
Anders Knutsen, Peter Højland and Matti Vuoria. I would like to present the Board of Directors' motivation for proposing re-election of the above Board members. Apart from their experience from serving on Danisco's Board of Directors, all three Board members have valuable competencies that are considered an asset to the Company.

Establishment of overall guidelines for incentive programmes for the Executive Board
The Danish Companies Act changed as of 1 July 2007 – so very recently – to the effect that the Annual General Meeting now has to approve the overall guidelines for incentive programmes for the Board of Directors and Executive Board. That is the background for this item.

The Board of Directors proposes that the Board of Directors continues to be paid a fixed annual remuneration and that it does not participate in incentive programmes. This is in accordance with the recommendations for good corporate governance.

In the case of the Executive Board we will maintain the principles that have applied so far, and which have been described in the company's Annual Report for some years. Before I go into these principles in more detail, I would like to provide the Annual General Meeting with some general information about the procedures and principles, which the Board of Directors uses in relation to remuneration of the Executive Board.

The Board of Directors discusses the Executive Board's remuneration on a regular basis to ensure a balance that encourages value creation in the long term and maintains focus on the annual value increase and performance of the individual. At the same time, we must offer an overall salary package that is competitive and allows us to attract and retain qualified individuals.

The Chairmanship, which constitutes the remuneration committee for the Executive Board, decides on the compensation and other conditions of employment for the Executive Board. The Board of Directors is provided with the relevant information. Incentive programmes are submitted for approval by the Board of Directors annually.

The Chairmanship prepares the Board of Directors' annual evaluation of the work of the Executive Board.

Specifically, the principle for incentive programmes is that an annual bonus scheme is set up based on one or multiyear targets, which can be up to 50% of the fixed salary at the time of granting. In order to ensure a competitive salary package and focus on long-term value creation, the Executive Board is granted share options as approved by the Annual General Meeting. Options are granted on the basis of a method of calculation (Black-Scholes Model), the target being an option value of up to 50% of the fixed salary at the time of granting.

In consequence of new legislation requiring that the Annual General Meeting should approve incentive programmes for the Executive Board, we have added the following sentence to the guidelines, which you can read on the screen behind me:

If circumstances are deemed quite extraordinary by the Board of Directors, Executive Board members may be granted a bonus of up to 100% of the fixed annual remuneration. In case this happens, the Annual Report will include a description of the remuneration of the individual Executive Board members.

As it appears from the above, any decision to grant a bonus will be at the discretion of the Board of Directors, allowing us to act in case of extraordinary circumstances.

Granting of share option programme of up to 600,000 share options
As I mentioned at last year's Annual General Meeting, the Board of Directors intends to submit share option programmes for approval as a separate item on the agenda, even though this is not required by law.

For some years, we have granted share option programmes to the Executive Board and senior managers. The combined option programmes including the proposed programme account for 4.3% of the total share capital, which in the Board of Directors' opinion should ensure that the Executive Board and senior managers share a common objective with our shareholders, i.e. to create value for the company.

Based on this and the argumentation of the previous item concerning the importance of the group being able to retain and attract qualified staff, the Board of Directors is convinced that share option programmes offer one of many important ways of being an attractive employer. The Board of Directors proposes to the Annual General Meeting that the Board be authorised to grant 600,000 share options at the terms and conditions stated in the material to the Executive Board and senior managers, 150 persons in all. Finally, I can inform you that the

value of this programme at the present share price level is approx. DKK 28 million against approx. DKK 38 million at the time of the release of last year's Annual Report at the end of June.

Proposal from shareholder: Demerger of Danisco A/S into two separate companies
The Chairman repeated the views put forward during his speech and mentioned the two main reasons for the Board's rejection of the specific proposal:

1. Since it is not possible to make a definite valuation due to the unclarified nature of the EU sugar reform, the timing of such decision is wrong.
2. Once the valuation becomes more definite, more value-creating solutions than a demerger may turn up.

The Annual General Meeting will be webcast live on www.danisco.com. After the event, the Chairman's report can be read in its entirety at the same Internet address.

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:
Investor Relations, Danisco A/S, tel. +45 32 66 29 12
Media Relations, Danisco A/S, tel. +45 32 66 29 13

Chairman's report – Annual General Meeting 29 August 2007

Just a few years ago, Danisco was an entirely different business than today. It was a distillery and some factories producing jam, crispy onions and packaging! In addition to sugar and a few ingredients!

Today, the company is a focused ingredients company comprising enzymes, cultures, emulsifiers, pectin and sugar just to mention a few.

Our ingredients are eaten around the clock by a multitude of people because they are used in everyday food.

Our global ingredients business has factories and sales offices in more than 40 countries as well as comprehensive research and development activities. We are at the forefront of research and are rightly perceived as an advanced biotech company. That is why in my welcome note a moment ago I talked about Danisco as it is today. And I am looking forward to going more into detail about that. CEO Tom Knutzen will also be dealing with developments within ingredients in his speech. We are currently putting huge efforts into bringing the new Danisco even closer to the company's many shareholders. We want you to get Danisco under your skin, so to speak, to ensure that as investors you can safely make your investment decisions.

Is there really a need for that, some of the more professional investors may ask.
My answer is clearly YES! And that is based on my dialogue with many shareholders over the past year as well as newspaper reading during that period. Judging by some of the more recent newspaper articles, it is easy to choke on some of the ingredients. I have met many people who believe that Danisco and Novozymes are alike. If that was the case, it would not be nice to see headlines such as 'Novozymes outpaces Danisco!'.

So, is it not possible to compare Danisco and Novozymes? No, it is not. Is it possible to compare part of Danisco with Novozymes? Yes, it is possible, but Danisco is much more than Novozymes. Roughly speaking, Danisco is both Novozymes and Chr. Hansen A/S and in addition a producer of many traditional food ingredients that neither Novozymes nor Chr. Hansen makes.

Novozymes is an enzymes business; the world's biggest in its field. Chr. Hansen manufactures cultures for food and may be a little bit bigger than Danisco in that area. Danisco is both enzymes and cultures, but we also have a leading edge within other food ingredients. In fact, Danisco is the biggest in the world of its kind. However, we do have one feature in common: we are all global businesses based in Denmark.

Novozymes has for some time outpaced us in some enzymes areas. We suffered a defeat in court to Novozymes and that has set us back in one single area. But let us use that acknowledgement to improve in that particular area, too.

If we take a look at the individual food ingredients, we are either the biggest or among the top three in the world. It is our strategy to be among biggest and the best in the areas in

which we operate – and to concentrate our research and financial muscles in the areas where we are in the premier league.

And now, I would like to say a few words about our perhaps most disputed ingredient in 2006/07: SUGAR.

Six years ago, Sugar contributed earnings of DKK 1.2 billion before tax and interest while only DKK 300 million is expected this year. This is a result of the EU sugar reform and is not sweet music in the shareholders' ears.

So we lack DKK 900 million from Sugar, so to speak. However, when allowing for the divestment of Flavours that has hardly had an impact on earnings, which are largely unchanged. We have managed to develop existing business activities and acquire new ones in order to offset the loss of sugar earnings. Our situation today is that thanks to the ingredients business, we have reported very solid results in the view of many people, including myself, while others are calling for stronger bottom line and share price growth without really allowing for the trend in sugar earnings.

Should we have sold Sugar 5-6 years ago? The fact is that during that period, Sugar has generated a robust cash flow of around DKK 8 billion before interest and tax, and that money has been used to gain a leading position in the global ingredients market. So without Sugar, our ingredients would not have gained the strength they have today.

When a company renews itself as markedly as Danisco has, it is reflected in the composition of the Board and its tasks. That is why the Board has recruited new members from the biotech sector.

In order to fully exploit our know-how, experience and qualifications and to provide the Executive Board with the required sparring, the Board has visited some of Danisco's key product areas, from cultures in Dangé, France, over enzymes in Palo Alto, California, to our natural sweetener xylitol in Kantvik, Finland.

Next stop will be China in April where we will be visiting the new research centre in Shanghai and hear about the very special food conditions in China. Danisco is the biggest supplier of ingredients to the Chinese food industry. We have a head start that we want to safeguard.

China is witnessing very strong growth rates and, by the way, Danisco's new enzyme factory in WUXI was built entirely by Chinese workers alone.

I mention these examples from selected Danisco sites across the world to illustrate the development in the ingredients area. It is global while being focused at the same time. It is environmentally conscious and sustainable, and to get the most out of the opportunities, it is important to adopt the right strategy. It may sound trite, but it is vital for executive boards and boards of directors to put much effort into this every year. And we do!

Danisco's production is largely based on natural raw materials from the agricultural sector. Our ingredients are based on nature's own materials and form the basis for the modern

lifestyle chosen by most of us. A lifestyle that implies that less and less time is spent on preparing meals from scratch. In a moment, Tom Knutzen will be dealing with our position relative to major trends in society in his speech.

Sugar

I will now dwell a little on Sugar and the company's share price. Some will claim that these two are interconnected and we will discuss that in connection with the shareholder proposal to demerge the sugar activities. These subjects are very important and have been discussed intensely at board meetings, and it is obvious that both sugar earnings and the share price have moved in the wrong direction.

However, that should not overshadow Danisco's robust results for 2006/07. We attained our targets for the year, and even more. The ingredients business grew its revenue as well as its results. In fact, Ingredients recorded its best results ever in 2006/07.

Danisco Sugar also reported better results than expected at the beginning of the year despite or perhaps due to the EU sugar reform. The EU sugar reform has had a much more negative impact than we had expected and the EU intervention was probably much more radical than anyone had imagined.

This has supported the view that Danisco's shareholders would benefit from separating the company into two independent companies: an ingredients business and a sugar business.

We agree that the proposed model is workable but that the timing is wrong. We need time to gain an overview to ensure the best result.

The Board will therefore continue to work for Danisco Sugar's independence. With two independent companies we will ensure the best future development opportunities while at the same time enabling the shareholders to target their investments at either a global ingredient business and/or a European sugar business. There are several ways of doing this, but the basic aim must be to obtain an independent listing of Danisco Sugar. This does not rule out other solutions offering more perspective and value creation, for instance that the sugar division becomes part of a conglomerate tying growers and sugar production closer together or by taking active part in a consolidation of the European sugar industry.

Danisco and the agricultural sector have always been interconnected so no matter what solution we choose, the good relationship with Sugar's raw material suppliers, the growers, must be the cornerstone of the future Danisco Sugar.

Considerations about the future of Sugar are nothing new. We have prepared for this development by separating Danisco Sugar into an independent company in 2006 to improve our scope of action. The reason why timing is so decisive is that we have to secure the values of the sugar activities and to set up the most favourable framework for the future development of the activities. We are now in the midst of the EU sugar reform and the future structure of the industry has not yet been established. However, we expect this to happen in the course of the next 1-2 years, and that is exactly the time frame we have set for changing the ownership structure of the sugar business. Put differently, there

must be no doubt about the objective of the Board. However, a decision so fundamentally important to Danisco cannot be taken until the General Meeting – and hence the shareholders – have given their opinion.

I would like to emphasise, though, that the intention of separating our ingredients and sugar activities has been on the agenda for quite some time. It was not a result of the shareholder proposal for a demerger, but I must admit that the proposal has accelerated the external communication process, which has been evident to anyone reading a newspaper.

Finally, I would like to recapitulate the Board's two major reasons for rejecting the proposal in question:

1. Since it is not possible to make a definite valuation due to the unclarified nature of the EU sugar reform, the timing of such decision is wrong.
2. Once the valuation becomes more definite, more value-creating solutions than a demerger may turn up.

The reason why we have decided not to discuss the proposal in public prior to the Annual General Meeting is that such a dialogue should take place in this room and not in the press. Those are the rules applying to listed companies.

Developments in the sugar sector have stirred uncertainties in the marked and impacted Danisco's share price. But there are more explanations. Our forecasts for Ingredients for 2007/08 are lower than widely expected. That is the message we received. Our forecasts are based on sharply rising raw material prices and an assessment of how large a share of this rise we can pass on to our customers. Moreover, we have allowed for a short-term transitional effect following the Flavours divestment, just as we have increased investments in the research and development of enzymes for second generation bioethanol.

Short term, our operating margin will be squeezed by higher raw material prices and costs, but that does not change the fact that we expect to attain our financial target of an operating margin in Ingredients in excess of 15%.

Danisco's share price declined by 12% during the financial year compared with a 22% increase in the C20 index; the corresponding figures from the beginning of the financial year until 27 August are a decline of 10% and an increase of 3%. The Board obviously discusses the reasons for Danisco's share price development with the Executive Board and we are committed to creating stable value growth in the company in expectation of a share price effect.

I will now turn to my review which, as mentioned in the introduction, will be very brief.

Group results 2006/07

Group revenue was DKK 20.4 billion, down 3% on last year due to the effect of the EU sugar reform. Operating profit before special items was DKK 2,239 million, up 4% on last

year. Profit for the year was DKK 1,079 million, which is an increase of DKK 457 million due in particular to a drop in special items.

The Group generated a robust free cash flow of DKK 1,160 million. Cash flow from operating activities before change in working capital was DKK 2.1 billion. Investments totalling DKK 1.3 billion for the year, an increase on previous years, were made in capacity expansion for enzymes, cultures and sweeteners and the establishment of production capacity for GRINDSTED® SOFT-N-SAFE and bioethanol production at our sugar factory in Northern Germany. These are key investments designed to boost growth.

The Group's balance sheet was satisfactory with a reduction of net interest-bearing debt. Our target for group gearing – the net interest-bearing debt/EBITDA ratio – is a range of 3.0-4.5. With a reduction in net interest-bearing debt of around DKK 1 billion to DKK 12.2 billion as a result of the free cash flow, gearing ended in the middle of the range at 3.7x.

The divestment of Flavours in the new financial year at a very favourable price reduced debt even further and in keeping with the objective a share buyback programme worth DKK 0.5 billion was initiated.

The individual business areas

Sugar
The sugar division recorded revenue of DKK 7.0 billion and operating profit before special items of DKK 581 million, corresponding to an operating margin of 8.3%, which is ahead of expectations at the beginning of the year. The 11% decline in revenue is a result of the EU sugar reform, which together with the reduced export opportunities for sugar out of the EU has resulted in declining prices. An increase in sales to the soft drinks industry in particular made a positive contribution to sales in the domestic markets, which showed a better performance than expected at the beginning of the year. The rising raw material costs, notably the higher energy prices, have had a negative impact on the results.
In respect of Sugar, I would like to repeat that the Board on an ongoing basis evaluates the best future strategy, including the question of who is the best owner of Sugar. In consequence, the Board decided and announced on 9 February 2006 that the sugar activities would be joined in a separate legal entity. For accounting purposes, this was implemented as of 1 May 2006 while, in terms of tax, the shares are considered to be purchased on the date of establishment, 31 August 2006. This was just an addition to my previous remarks.

Ingredients
Our biggest business area, Ingredients, recorded revenue of DKK 13.6 billion, up 3% on last year. Adjusted for currency fluctuations, organic growth was 5%, which is in line our financial target. Operating profit before special items increased by DKK 152 million to DKK 1,796 million, and the operating margin rose from 12.4% to 13.2% despite rising raw material and energy prices, the reason probably being that we have focused on our market position, research and development and efficiency improvements. In our view, this is a satisfactory performance.

I would like to finish my review of the ingredients activities by commenting on the current debate about the pollution at Kærgård Plantation, including the discovery of mercury. The Board obviously monitors developments closely, but we insist that the authorities' instructions were followed. Naturally, we provide the authorities with the necessary resources, knowledge and information to help clarify the matter. However, it is still our view that we are not legally and, hence, financially responsible, a view that has previously been supported by the attorney to the government.

CEO Tom Knutzen will now deal with two themes: First, he will go into detail about the sugar reform. What will happen, how long time will it take and what are the implications for Danisco? That will be the first theme. The second will be: What can we do to exploit the opportunities for growth and higher earnings in the ingredients business? After Tom's speech, I will return to finish my review.

--o0o--

Corporate governance

I would like to talk a bit about corporate governance at Danisco. We have a policy at Danisco to follow 'best practice' in this field. On our website, which you can see behind me on the screen, and in the Annual Report, we include a detailed description of the remuneration of the Executive Board, directorships and of how to become a member of the Board of Directors or chairman of other companies. The reason I mention this is because a shareholder has proposed that the Annual General Meeting should force the Board of Directors to lead the way in pay restraint at management level through a reduction of the combined salaries and bonuses of the Executive Board of 5% and at the same time abolish share options and 'golden handshakes'.

Another shareholder has proposed that the Annual General Meeting should impose on the Board of Directors to remove the possibility of individual members of the Executive Board taking on external directorships. As a reason for submitting the proposal, the shareholder states that it will ensure that shareholder interests are handled in the best possible way.

The Danish Companies Act does not provide us with the possibility of voting on these matters at the Annual General Meeting. Pay and working conditions are decided by the Board of Directors and not by the Annual General Meeting. For that reason, we have not put them on the agenda as separate items. But one of Danisco's basic values is 'We believe in dialogue', and therefore I would like to explain the attitude of the Board of Directors to these issues and open the floor for a discussion later when the shareholders have the opportunity to comment on my speech.

Members of the Executive Board are not allowed to take on other duties or posts without prior approval of the Board of Directors. The Board of Directors approves of Executive Board members taking on duties or posts outside the company when it is expected to provide these members with valuable knowledge and experience without being too time-consuming. The Board of Directors regularly assesses the workload of executive positions and directorships. Our conclusion is that Danisco, and therefore the shareholders, have an interest in Executive Board members taking on a limited amount of external duties and

positions that are believed to strengthen value creation at Danisco through the sharing of knowledge and experience, which external duties allow for.

The Board of Directors discusses on an ongoing basis the principles for remuneration of the Executive Board in order to ensure a balance between short and long-term value creation and the performance of the individual.

In the light of this, the Board of Directors sees no rationale for reducing the total remuneration package for the individual members of the Executive Board. That would make it difficult to retain the present Executive Board and senior managers, and impossible to attract new, qualified staff. Without a doubt, we believe that it would damage value creation in the business in the long run.

I will return to the subject during my motivation for item 5 d-e: Establishment of overall guidelines for incentive programmes for the Executive Board and approval of a share option programme for the Executive Board and senior managers.

In the current financial year, we expect profit after tax but before share-based payments of over DKK 1.3 billion. Included in this is a gain of DKK 400 million after tax from the sale of the Flavours division. And we expect Sugar and Ingredients to contribute DKK 300 million and DKK 1,650 million, respectively.

Our expectations for Sugar are naturally affected by the sugar reform, and as mentioned our expectations for Ingredients this year are affected by rising raw material prices, increased costs for developing second-generation bioethanol and costs which were previously covered by the Flavours division. Earnings growth in Ingredients is therefore moderate, but in line with our target of a gradual improvement towards an operating margin of over 15%.

Shareholder proposal

My speech has been marked by the situation in Sugar and the plans to create two separate companies. The proposal from Olav W. Hansen A/S submitted by Ole Steffensen, which we will return to under item 5f, has contributed to this, but has not changed the Board of Directors' and the Executive Board's existing plans and initiatives. We had intended to communicate our intensions later in the year in step with gaining more clarity about the sugar reform. This was all moved forward, but the substance and the plan remain the same.

This is not to disparage the Sugar division, but I would like to round off in Ingredients. It has the products, competencies, patents, plants and a market position, which is rather unique, i.e. a no. 1 or 2 position in many central segments. Our job is clear. We need to capitalise on our position and knowledge, also in relation to the demand trends Tom mentioned, in order for us to create value and improve profitability. They are the key focus areas of 'Unfolding the potential'.

A business and organisation must continuously change. By own account or in response to expected or actual changes in the surrounding environment. Therefore we continuously work with our strategy at Danisco. We are currently looking into the possibilities of creating

additional growth through acquisitions in our present activity areas, but we are also working actively to broaden our platform in the health and nutrition segment. Finally, we are investigating possibilities within white or industrial biotechnology. Through the Genencor division we currently have key competencies in R&D and production to create competitive solutions for our customers in the food and home care industries and in the energy segment.

The sale of the Flavours division and plans for our sugar activities present new opportunities and require adjustment. We are putting even more focus on our corporate strategy work in the current financial year.

In order to create value we need to be successful in our markets, i.e. with our customers. Once we are successful, we will achieve our financial targets and create value. Or in other words, our share price will start heading in the right direction. We are already on our way, but if we really want to see some positive long-term results, we need to grow continuously and faster. Organically and through acquisitions. And it is this element we are putting on the strategy agenda, even though you can rest assured that we will not lose focus on the present targets.

We are confident that with this focus, the management agenda and, not least, our many dedicated and skilled employees around the world, we will be able to realise these goals and develop a sustainable and value-creating strategy for Ingredients as well as for Sugar. I would like to thank all our employees for their efforts and commitment in the past year. And thank you to my colleagues on the Board of Directors for their efforts during the year.

Finally, I would like to thank the shareholders for a large turnout and for showing an interest in Danisco again this year.

Proposals to the Annual General Meeting

Item 3: Resolution on the appropriation of profits

The Board of Directors proposes a dividend payout of DKK 7.50 per share, which is an increase of DKK 0.75 compared with last year. This corresponds to a total dividend payout of DKK 361 million, which is an increase of DKK 33 million compared with last year. This increase is due to the company's strong cash flow and financial position as a result of the divestment of the flavour activities.

Item 4: Election of members to the Board of Directors

Anders Knutsen joined the Board of Directors in 1997 and has the following competencies: Board experience from other listed companies, international experience within production, sale, service and branding as CEO of Bang & Olufsen from 1991-2001.

Peter Højland joined the Board of Directors in 1998 and has international experience from the business-to-business segment and heavy industry as CEO from 1994-1999 combined with board experience from e.g. Danske Bank.

Matti Vuoria joined the Board of Directors in 1999 and has board experience from listed companies and international experience from the business-to-business segment and heavy industry. In addition, Matti has organisational and public authority experience as a former government official.

Item 5a: Amendments to the Articles of Association

Item 5b: Emoluments of the Board of Directors

Item 5c: Authorisation to allow the company to purchase treasury shares

Item 5d: Guidelines for incentive programmes

The Danish Companies Act changed as of 1 July 2007 – so very recently – to the effect that the Annual General Meeting now has to approve the overall guidelines for incentive programmes for the Board of Directors and Executive Board. That is the background for this item.

The Board of Directors proposes that the Board of Directors continue to be paid a fixed annual remuneration and that it does not participate in incentive programmes. This is in accordance with the recommendations for good corporate governance.

In the case of the Executive Board we will maintain the principles that have applied so far, and which have been described in the company's Annual Report for some years. Before I go into these principles in more detail, I would like to provide the Annual General Meeting with some general information about the procedures and principles, which the Board of Directors uses in relation to remuneration of the Executive Board.

The Board of Directors discusses the Executive Board's remuneration on a regular basis to ensure a balance that encourages value creation in the long term and maintains focus on the annual value increase and performance of the individual. At the same time, we must offer an overall salary package that is competitive and allows us to attract and retain qualified individuals.

The Chairmanship, which constitutes the remuneration committee for the Executive Board, decides on the compensation and other conditions of employment for the Executive Board. The Board of Directors is provided with the relevant information. Incentive programmes are submitted for approval by the Board of Directors annually.

The Chairmanship prepares the Board of Directors' annual evaluation of the work of the Executive Board.

Specifically, the principle for incentive programmes is that an annual bonus scheme is set up based on one or multiyear targets, which can be up to 50% of the fixed salary at the time of granting. In order to ensure a competitive salary package and focus on long-term value creation, the Executive Board is granted share options as approved by the Annual General Meeting. Options are granted on the basis of a method of calculation (Black-

Scholes Model), the target being an option value of up to 50% of the fixed salary at the time of granting.

In consequence of new legislation requiring that the Annual General Meeting should approve incentive programmes for the Executive Board, we have added the following sentence to the guidelines, which you can read on the screen behind me:

If circumstances are deemed quite extraordinary by the Board of Directors, Executive Board members may be granted a bonus of up to 100% of the fixed annual remuneration. In case this happens, the Annual Report will include a description of the remuneration of the individual Executive Board members.

As it appears from the above, any decision to grant a bonus will be at the discretion of the Board of Directors, allowing us to act in case of extraordinary circumstances.

For further information please refer to the enclosed appendix to the notice convening the Annual General Meeting and to note 30 in our Annual Report on pages 81-84 concerning remuneration of the Executive Board and note 39 on page 90 relating to share options.

I would like to propose to the Annual General Meeting that the submitted guidelines be approved.

Item 5e: Granting of share option programme to the Executive Board and senior managers.

As I mentioned at last year's Annual General Meeting, the Board of Directors intends to submit share option programmes for approval as a separate item on the agenda, even though this is not required by law.

For some years, we have granted share option programmes to the Executive Board and senior managers. The combined option programmes including the proposed programme account for 4.3% of the total share capital, which in the Board of Directors' opinion should ensure that the Executive Board and senior managers share a common objective with our shareholders, i.e. to create value for the company.

Based on this and the argumentation of the previous item concerning the importance of the group being able to retain and attract qualified staff, the Board of Directors is convinced that share option programmes offer one of many important ways of being an attractive employer. The Board of Directors proposes to the Annual General Meeting that the Board be authorised to grant 600,000 share options at the terms and conditions stated in the material to the Executive Board and senior managers, 150 persons in all. Finally, I can inform you that the value of this programme at the present share price level is approx. DKK 28 million against approx. DKK 38 million at the time of the release of last year's Annual Report at the end of June.

Item 5f: Proposal from shareholder

Under this item, I would like to repeat what I previously said in my speech, since the Board of Directors believes that this decision is of vital significance for the entire structure of the group going forward.

We agree that the proposed model is workable but that the timing is wrong. We need time to gain an overview to ensure the best result.

The Board will therefore continue to work for Danisco Sugar's independence. With two independent companies we will ensure the best future development opportunities while at the same time enabling the shareholders to target their investments at either a global ingredient business and/or a European sugar business. There are several ways of doing this, but the basic aim must be to obtain an independent listing of Danisco Sugar. This does not rule out other solutions offering more perspective and value creation, for instance that the sugar division becomes part of a conglomerate tying growers and sugar production closer together or by taking active part in a consolidation of the European sugar industry.

Danisco and the agricultural sector have always been interconnected so no matter what solution we choose, the good relationship with Sugar's raw material suppliers, the growers, must be the cornerstone of the future Danisco Sugar.

Considerations about the future of Sugar are nothing new. We have prepared for this development by separating Danisco Sugar into an independent company in 2006 for tax purposes. The reason why timing is so decisive is that we have to secure the values of the sugar activities and to set up the most favourable framework for the future development of the activities. We are now in the midst of the EU sugar reform and the future structure of the industry has not yet been established. However, we expect this to happen in the course of the next 1-2 years, and that is exactly the time frame we have set for changing the ownership structure of the sugar business. Put differently, there must be no doubt about the objective of the Board. However, a decision so fundamentally important to Danisco cannot be taken until the General Meeting – and hence the shareholders – have given their opinion.

I would like to emphasise, though, that the intention of separating our ingredients and sugar activities has been on the agenda for quite some time. It was not a result of the shareholder proposal for a demerger, but I must admit that the proposal has accelerated the external communication process, which has been evident to anyone reading a newspaper.

Finally, I would like to recapitulate the Board's two major reasons for rejecting the proposal in question:

- Since it is not possible to make a definite valuation due to the unclarified nature of the EU sugar reform, the timing of such decision is wrong.
- Once the valuation becomes more definite, more value-creating solutions than a demerger may turn up.

Concluding remarks

Once again I would like to thank you for taking such a great interest in Danisco this year. Also, I would like to thank the Chairman of the meeting for his effort and the re-elected board members for taking another turn. And now we would like to invite you for refreshments and cake in the summer lobby and down by the aquarium. Have a nice evening and thank you.

8

DANISCO

First you add knowledge...

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29 August 2007 - 18:40

Annual General Meeting of Danisco A/S held on 29 August 2007

Danisco A/S today held its Annual General Meeting (AGM) at which the Annual Report 2006/07 was approved. The AGM adopted the Board of Directors' proposal to pay dividend of DKK 7.50 per share of DKK 20.

Notice no. 22/2007

Anders Knutsen, Peter Højland and Matti Vuoria were re-elected to the Board of Directors.

The AGM adopted the Board of Directors' proposals to delete a secondary name in Article 1.2 of the Articles of Association, to amend Article 5.3 of the Articles of Association to the effect that VP Investor Services A/S is appointed as keeper of the Company's Register of Shares, and to amend Article 8 of the Articles of Association to the effect that going forward the Company's AGM will be held in the Capital Region of Denmark.

The AGM adopted the Board of Directors' proposal to amend Article 25.1 of the Articles of Association to the effect that the Company's annual report will be drawn up in accordance with the provisions of the Danish Financial Statements Act and the International Financial Reporting Standards (IFRS).

In addition, the AGM adopted the Board of Directors' proposal for overall guidelines for incentive programmes for the Executive Board. Upon approval of the guidelines, the AGM adopted the proposal to set up a share option programme comprising up to 600,000 share options with an exercise price based on the average market price of five consecutive trading days after the AGM (30 August to 5 September 2007 – both days included) with a premium of 10%, however, with a minimum price, calculated at DKK 483, corresponding to the average price of the five trading days before and the five trading days after 20 June 2007 with a premium of 10%. The share options may be exercised between 1 September 2010 and 1 September 2013, with the first options being granted on 1 September 2007 at the earliest. The share options will be granted to the Executive Board and senior managers. The 600,000 share options will be granted to some 150 individuals, with 110,000 being granted to the Executive Board like last year.

The proposal by a shareholder for a demerger of Danisco A/S was not put to the vote, as the shareholder withdrew his proposal.

The Company's auditor, Deloitte Statsautoriseret Revisionsaktieselskab, was re-elected.

In addition, the AGM adopted the emoluments of the Board of Directors for the current financial year, which are unchanged, and renewed the Board of Directors' authorisation to allow the Company in the period up to next year's AGM to purchase own shares up to an amount of 10% of the share capital at the market price prevailing at the time of purchase with a deviation of up to 10%.

The complete wordings of the resolutions appear from the previously published agenda and the resolutions in full for the AGM.

After the AGM, the Board of Directors appointed Anders Knutsen Chairman of the Board of Directors and Jørgen Tandrup Deputy Chairman.

Yours faithfully

Tom Knutzen

CEO

Read the full release in English in PDF format

Read the full release in Danish in PDF format

....

9

EXECUTIVE BOARD
Notice no.: 23/2007

DANISCO

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
1001 Copenhagen K
Denmark
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

31 August 2007

Announcement on the total number of voting rights and total share capital of the company

In accordance with s. 6 of Executive Order no. 226 of 15 March 2007, Danisco A/S confirms that on 31 August 2007, its total number of voting rights was 48,941,495 and its total share capital was DKK 978,829,900 million.

Yours faithfully

Tom Knutzen
CEO

For further information:
Investor Relations, tel.: +45 3266 2913, e-mail investor@danisco.com
Media Relations, tel.: +45 3266 2913, e-mail info@danisco.com

With 9,700 employees in more than 40 countries, Danisco is one of the world's leading suppliers of food ingredients, sugar and industrial bioproducts. Based on our technology platform we use nature's own raw materials and resources to develop and produce ingredients for food and other products used in everyday life. Danisco ingredients are used in about every second ice cream and cheese, every third box of detergent and every fourth loaf of bread produced globally. Danisco ingredients based on food technology and biotechnology are also used in other consumer products - from feed and toothpaste to biofuel and plastics. Throughout the value chain, sustainability is integrated in Danisco's way of doing business.

EXECUTIVE BOARD

DANISCO

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

Notice no.: 24/2007

3 September 2007

Share buyback in Danisco A/S

On 20 June 2007 the Board of Directors of Danisco decided to launch a share buyback programme under which Danisco will buy back treasury shares for an amount of up to DKK 500,000,000 in the period from 3 July 2007 to 14 December 2007.

The programme is structured according to the provisions of the EU Commission's regulation no. 2273/2003 of 22 December 2003, also referred to as the 'safe harbour method'.

Since our Notice no. 12/2007 of 9 July 2007, the following transactions have been made under the programme:

	Number of shares	Average purchase price in DKK	Transaction value in DKK
Accumulated at latest Notice	522,000	411.84	214,978,080
27 August 2007	12,000	406.00	4,872,000
28 August 2007	15,000	402.67	6,040,050
29 August 2007	9,000	403.51	3,631,590
30 August 2007	9,000	400.53	3,604,770
31 August 2007	9,000	401.08	3,609,720
Accumulated volume under programme	576,000	411.00	236,736,210

With the buyback of shares as stated above, Danisco owns a total of 829,646 treasury shares of a nominal value of DKK 20 each, corresponding to 1.70% of the total number of 48,941,495 issued shares.

An amount of DKK 263,263,790 remains to be used under the programme.

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:
Investor Relations, tel.: +45 3266 2912, e-mail: investor@danisco.com
Media Relations tel.: +45 3266 2913, e-mail: info@danisco.com

DANISCO

First you add knowledge...

Text size: A A

4 September 2007 - 09:00

Danisco and TNO sign exclusive licensing agreement on exopolysaccharide-producing probiotic strains for weight management

Today, 4 September, 2007, the Dutch Research Institute TNO signed an exclusive licensing global agreement with the leading food ingredient manufacturer Danisco for the use of TNO's results and patents on exopolysaccharide-producing probiotic strains for weight management.

Over the past few years, TNO conducted, in collaboration with the Dutch University of Groningen, a multi-yearly R&D program on exopolysaccharides. This program led to the discovery that some exopolysaccharides could be used in weight management applications. These findings were eventually assessed in a Good Clinical Practice (GCP) human study conducted on 65 adults in 2006 at TNO premises in Zeist, Netherlands.

"We are very pleased that our research effort and expertise in health-promoting bioactive ingredients will result in commercial applications creating value for the food industry which is TNO's mission", says Dr. Hans Boumans, Product Manager Food Ingredients at TNO.

"This agreement is the achievement of a long-term relationship between Danisco and TNO and we hope to see many new food applications in the expanding weight management business" states Mark Kats, Business Developer at TNO.

"Danisco Cultures has build a core competency platform on Cultures producing exopolysaccharides as well as HOWARU probiotics for Health. We are now looking forward to opening new perspectives to food and supplement manufacturers with innovative applications in the near future", confirms Didier Carcano, VP Marketing Innovation for Danisco Culture division.

Overweight and obesity are one of the greatest public health challenges of the 21st century. In America more than 60% of the population is obese and in some European countries this percentage is almost similar. Obesity is one of the contributing causes to a large number of diseases: cardiovascular disease, type II diabetes, metabolic syndrome and arthritis. Considering the large numbers of obese people and the risks involved, there is great attention from both governments and the food industry to look for solutions to these problems.

For more information, please contact:

Danisco:
Nathalie Brosse
Tel.: +33 6 77 79 76 33
E-mail: nathalie.brosse@danisco.com

TNO:
Mark Kats
E-mail: mark.kats@tno.nl

Printed Friday, 09 November 2007 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/en/business+updates/2007/businessupdate_226_en.ht

12

DANISCO

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5 September 2007 - 09:00

Monthly ice cream concept: Fair Premium Ice Cream

Public awareness has never been greater concerning the importance of supporting local farmers while sustaining the environment.

From 13 fair trade food and drink products (excluding fruit and vegetables) launched on European markets in 2003, some 107 were introduced in 2006 - a figure tipped to exceed 130 in 2007.

FAIRTRADE

This premium ice cream is based on fair trade sugar and fair trade vanilla - indeed a FAIR premium ice cream.

To receive the concept handout in PDF format, samples or more information, contact Danisco.

Danisco's Ice Cream & Frozen Desserts innovation department has a vast knowledge of technical and trend related issues. Danisco has more than 50 years experience in solving the challenges that ice cream producers meet. Danisco's monthly ice cream concepts help customers identify the key trends within the frozen desserts market.

/3

DANISCO

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Press Release

6 September 2007

Continued strong potential for Danisco's sugar production in 2007

The results of this year's second field samples support the positive harvest forecasts.

Following a good start to the growing season with extremely favourable weather conditions in the spring, a warm and rainy period has ensured continued strong beet growth in the countries in with Danisco has sugar production. Consequently, Danisco continues to expect sugar production to significantly exceed the Group's total EU quota of 929,000 tonnes.

In a comment to the harvest forecast, Executive Vice President Thomas B. Olsen, Agriculture, says:
'We are seeing record-high sugar yields in most countries, which is very positive since it reconfirms, once again, the solid potential for beet sugar production in our region. We are not least pleased with the increasingly competitive yields in Lithuania. The favourable results not only reflect the weather conditions but also significant structural developments in the agricultural sector to the effect that beet growing is now concentrated on the most efficient growers.

Danisco will be kicking off the 2007 campaign during the next few weeks and will be gaining the first experience from the sugar division's new factory structure with production concentrated on fewer units.

The results of the second field samples collected on 3 September 2007 were as follows:

	Tonnes beet per ha		% sugar in beet		Tonnes sugar per ha	
Denmark	68.9	(61.0)	15.7	(15.8)	10.8	(9.7)
Sweden	64.0	(53.1)	16.1	(16.2)	10.3	(8.6)
Germany	74.5	(61.8)	15.7	(16.0)	11.7	(9.9)
Finland	49.5	(38.1)	15.3	(14.7)	7.6	(5.7)
Lithuania	70.5	(45.6)	14.4	(15.1)	10.2	(6.8)

The average results of the past five years are shown in brackets.

The beet sample results do not change the previously announced expectations for the Sugar division's earnings for the current financial year.

Published by Danisco A/S, Communications, Langebrogade 1, PO Box 17, DK-1001 Copenhagen K
Tel.: +45 32 66 20 00 • Fax: +45 32 66 21 75 • info@danisco.com • www.danisco.com

DANISCO

Press Release

First you add knowledge...

For further information, please contact:
Thomas B. Olsen, Executive Vice President, Danisco Sugar, tel.: +45 3266 2585.
Communications Manager, Dorthe Lindgreen, Danisco Sugar, tel.: +45 3266 2588, mobile: +45 4011 6695.

Published by Danisco A/S, Communications, Langebrogade 1, PO Box 17, DK-1001 Copenhagen K
Tel.: +45 32 66 20 00 • Fax: +45 32 66 21 75 • info@danisco.com • www.danisco.com

DANISCO Press Release

First you add knowledge...

APPENDIX

Table 1:
Results of the second field samples collected on 3 September 2007 in Denmark, Sweden, Germany, Finland and Lithuania:

Factory	Tonnes beet per ha	% sugar in beet	Tonnes sugar per ha	Planned start of campaign
Nakskov, DK	70.4	15.9	11.2	25 Sep. 2007
Nykøbing, DK	67.3	15.5	10.4	25 Sep. 2007
Örtofta, SE	64.0	16.1	10.3	12 Sep. 2007
Anklam, DE	74.5	15.7	11.7	21 Sep. 2007
Säkylä, FI	49.5	15.3	7.6	20 Sep. 2007
Kedainiai, LT	67.2	14.2	9.5	18 Sep. 2007
Panevezys, LT	73.5	14.7	10.8	17 Sep. 2007

Table 2:
Danisco's sugar production in the past three years in the five production countries breaks down as follows:

Country	Production 2004 (tonnes sugar)	Production 2005 (tonnes sugar)	Production 2006 (tonnes sugar)*	Sugar quota (tonnes sugar for 2007/08)
Denmark	472,000	475,000	375,000	364,000
Sweden	372,000	406,000	314,000	292,000
Finland	148,000	179,000	130,000	87,000
Germany	147,000	122,000	114,000	115,000
Lithuania	104,000	92,000	77,000	71,000
Total	1,242,000	1,274,000	1,010,000	929,000

*Please note that the production figures are not directly comparable with those of previous years due to an extraordinary quota reduction in 2006 and discontinuation of C sugar production.

Published by Danisco A/S, Communications, Langebrogade 1, PO Box 17, DK-1001 Copenhagen K
Tel.: +45 32 66 20 00 • Fax: +45 32 66 21 75 • info@danisco.com • www.danisco.com

17.

EXECUTIVE BOARD

DANISCO

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

Notice no.: 25/2007

10 September 2007

Share buyback in Danisco A/S

On 20 June 2007 the Board of Directors of Danisco decided to launch a share buyback programme under which Danisco will buy back treasury shares for an amount of up to DKK 500,000,000 in the period from 3 July 2007 to 14 December 2007.

The programme is structured according to the provisions of the EU Commission's regulation no. 2273/2003 of 22 December 2003, also referred to as the 'safe harbour method'.

Since our Notice no. 12/2007 of 9 July 2007, the following transactions have been made under the programme:

	Number of shares	Average purchase price in DKK	Transaction value in DKK
Accumulated at latest Notice	576,000	411.00	236,736,210
3 September 2007	7,000	400.84	2,805,880
4 September 2007	6,000	398.55	2,391,300
5 September 2007	20,000	396.29	7,925,800
6 September 2007	8,000	392.15	3,137,200
7 September 2007	15,000	388.20	5,823,000
Accumulated volume under programme	632,000	409.52	258,819,390

With the buyback of shares as stated above, Danisco owns a total of 885,646 treasury shares of a nominal value of DKK 20 each, corresponding to 1.81% of the total number of 48,941,495 issued shares.

An amount of DKK 241,180,610 remains to be used under the programme.

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:
Investor Relations, tel.: +45 3266 2912, e-mail: investor@danisco.com
Media Relations tel.: +45 3266 2913, e-mail: info@danisco.com

DANISCO

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11 September 2007 - 15:00

Danisco technology makes fantastic tortillas – easily

New POWERFlex™ wraps up every need for high quality products and efficient processing

Simply delicious tortillas are simplicity itself using POWERFlex™ technology from Danisco. This top-performing range provides manufacturers worldwide with valuable functionalities that make meeting diverse consumer demands an easy ride.

Whether they have a shelf life of two weeks, three months or even nine months, tortillas need to keep their just-baked freshness, high flexibility and a great taste, texture and appearance. POWERFlex™ accommodates all needs, satisfying the requirements of customer focus markets and improving processing efficiency.

Stay-fresh quality

The range brings together the benefits of Danisco's leading emulsifier, hydrocolloids and enzymes - among them the pioneering G4 amylase that has set a new standard in enduring tortilla freshness.

Long-lasting tortilla softness and flexibility enable manufacturers to create tortillas with great appeal to consumers looking for high quality convenience foods. Penetration of more distant markets is also a possibility as the stay-fresh tortillas can be transported over longer distances.

Less stickiness, more appeal

During processing, manufacturers benefit from a pliable, manageable dough. Reduced stickiness makes the tortillas easy to separate, and the elimination of dry edges further contributes to a good overall consumer impression.

Danisco's deep understanding of how ingredients work and interact has enabled the development of advanced blends with a precisely engineered effect. Advice on optimising tortilla formulations and processing is readily available from Danisco's tortilla application experts.

For more information about the POWERFlex™ range, contact

Jens Holstborg
Development & Marketing Director
Tel.: +45 8943 -5000

Printed Friday, 09 November 2007 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/en/business+updates/2007/businessupdate_227_en.ht

16.

DANISCO Press Release

First you add knowledge...

14 September 2007

Danisco in collaboration with DONG Energy on second generation bioethanol

Danisco's enzymes division, Genencor, and energy provider DONG Energy are entering into collaboration on the production of second generation bioethanol. Together with DONG Energy, Statoil and AgBioEnergy, Genencor is applying for public subsidies to establish a demonstration plant.

Genencor will be supplying enzymes to the demonstration plant, which will be located near Kalundborg, Denmark. Danisco thereby participates in one of the leading development centres for second generation bioethanol in Europe.

The plant is scheduled to come on stream by the climate summit in 2009 and will be handling four tonnes of straw an hour, corresponding to a production of 4,500 tonnes of bioethanol annually.

Through our collaboration with DONG Energy and partners we hope to speed up the availability of biofuels in Europe and to be able to contribute to the EU's binding goals for 10% renewable biofuels by 2020.

'We look forward to becoming an enzymes supplier and are pleased to participate in a project that will reinforce Denmark's position as one of the leading countries in the world within alternative energy. We have great expectations for second generation bioethanol and look forward to this collaboration,' says CEO Tom Knutzen.

For further information, please contact:

Michael von Bülow, Vice President Communications, mobile: +45 21 49 23 05
Ana Maria Bravo-Angel, Director Communications and Public Affairs, mobile: +32 497 499 727
Carl Johan Corneliussen, Media Relations Manager, mobile +45 26 15 21 27

About Danisco

With 9,700 employees in more than 40 countries, Danisco is one of the world's leading suppliers of food ingredients, sugar and industrial bioproducts. Based on our technology platform we use nature's own raw materials and resources to develop and produce ingredients for food and other products used in everyday life. Danisco ingredients are used in about every second ice cream and cheese, every third box of detergent and every fourth loaf of bread produced globally. Danisco ingredients based on food technology and biotechnology are also used in other consumer products - from feed and toothpaste to biofuel and plastics. Throughout the value chain, sustainability is integrated in Danisco's way of doing business.

Published by Danisco A/S, Communications, Langebrogade 1, PO Box 17, DK-1001 Copenhagen K
Tel.: +45 32 66 20 00 • Fax: +45 32 66 21 75 • info@danisco.com • www.danisco.com

17

EXECUTIVE BOARD

DANISCO

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

Notice no.: 26/2007

17 September 2007

Share buyback in Danisco A/S

On 20 June 2007 the Board of Directors of Danisco decided to launch a share buyback programme under which Danisco will buy back treasury shares for an amount of up to DKK 500,000,000 in the period from 3 July 2007 to 14 December 2007.

The programme is structured according to the provisions of the EU Commission's regulation no. 2273/2003 of 22 December 2003, also referred to as the 'safe harbour method'.

Since our Notice no. 12/2007 of 9 July 2007, the following transactions have been made under the programme:

	Number of shares	Average purchase price in DKK	Transaction value in DKK
Accumulated at latest Notice	632,000	409.52	258,819,390
10 September 2007	9,000	380.00	3,420,000
11 September 2007	7,000	383.07	2,681,490
12 September 2007	-	-	-
13 September 2007	17,000	382.33	6,499,610
14 September 2007	7,000	379.35	2,655,450
Accumulated volume under programme	672,000	407.85	274,075,940

With the buyback of shares as stated above, Danisco owns a total of 925,646 treasury shares of a nominal value of DKK 20 each, corresponding to 1.89% of the total number of 48,941,495 issued shares.

An amount of DKK 225,924,060 remains to be used under the programme.

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:
Investor Relations, tel.: +45 3266 2912, e-mail: investor@danisco.com
Media Relations, tel.: +45 3266 2913, e-mail: info@danisco.com

18.

DANISCO

First you add knowledge...



19 September 2007
Announcement of Results for Q1 2007/08
(1 May – 31 July 2007)

Contents

With 9,700 employees in more than 40 countries, Danisco is one of the world's leading suppliers of food ingredients, sugar and industrial bioproducts. Based on our technology platform we use nature's own raw materials and resources to develop and produce ingredients for food and other products used in everyday life. Danisco ingredients are used in about every second ice cream and cheese, every third box of detergent and every fourth loaf of bread produced globally. Danisco ingredients based on food technology and biotechnology are also used in other consumer products - from feed and toothpaste to biofuel and plastics. Throughout the value chain, sustainability is integrated in Danisco's way of doing business.

DANISCO

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O.Box 17
1001 Copenhagen K
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

Announcement of Results for Q1 2007/08
1 May – 31 July 2007
(Unaudited)

19 September 2007

Continued improvement in margins and returns

We continue to improve our key financial ratios in line with the targets we have signalled to the market. For Q1 2007/08, Ingredients posted an EBIT margin of 14.7%, an expansion of 0.4 percentage points year-on-year, while RONOA increased by 1.2 percentage points to 18.4% and organic growth reached 3%. Danisco's Sugar division also got off to a good start as lower costs and a better sales mix partly compensated for the expected decrease in sales.

Tom Knutzen, CEO of Danisco, says: "Thanks to our "Unfolding the potential" strategy we continue to deliver earnings improvements that are bringing us closer to our financial targets – including higher RONOA, higher EBIT margin and organic growth in Ingredients. We are faced with challenging market conditions in some key business areas, but we remain confident that Danisco will maintain its value enhancement momentum in 2007/08. The growth in margins and RONOA in Ingredients reinforces our confidence in the strategy that we announced one year ago today. We reconfirm our operational outlook for the full year".

Highlights

- Group EBIT before share-based payments remains stable year-on-year, at DKK 578 million, despite the anticipated 13% decrease in Sugar sales.
- Our Ingredients margin expansion was driven by advances in both Bio Ingredients and Texturants & Sweeteners thanks to strict cost discipline and our decision to improve our average selling price at the expense of short-term volume. We expect this price and margin momentum to gradually accelerate over the remainder of the current financial year.
- During Q1, our new expanded state-of-the-art xylose plant in Lenzing came on stream, and we opened our new enzymes plant in Wuxi, China. We continue to upgrade our R&D and production platform for cultures and enzymes.
- Following a good start to the year, Sugar is well on track to meet its earnings expectations for 2007/08.
- At our recent AGM, we announced our intention to work towards a demerger of Danisco Sugar.
- The Flavours divestment was successfully closed in July. We have restated all 2006/07 figures for Ingredients to reflect the continuing business.
- Since we commenced our share buyback programme in July, Danisco has repurchased treasury shares at a value of DKK 274 million.
- We are upgrading our 2007/08 outlook for profit for the year before share-based payments to over DKK 1,350 million (previously at over DKK 1,300 million). The upgrade is related to a property gain in Copenhagen and the divestment of Flavours.

Outlook for 2007/08

For full year 2007/08, Danisco maintains its guidance for revenue. EBIT is now expected at the level of DKK 1,800 million (previously slightly under DKK 1,800 million). Profit from discontinued operations is now estimated to be DKK 430 million (previously expected at over DKK 400 million). Profit for the year before share-based payments is subsequently expected at over DKK 1,350 million (previously at over DKK 1,300 million). See page 14 for further details.

Key figures and financial ratios

(DKKm)	Q1 2007/08	Q1 2006/07	YTD 2007/08	YTD 2006/07
Income statement				
Revenue	4,672	4,866	4,672	4,866
EBITDA before special items	849	895	849	895
Operating profit before special items (EBIT)	599	635	599	635
Special items	-	(15)	-	(15)
Operating profit	599	620	599	620
Net financial expenses	(105)	(93)	(105)	(93)
Profit before tax	494	527	494	527
Profit from continuing operations	336	375	336	375
Profit from discontinued operations	457	48	457	48
Consolidated profit	793	423	793	423
Profit attributable to equity holders of the parent	785	414	785	414
Revenue				
Ingredients	3,127	3,085	3,127	3,085
Sugar	1,606	1,847	1,606	1,847
Eliminations	(61)	(66)	(61)	(66)
Total	**4,672**	**4,866**	**4,672**	**4,866**
Operating profit before special items (EBIT)				
Ingredients	461	442	461	442
Sugar	151	175	151	175
Unallocated	(34)	(38)	(34)	(38)
Subtotal	**578**	**579**	**578**	**579**
Share-based payments	21	56	21	56
Total	**599**	**635**	**599**	**635**
Cash flow				
Cash flow from operating activities	1,376	1,436	1,376	1,436
Cash flow from investing activities	(193)	(175)	(193)	(175)
Free cashflow	**1,183**	**1,261**	**1,183**	**1,261**
Balance sheet				
Total assets	28,038	30,799	28,038	30,799
Equity attributable to equity holders of the parent	13,295	12,621	13,295	12,621
Equity	13,601	12,947	13,601	12,947
Net interest-bearing debt	8,077	11,968	8,077	11,968
Net operating assets	13,760	13,849	13,760	13,849
Invested capital	22,877	23,142	22,877	23,142
Return on capital (%)*				
Return on invested capital including goodwill	7.8	7.9	7.8	7.9
Return on equity	11.2	5.7	11.2	5.7
Number of shares				
Diluted average number of shares	48,867	49,017	48,867	49,017
Diluted number of shares at period-end	48,485	48,920	48,485	48,920
Earnings per share (DKK)**				
Diluted earnings per share	15.87	8.44	15.87	8.44
Diluted earnings per share before special items and discontinued operations	6.71	7.69	6.71	7.69
Diluted cash flow per share	28.16	29.30	28.16	29.30
Diluted book value per share	274	258	274	258
Share price				
Market price per share (DKK)	408	432	408	432
Market capitalisation (DKK million)	19,805	21,133	19,805	21,133

*) Calculated on a rolling 12-month basis.

**) The effect of Danisco's programmes for share options and warrants has been included in the diluted values.

Group financials

Danisco well on track to achieve its financial targets

In Q1 2007/08 we took further steps towards reaching our financial goals in Ingredients. In spite of soaring raw material costs, Danisco's Ingredients business delivered EBIT margin expansion, while RONOA improved by 1.2 percentage points year-on-year, and organic growth reached 3%. The Sugar division also got off to a comfortable start and succeeded in expanding its EBITDA margin despite the expected lower sales.

The continued improvement that we have seen within the Ingredients division reconfirms our belief in our "Unfolding the potential" strategy, and we will continue to focus intensely on R&D and cost containment as value drivers.

We continue to optimise our production and R&D set-up

Since closing the financial year 2006/07, we have continued the process of optimising our R&D and production platform. Our R&D activities in cultures and enzymes have been consolidated, our xanthan facility in Nanyang has been transferred to our production facility in Melle, France, as part of our restructuring activities, and our new high-tech xylose plant expansion in Lenzing came on stream during Q1 2007/08. Finally, we opened our new enzymes plant in Wuxi, China, as planned. All these factors are expected to have a positive impact on earnings from H2 2007/08.

Raw material prices remain a challenge but are gradually being passed on – and will increase the demand for creative new applications and solutions

Within the Ingredients segment in particular, soaring raw material costs remain a challenge both for Danisco and for our customers. Our general approach is to seek compensation from our customers for these higher costs, which has a short-term negative effect on volume in some product categories, but which we feel confident will create increasing value for us looking forward. The general time lag in passing on price increases is 6-12 months on average. Meanwhile, the higher input costs that our customers are experiencing are increasing their demand for reformulations and other solutions, which is likely to have a positive impact on Danisco in the medium term.

Flavours deal successfully closed in July – 2006/07 financials restated

In May 2007, Danisco signed an agreement to divest its Flavours division to Firmenich and establish a strategic alliance with the Swiss company. The divestment was closed on 2 July 2007, which means that the continuing Ingredients business now includes the Bio Ingredients and Texturants & Sweeteners divisions only. Going forward, all 2006/07 data for the divested activities have been restated according to IFRS standards in order to reflect the underlying trends of our continuing Ingredients operations. We have included a number of tables showing restated financial data at the end of this report. We are currently in the process of implementing the partnership agreement with Firmenich.

Income statement

During the first quarter of 2007/08, Danisco recorded revenue of DKK 4,672 million against 4,866 million in the same period of 2006/07. This result was driven by 1% growth (3% organic) in Ingredients and the anticipated 13% decrease in Sugar sales due to the EU reform.

Gross margin improvement of 1.2 percentage points year-on-year

Our gross profit came in at DKK 1,625 million for the quarter against DKK 1,635 million in the same period of 2006/07, reflecting growth in Ingredients and the expected decline in Sugar profits. Danisco's gross margin thereby expanded by 1.2 percentage points year-on-year, to 34.8%, driven by higher production efficiency for both Ingredients and Sugar, as well as the above-mentioned improving price trend within Ingredients.

R&D spending down – but will grow in relative terms

During the first quarter, we succeeded in trimming most of our below-the-line cost items, including our administrative expenses. In absolute terms, our R&D spending was down year-on-year, illustrating the cost benefits of our decision to consolidate

our R&D platform. However, we still expect this item to increase in relative terms in future as a result of the aggressive R&D strategy that we set out in our "Unfolding the potential" plan.

EBITDA margin improvements in both Sugar and Ingredients

We thereby achieved EBITDA of DKK 628 million for Ingredients and DKK 232 million for Sugar in the first quarter of the year, with both divisions posting improved EBITDA margins year-on-year. Group depreciation and writedowns came in at DKK 256 million, on par with last year.

0.5 percentage points EBIT margin improvement year-on-year before share-based payments

Despite the above-mentioned decrease in group revenue, we succeeded in sustaining EBIT before share-based payments of DKK 578 million for the quarter, or a 0.5 percentage points margin increase to 12.4%. Currency translations had a negative effect of DKK 4 million on EBIT year-on-year.

Share-based payments contributed DKK 21 million to earnings in first-quarter 2007/08 against DKK 56 million in same-period 2006/07, resulting in EBIT after share-based payments of DKK 599 million against DKK 635 million in the same period in 2006/07.

Underlying decline in net financial expenses of DKK 12 million year-on-year

Meanwhile, net financial expenses came in at DKK 105 million against DKK 93 million last year. In Q1 2006/07, Danisco booked a DKK 43 million gain from share divestments against a gain of DKK 19 million for Q1 2007/08 so the underlying trend is a decline in net financial costs of DKK 12 million year-on-year.

We still expect an effective tax rate of around 32% for the year

We still expect the effective tax rate for full year 2007/08 to be around 32%, reflecting the geographical composition of our earnings as well as consequences of new tax legislation. Tax for the quarter has been booked in accordance with this estimation.

DKK 457 million after tax from discontinued operations

Discontinued operations contributed DKK 457 million after tax. DKK 430 million of this relates to the estimated after-tax gains of the Flavours divestment.

Danisco's profit attributable to equity holders thereby came in at DKK 785 million for Q1 2007/08, an increase of DKK 371 million year-on-year.

Divestment of property in Copenhagen

In Q1 2007/08, we agreed to divest the property adjacent to our Copenhagen headquarters that we have been subletting to the buyers of our former spirits business since 2000. The selling price is approximately DKK 80 million, and we expect a pretax book gain of over DKK 30 million to be recorded in Q3 2007/08.

Cash flow statement

Lower operating cash flow reflecting slightly higher tax payments

Our cash flow from operating activities came in slightly below that of last year, primarily because we made higher tax payments during the quarter. Ingredients inventories increased for certain product areas in anticipation of higher demand.

The divestment of our Flavours division decreased our interest-bearing debt by approximately DKK 3.3 billion. During the first quarter, DKK 170 million was spent on repurchasing treasury shares in accordance with the announced programme.

Balance sheet

NWC increase driven by inventories and receivables

Our net working capital has increased, driven by higher inventories and receivables in Ingredients.

At the end of the quarter, our net interest-bearing debt decreased to DKK 8,077 million compared to DKK 11,968 million at 31 July 2006 primarily as a result of the divestment of Flavours.

Invested capital decreased slightly compared to first quarter 2006/07. For Ingredients, invested capital increased as a result of the higher working capital and investments.

Ingredients

(DKKm)	Q1 2007/08	Q1 2006/07	YTD 2007/08	YTD 2006/07
Revenue				
Bio Ingredients	1,364	1,318	1,364	1,318
Texturants & Sweeteners	1,772	1,773	1,772	1,773
Eliminations	(9)	(6)	(9)	(6)
Total	**3,127**	**3,085**	**3,127**	**3,085**
Growth (%)	1	5	1	5
Organic growth (%)	3	7	3	7
EBITDA	**628**	**609**	**628**	**609**
EBITDA margin (%)	20.1	19.7	20.1	19.7
EBIT				
Bio Ingredients	231	219	231	219
Texturants & Sweeteners	235	231	235	231
Central R&D	(5)	(8)	(5)	(8)
Total	**461**	**442**	**461**	**442**
EBIT margin (%)	14.7	14.3	14.7	14.3
RONOA (%)	**18.4**	**17.2**	**18.4**	**17.2**
Net working capital	3,537	3,262	3,537	3,262
Net non-current assets	5,686	5,308	5,686	5,308
Net operating assets	9,223	8,570	9,223	8,570
Goodwill	7,776	7,949	7,776	7,949
Invested capital	16,999	16,519	16,999	16,519

Results for Q1 2007/08

Organic growth of 3% driven especially by Bio Ingredients

Ingredients generated revenue of DKK 3,127 million for the first quarter of 2007/08. The sales increase of 1% year-on-year was achieved through 3% organic growth, a negative currency effect of 3% and 1% acquired growth from the Chinese cellulose gum producer that we purchased in August 2006. The Bio Ingredients division posted 6% organic growth, driven by advances in both Cultures and Genencor, while the Texturants & Sweeteners division reported a more moderate 1% organic growth for the quarter.

Margin improvement quarter-on-quarter and year-on-year

In line with our ambition to report consistent EBIT margin improvements, Ingredients was able to report a 14.7% EBIT margin before special items against 14.2% in Q4 2006/07 and 14.3% in Q1 2006/07 (including Flavours, our margin in Q1 2006/07 was 14.6%). Both Bio Ingredients and Texturants & Sweeteners contributed to this margin expansion.

Raw material prices are rising

Danisco's improved profitability is the result of the initiatives that we outlined in "Unfolding the potential", including site consolidation and cost containment. During Q1 2007/08, these measures more than compensated for rapidly accelerating raw material costs, in particular relating to agricultural products such as palm oil, glycerine, milk powder and soybean oil, which we can only gradually pass on to our customers. In certain product areas, we experienced some loss of volume as a result of our insistence on sharing the higher input costs with our customers.

Meanwhile, the higher raw material prices are also affecting many of our customers, but we are helping them tackle these challenges through a range of our products and know-how relating to reformulations. We expect to reap increasing rewards from these close relationships over the coming years.

Product areas

Bio Ingredients

(DKKm)	Q1 2007/08	Q1 2006/07	YTD 2007/08	YTD 2006/07
Revenue	**1,364**	**1,318**	**1,364**	**1,318**
Growth (%)	3	7	3	7
Organic growth (%)	6	8	6	8
EBIT	**231**	**219**	**231**	**219**
EBIT margin (%)	16.9	16.6	16.9	16.6

Organic growth of 6% and 0.3 percentage points EBIT margin expansion year-on-year

Bio Ingredients posted sales of DKK 1,364 million for the first quarter of the financial year, an increase of 3% on last year. Organic growth came in at 6% driven by both our Cultures and Genencor businesses, while the EBIT margin for the division increased by 0.3 percentage points year-on-year to 16.9%. Cultures drove the margin increase in Bio Ingredients, while Genencor recorded a slightly lower margin due to a combination of higher raw material prices and a change in our sales mix.

Strong demand and successful innovation driving Cultures

Cultures performed well this quarter as all major product categories experienced solid underlying demand, while customers are taking well to our recent launches, such as our direct-vat inoculation (DVI) culture programme CHOOZIT™. We feel comfortable with our continued strong revenue momentum within Cultures. Cost containment efforts and greater scale economies helped drive margin increases, which more than compensated for increasing raw material costs, such as milk powder.

Food protectants performed particularly well

Food protectant cultures performed particularly well driven both by a favourable market and by improving production yields where we are capitalising on Genencor's fermentation know-how. Two of our most recent launches include GUARDIAN™ Green Tea Extract, a natural antioxidant for shelf life extension in meat and culinary products, and MicroGARD™ 730 that represents the next generation of clean-label, natural antimicrobial protectants for prepared meals and even selected meats.

Key challenges include possible spill-over effects from global milk shortage on production of other dairy categories

Key challenges to this positive momentum for Cultures include further acceleration in raw material costs and a possible negative spill-over effect on the level of e.g. cheese production from the current global milk shortage. However, we are aware of the continued need to press through further price increases in order to compensate from higher input costs also in this segment.

Danisco targeting the growing European obesity problem

Earlier this month, we signed an agreement with the Dutch Research Institute (TNO) to use probiotic strains aimed at the weight management market. The agreement is another clear indicator of the probiotics market's expansion, as food producers have increasingly been looking at using probiotics in different food products.

Genencor growth especially driven by strong animal nutrition sales

Our enzymes business Genencor also posted growth in most of its product areas, including Fabric & Household and Food. Growth in animal nutrition was particularly high. We are very pleased with the underlying market demand for feed enzymes and even more so with the success of our phytase innovation.

New Wuxi plant now on stream

We opened our new enzymes plant in Wuxi, China, in May 2007, and production is being rolled out as planned. The plant will be using advanced fermentation technology to produce a wide range of enzymes for a range of markets including animal feed, grain, food processing, industrial specialties, cleaning and textile.

MaxaLiq ™ ONE currently being tested by several of our customers

Genencor's bioproducts area is clearly still recovering from the SPEZYME®ETHYL court ruling that we have described in great detail in previous releases. However, following the loss of a number of customers during 2006/07, demand now appears to have stabilised, and our new enzyme MaxaLiq™ ONE is currently being tested by several of our customers. Meanwhile, we conservatively assume that it will take several quarters yet before growth for this enzyme segment returns to the current high market levels.

Collaboration with DONG Energy on 2GBE demo plant

After the close of Q1 2007/08, Danisco and energy provider DONG Energy have entered into collaboration on the production of second generation bioethanol. Together with DONG Energy, Statoil and AgBioEnergy, Genencor is applying for public subsidies to establish a demonstration plant. Genencor will be supplying enzymes to the demonstration plant, which will be located near Kalundborg, Denmark. Danisco thereby participates in one of the leading development centres for second generation bioethanol in Europe.

Texturants & Sweeteners

(DKKm)	Q1 2007/08	Q1 2006/07	YTD 2007/08	YTD 2006/07
Revenue	**1,772**	**1,773**	**1,772**	**1,773**
Growth (%)	0	4	0	4
Organic growth (%)	1	5	1	5
EBIT	**235**	**231**	**235**	**231**
EBIT margin (%)	13.3	13.0	13.3	13.0

Reported sales unchanged in Texturants & Sweeteners

During the first quarter of 2007/08, sales in Texturants & Sweeteners were unchanged year-on-year, as organic growth of 1% and acquisitive growth of 1% were counterweighted by negative currency translation effects. Despite a tight raw material market, Texturants & Sweeteners has succeeded in improving its EBIT margin year-on-year.

Emulsifiers and pectin seeing good organic growth – summer hurts Gums & Systems area

In terms of organic growth, emulsifiers and pectin both fared well during Q1 2007/08 as price increases started to come through towards the end of the quarter, with likely full effect in H2 2007/08. The Gums & Systems (G&S) area has been challenged by the exceptionally wet and cold summer in much of Europe which has had an adverse effect on the demand for ice cream blends, but G&S nevertheless managed to maintain its topline year-on-year at stable currencies during the first quarter. We remain comfortable with the general outlook for Gums & Systems.

We have launched two Creamline stabiliser systems – GRINDSTED®SOFT-N-SAFE so far progressing as planned

In Q1 2007/08, we launched the GRINDSTED® PF 11 and 12 Creamline Stabiliser Systems that deliver a creamy texture to healthy soya desserts even at low fat levels. Both the Creamline products gain their outstanding functional properties from the natural hydrocolloids carrageenan and guar gum. Meanwhile, GRINDSTED® SOFT-N-SAFE, is currently being tested by an increasing number of our industry customers, while sales have already commenced to a range of new customer segments, For full year 2007/08, we expect to double sales of this product year-on-year, albeit from a relatively small volume base.

Sweeteners: new xylose plant on stream

Last year's turbulent times for Sweeteners now appear to have come to an end. The xylitol market is currently in equilibrium, as customers have been delaying product launches or have found temporary sweetener replacements as a result of last year's supply crisis. During Q1 2007/08 we commenced production at our new state-of-the-art xylose plant expansion in Lenzing, Austria, and we fully intend to revive the demand for xylitol over the course of the coming quarters. Both Litesse® and fructose sales continued to progress well during Q1 2007/08. Generally for Sweeteners, we have seen a good improvement in the average selling prices at lower volume, and we expect this trend to continue despite the roll-out of new capacity at Lenzing. We are currently in the process of rebuilding xylose stock.

Litesse® obtains FDA approval

In the USA, we have obtained approval from the FDA for our Litesse® polydextrose to be used beyond existing categories. The new approval covers virtually all food and beverage applications and opens up to key markets such as dairy, cereals and soft drinks. Thereby we are looking not only to leverage Danisco as the innovative leader in the polydextrose market but also to expand the entire polydextrose market.

Geographic segments

Europe

(DKKm)	Q1 2007/08	Q1 2006/07	YTD 2007/08	YTD 2006/07
Revenue	**1,258**	**1,261**	**1,258**	**1,261**
Growth (%)	0	8	0	8
Organic growth (%)	0	8	0	8

Enzymes, cultures and sweeteners compensated for stalled ice cream sales over the summer

Europe, covering both Eastern and Western Europe, is Danisco's single largest region in terms of ingredients sales. During the first quarter of the year, Europe posted flat sales year-on-year as declining sales to the ice cream industry during the wet summer in Western Europe capped growth for several texturants categories. Furthermore, we faced particularly tough comparisons on the back of the unusually strong first quarter in 2006/07. Our enzymes and cultures businesses both performed well in Europe, and all major product categories continued to experience solid underlying demand in Eastern Europe. Some Sweeteners orders were transferred from Russia to Asia-Pacific but had no overall impact on our group results.

North America

(DKKm)	Q1 2007/08	Q1 2006/07	YTD 2007/08	YTD 2006/07
Revenue	**827**	**867**	**827**	**867**
Growth (%)	(5)	3	(5)	3
Organic growth (%)	2	5	2	5

Growth in all enzyme categories despite US bioethanol court ruling; cultures developing particularly well; some volume pressure in select texturants categories

In North America, we generated 2% organic growth for Q1 2007/08. Despite the ongoing SPEZYME®ETHYL conversion challenge in this important bioethanol market, all enzyme segments reported year-on-year growth in the region. The topline trend was especially strong in the leading cultures product categories, and all major sweetener products grew well, including both xylitol and Litesse. The gradual implementation of higher prices continues to have an adverse effect on volume in some product categories, such as pectin and selective gums, but we are adamant that we must continue to pursue our margin enhancement strategy despite these short-term challenges.

Latin America

(DKKm)	Q1 2007/08	Q1 2006/07	YTD 2007/08	YTD 2006/07
Revenue	**294**	**277**	**294**	**277**
Growth (%)	6	16	6	16
Organic growth (%)	6	18	6	18

Solid and broad-based enzymes demand

In Latin America, Danisco recorded 6% organic growth in Q1 2007/08 on the back of a very strong Q1 2006/07. Our strongest growth drivers included food protection cultures as well as food and feed enzymes, while we saw lower sweeteners sales.

Asia-Pacific

(DKKm)	Q1 2007/08	Q1 2006/07	YTD 2007/08	YTD 2006/07
Revenue	**584**	**555**	**584**	**555**
Growth (%)	5	1	5	1
Organic growth (%)	7	4	7	4

7% organic growth, capped by capacity constraints

Sales in the Asia-Pacific region grew by 5%, with fairly broad-based organic growth of 7%. All major Cultures categories experienced double-digit organic growth across this region. Genencor's feed enzymes sales were capped by capacity constraints for the animal nutrition product betaine. Most texturants categories delivered on our expectations. We succeeded in growing our xylitol sales, while Litesse® sales were hit by lower sales to the beverage segment.

Sugar

(DKKm)	Q1 2007/08	Q1 2006/07	YTD 2007/08	YTD 2006/07
Revenue	**1,606**	**1,847**	**1,606**	**1,847**
Growth (%)	(13)	(1)	(13)	(1)
EBITDA	**232**	**265**	**232**	**265**
EBITDA margin (%)	14.4	14.3	14.4	14.3
EBIT	**151**	**175**	**151**	**175**
EBIT margin (%)	9.4	9.5	9.4	9.5
RONOA (%)	**11.3**	**14.5**	**11.3**	**14.5**
Net working capital	1,515	1,431	1,515	1,431
Net non-current assets	2,956	3,674	2,956	3,674
Net operating assets	4,471	5,105	4,471	5,105
Goodwill	1,341	1,344	1,341	1,344
Invested capital	5,812	6,449	5,812	6,449

EBITDA margin improvement thanks to cost reductions and a favourable sales mix

Danisco's sugar activities are well on track to deliver on our outlook for full year 2007/08. Despite the substantial pressure on Sugar's topline, we saw a slight year-on-year increase in our EBITDA margin for the division, to 14.4%, as sales of C sugar were prohibited by the EU sugar reform, while lower exports of quota sugar and higher discounts on export licenses were broadly compensated by higher sales on home markets and lower costs.

On the cost side, Sugar has benefited from plant closures which has helped compensate for rising energy costs at existing production facilities. During Q1 2007/08, we have closed our Swedish headquarters at Arlöv and we are in the process of divesting this property. Investments in our German bioethanol plant adjacent to our Anklam sugar site are proceeding as planned.

We anticipate record-breaking sugar harvest

The growing season for sugar beet got off to a good start, and we expect a record harvest. Owing to unusually warm and sunny weather in the spring, sugar beet was sown earlier than usual. A good start for the growing period combined with this summer's heavy rainfall means that the sugar volume per hectare is at a record high. Danisco's harvest forecasts indicate total sugar production significantly exceeding the Group's total EU quota of 929,000 tonnes.

Crucial time for the European sugar industry

The EU sugar industry is still facing considerable uncertainties. At the end of September 2007, the Council of Ministers will discuss possible amendments to the current reform, and a key issue will be the incentive schemes for sugar producers and/or farmers to sell back quotas. Over the next six months, this will be a crucial factor in the EU's efforts to restore equilibrium in the European sugar market, and thereby restore a stable pricing environment. We remain confident that we will see a stabilisation of the sugar market, and that Danisco will remain competitive also within this new market environment.

Plans concerning Sugar's future confirmed at the AGM

Sugar demerger

At our AGM on 29 August 2007, Danisco's Chairman announced that the Board will continue working towards independence for Danisco Sugar. With two independent companies we will ensure the best future development opportunities while at the same time enabling our shareholders to target a global ingredients business and/or a European sugar business.

We have several possible models to choose from

There are several possible models to choose from, but our basic aim is to obtain an independent listing of Danisco Sugar. However, this does not rule out other solutions that could offer more perspective and value creation. For instance, the sugar division could become part of a structure tying growers and sugar production closer together or take active part in a consolidation of the European sugar industry.

Sugar became a separate legal entity in 2006

In order to expand our range of possibilities, Danisco Sugar became a separate legal entity in 2006 (see our Notice of 9 February 2006). In terms of tax, the shares in Danisco Sugar A/S are considered to be purchased on the date that this entity was established, 31 August 2006.

Timing remains key

Timing is vital, as we have to safeguard the values of our sugar activities and ensure the best possible framework for the continued development of the sugar business. The future structures of the industry and the EU sugar reform have not yet been established. This will probably happen in the next year or two, by which time we also expect the ownership structure of the sugar business to change. Finally, a decision so fundamentally important to Danisco A/S will not be taken until the General Meeting has approved it.

Outlook for 2007/08

Assumptions underlying the outlook for 2007/08

We maintain our overall outlook for operations for the financial year 2007/08 based on the current energy and raw material prices. Our currency and interest rate assumptions are specified below.

Revenue
Revenue is expected at around DKK 19.0 billion (DKK 18,800 million).

- Ingredients: At around DKK 12.25 billion (DKK 12,074 million), corresponding to around 4% organic growth
- Sugar: At around DKK 6.75 billion (DKK 6,995 million)

EBIT before special items and share-based payments
EBIT is expected at the level of DKK 1,800 million (DKK 2,014 million).

- Ingredients: At around DKK 1,650 million (DKK 1,592 million). Compared to 2006/07, the outlook is impacted by a DKK 30 million negative currency effect, primarily due to the weak USD
- Sugar: At around DKK 300 million (DKK 581 million)

Special items
Special items are expected to amount to a net expense of around DKK 25 million.

Tax
In view of changed Danish tax legislation, a tax rate of 32% (30%) is expected.

Profit expectations
Profit from continuing operations before share-based payments is expected to exceed DKK 900 million. Profit from discontinued operations is estimated to be DKK 430 million after tax related to the divestment of the Flavours activities. Profit for the year before share-based payments is subsequently expected at over DKK 1,350 million (DKK 1,062 million).

Investments
Investments are expected to total around DKK 1.2 billion, about 10% above the expected level of depreciation.

Currency and interest assumptions

USD assumptions

The outlook for 2007/08 is based on a USD rate of DKK 5.43 on 31 July 2007, with an average exchange rate in 2006/07 of DKK 5.77. On 18 September 2007, the USD rate was DKK 5.37

Exchange rate sensitivity

The calculation of sensitivity to changes in the USD rate includes currencies that correlate with the USD. A change in the USD rate of DKK 1.00 and the same relative change in USD-related currencies will cause a change in full-year revenue of around DKK 630 million and in EBIT of around DKK 110 million.

Interest rate sensitivity

At the end of July 2007, the Group's average interest rate duration was 4.1 years and 62% of the Group's loans were based on fixed interest rates. A change in interest rates of 1% on an annual basis would – viewed in isolation – impact the Group's interest expenses by around DKK 33 million.

Risk factors

The forward-looking statements contained in this announcement, including expected revenue and earnings performance, inherently involve risks and uncertainties that could be materially affected by factors such as global economic matters, including interest rate and currency movements, fluctuations in raw material prices, production-related problems, breach or unexpected termination of contracts, price reductions resulting from market-driven price reductions, market acceptance of new products and launches of rivalling products. Danisco is only obliged to update and adjust the stated expectations in so far as this is required by law, including the Danish Securities Trading Act.

Other information

Accounting policies etc.
The accounting policies are unchanged from 2006/07.

In case of discrepancies between the Danish and English versions of the Announcement of Results, the Danish version prevails.

Share-based payments
As resolved at the Annual General Meeting on 29 August 2007, up to 600,000 share options will be issued to the Executive Board and senior managers, totalling some 150 persons, at a share price of DKK 483. Subsequently, the option programme will comprise 2,115,819 shares equivalent to 4.32% of the Company's share capital. The cost of these programmes is in line with IFRS expensed in the income statement on an ongoing basis.

Sustainability
Danisco has again been selected for inclusion in the Dow Jones Sustainability indexes. The Dow Jones Sustainability World Index (DJSI World) comprises more than 300 companies that represent the top 10% of the leading sustainability companies out of the biggest 2,500 companies in the Dow Jones World Index. Companies are selected on their financial, social and environmental performance. Only four Danish companies from various sectors were selected for the DJSI World this year. Danisco was also included in the DJSI STOXX index, and has been listed on both indexes since 2002.

Information meeting
This Announcement of Results is also available at www.danisco.com. The meeting for institutional investors, equity analysts and the press to be held today at 15.00 pm will be webcast at the above address.

Financial calendar

Date		Reporting period
19 November	2007	IR quiet period starts for Q2
17 December	2007	Q2 results
29 February	2008	IR quiet period starts for Q3
26 March	2008	Q3 results
26 May	2008	IR quiet period starts for Q4
23 June	2008	Q4 results
17 August	2008	IR quiet period starts for Q1
20 August	2008	Annual General Meeting 2008
18 September	2008	Q1 results
17 November	2008	IR quiet period starts for Q2
16 December	2008	Q2 results

For further information, please contact:
Investor Relations, tel.: +45 3266 2912, investor@danisco.com
Media Relations, tel.: +45 3266 2913, info@danisco.com

Management's statement

The Board of Directors and the Executive Board have considered and approved the interim report for the period 1 May – 31 July 2007 of Danisco A/S.

The interim report, which is unaudited, has been prepared in accordance with the International Financial Reporting Standards (IFRS) as adopted by the EU and Danish disclosure requirements governing interim financial reporting for listed companies. In our opinion, the interim report gives a true and fair view of the Group's assets, liabilities, financial position, cash flows and results of operations.

19 September 2007

Board of Directors

Anders Knutsen, Chairman

Jørgen Tandrup, Deputy Chairman

Håkan Björklund

Kirsten Drejer

Lis Glibstrup

Peter Højland

Flemming Kristensen

Bent Willy Larsen

Matti Vuoria

Executive Board

Tom Knutzen, CEO

Søren Bjerre-Nielsen

Mogens Granborg

Income statement 1 May 2007 - 31 July 2007

(DKKm)	Q1 2007/08	Q1 2006/07	YTD 2007/08	YTD 2006/07
Revenue	**4,672**	**4,866**	**4,672**	**4,866**
Cost of sales	(3,047)	(3,231)	(3,047)	(3,231)
Gross profit	**1,625**	**1,635**	**1,625**	**1,635**
Research and development expenses	(171)	(180)	(171)	(180)
Distribution and sales expenses	(632)	(603)	(632)	(603)
Administrative expenses	(266)	(289)	(266)	(289)
Other operating income	28	16	28	16
Other operating expenses	(6)	0	(6)	0
Share-based payments	21	56	21	56
Operating profit before special items	**599**	**635**	**599**	**635**
Special items	0	(15)	0	(15)
Operating profit	**599**	**620**	**599**	**620**
Net financial expenses	(105)	(93)	(105)	(93)
Profit before tax	**494**	**527**	**494**	**527**
Income tax expense	(158)	(152)	(158)	(152)
Profit for the period from continuing operations	**336**	**375**	**336**	**375**
Profit for the period from discontinued operations	457	48	457	48
Profit for the period	**793**	**423**	**793**	**423**
Distribution of profit for the period				
Equity holders of the parent	785	414	785	414
Minority interests	8	9	8	9
Total	**793**	**423**	**793**	**423**
Earnings per share in DKK				
EPS	15.94	8.50	15.94	8.50
DEPS	15.87	8.44	15.87	8.44
EPS from continuing operations	6.73	7.51	6.73	7.51
DEPS from continuing operations and before special items	6.71	7.69	6.71	7.69

Cash flow statement 1 May 2007 - 31 July 2007

(DKKm)	Q1 2007/08	Q1 2006/07	2007/08	2006/07
Cash flow from operating activities				
Operating profit before special items from continuing operations	599	635	599	635
Depreciation and writedowns	256	260	256	260
Adjustments	(6)	(7)	(6)	(7)
Share-based payments paid	(14)	(18)	(14)	(18)
Special items paid	-	(15)	-	(15)
Change in working capital	776	732	776	732
Interest received	114	147	114	147
Interest paid	(205)	(240)	(205)	(240)
Corporation tax paid	(144)	(58)	(144)	(58)
Cash flow from operating activities	**1,376**	**1,436**	**1,376**	**1,436**
Cash flow from investing activities				
Purchase of property, plant and equipment	(219)	(244)	(219)	(244)
Sale of property, plant and equipment	12	28	12	28
Purchase of intangible assets	-	-	-	-
Sale of intangible assets	(16)	(25)	(16)	(25)
Sale of financial assets	30	66	30	66
Cash flow from investing activities	**(193)**	**(175)**	**(193)**	**(175)**
Free cash flow	**1,183**	**1,261**	**1,183**	**1,261**
Cash flow from financing activities				
Change in financial liabilities	(4,188)	(1,182)	(4,188)	(1,182)
Acquisition of treasury shares	(170)	(90)	(170)	(90)
Sale of treasury shares	5	-	5	-
Change in minority interests	(1)	-	(1)	-
Cash flow from financing activities	**(4,354)**	**(1,272)**	**(4,354)**	**(1,272)**
Cash flow from discontinued operations	**3,328**	**25**	**3,328**	**25**
Decrease/increase in cash and cash equivalents	**157**	**14**	**157**	**14**
Cash and cash equivalents at start of period	372	411	372	411
Exchange adjustment of cash and cash equivalents	3	(5)	3	(5)
Cash and cash equivalents at end of period	**532**	**420**	**532**	**420**

Net interest bearing debt

(DKKm)	Q1 2007/08	Q1 2006/07	2007/08	2006/07
Specification of net interest bearing debt				
Non-current mortgage and credit institutions debt	4,330	5,411	4,330	5,411
Current mortgage and credit institutions debt	4,294	6,962	4,294	6,962
Interest bearing debt	**8,624**	**12,373**	**8,624**	**12,373**
Other interest bearing receivables or debt	(15)	15	(15)	15
Cash and cash equivalents	(532)	(420)	(532)	(420)
Net interest bearing debt	**8,077**	**11,968**	**8,077**	**11,968**
Change in net interest bearing debt				
Net interest bearing debt beginning of period	**12,222**	**13,224**	**12,222**	**13,224**
Exchange adjustment of opening value etc.	(23)	(59)	(23)	(59)
Net financial liabilities divested	296	-	296	-
Change in financial liabilities	(4,188)	(1,182)	(4,188)	(1,182)
Decrease/increase in cash and cash equivalents	(157)	(14)	(157)	(14)
Non-interest bearing financial liabilities, reversed	(109)	(9)	(109)	(9)
Other movements	36	8	36	8
Net interest bearing debt end of period	**8,077**	**11,968**	**8,077**	**11,968**

Statement of recognised income and expense

(DKKm)	31 July 2007	31 July 2006	30 April 2007
Consolidated profit including discontinued business	**793**	**423**	**1,079**
Foreign exchange rate adjustment of subsidiaries and associates	(8)	(98)	(418)
Hedging of future transactions for the period	65	(2)	(97)
Tax on items recognised directly in equity	(12)	(1)	8
Other movements in equity	(20)	(11)	34
Net income recognised directly in equity	**25**	**(112)**	**(473)**
Total recognised income and expense	**818**	**311**	**606**

Balance sheet 31 July 2007

(DKKm)	31 July 2007	31 July 2006	30 April 2007
Assets			
Goodwill	9,117	10,603	10,399
Other intangible assets	1,151	1,257	1,213
Property, plant and equipment	8,228	8,635	8,693
Investments	429	582	791
Total non-current assets	**18,925**	**21,077**	**21,096**
Inventories	4,214	4,492	5,371
Receivables	4,367	4,810	4,546
Cash and cash equivalents	532	420	372
Total current assets	**9,113**	**9,722**	**10,289**
Total assets	**28,038**	**30,799**	**31,385**
Equity and liabilities			
Share capital	979	979	979
Other reserves	12,316	11,642	11,665
Equity attributable to equity holders of the parent	**13,295**	**12,621**	**12,644**
Minority interests	306	326	305
Total equity	**13,601**	**12,947**	**12,949**
Non-current liabilities	6,487	7,725	8,456
Current liabilities	7,950	10,127	9,980
Total liabilities	**14,437**	**17,852**	**18,436**
Total equity and liabilities	**28,038**	**30,799**	**31,385**
Changes in equity			
Equity at beginning of period	**12,949**	**12,726**	**12,726**
Total recognised income and expense	**818**	**311**	**606**
Dividends paid to shareholders	-	-	(328)
Dividends paid to minority interests	(1)	-	(32)
Capital increase	1	-	1
Sale of activity	(5)	-	-
Share-based payments	4	-	12
Buyback of shares	(170)	(99)	(123)
Sale of treasury shares	5	9	87
Total change in equity	**652**	**221**	**223**
Equity at end of period	**13,601**	**12,947**	**12,949**
Other balance sheet data			
Net interest-bearing debt	8,077	11,968	12,222
Net operating assets	13,760	15,111	15,444
Invested capital	22,877	25,714	25,843

Top line growth in Ingredients

(%)	Total	Currency	Acquisitions	Organic	Sales distribution
Sales growth by division					
Q1 2007/08 vs. Q1 2006/07					
Bio Ingredients	3	(3)	0	6	43
Texturants & Sweeteners	0	(2)	1	1	57
Total	**1**	**(3)**	**1**	**3**	**100**
2007/08 vs. 2006/07					
Bio Ingredients	3	(3)	0	6	43
Texturants & Sweeteners	0	(2)	1	1	57
Total	**1**	**(3)**	**1**	**3**	**100**
Sales growth by geography					
Q1 2007/08 vs. Q1 2006/07					
Europe	0	0	0	0	40
North America	(5)	(7)	0	2	26
Latin America	6	0	0	6	9
Asia-Pacific	5	(5)	3	7	19
Rest of the world	33	(2)	1	34	6
Total	**1**	**(3)**	**1**	**3**	**100**
2007/08 vs. 2006/07					
Europe	0	0	0	0	40
North America	(5)	(7)	0	2	26
Latin America	6	0	0	6	9
Asia-Pacific	5	(5)	3	7	19
Rest of the world	33	(2)	1	34	6
Total	**1**	**(3)**	**1**	**3**	**100**

Holding of treasury shares

	Nominal value (DKK '000)	Number	% of share capital
Holding at 1 May 2007	3,303	165,146	0.34
Purchase	8,160	408,000	0.83
Sale, exercise of share options	(230)	(11,500)	(0.02)
Holding at 31 July 2007	**11,233**	**561,646**	**1.15**
Purchase since end of Quarter	7,280	364,000	0.74

Quarterly key figures based on proforma balance

(DKKm)	2006/07					2007/08				
	Q1	Q2	Q3	Q4	YTD	Q1	Q2	Q3	Q4	YTD
Income statement										
Revenue	4,866	4,750	4,443	4,743	18,802	4,672	-	-	-	4,672
EBITDA before special items	895	721	627	835	3,078	849	-	-	-	849
Share-based payments	56	(38)	(6)	9	21	21	-	-	-	21
Operating profit before special items	635	484	367	568	2,034	599	-	-	-	599
Special items	(15)	(70)	(18)	(76)	(179)	(0)	-	-	-	(0)
Operating profit	620	393	349	493	1,855	599	-	-	-	599
Net financial expenses	(93)	(134)	(150)	(129)	(506)	(105)	-	-	-	(105)
Profit before tax	527	259	199	364	1,349	494	-	-	-	494
Profit for the period from continuing operations	375	184	141	240	940	336	-	-	-	336
Profit for the period from discontinued operations	48	36	22	33	139	457	-	-	-	457
Profit attributable to equity holders of the parent	414	215	153	276	1,058	785	-	-	-	785
Cash flow from operating activities	1,436	1,248	(581)	82	2,203	1,376	-	-	-	1,376
Net investments in property, plant and equipment	(218)	(261)	(307)	(360)	(1,144)	(207)	-	-	-	(207)
Net investments in intangible assets	(25)	(27)	(37)	(41)	(130)	(16)	-	-	-	(16)
Purchase and sale of enterprises and activities	-	(61)	0	1	(60)	0	-	-	-	0
Purchase and sale of financial assets	66	(6)	(9)	(15)	36	30	-	-	-	30
Free cashflow	1,261	891	(914)	(333)	905	1,183	-	-	-	1,183
Balance sheet										
Assets	30,799	31,028	32,249	31,385	31,385	28,038	-	-	-	28,038
Equity attributable to equity holders of the parent	12,621	12,544	12,668	12,644	12,644	13,295	-	-	-	13,295
Equity	12,947	12,845	12,977	12,950	12,950	13,601	-	-	-	13,601
Net interest-bearing debt	11,968	11,324	12,063	12,222	12,222	8,077	-	-	-	8,077
Invested capital	23,143	22,441	23,259	23,463	23,463	22,876	-	-	-	22,876
Return on capital (%)										
ROIC	7.9	7.6	7.6	7.9	7.9	7.8	-	-	-	7.8
ROE	5.7	5.2	5.1	8.4	8.4	11.2	-	-	-	11.2
RONOA (%)*										
Ingredients	17.2	17.3	17.8	18.5	18.5	18.4	-	-	-	18.4
Sugar	14.5	14.1	12.3	11.4	11.4	11.3	-	-	-	11.3
Total	15.0	14.8	14.4	14.5	14.5	14.5	-	-	-	14.5
Net working capital										
Ingredients	3,262	3,128	3,193	3,184	3,184	3,537	-	-	-	3,537
Sugar	1,431	672	1,614	2,320	2,320	1,515	-	-	-	1,515
Unallocated	(16)	(17)	(24)	(22)	(21)	(20)	-	-	-	(20)
Total	4,677	3,782	4,783	5,482	5,482	5,033	-	-	-	5,033
Non-current assets										
Ingredients	5,308	5,440	5,476	5,599	5,599	5,686	-	-	-	5,686
Sugar	3,674	3,651	3,514	3,046	3,046	2,956	-	-	-	2,956
Unallocated	191	212	207	215	215	84	-	-	-	84
Total	9,173	9,303	9,197	8,860	8,860	8,726	-	-	-	8,726
Net operating assets										
Ingredients	8,570	8,567	8,669	8,782	8,782	9,223	-	-	-	9,223
Sugar	5,105	4,323	5,128	5,366	5,366	4,471	-	-	-	4,471
Unallocated	175	195	183	194	194	64	-	-	-	64
Total	13,850	13,085	13,980	14,342	14,342	13,759	-	-	-	13,759
Goodwill										
Ingredients	7,949	8,013	7,933	7,777	7,777	7,776	-	-	-	7,776
Sugar	1,344	1,343	1,346	1,343	1,343	1,341	-	-	-	1,341
Unallocated	-	-	-	-	-	-	-	-	-	-
Total	9,293	9,356	9,279	9,120	9,120	9,117	-	-	-	9,117
Invested capital										
Ingredients	16,519	16,580	16,602	16,559	16,559	16,999	-	-	-	16,999
Sugar	6,449	5,666	6,474	6,709	6,709	5,812	-	-	-	5,812
Unallocated	176	195	183	194	194	65	-	-	-	65
Total	23,143	22,441	23,259	23,462	23,462	22,876	-	-	-	22,876

*) Calculated on a rolling 12-month basis.

Quarterly key figures based on proforma balance

(DKKm)	2006/07 Q1	2006/07 Q2	2006/07 Q3	2006/07 Q4	2006/07 YTD	2007/08 Q1	2007/08 Q2	2007/08 Q3	2007/08 Q4	2007/08 YTD
Revenue per division										
Bio Ingredients	1,318	1,340	1,282	1,269	5,209	1,364	-	-	-	1,364
Texturants & Sweeteners	1,773	1,701	1,648	1,769	6,891	1,772	-	-	-	1,772
Eliminations	(6)	(2)	(9)	(9)	(26)	(9)	-	-	-	(9)
Ingredients	3,085	3,039	2,921	3,029	12,074	3,127	-	-	-	3,127
Sugar	1,847	1,776	1,587	1,785	6,995	1,606	-	-	-	1,606
Eliminations	(66)	(65)	(65)	(71)	(267)	(61)	-	-	-	(61)
Total	4,866	4,750	4,443	4,743	18,802	4,672	-	-	-	4,672
Organic growth per division (%)										
Bio Ingredients	8	6	4	4	6	6	-	-	-	6
Texturants & Sweeteners	5	6	4	6	6	1	-	-	-	1
Total	7	7	4	5	6	3	-	-	-	3
Revenue per region										
Europe	1,261	1,165	1,142	1,190	4,758	1,258	-	-	-	1,258
North America	867	852	798	819	3,336	827	-	-	-	827
Latin America	277	298	291	283	1,149	294	-	-	-	294
Asia-Pacific	555	575	550	569	2,249	584	-	-	-	584
Rest of the world	125	149	140	168	582	164	-	-	-	164
Total	3,085	3,039	2,921	3,029	12,074	3,127	-	-	-	3,127
Organic growth per region (%)										
Europe	8	8	1	0	4	0	-	-	-	0
North America	5	3	0	4	3	2	-	-	-	2
Latin America	18	3	5	20	11	6	-	-	-	6
Asia-Pacific	4	11	11	6	8	7	-	-	-	7
Rest of the world	-3	15	18	34	15	34	-	-	-	34
Total	7	7	4	5	6	3	-	-	-	3
EBITDA before special items										
Ingredients	609	552	502	600	2,263	628	-	-	-	628
Sugar	265	245	171	267	948	232	-	-	-	232
Unallocated	(35)	(38)	(40)	(41)	(154)	(32)	-	-	-	(32)
Subtotal	839	759	633	826	3,057	828	-	-	-	828
Share-based payments	56	(38)	(6)	9	21	21	-	-	-	21
Total	895	721	627	835	3,078	849	-	-	-	849
EBITDA margin (%)										
Ingredients	19.7	18.2	17.2	19.8	18.7	20.1	-	-	-	20.1
Sugar	14.3	13.8	10.8	15.0	13.6	14.4	-	-	-	14.4
Total	18.4	15.2	14.1	17.6	16.4	18.2	-	-	-	18.2
Operating profit before special items										
Bio Ingredients	219	196	144	180	739	231	-	-	-	231
Texturants & Sweeteners	231	198	201	260	890	235	-	-	-	235
Central R&D	(8)	(9)	(11)	(9)	(37)	(5)	-	-	-	(5)
Ingredients	442	385	334	431	1,592	461	-	-	-	461
Sugar	175	155	80	171	581	151	-	-	-	151
Unallocated	(38)	(38)	(41)	(43)	(160)	(34)	-	-	-	(34)
Subtotal	579	502	373	559	2,013	578	-	-	-	578
Share-based payments	56	(38)	(6)	9	21	21	-	-	-	21
Total	635	464	367	568	2,034	599	-	-	-	599
EBIT margin (%)										
Bio Ingredients	16.6	14.6	11.3	14.2	14.2	16.9	-	-	-	16.9
Texturants & Sweeteners	13.0	11.6	12.2	14.7	12.9	13.3	-	-	-	13.3
Ingredients	14.3	12.7	11.4	14.2	13.2	14.7	-	-	-	14.7
Sugar	9.5	8.7	5.0	9.6	8.3	9.4	-	-	-	9.4
Total	13.1	9.7	8.3	12.0	10.8	12.8	-	-	-	12.8
Special items										
Ingredients	(15)	(66)	(8)	(82)	(171)	-	-	-	-	-
Sugar	-	-	(10)	(2)	(12)	-	-	-	-	-
Unallocated	-	(4)	-	8	4	-	-	-	-	-
Total	(15)	(70)	(18)	(76)	(179)	-	-	-	-	-

Result of discontinuing operations

(DKKm)	Q1 2007/08	Q1 2006/07	YTD 2007/08	YTD 2006/07
Revenue	292	418	292	418
Cost of sales	(170)	(244)	(170)	(244)
Gross profit	**122**	**174**	**122**	**174**
Costs	**(82)**	**(106)**	**(82)**	**(106)**
Operating profit before special items	**40**	**68**	**40**	**68**
Special items	830	(1)	830	(1)
Operating profit	**870**	**67**	**870**	**67**
Net Financials	-	-	-	-
Profit before tax	**870**	**67**	**870**	**67**
Income tax expense	(413)	(19)	(413)	(19)
Profit for the period from discontinued operations	**457**	**48**	**457**	**48**
Cash Flow from discontinuing operations				
Cash flow from operating activities	(38)	29	(38)	29
Cash flow from investing activities	3,348	(6)	3,348	(6)
Cash flow from financing activities	18	2	18	2
Total	**3,328**	**25**	**3,328**	**25**

Proforma Balance sheet

(DKKm)	31 July 2007	31 July 2006	30 April 2007
Assets			
Goodwill	9,117	9,293	9,121
Other intangible assets	1,151	1,203	1,172
Property, plant and equipment	8,228	8,117	8,238
Investments	429	555	528
Total non-current assets	**18,925**	**19,168**	**19,059**
Inventories	4,214	4,018	4,937
Receivables	4,367	4,475	4,467
Assets held for sale	-	2,718	2,550
Cash and cash equivalents	532	420	372
Total current assets	**9,113**	**11,631**	**12,326**
Total	**28,038**	**30,799**	**31,385**
Equity and liabilities			
Share capital	979	979	979
Other reserves	12,316	11,642	11,665
Equity attributable to equity holders of the parent	**13,295**	**12,621**	**12,644**
Minority interests	306	326	305
Total equity	**13,601**	**12,947**	**12,949**
Non-current liabilities	6,487	7,711	8,551
Current liabilities	7,950	10,021	9,742
Liabilities held for sale	-	120	143
Total liabilities	**14,437**	**17,852**	**18,436**
Total	28,038	30,799	31,385

Assets and liabilities held for sale

(DKKm)	31 July 2007	31 July 2006	30 April 2007
Goodwill	-	1,310	1,279
Non-current assets	-	559	485
Net working capital	-	702	616
Invested capital	-	**2,571**	**2,380**
Investments	-	27	27
Total	-	**2,598**	**2,407**
Assets held for sale	-	2,718	2,550
Liabilities held for sale	-	(120)	(143)
Total	-	**2,598**	2,407

Stock exchange notices

Notices issued in the past 12 months			
Date		**No.**	**Title**
19 September	2006	13	Announcement of Results for Q1 2006/07
2 November	2006	14	Warrant programme: Issue of new shares
3 November	2006	Without no.	Updated Articles of Association with appendix 1
9 November	2006	15	New reporting structure in connection with 'Unfolding the potential'
27 November	2006	16	Election of employee representatives to the Board of Directors of Danisco A/S
4 December	2006	17	Election of employee representatives to the Board of Directors of Danisco A/S
14 December	2006	18	Announcement of Results for H1 2006/07
26 January	2007	01	Warrant programme: Issue of new shares
26 January	2007	Without no.	Updated Articles of Association with appendix 1
1 February	2007	Without no.	Updated Articles of Association with appendix 1 (New version)
19 February	2007	02	Ruling in enzyme patent infringement case
23 February	2007	03	The European Commission announces quota reduction
20 March	2007	04	Announcement of Results for Q3 2006/07
17 April	2007	05	Patent dispute over SPEZYME® ETHYL settled as expected
2 May	2007	06	Warrant programme: Issue of new shares
2 May	2007	Without no.	Updated Articles of Association with appendix 1
2 May	2007	07	Market rumours regarding sale of Flavour Division
3 May	2007	08	Danisco signs agreement on the divestment of Flavours and enters strategic partnership with Firmenich
1 June	2007	09	Announcement on the total number of voting rights and total share capital of the company
20 June	2007	10	Announcement of Results for 2006/07
20 June	2007	Without no.	Danisco Annual Report 2006/07
21 June	2007	Without no.	Insider trading
22 June	2007	Without no.	Insider trading (3 notices)
25 June	2007	Without no.	Insider trading (2 notices)
28 June	2007	Without no.	Insider trading
2 July	2007	11	Share buyback initiated – divestment of Flavours implemented
9 July	2007	12	Share buyback
16 July	2007	13	Share buyback
23 July	2007	14	Share buyback
30 July	2007	15	Share buyback

Post balance-sheet notices

Date		No.	Title
2 August	2007	16	Warrant programme: Issue of new shares
2 August	2007	Without no.	Updated Articles of Association with appendix 1
6 August	2007	17	Share buyback
9 August	2007	Without no.	Notice convening AGM 2007
13 August	2007	18	Share buyback
20 August	2007	19	Share buyback
27 August	2007	20	Share buyback
29 August	2007	21	Excerpt of the Chairman's report at the Annual General Meeting on 29 August 2007
29 August	2007	22	Annual General Meeting 29 August 2007
30 August	2007	Without no.	Updated Articles of Association with appendix 1
31 August	2007	23	Announcement on the total number of voting rights and total share capital of the company
3 September	2007	24	Share buyback
10 September	2007	25	Share buyback
17 September	2007	26	Share buyback

For further information:
Danisco A/S
CVR no. 11350356
Langebrogade 1
P.O.Box 17
1001 Copenhagen K
Denmark
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

Investor Relations, tel. +45 3266 2912, investor@danisco.com
Media Relations, tel. +45 3266 2913, info@danisco.com

DANISCO

First you add knowledge...

Press Release

Copenhagen, 20 September 2007

Niels Christian Nielsen receives Danisco Award 2007

The Danisco Award 2007 goes to Professor Niels Christian Nielsen of the University of Aarhus. He receives the Award along with DKK 250,000 for his strong international research profile, particularly in food-related issues and his huge efforts to establish the NanoFood consortium.

Some may wonder why Niels Christian Nielsen was chosen as this year's award winner, since his research has focused on areas other than food. His research covers nuclear magnetic resonance spectroscopy, and as Director of the Danish National Research Foundation's Center for Insoluble Protein Structures he develops methods for structural and functional analysis of membrane proteins, fibrils and protein aggregates. The centre is closely integrated with the nanoscience centre iNANO and the NanoFood consortium, where he worked hard to establish a research platform for the food area. The award is an acknowledgement of his introduction of advanced, scientific and entirely new methods of characterisation and measuring of food components as well as food intake in living organisms.

Niels Christian Nielsen's work is proof that research institutions and the corporate sector can mutually benefit from each other. Through a partnership on nanotechnology with Danisco's scientists at Brabrand, Denmark, a bridge has been built between universities and industry with a grant from the Danish National Advanced Technology Foundation. This is important work to the mutual benefit of both parties, which will eventually be of value to society as a whole.

The Award was presented at the annual congress of the Centre for Advanced Food Studies on 20 September at Bella Center.

For further information, please contact:
Tom Knutzen, CEO, Danisco A/S
Tel.: +45 32 66 20 00
Carl Johan Corneliussen, Media Relations Manager, Danisco A/S
Tel.: + 45 32 66 29 26, mobile: +45 26 15 21 27

About Danisco
With 9,700 employees in more than 40 countries, Danisco is one of the world's leading producers of food ingredients, sugar and industrial bioproducts. Based on our technology platform we use nature's own raw materials and resources to develop and produce ingredients for food and other products used in everyday life. Danisco ingredients are used in about every second ice cream and cheese, every third box of detergent and every fourth loaf of bread produced globally. Being based on food technology and biotechnology solutions, Danisco's ingredients are also used in other consumer products – from feed and toothpaste to biofuel and plastics. Throughout the value chain, sustainability is integrated in Danisco's way of doing business.

Published by Danisco A/S, Communications, Langebrogade 1, PO Box 17, DK-1001 Copenhagen K
Tel.: +45 32 66 20 00 • Fax: +45 32 66 21 75 • info@danisco.com • www.danisco.com

NEWS FOR IMMEDIATE RELEASE

GENENCOR®
A Danisco Division

Danisco US Inc.
200 Meridian Centre Boulevard
Rochester, New York 14618
USA
Tel +1 585 256 5200
Fax +1 585 256 6952
www.genencor.com

GENENCOR ANNOUNCES INCREASED SACCHARIFICATION ENZYME PRICES FOR THE US FUEL ETHANOL MARKET

ROCHESTER, NY, USA – September 20, 2007-- Genencor, a division of Danisco A/S, today announced that as a result of sharply increased raw material and energy prices, it is increasing its prices for its saccharification product line by 10-15% effective October 15th, 2007 and as current contracts expire.

Over the past two years prices of dextrose and energy have increased at double digit rates. While we have mitigated some of the impact through our continuous improvement efforts, we cannot offset the entire effect.

Brian Carter, vice president for grain processing, stated: "we cannot preclude the possibility of further increases in the first half of 2008."

For more information contact:
Your Genencor sales representative

About Genencor
Genencor, a division of Danisco A/S, is a leader in the industrial biotechnology sector. In more than 40 countries, Genencor's 1,500 employees develop and market innovative enzymes and biobased solutions to improve the performance and reduce the environmental impact of a wide variety of industries, from laundry detergents to transportation fuels. Genencor also develops and produces enzymes for the food, beverage and animal nutrition industries, which are sold under the Danisco brand. In partnership with our customers, technology leaders and other stakeholders, Genencor's cutting-edge biotech platform provides competitive and sustainable solutions to the world, positioning Genencor as one of the leaders in the emerging biobased economy.

###

DANISCO

First you add knowledge...

Text size: A A

21 September 2007 - 09:30

Danisco selected for inclusion in the Dow Jones Sustainability indexes for the sixth consecutive year

The Dow Jones Sustainability World Index (DJSI World) comprises more than 300 companies that represent the top 10% of the leading sustainability companies out of the biggest 2500 companies in the Dow Jones World Index.

Companies are selected on their financial, social and environmental performance.

Out of the 59 companies listed in the Dow Jones World food and beverage sector only 7 companies are selected, with Danisco being the only food ingredients supplier.

Danisco was also included in the DJSI STOXX index, a benchmark for European sustainability investments.

Dow Jones Sustainability Indexes
Member 2007/08

For further information, please contact:

Daniel King, Corporate Sustainability Communications Manager,
Tel. + 45 3266 2900, E-mail: daniel.king@danisco.com

22

DANISCO

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21 September 2007 - 17:14

GRINDSTED® CRYSTALLIZER nominated for Fi Europe award

GRINDSTED® CRYSTALLIZER Emulsifier Blends have been nominated for the Fi Europe 2007 Best Innovation in Food Ingredients award.



Coming to the aid of the bakery, margarine, spreads and filling fat sectors, the solutions improve the crystallisation speed and performance of trans-free and non-hydrogenated fats, optimising production capacity in the process.

Manufacturers benefit from reduced production costs and a new opportunity to meet consumer and retail demands for healthy fat sources with no compromise on process or performance.

In developing the GRINDSTED® CRYSTALLIZER range, Danisco has considered the interrelationship between melting point, crystallisation effect and the number of fatty acids esterified onto glycerol. Successful application of the range is based on Danisco's extensive knowledge of interactions with different fat blends.

Contact us for more information - click here

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23

EXECUTIVE BOARD

DANISCO

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

Notice no.: 28/2007

24 September 2007

Share buyback in Danisco A/S

On 20 June 2007 the Board of Directors of Danisco decided to launch a share buyback programme under which Danisco will buy back treasury shares for an amount of up to DKK 500,000,000 in the period from 3 July 2007 to 14 December 2007.

The programme is structured according to the provisions of the EU Commission's regulation no. 2273/2003 of 22 December 2003, also referred to as the 'safe harbour method'.

Since our Notice no. 12/2007 of 9 July 2007, the following transactions have been made under the programme:

	Number of shares	Average purchase price in DKK	Transaction value in DKK
Accumulated at latest Notice	672,000	407.85	274,075,940
17 September 2007	7,000	381.81	2,672,670
18 September 2007	8,000	385.29	3,082,320
19 September 2007	8,000	398.47	3,187,760
20 September 2007	30,000	398.14	11,944,200
21 September 2007	10,000	398.49	3,984,900
Accumulated volume under programme	735,000	406.73	298,947,790

With the buyback of shares as stated above, Danisco owns a total of 988,646 treasury shares of a nominal value of DKK 20 each, corresponding to 2.02% of the total number of 48,941,495 issued shares.

An amount of DKK 201,052,210 remains to be used under the programme.

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:
Investor Relations, tel.: +45 3266 2912, e-mail: investor@danisco.com
Media Relations, tel.: +45 3266 2913, e-mail: info@danisco.com

24

EXECUTIVE BOARD
Notice no.: 29/2007

DANISCO

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
1001 Copenhagen K
Denmark
Tel +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

27 September 2007

The EU takes key steps to restore sugar market balance. Operating profit (EBIT) in Danisco Sugar upgraded by DKK 150 million to DKK 450 million

Following the newly adopted amendment of the EU sugar reform, Danisco plans to sell part of its quota and buy additional quota in Denmark and Sweden with a view to maintaining production efficiency.

Yesterday, as expected, the EU agriculture ministers adopted a number of changes to the sugar regime introduced in 2006. The objective is to further encourage voluntary quota renunciation and thereby ensure the required reduction of European sugar production.

As a new incentive, beet growers will be allowed to sell 10% of the quota. Moreover, sugar producers who sell a quota share corresponding to no less than the EU Commission's temporary quota withdrawal for 2007/08 will receive a refund of the restructuring levy charged on the quota withdrawn.

Executive Vice President, Mogens Granborg, Danisco A/S, says in a comment:
'We are very satisfied with the steps taken. This amendment comprises a range of positive elements in that it provides clarity and rectifies some of the inexpedient aspects of the 2006 reform. We expect the new incentives to accelerate the reduction of sugar production in Europe, bringing us back on track to restoring the market balance.'

Voluntary quota reduction

Expecting that beet growers will take advantage of the possibility to sell quota, Danisco will enter into negotiations with growers and employees for a quota sale of up to 13.5% in all its production countries, corresponding to a total of around 135,000 tonnes of sugar. Per country, this is on a par with the temporary quota withdrawal adopted by the EU Commission in the spring of 2007. The quota reduction will be in force as from 2008/09.

The financial aspect of beet growing varies widely from country to country, and not until it has been clarified to which extent beet growers will sell quota, will it be possible to decide on the distribution of the final quota sale.

Quota purchases in Denmark and Sweden

In order to minimise the effect of this quota reduction in Denmark and Sweden, Danisco Sugar has moreover decided to exploit the possibility offered by the 2006 sugar reform of buying quota. We therefore set out to buy around 32,000 tonnes of quota in Denmark and around 18,000 tonnes of quota in Sweden with effect from 2007/08. This is to ensure the optimum production volume at Danisco Sugar's most efficient sugar factories, which use beet from the best cultivation areas in the respective countries. According to harvest forecasts, sugar yields in Denmark and Sweden are on a par with the Central European level, which underpins the future prospects of sugar beet as a commercially attractive crop for the agricultural sector.

Planned quota purchases and sales will mean a net reduction in Danisco's overall sugar quota of around 85,000 tonnes to around 967,000 tonnes.

DANISCO
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Outlook for 2007/08
Quota purchases in Denmark and Sweden will represent a total investment of approx. DKK 220 million to be depreciated over eight years. Danish Sugar Beet Growers and Betodlama in Sweden will contribute to the investment.

As a result of quota sales, Danisco Sugar will avoid a restructuring levy of approx. DKK 150 million in 2007/08. Against this background, Danisco A/S is upgrading the operating profit (EBIT) estimate for the year in Sugar from around DKK 300 million to around DKK 450 million.

Quota sales are estimated to contribute earnings of approx. DKK 180 million to be recognised under special items. The detailed effect of net quota sales and other items pertaining to the restructuring, including write-down of fixed assets, is expected to be known at the announcement of the Q2 results in December 2007. These items will also be recognised under special items.

The expected profit for the year after share-based payments is increased from more than DKK 1,350 million to more than DKK 1,450 million.

Long-term outlook for Danisco Sugar A/S
We believe that the changes to the reform will lead to significant sales of quota in the EU in the next six months, which will create a better balance between demand and supply in the European sugar market. This forms a key basis for the further development of Danisco's sugar division under a new ownership structure that will now become a reality, just as it supports the announced time frame for establishment of a new ownership structure within the next 1 to 2 years.

The long-term target of reverting to an EBIT margin of at least 10% is supported by the amended sugar reform. Quota sales and, consequently, lower production mean that we expect long-term revenue in the interval between DKK 5.0 and 5.5 billion.

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:
Mogens Granborg, Executive Vice President, tel.: +45 3266 2000
Dorthe Lindgreen, Communications Manager, Danisco Sugar, tel.: +45 3266 2588
Investor Relations, tel.: +45 3266 2912, investor@danisco.com
Media Relations, tel.: +45 3266 2913, info@danisco.com

EXECUTIVE BOARD

DANISCO

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

Notice no.: 30/2007

1 October 2007

Share buyback in Danisco A/S

On 20 June 2007 the Board of Directors of Danisco decided to launch a share buyback programme under which Danisco will buy back treasury shares for an amount of up to DKK 500,000,000 in the period from 3 July 2007 to 14 December 2007.

The programme is structured according to the provisions of the EU Commission's regulation no. 2273/2003 of 22 December 2003, also referred to as the 'safe harbour method'.

Since our Notice no. 12/2007 of 9 July 2007, the following transactions have been made under the programme:

--	Number of shares	Average purchase price in DKK	Transaction value in DKK
Accumulated at latest Notice	735,000	406.73	298,947,790
24 September 2007	6,000	395.97	2,375,820
25 September 2007	12,000	392.47	4,709,640
26 September 2007	5,000	394.75	1,973,750
27 September 2007	6,000	409.89	2,459,340
28 September 2007	25,000	408.77	10,219,250
Accumulated volume under programme	789,000	406.45	320,685,590

In the period from 24 September to 28 September, share options corresponding to 62,069 shares have been exercised under the existing option programmes. In consequence, Danisco now owns a total of 980,577 treasury shares of a nominal value of DKK 20 each, corresponding to 2.00% of the total number of 48,941,495 issued shares. An amount of DKK 179,314,410 remains to be used under the programme.

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:
Investor Relations, tel.: +45 3266 2912, e-mail: investor@danisco.com
Media Relations, tel.: +45 3266 2913, e-mail: info@danisco.com

With 9,700 employees in more than 40 countries, Danisco is one of the world's leading suppliers of food ingredients, sugar and industrial bioproducts. Based on our technology platform we use nature's own raw materials and resources to develop and produce ingredients for food and other products used in everyday life. Danisco ingredients are used in about every second ice cream and cheese, every third box of detergent and every fourth loaf of bread produced globally. Danisco ingredients based on food technology and biotechnology are also used in other consumer products - from feed and toothpaste to biofuel and plastics. Throughout the value chain, sustainability is integrated in Danisco's way of doing business.

NEWS FOR IMMEDIATE RELEASE

GENENCOR®
A Danisco Division

For more information contact:
Genencor Media: Ana Maria Bravo-Angel, +31 71 5686168

Danisco US Inc.
200 Meridian Centre Boulevard
Rochester, New York 14618
USA
Tel +1 585 256 5200
Fax +1 585 256 6952
www.genencor.com

GENENCOR APPOINTS NEW EXECUTIVE VICE PRESIDENT – TECHNICAL ENZYMES

Glenn E. Nedwin, Ph.D., MBA to join Genencor's Senior Management Team

ROCHESTER, NY. October 1, 2007. Genencor, a division of Danisco A/S, today announced that Dr. Glenn E. Nedwin will join the Division as Executive Vice President – Technical Enzymes, effective Oct. 1, 2007. As a member of the Genencor Senior Management Team, Dr. Nedwin will head the division's activities in Grain Processing (which includes current fuel ethanol business), Textiles, Specialties & Market Development. He will report directly to Genencor's CEO Tjerk de Ruiter.

Dr. Nedwin comes to Genencor from being Interim President and Chief Science Officer at Dyadic International, Inc., a biotech company active in the bioenergy and industrial enzymes fields. Prior to joining Dyadic, Dr. Nedwin was President of Novozymes, Inc., where he established the company's US R&D headquarters for Novozymes A/S, as well being active in business development. In addition to his 14+ years with Novozymes, his career has included key positions with XOMA Corporation, Ideon Corporation, Molecular Therapeutics, Inc., and Genentech, Inc.

Dr. Nedwin's appointment continues to enhance Genencor's world-class,organization and Management Team. "He brings both established leadership and international business experience with him to the division," said Tjerk de Ruiter, CEO of Genencor. "Our goal is to be the growth engine of Industrial Biotechnology and Dr. Nedwin's experience and vision will certainly help us get there."

In addition to de Ruiter and Nedwin, the GenencorSenior Management Team includes James Laughton, Executive Vice President – Food & Feed; Philippe Lavielle, Executive Vice President – Business Development; Michael Arbige, PhD., Executive Vice

President – Technology; Carole Cobb, Senior Vice President – Global Supply; Jim Sjoerdsma, Senior Vice President – Human Resources; and Andrew Ashworth, Vice President – Finance.

About Genencor

Genencor, a division of Danisco A/S, is a leader in the industrial biotechnology sector. In more than 40 countries, Genencor's 1,500 employees develop and market innovative enzymes and biobased solutions to improve the performance and reduce the environmental impact of a wide variety of industries, from laundry detergents to transportation fuels. Genencor also develops and produces enzymes for the food, beverage and animal nutrition industries, which are sold under the Danisco brand. In partnership with our customers, technology leaders and other stakeholders, Genencor's cutting-edge biotech platform provides competitive and sustainable solutions to the world, positioning Genencor as one of the leaders in the emerging biobased economy.

###

27

EXECUTIVE BOARD

DANISCO

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

Notice no.: 31/2007

8 October 2007

Share buyback in Danisco A/S

On 20 June 2007 the Board of Directors of Danisco decided to launch a share buyback programme under which Danisco will buy back treasury shares for an amount of up to DKK 500,000,000 in the period from 3 July 2007 to 14 December 2007.

The programme is structured according to the provisions of the EU Commission's regulation no. 2273/2003 of 22 December 2003, also referred to as the 'safe harbour method'.

Since our Notice no. 12/2007 of 9 July 2007, the following transactions have been made under the programme:

	Number of shares	Average purchase price in DKK	Transaction value in DKK
Accumulated at latest Notice	789,000	406.45	320,685,590
1 October 2007	10,000	402.01	4,020,100
2 October 2007	5,000	402.68	2,013,400
3 October 2007	-	0.00	0
4 October 2007	10,000	406.04	4,060,400
5 October 2007	7,500	405.60	3,042,000
Accumulated volume under programme	821,500	406.36	333,821,490

With the buyback of shares as stated above, Danisco owns a total of 1,013,077 treasury shares of a nominal value of DKK 20 each, corresponding to 2.07% of the total number of 48,941,495 issued shares. An amount of DKK 166,178,510 remains to be used under the programme.

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:
Investor Relations, tel.: +45 3266 2912, e-mail: investor@danisco.com
Media Relations, tel.: +45 3266 2913, e-mail: info@danisco.com

With 9,700 employees in more than 40 countries, Danisco is one of the world's leading suppliers of food ingredients, sugar and industrial bioproducts. Based on our technology platform we use nature's own raw materials and resources to develop and produce ingredients for food and other products used in everyday life. Danisco ingredients are used in about every second ice cream and cheese, every third box of detergent and every fourth loaf of bread produced globally. Danisco ingredients based on food technology and biotechnology are also used in other consumer products - from feed and toothpaste to biofuel and plastics. Throughout the value chain, sustainability is integrated in Danisco's way of doing business.

DANISCO

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10 October 2007 - 11:42

Additional expertise for Danisco Animal Nutrition

Danisco Animal Nutrition has announced two new appointments to its business and technical teams, Andrew Riley as Business Manager for the UK and Ireland, and Mauricio Soares Cunha as Technical and Sales Manager for Brazil, Paraguay, Uruguay, Argentina and Chile.

Andrew Riley, BA (Honours), is a former Nuffield Scholar with extensive experience of the poultry sector, having worked for poultry breeding companies Hubbard ISA and Euribrid where his responsibilities included providing a range of nutrition based technical support. With pig and poultry producers desperate for nutritional solutions to help offset rising feed costs, Andrew is excited by the opportunity to highlight the savings to be made by harnessing the latest developments in enzyme and betaine technology. Based in the East Anglia region of England, Andrew reports to Niels Otto Damholt, Danisco Animal Nutrition's Regional Director.

Mauricio Soares Cunha, DipApplSc in Farm Management Science, was previously Regional Manager for Feed Management Systems providing supply chain optimisation consultancy to pig and poultry integrators and feed manufacturers throughout South America. Combining Mauricio's feed formulation expertise with Danisco's advanced enzyme and betaine technology means that pig and poultry producers in Latin America can maximise value from enzymes and betaine. He is based in Campinas SP, Brazil and reports to Enrique Betancourt, Business Manager for Latin America.

For further information, please contact:

Andrea Barletta
Global Marketing Director
Danisco Animal Nutrition
Tel: +44 (0) 1672 517777
Email: andrea.barletta@danisco.com

Julian Cooksley
Account Manager
Kendalls Communications
Tel: +44 (0) 1394 610022
Email: julian.cooksley@kendallscom.co.uk

EXECUTIVE BOARD

DANISCO 29

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

Notice no.: 32/2007

15 October 2007

Share buyback in Danisco A/S

On 20 June 2007 the Board of Directors of Danisco decided to launch a share buyback programme under which Danisco will buy back treasury shares for an amount of up to DKK 500,000,000 in the period from 3 July 2007 to 14 December 2007.

The programme is structured according to the provisions of the EU Commission's regulation no. 2273/2003 of 22 December 2003, also referred to as the 'safe harbour method'.

Since our Notice no. 12/2007 of 9 July 2007, the following transactions have been made under the programme:

	Number of shares	Average purchase price in DKK	Transaction value in DKK
Accumulated at latest Notice	821,500	406.36	333,821,490
8 October 2007	5,000	405.85	2,029,250
9 October 2007	-	-	-
10 October 2007	12,000	414.75	4,977,000
11 October 2007	10,000	419.39	4,193,900
12 October 2007	7,000	413.18	2,892,260
Accumulated volume under programme	855,500	406.68	347,913,900

With the buyback of shares as stated above, Danisco owns a total of 1,047,077 treasury shares of a nominal value of DKK 20 each, corresponding to 2.14% of the total number of 48,941,495 issued shares.

An amount of DKK 152,086,100 remains to be used under the programme.

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:
Investor Relations, tel.: +45 3266 2912, e-mail: investor@danisco.com
Media Relations, tel.: +45 3266 2913, e-mail: info@danisco.com

NEWS FOR IMMEDIATE RELEASE

GENENCOR®
A Danisco Division

For more information contact:

EU: Ana Maria Bravo-Angel +31 71 5686168
USA: Mary Mannix +1 585 256 5200

Danisco US Inc.
200 Meridian Centre Boulevard
Rochester, New York 14618
USA
Tel +1 585 256 5200
Fax +1 585 256 6952
www.genencor.com

GENENCOR LAUNCHES FIRST EVER COMMERCIAL ENZYME PRODUCT FOR CELLULOSIC ETHANOL

Accellerase™ 1000 is launched at the Cellulosic Ethanol Summit in Washington, DC

ROCHESTER, NY. October 15, 2007. Genencor, a division of Danisco A/S, today announced a new product, Accellerase™ 1000, the first ever commercially available biomass enzyme developed specifically for second generation biorefineries. Accellerase™ 1000 contains a potent complex of enzymes that reduces complex lignocellulosic biomass into fermentable sugars -- an indispensable step for the production of cellulosic ethanol.

Genencor has been developing its biomass enzymes for well over 10 years. The effort was partially supported by contracts with the US Department of Energy's (DOE) National Renewable Energy Laboratory (NREL). Commercial interest in second generation biorefineries, driven in part by government policies to reduce the emission of greenhouse gases and increase energy independence, has accelerated over the past two years in the USA and around the world. Accellerase™ 1000 will fill a large unmet need for reliable biomass enzyme supply to pilot and demonstration plant developers who are actively working on process development, scale up and integration. Accellerase™ 1000 is the first in what the company expects to be a family of products tailored to different biomass feedstocks and system conditions. The key features that are expected to be important at commercial scale are already built into this first product.

"The biofuels industry is at an inflection point with the development of cellulosic ethanol plants at the pilot and demonstration scale," said Jack Huttner, vice president of biorefinery business development. "Every biorefinery developer needs to know how enzymes will work in their system. This product aims to address that need and to start a dialogue with potential partners about customized solutions and supply at the industrial scale."

-- more --

"Enzymes, such as those developed by Genencor, will serve as catalysts to the commercial-scale viability of cellulosic ethanol, a clean source of energy to help meet President Bush's goal of reducing our reliance on oil," DOE Assistant Secretary Andy Karsner said. "Ethanol from new feed stocks will not only give America more efficient fuel options to help transform our transportation sector, but increasing its use will help reduce greenhouse gas emissions."

Product information and technical applications information is available on the website **www.genencor.com/cellulosicethanol**. Accellerase™ 1000 will be available for sample and sale immediately. Call the customer relations numbers below or email customer_relations@genencor.com to place your order.

Europe/Africa /Middle East: +31 71 5686 168
United States and Canada: +1 800 847 5311
Asia/Pacific: +1 65 6511 5600
Latin America: +54 11 5199 9550

HIGHLIGHTS OF ACCELLERASE BENEFITS

- Enhanced saccharification performance on a variety of feedstocks.
- Ability to operate in simultaneous saccharification and fermentation (SSF) processes, two step sequential hydrolysis and fermentation (SHF) processes or hybrids of the two.
- High beta-glucosidase activity to minimize residual cellobiose, which may lead to a higher saccharification and ultimately to a faster ethanol fermentation. Yields may also be improved.
- Unclarified product. The remaining nutrients from enzyme production are available to the yeast in addition to the fermentable sugars produced by saccharification.
- Minimal formulation to ensure that enzyme formulation chemicals do not interfere with saccharification carbohydrate profile analysis or subsequent yeast fermentation.

About Genencor

Genencor, a division of Danisco A/S, is a leader in the industrial biotechnology sector. In more than 40 countries, Genencor's 1,500 employees develop and market innovative enzymes and biobased solutions to improve the performance and reduce the environmental impact of a wide variety of industries, from laundry detergents to transportation fuels. Genencor also develops and produces enzymes for the food, beverage and animal nutrition industries, which are sold under the Danisco brand. In partnership with our customers, technology leaders and other stakeholders, Genencor's cutting-edge biotech platform provides competitive and sustainable solutions to the world, positioning Genencor as one of the leaders in the emerging biobased economy.

###

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17 October 2007 - 10:14

Danisco ice cream concept: Zephyr Ice Cream

This month Danisco's ice cream concept is derived from Greek mythology.

The word Zephyr is derived from the Greek word Zephyrus, the god of the west wind. But zephyr is also a well-known and favorite aerated confectionery in Russia and Eastern Europe. A very aerated ice cream with a rich chocolate taste is combined with pieces of zephyr. This gives a fantastic sensation when consumed.



CREMODAN® Hi-Whip makes it possible to achieve high overrun with good shelf life properties. GRINDSTED® Pectin CF 120 and GRINDSTED® Pectin MRS 351 add the right properties to the zephyr which are flavoured with apple or mandarin/yoghurt flavourings.

To receive the concept handout in PDF format, samples or more information, contact Danisco.

Danisco's Ice Cream & Frozen Desserts innovation department has a vast knowledge of technical and trend related issues. Danisco has more than 50 years experience in solving the challenges that ice cream producers meet. Danisco's monthly ice cream concepts help customers identify the key trends within the frozen desserts market.

Printed Friday, 09 November 2007 from http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/en/business+updates/2007/businessupdate_229_en.ht

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17 October 2007 - 12:14

Trends, innovation and the very best of health

Danisco solutions show new ways to satisfy diverse consumer demands.



Follow the trends and find new ideas for innovative, appealing and healthy food products from Danisco. At Fi Europe 2007, we will present solutions and concepts that demonstrate the very latest opportunities to respond to today's food market needs.

Meeting the growing consumer demand for easily prepared foods with a homemade feel, Danisco has developed concepts that target several food sectors. "Bake as you like" and "Cook as you like" are for consumers looking to add a personal touch to convenience meals. As part of our homemade offering, Danisco will also present its new VITALTAB™ Culture Tablets for delicious homemade plain, creamy or probiotic yoghurts as well as refreshing kefir drinks.

Products that keep their just-made freshness over an extended shelf life for up to nine months are another highlight. For soft and flexible tortillas, Danisco will present the POWERFlex™ range, including groundbreaking G4 enzyme technology. For multi-layered products, let GRINDSTED® BARRIER SYSTEM, a water barrier, ensure a good crunch and a great product appearance to last far beyond normal shelf life period.

Consumers are also increasingly requiring all-natural products. At FIE, Danisco will introduce a new umbrella brand, Care4U™, comprising its portfolio of natural protective solutions, ranging from plant extracts to protective cultures, fermentates or antimicrobials. A cooked ham made with Texel® Natured and GUARDIAN™ Green Tea Extract, will showcase this.

To satisfy manufacturers' continuing interest in high quality at low cost, an additional ingredient solution eliminates the need for expensive egg in mayonnaise. GRINDSTED® EggXit Stabiliser Systems secure all the texture, stability and mouth feel of traditional mayonnaise products.

Bringing health to everyday life

With a series of concepts directed at the health and wellness sector, Danisco will show its strong response to widespread consumer awareness of lifestyle-related health problems.

HOWARU™ Premium Probiotics bring the benefit of immune modulation to a tropical 100% fruit smoothie with HOWARU™ Bifido and to a low fat, reduced sugar cereal breakfast yoghurt snack with HOWARU™ Protect, a new patented formulation of probiotic cultures to reduce cold-associated symptoms, and FIBREX® Dietary Fibre. For enhanced digestive health, a mango lassi and fortified snack bar gain key nutritional benefits from Fructofin® Fructose, FIBREX® Dietary Fibre and Litesse® polydextrose. Litesse® will also feature along with Xylitol in a confectionery concept that targets oral health.

Within weight management, the latest capabilities will come to the fore in Danisco's low-fat salami and low-fat croissant concepts. Food products, containing trans or hydrogenated fat, are for instance no longer accepted among consumers. With GRINDSTED® CRYSTALLIZER there is no reason to

compromise on reduced production capacity when taking out trans and hydrogenated fat. GRINDSTED® CRYSTALLIZER improves the emulsification process and speeds up the crystallization process all in one go.

Firmenich Flavours Inside

As part of a new Strategic Alliance to deliver innovative taste and texture solutions, many of the Danisco concepts to be shown at FIE include Firmenich Flavours Inside. From Natural Fruit Flavors and Fair Trade Vanilla to the whole flavor palette of one of the major flavor houses in the world, the benefits to our mutual customers will be clearly highlighted.

Visit Danisco at the Food Ingredients Europe exhibition in London from 30 October to 1 November, stand no. D61 in the North Hall – and catch up with the innovative possibilities Danisco's ingredient technology can provide.

Visit Danisco's virtual stand

For product enquiries, please contact

Sarah-Jane Carrick, Sweeteners
Email: sarah.jane.carrick@danisco.com

Nathalie Brosse, Cultures
Email: nathalie.brosse@danisco.com

Susanne Sigtryggsson, Food & Beverage Enzymes
Email: susanne.sigtryggsson@danisco.com

Jannik Oljeas, Sugar
Email: Jannik.oljeas@danisco.com

Lars-Erik Hansson, FIBREX®
Email: lars_erik.hansson@danisco.com

Anne Kirsten Andersen, Emulsifiers
Email: anne_kirsten.andersen@danisco.com

Glenn Stanley, Firmenich Flavors
Email: glenn.stanley@firmenich.com

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18 October 2007 - 10:14

New Danisco concepts wrap health in appealing packages

Danisco has the technology and creative expertise to put health into a convenient, tasty format just right for a busy lifestyle.

At Fi Europe 2007, the leading ingredient company will demonstrate a series of new opportunities on a stand characterised by innovative concepts that target the growing market for health and wellness foods.



The concepts and ingredient solutions reflect Danisco's strong response to widespread consumer awareness of lifestyle-related health problems – and the growing pressure on food manufacturers to take their share of the responsibility for consumer health.

Diverse approach

With diet in focus as a means of relieving many of today's most pressing lifestyle conditions, the Danisco approach stands out for its diversity, including concepts that tackle immune system, digestive and oral health and weight management.

HOWARU™ Premium Probiotics are the mainstay of Danisco's ingredient range for improved immune modulation. A 100% tropical fruit smoothie, containing HOWARU™ Bifido as well as a low fat, reduced sugar fibre-enriched cereal breakfast yoghurt snack with HOWARU™ Protect, a new patented formulation of probiotic cultures to reduce cold-associated symptoms, will be among the samples at Fi Europe.

For enhanced digestive health, Danisco will present a mango lassi and a fortified snack bar. HOWARU™ Premium Probiotics, Fructofin® Fructose, FIBREX® Dietary Fibre and Litesse® polydextrose provide the key nutritional benefits. Litesse® will also feature along with Xylitol in Ice Candies, a confectionery concept that targets oral health.

Low-fat salami, low-fat croissants and a snack bar concept will demonstrate the latest capabilities within weight management. Also, check out how GRINDSTED® CRYSTALLIZER can help you improve the production capacity on formulations free of trans and hydrogenated fat.

Meet us at stand no. D61 in the North Hall

Visit Danisco at the Food Ingredients Europe exhibition in London from 30 October to 1 November, stand no. D61 in the North Hall – and catch up with the healthy possibilities Danisco's ingredient technology can provide. If you want a sneak preview of the stand and read more about what we present visit our virtual stand.

For product enquiries, please contact

Sarah-Jane Carrick, Sweeteners
Email: sarah.jane.carrick@danisco.com

Nathalie Brosse, Cultures
Email: nathalie.brosse@danisco.com

Lars-Erik Hansson, FIBREX®
Email: lars_erik.hansson@danisco.com

Anne Kirsten Andersen, Emulsifiers
Email: anne_kirsten.andersen@danisco.com

....

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19 October 2007 - 09:14

Fast, convenient and made at home

Danisco concepts respond to revelations of a largely unmet consumer need



Convenient foods with a homemade feel are an attractive proposition for time-strapped consumers struggling to live up to their personal ideals. Danisco has obliged by developing a series of innovative concepts. "Bake as you like" and "Cook as you like" are both designed to put consumers back in mealtime control.

The concepts are based on a unique study of consumer behaviour, where Danisco observed consumers from three European countries in their own homes to find out what drives them to buy certain food products. One of the study's primary findings was that consumers seek foods with a more homemade image. The study also revealed that consumers have adopted a revised view of what homemade food actually is.

As part of this homemade offering, Danisco will also present its new VITALTAB™ Culture Tablets for delicious homemade plain, creamy or probiotic yoghurts as well as refreshing kefir drinks.

For many, "homemade" no longer means "made from scratch". Today food may be perceived as homemade if it meets one or more criteria related to appearance, the consumer's active involvement in the final stages of preparation, opportunities to personalise, and knowledge of the ingredients contained.

The personal touch

Danisco has brought these criteria and its vast ingredient knowledge together to create its new concepts - all aimed at meeting a largely unmet need for quick and easy homemade foods.

"Bake as you like" brings consumers the opportunity to add their personal touch to bread, whether in the form of a favourite herb or spice, by varying dough proofing times or in shaping the dough. Similarly, using an all-round base, "Cook as you like" allows consumers to whip up their own sauce, soup, dressing or dip.

Each concept goes easily hand-in-hand with a convenient format - providing consumers with new, sought-after opportunities to match their meals with their ideals.

Experience the potential

Samples of the concepts will be presented at the Danisco stand at the Food Ingredients Europe exhibition in London from 30 October to 1 November. What better place to gain an insight into the possibilities the latest food ingredient technology has to offer.

If you want to get a sneak preview of our stand and read more about the concepts we present go to our virtual stand.

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35

EXECUTIVE BOARD

RECEIVED

2007 NOV 20 A 5:57

DANISCO

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

Notice no.: 33/2007

22 October 2007

Share buyback in Danisco A/S

On 20 June 2007 the Board of Directors of Danisco decided to launch a share buyback programme under which Danisco will buy back treasury shares for an amount of up to DKK 500,000,000 in the period from 3 July 2007 to 14 December 2007.

The programme is structured according to the provisions of the EU Commission's regulation no. 2273/2003 of 22 December 2003, also referred to as the 'safe harbour method'.

Since our Notice no. 12/2007 of 9 July 2007, the following transactions have been made under the programme:

	Number of shares	Average purchase price in DKK	Transaction value in DKK
Accumulated at latest Notice	855,500	406.68	347,913,900
15 October 2007	12,000	413.80	4,965,600
16 October 2007	5,000	412.80	2,064,000
17 October 2007	14,000	412.52	5,775,280
18 October 2007	-	-	-
19 October 2007	20,000	406.85	8,137,000
Accumulated volume under programme	906,500	406.90	368,855,780

With the buyback of shares as stated above, Danisco owns a total of 1,098,077 treasury shares of a nominal value of DKK 20 each, corresponding to 2.24% of the total number of 48,941,495 issued shares.

An amount of DKK 131,144,220 remains to be used under the programme.

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:
Investor Relations, tel.: +45 3266 2912, e-mail: investor@danisco.com
Media Relations, tel.: +45 3266 2913, e-mail: info@danisco.com

With 9,700 employees in more than 40 countries, Danisco is one of the world's leading suppliers of food ingredients, sugar and industrial bioproducts. Based on our technology platform we use nature's own raw materials and resources to develop and produce ingredients for food and other products used in everyday life. Danisco ingredients are used in about every second ice cream and cheese, every third box of detergent and every fourth loaf of bread produced globally. Danisco ingredients based on food technology and biotechnology are also used in other consumer products - from feed and toothpaste to biofuel and plastics. Throughout the value chain, sustainability is integrated in Danisco's way of doing business.

36

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22 October 2007 - 10:14

Strategic partners in taste and texture

Food manufacturers worldwide stand to gain from the new innovative spirit behind pooled know-how

Danisco and Firmenich have entered a global strategic partnership that promises the food industry the combined benefits of their leading taste and texture expertise, including proactive innovation development.

The partnership agreement was launched when Danisco divested its flavour division to the Switzerland-based fragrance and flavour company, Firmenich, earlier this year. Since then, the two companies have been working on the detailed plans for operating the partnership in practice from 1 January 2008.

Chief sales and application officer at Danisco, Ole Søgaard Andersen and Don Hartman, Corporate Vice-President of Firmenich's Flavours Division , are highly satisfied with the progress made so far.

Win-win situation

"This first and unique partnership between the innovation leaders in food ingredients and flavours is a "win-win" situation for our customers. It gives us every opportunity to provide complete food solutions while maintaining flexibility for our customers," Ole Søgaard says.

"At the same time it is important to emphasise that our customers are free to choose the supplier or solution they want. But our strategic partnership is naturally expected to give our customers a range of benefits through enriched product knowledge and optimised solutions."

The partnership includes a framework for joint development work, both on a proactive basis to bring innovations faster to the market and on specific customer requests. Danisco will also act as agent for Firmenich flavours in respect of selected markets and some flavour customers that previously had no relationship with Firmenich.

Groundbreaking development

Don Hartman believes that the innovation of high quality solutions will generally speed up our client's development cycle.

"I expect the partnership to be a groundbreaking development for the industry and one that will set a pioneering direction. We have an excellent partner in Danisco and, together, we hope to build a new and improved model for the future" he states.

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22 October 2007 - 11:04

Bringing health to everyday life

The digestive system is a prime target for Danisco's nutritional concepts, promoting general good health and wellbeing



Never before have there been so many opportunities to enhance digestive health with the aid of convenient food products. The newest wave of application concepts from Danisco reconfirms the value of probiotic and prebiotic ingredients in strengthening what industrialised nations today broadly recognise as the only real defence against lifestyle-related health conditions - the diet.

With widespread consumer awareness a key driver of the growing health and wellness food sector, food manufacturers are being increasingly called upon to take their share of the responsibility for consumer health.

Although digestive health is one of many health-related issues influenced by the diet, the impact of our gastrointestinal tract on everyday wellbeing is not to be underestimated. Some eight metres long and with a surface area equivalent to the size of a football field, it is responsible for the digestion and absorption of nutrients and contributes to the excretion of waste products. It is also the body's largest immune organ, accounting for 80% of the body's production of antibodies.

Maintaining the balance

Danisco has an extensive knowledge of the digestive system and its content of probiotic bacteria that reduces the symptoms associated with certain health conditions and contributes to some natural functions. The company's premium probiotic culture range - HOWARU™ - brings a documented response to the need to maintain and restore the gut balance, which may be disrupted by stress, antibiotics, inadequate nutrition, travel, surgery, disease or ageing. Complementing HOWARU™ Premium Probiotics, Danisco also produces the dietary fibres FIBREX® and Litesse® polydextrose, the latter a documented prebiotic proven to provide probiotic bacteria with vital nourishment.

This expertise and these ingredients have resulted in the development of new concepts that will form part of Danisco's health and nutrition showcase at this year's Food Ingredients Europe exhibition in London. Delicious and nutritious, the concepts are designed to demonstrate just how easy it is to put health into a convenient and tasty format just right for a busy lifestyle.

A low-fat, reduced-sugar fruit yoghurt breakfast snack shows how HOWARU™ Protect, a new patented formulation of probiotic cultures to reduce cold-associated symptoms, can be combined with pectin, sweeteners and flavours in the fruit-prep to secure the mild, creamy texture and well-rounded flavour to a healthy daily dose product. FIBREX® features in the yoghurt's cereal topping. Another possibility is a refreshing fruit smoothie enriched with HOWARU™ Bifido, known to abound in the intestines where they support the immune system. More inspiration in the form of a mango lassi and fortified snack bar, both containing Litesse® *Ultra*™, reinforces the diversity of the opportunities to benefit health through the diet.

Experience the potential

Ingredient technology for the health and nutrition food sector has reached an

exciting stage. As a leading ingredients supplier, Danisco is an ongoing contributor to this process. Food Ingredients Europe in London from 30 October to 1 November promises to be the place for catching up with the healthy possibilities the latest food ingredient technology has to offer.

If you want to get a sneak preview of Danisco's stand at Fi Europe 2007 and read more about the concepts we present go to our virtual stand.

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23 October 2007 - 13:44

Danisco launches Care4U™, the most comprehensive, all-natural range of food protection solutions

At FIE 2007, Danisco introduces a new label - Care4U™ - embracing its extensive range of natural food protectants.



Stéphane Constant, vice-president of food protection at Danisco, describes the label as a dedicated approach to helping the food industry enhance its safety image while addressing the end consumer trend towards natural labelling.

"Care4U™ comprises products that enable our customers to achieve more consumer-friendly labelling in line with local regulations. Backed by our knowledge, technology and services, we believe it represents a series of values central to the food protection area - trust, sustainability, innovation and partnership," he says.

The label targets the fresh dairy, cheese, meat, soup, sauces, dressings, oils & fats, baking and beverage sectors in particular. For those customers who enter a strategic partnership with Danisco, access will be given to the complete Care4U™ package - including a dedicated website containing scientific documentation of the protectants' functionalities and benefits. Expert assistance with applications and local food regulations will also be available, along with analytical support to measure the efficacy of the Care4U™ range in the specific customer products.

Today's trends suggest that natural food protection technologies are now well on the way to replacing synthetic preservatives, some of which have been linked with allergy, increased disease risk and the development of antibiotic resistance. Natural solutions currently account for 25% of the global one billion Euro market for food protectants as a whole and have an annual growth rate of 6-8% - around twice that of the food protection sector in total. At Danisco, food protection has long been high on the agenda - accounting for the company's current ranking as the number one global supplier of natural food protection solutions.

Stéphane Constant will make a speech on "Nature & Science = Food protection" within the Natural Ingredients conferences on October 30th at 12.10 am, South Hall.

If you want to get a sneak preview of Danisco's stand at Fi Europe 2007 and read more about the concepts we present go to our virtual stand.

For more information, please contact

Nathalie Brosse
Tel.: +33 6 77 79 76 33
E-mail: nathalie.brosse@danisco.com

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24 October 2007 - 10:34

Danisco application teams move HOWARU™ documented probiotic cultures into new market segments

Leading probiotic cultures from Danisco are opening up fresh opportunities for food manufacturers to consolidate the link between diet, lifestyle and good health.



Thanks to the recent work of Danisco's application development teams, juice, cheese, chocolate and other food products are now joining traditional fresh dairy applications as an efficient vehicle for health-promoting probiotics.

Numerous studies today confirm the beneficial properties of the Danisco probiotic cultures range, HOWARU™ Premium Probiotics. Gastrointestinal health, wellbeing and immune system modulation are the most well-established areas where probiotics have a beneficial effect. More recent evidence has demonstrated the ability of HOWARU™ to reduce cold and flu symptoms with HOWARU™ Protect or restore a well-balanced gut microflora after antibiotic treatment with HOWARU™ Restore.



Using a culture from the HOWARU™ range, manufacturers can create trendy new fruit juice beverages with probiotic advantages for consumers who are lactose-intolerant or do not like the taste of milk. Probiotic cultures are a great way to give fruit juice additional health benefits, while maintaining an all-natural image. At FIE 2007, Danisco will present a banana, mango and peach smoothie including HOWARU™ Bifido.

Cheese is also entering the functional food category due to its ability to maintain a high probiotic cell count right through shelf life. In various studies, Danisco probiotic cultures have shown an excellent survival rate. A probiotic semi-hard cheese daily dose will be showcased at FIE: targeted at children, this healthy cheese snack contains HOWARU™ Protect, a new patented formulation of probiotic cultures reducing cold and flu-associated symptoms.



The emergence of a new healthy side to cocoa-rich chocolate, with its high content of natural antioxidants, has set the scene for adding further nutritional benefits via probiotics. Here again HOWARU™ cultures has proven ideal for the purpose, contributing robust probiotics to chocolate applications.

"Danisco continues to apply its broad expertise in probiotic cultures and food manufacturing processes to the development of new application possibilities", states Fabienne Saadane-Oaks, president of Danisco Cultures Division "With health and nutrition today a key focus area, Danisco is committed to helping food manufacturers meet the growing demand for convenient food products that enhance general consumer wellbeing."

For more information, please contact

Nathalie Brosse
Tel.: +33 6 77 79 76 33
E-mail: nathalie.brosse@danisco.com

If you want to get a sneak preview of Danisco's stand at Fi Europe 2007 and read more about the concepts we present go to our virtual stand.

....

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25 October 2007 - 09:34

Meat manufacturers can now easily turn to an all-natural positioning with TEXEL® NatuRed

TEXEL® NatuRed is a range of Danisco cultures designed for packaged cooked and emulsified meats

During FIE 2007 and as part of its Care4U™ range of natural food protectants, Danisco will present TEXEL® NatuRed LT and HT, two cultures enabling the curing of cooked meats for an all-natural labelling.



Traditionally, cooked meat products and fine paste sausages are cured with nitrite salts, an additive which labelling is now negatively perceived by consumers. With the TEXEL® NatuRed range, Danisco provides the typical colour, flavour and shelf life of cooked products cured with nitrite salts, with the added advantage of an all-natural positioning.

"TEXEL® NatuRed LT is efficient from 4°C, states Caroline de Lamarlière, Danisco European Food Protection Meat Industry Manager, " Therefore, meat manufacturers do not have to invest into new utilities nor change their processing conditions to produce cooked meats with an appealing and stable colour."

Indeed, laboratory tests showed that cooked hams using TEXEL® NatuRed combined with a nitrate source coming from vegetables developed a similar colour intensity than control hams produced with equivalent quantities of nitrite salt and sodium ascorbate. In addition, the catalase activity and oxygen consumption of TEXEL® NatuRed contribute to colour stability throughout shelf life.

Packaged chilled meat, such as ham, bacon or frankfurters, represented 80 billion euros in 2006* and is today the largest market for refrigerated foods worldwide. Within this market, the number of meat and poultry new product launches with an all-natural claim more than doubled since 2005**.

In addition to TEXEL® NatuRed, Danisco's offer for natural cooked meat includes natural antioxidants, such as GUARDIAN™ Green Tea Extract and GUARDIAN™ Rosemary Extract.

Stéphane Constant, Danisco Food Protection BU Global Director, will make a speech on "Nature & Science = Food protection" at Natural Ingredients conferences on October 30th at 12.10 am, South Hall.

For more information, please contact

Nathalie Brosse
Tel.: +33 6 77 79 76 33
E-mail: nathalie.brosse@danisco.com

If you want to get a sneak preview of Danisco's stand at Fi Europe 2007 and read more about the concepts we present go to our virtual stand.

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26 October 2007 - 09:34

Danisco cuts the cost of yogurts and dairy drinks

New YO-MIX™ yogurt cultures provide body and mouthfeel and saves costs on solid addition


DANISCO

At FIE 2007, Danisco will present innovative freeze-dried and frozen texturising cultures in a low-fat mild breakfast yogurt and a creamy mango lassi. Reducing by up to 1% the addition of solids while providing rich mouthfeel, YO-MIX™ Quick 883 LYO and the YO-MIX™ 860 and 850 FRO series rise to the challenges of today's yogurt manufacture.

In each of the new YO-MIX™ cultures, unique patented strains with an outstanding capacity to produce ExoPolySaccharides (EPS) during fermentation secure a particularly high level of creaminess and viscosity compared to other yogurt cultures on the market.

It is this property that allows food manufacturers to reduce the content of costly milk solids non fat in set, stirred and drinking yogurt formulations – without compromising on the creamy mouthfeel and mild taste preferred by many of today's consumers. Fermented milk drinks such as lassi, dahi, laben, bebida lactea and ayran are also ideal applications.

With their high acidification speed, freeze-dried YO-MIX™ Quick 883 and the frozen YO-MIX™ 860 and 850 series also increase processing capacity and flexibility. Limited post-acidification ensures yogurts maintain their mild flavour throughout shelf life.

The fact that these YO-MIX™ cultures are optimised for direct vat inoculation contributes further to consistent final product quality and a reduced risk of phage contamination during processing. With the freeze-dried YO-MIX™ Quick 883, manufacturers can enjoy the extra advantage of easier handling, space-saving storage and a stable 18-month shelf life at 4°C.

For more information, please contact

Nathalie Brosse
Tel.: +33 6 77 79 76 33
E-mail: nathalie.brosse@danisco.com

If you want to get a sneak preview of Danisco's stand at Fi Europe 2007 and read more about the concepts we present go to our virtual stand.

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EXECUTIVE BOARD

Notice no.: 34/2007

DANISCO

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

29 October 2007

Share buyback in Danisco A/S

On 20 June 2007 the Board of Directors of Danisco decided to launch a share buyback programme under which Danisco will buy back treasury shares for an amount of up to DKK 500,000,000 in the period from 3 July 2007 to 14 December 2007.

The programme is structured according to the provisions of the EU Commission's regulation no. 2273/2003 of 22 December 2003, also referred to as the 'safe harbour method'.

Since our Notice no. 12/2007 of 9 July 2007, the following transactions have been made under the programme:

	Number of shares	Average purchase price in DKK	Transaction value in DKK
Accumulated at latest Notice	906,500	406.90	368,855,780
22 October 2007	10,000	397.15	3,971,500
23 October 2007	7,000	401.18	2,808,260
24 October 2007	-	-	-
25 October 2007	-	-	-
26 October 2007	7,000	399.40	2,795,800
Accumulated volume under programme	930,500	406.70	378,431,340

With the buyback of shares as stated above, Danisco owns a total of 1,122,077 treasury shares of a nominal value of DKK 20 each, corresponding to 2.29% of the total number of 48,941,495 issued shares.

An amount of DKK 121,568,660 remains to be used under the programme.

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:
Investor Relations, tel.: +45 3266 2912, e-mail: investor@danisco.com
Media Relations, tel.: +45 3266 2913, e-mail: info@danisco.com

With 9,700 employees in more than 40 countries, Danisco is one of the world's leading suppliers of food ingredients, sugar and industrial bioproducts. Based on our technology platform we use nature's own raw materials and resources to develop and produce ingredients for food and other products used in everyday life. Danisco ingredients are used in about every second ice cream and cheese, every third box of detergent and every fourth loaf of bread produced globally. Danisco ingredients based on food technology and biotechnology are also used in other consumer products - from feed and toothpaste to biofuel and plastics. Throughout the value chain, sustainability is integrated in Danisco's way of doing business.

43,

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30 October 2007 - 18:34

Child health experts show interest in probiotic potential

Results of Danisco clinical study on respirating tract infections suggest positive perspectives



A Danisco probiotic formulation linked to reduced cold and flu symptoms in children was presented at the 4th European Paediatric GI Motility Meeting held early October in London.

Dr Arthur Ouwehand from Danisco's Health & Nutrition innovation centre in Kantvik, Finland, presented the results from a recent clinical study of the effect of HOWARU™ Protect on respiratory tract infections in children under five. The study shows that HOWARU™ Protect reduces antibiotic prescriptions and the incidence and duration of respiratory tract infection symptoms.

Sick days halved

Some 248 children, all from day care centres in Shanghai, China, were involved in the clinical study, which followed the guidelines of the World Health Organization. Performed during the winter months when children are most prone to respiratory infections, the study showed that a daily dose of HOWARU™ Protect significantly reduced cold-associated symptoms, such as a runny nose, fever and cough. The number of sick days was almost halved, and antibiotic prescriptions fell by 80%.

"These results confirm the potential of specific probiotic formulations for enhancing natural defences of children immunity," said Dr Ouwehand. "HOWARU™ Protect can be used as an active ingredient in dairy, beverages and food products."

Promoting child health

Hosted by the Institute of Child Health in London, the European Paediatric GI Motility Meeting presented an international line-up of expert speakers on the subject of child gastrointestinal health. The aim of the meeting, held every other year, is to advance the integration of key basic science into clinical practice.

Member of the meeting's organising committee, Dr Nikhil Thapar stated that probiotics may represent an important step forward in promoting child health.

"There is a need, however, for continued, focussed, high quality scientific research into the mechanisms for the purported effects of probiotics, especially in the long-term, before widespread applicability for child health," he said.

For more information, please contact

Nathalie Brosse
Tel.: +33 6 77 79 76 33
E-mail: nathalie.brosse@danisco.com

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1 November 2007 - 16:22

Dulcaden™ - A new range of Lactitol based products from Danisco

Danisco is launching DulcadenTM in Brazil, a new range of unique sweeteners blends designed to replace sugar in bakery applications without compromising on quality or taste.

Developing healthier, reduced or no added sugar, reduced calorie and fibre enriched baked goods is complicated because of the need to use a number of complex sugar reducing ingredients.

Now sugar can simply be substituted by one of Danisco's DulcadenTM products, through a very easy and fast reformulation, thus saving the costs and time usually associated with any new development. It is planned to roll out DulcadenTM into other countries worldwide.

DulcadenTM Biscuit, a blend of lactitol, Litesse® (polydextrose) and intense sweeteners, is the first product to be launched in the range and is tailored for biscuit applications.

Dulcaden ™ is part of Danisco's continuing product development with lactitol. Danisco continues to be committed to the manufacturing and marketing of lactitol.

Lactitol is especially suited for ice cream, chocolate and bakery applications due to its pleasant creamy flavour. Lactitol is used in sugar free, no added sugar, reduced sugar and low calorie products.

Danisco is one of the leading suppliers of a broad range of functional ingredients for sugar free, reduced sugar and no added sugar bakery products, including Litesse® (polydextrose), Lactitol, Fructofin® (fructose) and Xylitol.

For more information, please contact

Sarah Jane Jumppanen
Tel: + 44 1 737 859 208
E-mail: swgbsca@danisco.com

45

EXECUTIVE BOARD

DANISCO

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

Notice no.: 35/2007

5 November 2007

Share buyback in Danisco A/S

On 20 June 2007 the Board of Directors of Danisco decided to launch a share buyback programme under which Danisco will buy back treasury shares for an amount of up to DKK 500,000,000 in the period from 3 July 2007 to 14 December 2007.

The programme is structured according to the provisions of the EU Commission's regulation no. 2273/2003 of 22 December 2003, also referred to as the 'safe harbour method'.

Since our Notice no. 12/2007 of 9 July 2007, the following transactions have been made under the programme:

	Number of shares	Average purchase price in DKK	Transaction value in DKK
Accumulated at latest Notice	930,500	406.70	378,431,340
29 October 2007	28,000	399.78	11,193,840
30 October 2007	15,000	398.22	5,973,300
31 October 2007	9,000	396.31	3,566,790
1 November 2007	15,000	393.40	5,901,000
2 November 2007	-	-	-
Accumulated volume under programme	997,500	406.08	405,066,270

With the buyback of shares as stated above, Danisco owns a total of 1,189,077 treasury shares of a nominal value of DKK 20 each, corresponding to 2.43% of the total number of 48,941,495 issued shares.

An amount of DKK 94,933,730 remains to be used under the programme.

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:
Investor Relations, tel.: +45 3266 2912, e-mail: investor@danisco.com
Media Relations, tel.: +45 3266 2913, e-mail: info@danisco.com

With 9,700 employees in more than 40 countries, Danisco is one of the world's leading suppliers of food ingredients, sugar and industrial bioproducts. Based on our technology platform we use nature's own raw materials and resources to develop and produce ingredients for food and other products used in everyday life. Danisco ingredients are used in about every second ice cream and cheese, every third box of detergent and every fourth loaf of bread produced globally. Danisco ingredients based on food technology and biotechnology are also used in other consumer products - from feed and toothpaste to biofuel and plastics. Throughout the value chain, sustainability is integrated in Danisco's way of doing business.

46

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8 November 2007 - 14:35

Danisco shows new ways to meet market needs

Innovative emulsifiers for trans-free fats were among the crowd-pullers at Fi Europe.


DANISCO

Healthier fats caught the interest of food manufacturers from around the world at Fi Europe 2007 in London a week ago – and they only had to visit the Danisco stand to find out more.

The trans-free, non-hydrogenated GRINDSTED® CRYSTALLIZER Emulsifier Blends drew considerable attention as one of the eight nominees for the Fi Europe Best Innovation in Ingredients awards.

During a 20-minute presentation, Danisco senior application specialist Paul Wassell demonstrated the ability of GRINDSTED® CRYSTALLIZER to promote crystallisation in trans-free fats with a healthier image than traditional trans-containing, partially hydrogenated fats.

Samples of a 12% very low fat spread with and without the emulsifier blend revealed clear textural differences.
The presentation brought an invitation from one of the award judges to present the range at the Royal Society of Chemistry in the UK.

"Interest in the range was close to overwhelming, with many customers visiting our stand to discuss the application possibilities," Paul Wassell states.

"What was even more surprising, and unusual in this forum, was that a number of customers who had been testing GRINDSTED® CRYSTALLIZER were so excited by their positive test results that they brought them along to Fi Europe in order to share them with us."

An impressive array of product innovations and application samples made Danisco one of the most-visited exhibitors.

Solutions for countering rising milk costs in ice cream production, strengthening the immune and digestive system with probiotic foods, and producing excellent long-life tortillas were among the opportunities visitors could explore.

The meeting rooms on the 273m2 stand were busy throughout the three-day event. Danisco sales director for the UK and Ireland, Donal O'Sullivan, was highly satisfied with the many valuable talks with customers and the several hundred sales leads.

"We were very happy with the quantity and quality of visitors to the Danisco exhibit, with key decision-makers from market leaders and heads of innovation visiting to discuss our ingredient solutions. We are delighted with the amount of follow-up resulting from the show," he says.

For more information, contact us

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EXECUTIVE BOARD

DANISCO

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

Notice no.: 36/2007

12 November 2007

Share buyback in Danisco A/S

On 20 June 2007 the Board of Directors of Danisco decided to launch a share buyback programme under which Danisco will buy back treasury shares for an amount of up to DKK 500,000,000 in the period from 3 July 2007 to 14 December 2007.

The programme is structured according to the provisions of the EU Commission's regulation no. 2273/2003 of 22 December 2003, also referred to as the 'safe harbour method'.

Since our Notice no. 12/2007 of 9 July 2007, the following transactions have been made under the programme:

	Number of shares	Average purchase price in DKK	Transaction value in DKK
Accumulated at latest Notice	997,500	406.08	405,066,270
5 November 2007	12,000	389.04	4,668,480
6 November 2007	10,000	388.80	3,888,000
7 November 2007	-	-	-
8 November 2007	8,000	389.00	3,112,000
9 November 2007	10,000	385.02	3,850,200
Accumulated volume under programme	1,037,500	405.38	420,584,950

With the buyback of shares as stated above, Danisco owns a total of 1,229,077 treasury shares of a nominal value of DKK 20 each, corresponding to 2.51% of the total number of 48,941,495 issued shares.

An amount of DKK 79,415,050 remains to be used under the programme.

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:
Investor Relations, tel.: +45 3266 2912, e-mail: investor@danisco.com
Media Relations, tel.: +45 3266 2913, e-mail: info@danisco.com

With 9,700 employees in more than 40 countries, Danisco is one of the world's leading suppliers of food ingredients, sugar and industrial bioproducts. Based on our technology platform we use nature's own raw materials and resources to develop and produce ingredients for food and other products used in everyday life. Danisco ingredients are used in about every second ice cream and cheese, every third box of detergent and every fourth loaf of bread produced globally. Danisco ingredients based on food technology and biotechnology are also used in other consumer products - from feed and toothpaste to biofuel and plastics. Throughout the value chain, sustainability is integrated in Danisco's way of doing business.

DANISCO

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Press Release

12 November 2007

Danisco Sugar to consolidate production in Lithuania

In order to improve competitiveness, Danisco Sugar is planning to consolidate sugar production in Lithuania at one factory.

Today, Danisco Sugar produces sugar at two factories in Lithuania – in Kedainiai and Panevezys. With a view to optimising the platform further, concentrating production in Kedainiai will be the most expedient solution. Only moderate investments will be required to obtain the capacity needed to produce the expected future quota volume at that factory.

The consolidation also reflects Danisco Sugar's plans to sell part of its EU quota as announced in September following the latest amendment of the EU sugar reform. Danisco Sugar will now start consultations with employees and beet growers on a renunciation of 13.5% of Danisco Sugar's Lithuanian sugar quota and discontinuation of the factory in Panevezys after the 2007 campaign.

Around 200 employees will be affected by the planned factory closure. As in the case of previous factory closures, Danisco Sugar will be working closely with employee representatives to offer a wide range of support measures for the affected employees.

For further information, please contact:
Mogens Granborg, Executive Vice President, Danisco A/S, tel.: +45 3266 2000
Dorthe Lindgreen, Communications Manager, Danisco Sugar A/S, tel.: +45 3266 2588, mobile: +45 4011 6695

About Danisco
With 9.700 employees in more than 40 countries, Danisco is one of the world's leading suppliers of food ingredients, sugar and industrial bioproducts. Based on our technology platform we use nature's own raw materials and resources to develop and produce ingredients for food and other products used in everyday life. Danisco ingredients are used in about every second ice cream and cheese, every third box of detergent and every fourth loaf of bread produced by industries worldwide. Danisco ingredients based on food technology and biotechnology are also used in other consumer products - from feed and toothpaste to plastics and biofuel. Throughout the value chain, sustainability is integrated in Danisco's way of doing business.

Published by Danisco A/S, Communications, Langebrogade 1, PO Box 17, DK-1001 Copenhagen K
Tel.: +45 32 66 20 00 • Fax: +45 32 66 21 75 • info@danisco.com • www.danisco.com

DANISCO

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14 November 2007 - 14:10

Litesse® is now approved by the FDA in the USA for use in yoghurt products

Litesse® polydextrose from Danisco can now be used to create reduced calorie, prebiotic, fibre-enriched, reduced sugar yoghurt products and yoghurt beverages.*

Litesse® is easy to use in most dairy and yoghurt applications. It can be added to yoghurt before or after fermentation, or as part of the fruit preparation of fruit yoghurt where it can replace the bulk of sugar.

Available in both liquid and powder forms, Litesse® remains stable during the processing and shelf life of dairy products.

Litesse® is a speciality carbohydrate that is low calorie (1 kcal/gram), sugar free, prebiotic and high in fibre. Litesse® can be used with high intensity sweeteners to replace sugar and reduce calories. It also improves the mouthfeel and texture of low fat, reduced sugar yogurt.

As a prebiotic, Litesse® offers digestive health benefits.

Research findings indicate that Litesse® is not digested by human enzymes and passes intact to the colon where it selectively stimulates the growth of bifidobacteria and lactobacilli and promotes the generation of beneficial short chain fatty acids while also reducing colonic pH. Litesse® is well-tolerated up to 90 grams per day with no adverse gastrointestinal effects.

Litesse® polydextrose has also been shown to have a satiating effect. Clinical studies indicate that the consumption of foods containing Litesse® can substantially reduce subsequent caloric intake.

* When used as a stabilizer in accordance with the yogurt standards of identity. (See 21 CFR 131.200, 203 and 206.)

For further information, please contact your local sales representative.

Printed Wednesday, 21 November 2007 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2007/november/businessupdate_242_en.htm

50

EXECUTIVE BOARD

DANISCO

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

Notice no.: 37/2007

19 November 2007

Share buyback in Danisco A/S

On 20 June 2007 the Board of Directors of Danisco decided to launch a share buyback programme under which Danisco will buy back treasury shares for an amount of up to DKK 500,000,000 in the period from 3 July 2007 to 14 December 2007.

The programme is structured according to the provisions of the EU Commission's regulation no. 2273/2003 of 22 December 2003, also referred to as the 'safe harbour method'.

Since our Notice no. 12/2007 of 9 July 2007, the following transactions have been made under the programme:

	Number of shares	Average purchase price in DKK	Transaction value in DKK
Accumulated at latest Notice	1,037,500	405.38	420,584,950
12 November 2007	15,000	382.95	5,744,250
13 November 2007	-	-	-
14 November 2007	-	-	-
15 November 2007	27,000	385.35	10,404,450
16 November 2007	8,000	387.52	3,100,160
Accumulated volume under programme	1,087,500	404.44	439,833,810

With the buyback of shares as stated above, Danisco owns a total of 1,279,077 treasury shares of a nominal value of DKK 20 each, corresponding to 2.61% of the total number of 48,941,495 issued shares.

An amount of DKK 60,166,190 remains to be used under the programme.

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:
Investor Relations, tel.: +45 3266 2912, e-mail: investor@danisco.com
Media Relations, tel.: +45 3266 2913, e-mail: info@danisco.com

With 9,700 employees in more than 40 countries, Danisco is one of the world's leading suppliers of food ingredients, sugar and industrial bioproducts. Based on our technology platform we use nature's own raw materials and resources to develop and produce ingredients for food and other products used in everyday life. Danisco ingredients are used in about every second ice cream and cheese, every third box of detergent and every fourth loaf of bread produced globally. Danisco ingredients based on food technology and biotechnology are also used in other consumer products - from feed and toothpaste to biofuel and plastics. Throughout the value chain, sustainability is integrated in Danisco's way of doing business.

51

EXECUTIVE BOARD

DANISCO

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

Notice no.: 38/2007

26 November 2007

Share buyback in Danisco A/S

On 20 June 2007 the Board of Directors of Danisco decided to launch a share buyback programme under which Danisco will buy back treasury shares for an amount of up to DKK 500,000,000 in the period from 3 July 2007 to 14 December 2007.

The programme is structured according to the provisions of the EU Commission's regulation no. 2273/2003 of 22 December 2003, also referred to as the 'safe harbour method'.

Since our Notice no. 12/2007 of 9 July 2007, the following transactions have been made under the programme:

	Number of shares	Average purchase price in DKK	Transaction value in DKK
Accumulated at latest Notice	1,087,500	404.44	439,833,810
19 November 2007	26,000	378.51	9,841,260
20 November 2007	17,000	371.16	6,309,720
21 November 2007	15,000	363.91	5,458,605
22 November 2007	15,000	358.86	5,382,900
23 November 2007	-	-	-
Accumulated volume under programme	1,160,500	402.26	466,826,295

With the buyback of shares as stated above, Danisco owns a total of 1,352,077 treasury shares of a nominal value of DKK 20 each, corresponding to 2.76% of the total number of 48,941,495 issued shares.

An amount of DKK 33,175,705 remains to be used under the programme.

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:
Investor Relations, tel.: +45 3266 2912, e-mail: investor@danisco.com
Media Relations, tel.: +45 3266 2913, e-mail: info@danisco.com

With 9,700 employees in more than 40 countries, Danisco is one of the world's leading suppliers of food ingredients, sugar and industrial bioproducts. Based on our technology platform we use nature's own raw materials and resources to develop and produce ingredients for food and other products used in everyday life. Danisco ingredients are used in about every second ice cream and cheese, every third box of detergent and every fourth loaf of bread produced globally. Danisco ingredients based on food technology and biotechnology are also used in other consumer products - from feed and toothpaste to biofuel and plastics. Throughout the value chain, sustainability is integrated in Danisco's way of doing business.

52

DANISCO

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Jobs

Job title	Location	Business area	Reference no	Deadline
Research Assistant, Formulations	USA, California, Palo Alto	Research & Development	BFR-PA-07-DAN	31 October 2007
Develop and characterize novel formulations and delivery systems for proteins and peptides.				
Scientist II, Fungal/Bacterial Physiologist	USA, California, Palo Alto	Research & Development	BBO-PA-07-DAN	12 November 2007
You will work with a motivated group of biochemists, molecular biologists, and biochemical engineers to dissect, understand and control metabolic processes for the conversion of renewable resources to commodity chemicals.				
Corporate Hospitality Coordinator	USA, Kansas, Kansas Corporate	Administration	Corp Suppo - Bob Weller	17 November 2007
To help others to create and provide efficient and friendly service in a professional atmosphere by welcoming clients and vendors. Is responsible for developing , organizing, and maintaining up to date information to provide Arranging meetings, organizing flight ticketing, greeting and directing visitors to the appropriate department or staff member.				
Accounts Payable	USA, Kansas, Kansas Corporate	Finance & Accounting	EN-00362	17 November 2007
Responsible for the application of appropriate guidelines and jprocedures int he company's accounts payable functions. This position reports directly to the Accounts Payable Supervisor and has no direct supervisory responsibilities.				
International Compensation & Benefits Consultant	Denmark, Copenhagen	Human Resources	EN-00340	25. November 2007
Would you like working within a challenging international HR environment and to take Danisco to the next level within Global Rewards?				
Scientist, Bioprocess Development	USA, Wisconsin, Madison Corporate	Research & Development	CH3-MA-0708-DCOM	27 November 2007
Solve problems by being an essential link between R&D and manufacturing!				
Refrigeration and Maintenance Mechanic	USA, Wisconsin, Madison Plant	Facility Services	LH-1-Mad-07/08-Dcom	30 November 2007
Are you a highly motivated person ready to work as a Refrigeration and Maintenance Mechanic?				
Scientist II, Biochemistry	USA, California, Palo Alto	Research & Development	Q-PA-07-DAN	30 November 2007
Utilize your Biochemistry skills on leading white biotechnology research in a team environment.				
Assistent til	Denmark,		SUFA	30 November 2007

Finansadministration	Copenhagen			

Danisco Sugar A/S finance administrationen i København kan tilbyde et alsidigt job i en dynamisk afdeling med et uformelt, men krævende miljø.

Mejeritekniker	Denmark, Aarhus	Research & Development	DA-00344	2. December 2007

Er du den nye kollega, vi søger til Pilotanlægget for mejeri og is?

Category Manager, indkøb	Denmark, Copenhagen		SUCM	13 December 2007

Category Manager - til Danisco Sugars hovedkontor i København.

Indkøbsassistent	Denmark, Copenhagen		SUAS	13 December 2007

Indkøbsassistent - til Danisco Sugars hovedkontor i København

Specialist - Manager, Regulatory Affairs	USA, California, Palo Alto	Research & Development	ACA-PA-07-DAN	17 December 2007

Utilize your science background in a global regulatory environment.

Research Assistant, Enzymology	USA, California, Palo Alto	Sales & Marketing	CMi-PA-0708-2-DCOM	31 December 2007

Genencor is seeking a Research Assistant to join our growing BioMass Applications organization.

Senior Microbiologist: fungi / yeast	France, Dangé Saint Romain	Research & Development	EN-00329	31. December 2007

Within the DANISCO Culture R&D organization, in the main Research Centre located in Dangé Saint Romain (86, France) , the candidate will be in charge to develop new products and techniques concerning eukaryotic cultures (fungi/yeasts) for food and feed.

Culture Development analyst (Dangé St Romain France)	France, Dangé Saint Romain	Research & Development	EN-00357	31. December 2007

To conduct implementation and/or adaptation of biochemical or chemical advanced analysis used in the dairy or food industry. The work will encompass basis aspects of biochemistry and chemistry, with emphasis in chromatographic methods development.

Bioprocess Engineer / Scientist	France, Dangé Saint Romain	Research & Development	EN-00355	31. December 2007

Customer Service Support	USA, Kansas, Kansas Corporate	Administration	EN-00366	31 December 2007

This position will serve as the North America office telephone operator and assist with the daily mail and fill in performing various customer service functions.

Demand manager, Dangé Saint Romain - 86	France, Dangé Saint Romain	Supply Chain Management	EN-00353	31. December 2007

The purpose of this position is to provide a competitive service from a product delivery stand point while mastering supply chain cost on: - order management - planning - distribution - capital employed

Industry Manager, Food	USA,	Operations	EN-00332	01 January 2007

Protection	Kansas, Kansas Corporate			

The Regional Dairy Industry Manager – Food Protection is responsible for developing, structuring and marketing the Food Protection offer of products and services for the industry, in line with SAFI industry focus. This development shall be in line with SAFI Sales and Application demands and needs, as clarified through TSR's, CDA's, MTA's and any other Joint Development agreements. The Food Protection Products and Services shall be structured by industry in a way that is compliant with local regulations and Danisco's customers' segmentation, and shall be marketed through SAFI organization with most relevant information and documentation for the industry that is targeted. The Regional Industry Manager is responsible for new product launch in coordination with Regional Director and SAFI teams.

Senior Application Technologist	USA, Wisconsin, Madison Corporate	Research & Development	EN-00324	26 January 2008
Research Assistant, Appllications Process Engineer	USA, California, Palo Alto	Sales & Marketing	CMI-PA-0708-DCOM	31 March 2008

Genencor is seeking a Research Assistant/Process Engineer to join our expanding BioMass Applications Group

Scientist, Enzymology, BioMass Applications	USA, California, Palo Alto	Research & Development	CMiSci-PA-0708-DCOM	31 March 2008

Genencor is seeking an Enzymologist with interest in our growing BioMass Applications organization

Sr. Research Associate, Fabric and Household Care	USA, California, Palo Alto	Research & Development	CCY-PA-0708 DAN2	30 April 2008

Printed Wednesday, 21 November 2007 from http://www.danisco.com/cms/connect/corporate/job+and+career/jobs/jobs_en.htm

53

DANISCO

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Calendar

2008 2007

November 2007

11th Biennial Conference of APSA	25 Nov 2007
Brau Beviale	14 Nov 2007
2007 CFIA Fall Conference	12 Nov 2007
Confectionery Manufacturing Expo China (CME China)	06 Nov 2007
VIV India 2007	01 Nov 2007

October 2007

Food Ingredients Europe (FiE)	30 Oct 2007
Worldwide Food Expo (WWFO)	24 Oct 2007
European Capital Markets Conference - USA	21 Oct 2007
SICEF	11 Oct 2007
Roadshow - Iceland	08 Oct 2007
International baking industry exposition (IBIE)	07 Oct 2007
CPhI Worldwide 2007	02 Oct 2007
International Brewing Convention	02 Oct 2007

September 2007

Roadshow - Netherlands	26 Sep 2007

August 2007

Annual General Meeting 2007	29 Aug 2007

June 2007

Q4 results 2006/07	20 Jun 2007

May 2007

Q4 quiet period begins	18 May 2007
Vitafoods 2007	08 May 2007
IFFA	05 May 2007
SCAA's 19th Annual Conference & Exhibition	04 May 2007

April 2007

Petfood Forum	16 Apr 2007

March 2007

Food Ingredients China	28 Mar 2007
Roadshow - United Kingdom	22 Mar 2007
Q3 results 2006/07	20 Mar 2007

Printed Wednesday, 21 November 2007 from
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54,

DANISCO

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Share information

Share information is updated every two minutes, press F5 to update.

	Time	Latest	Change	%	Highest	Lowest	Volume
Danisco	16:54	361.50	-11.50	-3.08	371.00	358.50	[illegible]
OMXC 20	17:21	446.38	-16.18	[illegible]	460.41	444.83	

Danisco's master data

Stock Exchange	OMX Copenhagen Stock Exchange
Share capital	DKK 978,829,900
Denomination	DKK 20
Number of shares	48,941,495
Classes of shares	One
Bearer security	Yes
Voting right restriction	7.5%
ID code	DK0010207497
Datastream	DK:DAO
Reuters Instrument Code	DCO.CO
Bloomberg code	DCO DC
Thomson Financial	DCO.DK

Printed Wednesday, 21 November 2007 from
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55.

DANISCO

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Genencor

Genencor is the biotechnology division of Danisco A/S that develops innovative enzymes and bioproducts to improve the performance and reduce the environmental impact of the cleaning, textiles, fuels and chemicals industries.

About Genencor

Danisco acquired Genencor in 2005 to expand its position as a leader in food ingredients and to diversify into growing industrial biotechnology markets. With the acquisition, Danisco becomes the second largest supplier of industrial enzymes in the world.

Who are we?

- Tjerk de Ruiter, Chief Executive Officer, Genencor Division
- Michael V. Arbige, Executive Vice President, Technology
- Andrew Ashworth, Vice President, Finance
- Carole B. Cobb, Senior Vice President, Global Supply
- James Laughton, Executive Vice President, Danisco Animal Nutrition and Food & Beverage Enzymes
- Philippe Lavielle, Executive Vice President, Business Development
- Jim Sjoerdsma, Vice President of Human Resources, Genencor Division and Danisco US
- 1,475 employees worldwide

Where are we located?

Genencor's headquarters and research and development center is located at:

Danisco US Inc., Genencor Division 200 Meridian Centre Blvd Rochester, NY 14618 USA	Danisco US Inc., Genencor Division 925 Page Mill Road Palo Alto, CA 94304
Telephone: +1 800 847 5311 (toll free) +1 585 256 5200	Telephone: +1 650 846 7500
Fax:+1 585 256 5286	Fax: +1 650 845 7500

Additional perspectives

At more than 4 million liters, Genencor has the second largest production capacity of industrial enzymes in the world.

Corporate Citizenship: Genencor takes an active role as corporate citizen in its communities through stakeholder dialogue, local philanthropy and volunteerism and public policy engagement.

As part of its sustainability management system, the division established a stakeholder board consisting of customers, suppliers, citizen environmental organisations, and State and Federal (US) policy makers.

The division also plays a leadership role in the policy centers of Washington and Brussels through its voluntary roles in the BIO (www.bio.org) and EuropaBio (http://www.europabio.org/white_biotech.htm) organisations.

Genencor has consistently been honored with awards for its technology, business performance and culture. Last year, it received the R&D 100 top technology award, the 4th Best Place to Work among Small and Medium Companies in the U.S. and was listed among the Forbes 200 fastest growing companies. In 2005 Genencor was named the #1 Best Place to Work in the U.S.

Genencor traces its roots to 1982 where it was formed as a joint venture between Genentech and Corning Glassworks.

Printed Wednesday, 21 November 2007 from
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56

DANISCO
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Cultures

Cultures is one of the foremost suppliers to the dairy, meat and health industries.

About Cultures

Cultures Division produces, develops and markets starter cultures, media, coagulants and enzymes for cheese, fresh dairy and other food products. Responding to the current market trends for health & nutrition and food protection, the division is also a leading supplier of probiotic cultures widely used in the food, nutritional and dietary supplements markets as well as natural food protective solutions.

Strategy

Cultures'objective is to improve the consumer's lifestyle with cultures and metabolites for tastier, healthier, safer and more convenient foods. Our ambition is to be the world leader in cultures and food protection.

Products

Meeting almost every need for fermented applications around the world, our product portfolio with far-reaching functionalities comprises:

- Lactic cultures for fresh fermented milk products and cheeses.
- Probiotic cultures.
- Surface-ripening and flavouring cheese cultures and enzymes.
- Meat ripening cultures
- Protective cultures and fermentates.
- Antimicrobials.
- Antioxidants.

Who are we?

Cultures employs 725 employees and is headed by President, Cultures Fabienne Saadane-Oaks.

The division is organised into four business units:

Dairy Cultures	Patrick Veau, Vice President for Dairy Cultures
Food Protection	Stéphane Constant, Vice President for Food Protection
Cheese Enymes & Colours	Doug Willrett, Vice President for Cheese, Enzymes and Colours
Dietary Supplements	Scott Bush, Vice President for Dietary Supplements

Non-business unit members of Cultures Executive team

- Didier Carcano, Vice President Marketing Innovation
- Egon Bech Hansen, Vice President Research & Development
- Claus Gram Madsen, Vice President Finance
- Pierre Cans, Vice President Industrial Operations
- Mariacecilia Londono, Director Latin America
- Siew-Lii Bong, Director Asia Pacific

Where are we located?

Cultures Division has sales offices located around Europe, North and South

America, Asia and Australia and production and research facilities in France, Germany, Poland, Finland, UK, Denmark, USA, Guatemala and Colombia. The division is headquartered in Paris, France at: Danisco France SAS, 20 Rue Brunel, F-75017 Paris, France.

See our locations map for more information.

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Texturants & Sweeteners

Texturants & Sweeteners is a global market leader in ingredients used in food and a number of industrial products.

About Texturants & Sweeteners

Texturants & Sweeteners is a newly established division, representing a turnover of DKK 6.7bn (2005/06) or around half of Danisco's ingredients business. The division is a formation of product areas from the previous divisions: Textural Ingredients, Emulsifiers, Functional Systems, Specialities and Sweeteners.

Products

With a global production structure based on high volume and raw material availability, we offer the market's broadest range of innovative and standard solutions within the areas of:

- emulsifiers,
- hydrocholloids (stabilisers),
- speciality sweeteners and carbohydrates
- optimised and/or customised blends
- selected pharmaceutical ingredients.

Texturants & sweeteners are used in most food industries and in a number of industrial applications. Within our main product segments we hold a top 3 position in the global market.

Who are we?

Texturants & Sweeteners employs 3,100 employees and is headed by Torben Svejgård, CEO of Texturants & Sweeteners.

The division is organised into four business units:

Business unit	Management
Emulsifiers	Martin Klavs Nielsen, Executive Vice President
Gums and Systems	Anders Wilhjelm, Executive Vice President
Pectin	Pamela Beach, Vice President
Sweeteners and Pharma	Nicholas Dunning, Executive Vice President

Non-business unit members of Texturants & Sweeteners Executive team

- Mette Stuhr, Vice President for Human Resources
- Marianne Rørslev Bock, Vice President for Finance
- Lars Gemer Lund, Vice President for Logistics
- Ole Hansen, Vice President for Innovation and Technology

Where are we located?

Texturants & Sweeteners operates 27 production and innovation sites worldwide. The division is headquartered in Copenhagen, Denmark at: Danisco A/S, Langebrogade 1, DK-1001-K, Denmark.

See our locations map for more information.

Printed Wednesday, 21 November 2007 from
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DANISCO

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Svenska

Sugar

Sugar, Danisco's largest product division, markets a wide range of standard and speciality sugar products for industry and consumers.

About Sugar

More than 80% of our output is sold to the food industry, mainly to manufacturers of soft drinks, confectionery, jam, marmalade, bakery and dairy products, while the remaining part is sold in the retail market under our Dansukker® brand.
The Sugar Division also supplies a line of animal feed products, and sugar beet seed to agriculture, as well as dietary fibre. Today, the bulk of Sugar's sales goes to the Nordic and Baltic countries, while exports are directed towards a multitude of markets.

An annual production of some 1.0 million tonnes of sugar places the Sugar Division among Europe's largest and most efficient sugar suppliers. Production takes place at our 9 facilities in Denmark, Sweden, Finland, Germany and Lithuania. Our main raw material is sugar beet.

Goals and strategy

The Sugar Division is committed to strengthening our position among the leading sugar suppliers in Europe. The division's strategy is continued efficiency improvements aimed at achieving operational excellence in both production and administration; combined with a market-oriented product development and a constant focus on quality and sustainable production.
Maintaining the Sugar Division as an attractive workplace is another key element in our strategy. All Sugar Division employees are covered by our HR policy, which focuses on dialogue, development opportunities, flexibility and social responsibility.

Employees

The Sugar Division has a broad variety of job functions ranging from production and advising beet growers via sales and marketing to high-tech IT and process development. The Sugar Division has approximately 2,300 employees.

Key persons

The Sugar Division is managed by the Sugar Management Group, which has the following members:

- Mogens Granborg, Executive Vice President, COO, Danisco A/S
- Thomas B Olsen, Executive Vice President Agriculture
- Jesper Thomassen, Executive Vice President, Technology & Operations
- Mats Liljestam, Executive Vice President, Sales and Marketing, President of Danisco Sugar AB
- Esben Andersen, Executive Vice President, Finance

Here is how we are organised


Sugar Management Group
Staff functions
Sales & Marketing
Logistics
Technology & Operations
Agriculture
Finnsugar

Where to find us

The Sugar Divisions sugar production is concentrated at two sites in Denmark, one in Sweden, one in Finland, one in Germany and at two jointly-owned facilities in Lithuania. We also operate two sugar refineries in Finland and Sweden, respectively. The Sugar Division has sales offices in Norway, Iceland and Estonia.

The division's head office function is based in Copenhagen, Denmark.

The Finnish sugar activities are managed from Finnsugar's head office in Kantvik outside Helsinki.

Read more about Sugar's production facilities

Denmark	Finland	Germany	Lithuania	Sweden
Nakskov	Kantvik	Anklam	Kedainiai	Arlöv
Nykøbing	Säkylä		Panevezys	Örtofta
	Jokioinen			

The EU Sugar Market Regime

Production and marketing of sugar beet and sugar in Europe is governed by the EU Sugar Market Regime. The regime regulates imports and exports and is based on a quota, price and levy system. The EU production quotas, totalling 17,4 million tonnes of sugar, may be adjusted annually as part of the EU's international trade agreements with the World Trade Organization (WTO). Danisco's total sugar quota is 1,052,000 tonnes.

The EU Sugar Market Regime has existed in its current form, with a few changes, since 1968, but in November 2005 the EU adopted a reform that is effective from 1 july 2006 to 30 September 2015. Read more about Danisco's view on the EU Sugar Market Regime.

Inspiration for consumers

Our retail Dansukker® brand provides consumers with a wide and attractive selection of sugar products designed to suit modern lifestyles and satisfy market trends, for example Culinary Syrup, Icing Sugar with flavour, Fruit Sugar and Muscovado Sugar.
Modern consumers like to serve good, homemade meals but often do not have sufficient time to make them. That is why our development efforts are focused on convenience and inspiration, making it easy to prepare homemade quality food.

Fibre and feed from beet

Even if sugar-containing beet juice is the primary ingredient in Sugar's production, the rest of the beet also has many qualities. The beet pulp and molasses are used in the manufacture of a range of high-quality animal feed products. See http://www.hpmassa.nu/ and www.foder.daniscosugar.com for further information.
Sugar's dietary fibre, Fibrex®, made of beet fibre, is a natural, gluten-free, high-

fibre food supplement, which is used in bakery, meet and breakfast cereal products.

The beet - a complete cycle

Sugar's main raw material is sugar beet delivered by some 11,000 growers in Northern Europe. A sugar beet contains 75 per cent water, 16-18 per cent sugar, 5-6 per cent beet fibre and 2-3 per cent other substances. Some 90 per cent of the sugar content is extracted as white sugar. The remainder is contained in the molasses, which is used in the production of animal feed, yeast and alcohol. We reuse almost half the beet's water content, for instance for washing beet, and the rest evaporates.
The beet fibre is used for fibre products and animal feed. The remaining other substances contain phosphorus and magnesium and are present in the lime left over from the sugar production, for example. The lime is sold as fertiliser to agriculture. This means that we use practically the whole dry substance content of the beet in our production and almost half of the water content.

For more information about Sugar Division and our products:
www.daniscosugar.com
www.agriculture.daniscosugar.com (available in Danish, German, Lithuanian and Swedish)
www.dansukker.com (available in Danish, Estonian, Finnish, Latvian, Lithuanian, Norwegian and Swedish)
www.foder.daniscosugar.com (available in Danish, German and Swedish)
www.hpmassa.nu (available in Swedish)
www.perspektiv.nu (available in Danish, Norwegian and Swedish)
www.trade.daniscosugar.com (available in Danish, Norwegian and Swedish)

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Position/Peer group

Market position

	Emulsifiers	Functional systems	Textural ingredients	Flavours	Food enzymes	Feed enzymes	Technical enzymes	Starter cultures	Bio-preservation	Sweeteners
Danisco (DK)	✓	✓	✓		✓	✓	✓	✓	✓	✓
Degussa/Cargill (USA)	✓	✓	✓	✓	✓			✓	✓	
Kerry Group (IE)	✓	✓	✓	✓	✓				✓	✓
Huber (DK/USA)			✓							
Cognis (D)	✓		✓							
Novozymes (DK)					✓	✓	✓			
PAI/Chr. Hansen (DK)				✓	✓			✓		
DSM (NL)		✓			✓	✓	✓	✓	✓	✓
Sensient (US)				✓						
Firmenich (CH)				✓						
Givaudan (CH)				✓						
Symrise (D)				✓						
Danisco's global position	1	1	2	-*	2	3	2	2	1	1

Peer group

Company	Website
ADM	www.admworld.com
Associated British Foods	www.abf.co.uk/
Christian Hansen Group	www.chr-hansen.com
CP Kelco	www.cpkelco.com
CSM	www.csm.nl
Degussa	www.degussa.com
DSM	www.dsm.nl
Béghin Say	www.beghin-say.fr
Givaudan	www.givaudan.com
Grünau Illertissen GmbH	
Imperial Chemical Industries	www.ici.com
International Flavour and Fragrance	www.iff.com
Kerry Group	www.kerrygroup.com
Novozymes	www.novozymes.com
Sensient Technologies Corporation	www.sensient-tech.com
Suedzucker	www.suedzucker.de
Tate and Lyle	www.tate-lyle.co.uk

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Dansk

Risk management

Given the international scope of the Group's business activities, Danisco's results and equity are affected by various financial risks, such as liquidity, interest rate and exchange rate risks.

The Executive Board is responsible for implementing effective risk management systems in the Group and for maintaining focus on improving the systems.

In connection with the Board of Directors' annual risk management review in the spring of 2007, none of the risk areas identified were assessed as being critical to Danisco's ability to reach its goals and execute its strategy.

The management of the Group – including risks – is based on the following:

- **Corporate governance**: Determines the overall management structure of the Group
- **Code of conduct**: A set of rules for the behaviour of the employees within the business and towards the surrounding environment
- **Danisco's five values**: We are innovative, we create value, we build competencies, we take responsibility and we believe in dialogue
- **Internal policies and procedures**

Danisco's risk perception and risk management are split into five levels as shown in the figure below.

The five risk elements are described in detail at segment or group level, on page 39 of the Annual report 2006/07.


Market and business risks
Operational risks
Financial risks
Management and accounting risks

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Market development

Danisco operates on a global scale as one of the leading suppliers to the ingredients industry.

Ingredients

Although the global market is driven by factors such as convenience and low costs, we see growing demand for foods with superior health and nutrition profiles. The growing problem of obesity, diabetes etc. on a global scale will put additional focus on healthy food with a low energy and fat content.

Our extensive application knowledge of how to combine healthy ingredients for new foods will open new attractive growth opportunities for Danisco.

This type of food requires a greater content of, for example, Danisco's texturant ingredients, which constitute the building blocks in industrially produced food as well as products such as enzymes and cultures in particular, which are active ingredients with special functionality.

Danisco's strong technology and market position in these segments provide a good platform for exploiting the future market opportunities

Biotechnology

Through the acquisitions of Genencor (second-largest enzymes producer worldwide) and Rhodia Food Ingredients (second-largest cultures producer worldwide), Danisco has established one of the strongest and broadest technology and business platforms in the biotech industry.

The growth potential of white biotech – i.e. biotechnology solutions for industrial processes such as bioethanol production based on biomass – will be driven partly by economic benefits and partly by environmental advantages in respect of energy consumption and pollution.

Given our strong R&D capacity in this field, this focus area is expected to make a significant contribution to Danisco's future growth.

In coming years, Danisco will be keenly dedicated to expanding the range of active ingredients through own product development and external products.

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Dividend policy

Our policy is to ensure the necessary equity to fund the company's operations and distribute surplus capital in the form of dividends and/or share buybacks.
Dividend payments are decided at the Annual General Meeting and are paid automatically through the Danish Securities Centre immediately after the Annual General Meeting. Danisco does not pay interim dividend.

	2002/03	2003/04	2004/05	2005/06	2006/07
Average no. of shares **'000**	52,366	49,907	49,584	48,909	48,728
Basic earnings per share (EPS) **DKK**	19.22	19.52	24.23	11.52	21.71
Diluted cash flow per share **DKK**	37.94	33.39	27.64	53.59	49.62
Diluted book value per share (BVPS) **DKK**	223	233	242	252	258
Diluted market value **DKK million**	12,424	14,637	18,438	24,727	21.682
Dividend per share **DKK**	6.25	6.50	6.75	6.75	7.50
Pay-out ratio **in %**	30.9	33.2	27.7	58.2	34.6

Printed Monday, 26 November 2007 from
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Share price

Danisco's Share Monitor is an interactive tool for viewing and analysing market performance. Transaction information, graphs and calculations are dynamically updated every 60 seconds.

Danisco, 28.11.2007 16:20, DCO.CO

Last:	Change: Dkr +1,50	Volume: 190.034
Dkr 377,50	Percent Change: +0,40 %	Market cap: Dkr bn 18471.76

Today 1 mo. 6 mo. 1 yr 3 yr 5 yr 10 yr All


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340,0
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01.07.2007
01.09.2007
01.11.2007

Download data as Excel file   View large graph

Shares	Date (d.m.yyyy):	Analyses + Markers
☑ Danisco	28.05.2007 28.11.2007	☐ Total Return ☐ Moving Avr, per.: 20 ☑ Stock Exchange Releases ☑ Dividends
Indices	**Competitors**	**The lower part of the graph**
☐ OMX Copenhagen ☐ FTSE Food ☐ DJ Euro Stoxx ☐ DJ Stoxx sust.	☐ ABF ☐ DSM Euronext ☐ Givaudan ☐ IFF ☐ Novozymes ☐ Sensient ☐ Südzucker	◉ Volume ○ Moment., per.: 14 ○ Daily Change

Update Graph

Performance Comparison: 28.05.2007 - 27.11.2007

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